82-3850

The Standard on 2 June 2003



03029671

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

FINAL SCRIP DIVIDEND WITH CASH OPTION FOR THE YEAR ENDED 31ST DECEMBER 2002

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the final scrip dividend for the year ended 31st December 2002 is HK$0.4313.

Further to the circular to shareholders of K. Wah Construction Materials Limited (the "Company") dated 23rd May 2003 describing arrangements for the payment of the final scrip dividend of HK$0.01 per ordinary share of HK$0.10 each of the Company ("Share"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$0.4313.

The discounted market value is HK$0.4313, being the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 26th May 2003 to 30th May 2003, both days inclusive, which was HK$0.454, less five per cent discount, rounding down such figure to four decimal places.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

$$\text{Number of Shares held on 23rd May 2003 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{HK\$0.4313}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31st December 2002, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.01 per Share will be posted to shareholders at their own risk on 4th July 2003.

Shareholders who wish to receive all or part of their final dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 20th June 2003. Dealings in the new Shares to be allotted as the final scrip dividend will commence on 7th July 2003.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 30th May 2003

dlw 9/2

信報　二〇〇三年六月二日



嘉華建材有限公司

（於香港註冊成立之有限公司）

截至二零零二年十二月三十一日止年度之末期以股代息（附有選擇現金之權利）

用以計算配發予本公司股東作為截至二零零二年十二月三十一日止年度之末期以股代息之新股份數目之折讓市值為每股港幣0.4313元。

繼於二零零三年五月二十三日致嘉華建材有限公司（「本公司」）股東概述以股代息之安排之通函後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份（「股份」）之港幣0.01元代息股份數目之折讓市值為每股股份港幣0.4313元。

該折讓市值為港幣0.4313元，乃由二零零三年五月二十六日起至二零零三年五月三十日止五個交易日（首尾兩天包括在內）一股股份在香港聯合交易所有限公司之平均收市價港幣0.454元再折讓百分之五（約數至小數點後四個位）。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部分股權可收取下列數目之代息股份：

於二零零三年五月二十三日持有未有選擇收取現金之現有股數 × $\frac{\text{港幣0.01元}}{\text{港幣0.4313元}}$

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益（截至二零零二年十二月三十一日止年度之末期股息除外），可十足享有日後所宣佈、作出或派發之全部股息及分派。

零碎之股份將不會派發予股東，其利益歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.01元之股息單將於二零零三年七月四日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部分以現金收取末期股息以代替新股份，務須於二零零三年六月二十日下午四時前將選擇表格填妥並交回本公司在香港之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－1716室。將予配發作為末期以股代息之新股份預期將於二零零三年七月七日開始買賣。

承董事會命
公司秘書
湯鉅南

香港，二零零三年五月三十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉 華 建 材 有 限 公 司

(incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang *(Managing Director)*
Paddy Tang Lui Wai Yu

Non-executive Directors:
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, OBE, JP*
Yip Hing Chung, MBE, JP*

* *Independent Non-executive Directors*

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

23rd May 2003

To the Shareholders,

Dear Sir or Madam,

Final Scrip Dividend with Cash Option for the Year Ended 31st December 2002

Introduction

At the annual general meeting of K. Wah Construction Materials Limited (the "Company") held today, it was resolved that a final dividend for the year ended 31st December 2002 of

HK$0.01 per issued share of the Company of HK$0.10 each (a "Share") be paid to shareholders whose names appear on the register of members on 23rd May 2003. It was also resolved that such dividend should be satisfied by way of scrip dividend by an allotment of new Shares credited as fully paid in accordance with the Memorandum and Articles of Association of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend.

Particulars of the Final Dividend

Shareholders have the following choices in respect of the final dividend:

(i) an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of final dividend which Shareholders could elect to receive in cash in respect of HK$0.01 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) final dividend of HK$0.01 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 26th May 2003 to 30th May 2003 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 30th May 2003 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made on 2nd June 2003. **The last day on which shareholders will be entitled to make their choice of the above alternatives is 20th June 2003.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 23rd May 2003 and for which elections to receive the final dividend in cash are not lodged with the Company's share registrars on or before 20th June 2003, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 23rd May 2003 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31st December 2002 and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The scrip dividend will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the final dividend in cash were received in respect of all the existing Shares registered as at 23rd May 2003, the total cash dividend payable by the Company would be approximately HK$12,432,000.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities and Futures Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the final dividend for the year ended 31st December 2002 which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 20th June 2003.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, before 4:00 p.m. on 20th June 2003.

Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of the final

dividend for the year ended 31st December 2002. No person receiving in any territory outside Hong Kong a copy of this letter and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. Your Board will exercise the discretion granted to it under the Articles of Association of the Company not to allot New Shares as dividend to the shareholders with registered addresses in territories outside Hong Kong where, in the opinion of the Directors, it would or might, be unlawful or impracticable to allot New Shares in such places in satisfaction of the final dividend for the year ended 31st December 2002. These shareholders will receive such dividend and all future dividends wholly in cash. No Forms of Election will be sent to such shareholders.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Company's Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on The Stock Exchange of Hong Kong Limited. On no other stock exchanges are any part of the Shares of the Company listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 4th July 2003 and dealings in such Shares will commence on 7th July 2003. In the unlikely event that the New Shares are not admitted to listing by The Stock Exchange of Hong Kong Limited before 4th July 2003, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Lui Che Woo
Chairman

此乃要件　請即處理

閣下如對本通函任何部分或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之嘉華建材有限公司股份，應立即將本通函及附奉之選擇表格（如適用）送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司

（於香港註冊成立之有限公司）

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc（主席）
呂耀東（副主席）
陳啟能（董事總經理）
鄧呂慧瑜

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

非執行董事：
張惠彬博士，太平紳士*
鄭慕智，OBE，太平紳士*
葉慶忠，MBE，太平紳士*

* 獨立非執行董事

敬啓者：

截至二零零二年十二月三十一日止年度
之末期以股代息（附有選擇現金之權利）

緒言

於今日舉行之嘉華建材有限公司（「本公司」）股東週年大會上，決議派發截至二零零二年十二月三十一日止年度之末期股息本公司每股面值港幣0.10元之已發行股份（「股

份」)港幣0.01元予二零零三年五月二十三日名列股東名冊上之股東。同時亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該等股息，而股東可選擇全部或部分收取現金以替代股份股息。

末期股息詳情

有關此次末期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股(「新股」)，獲發新股之總折讓市值(定義見下文)相等於股東應可選擇收取現金股息每股港幣0.01元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派末期股息現金港幣0.01元；或

(iii) 部分收取新股及部分收取現金。

為計算應配發新股之數目，每股新股之折讓市值(「折讓市值」)指由二零零三年五月二十六日起至二零零三年五月三十日止(首尾兩天計算在內)五個交易日內一股股份於香港聯合交易所有限公司之平均收市價再折讓百分之五(只計算至小數點後四個數字)。因此，須待二零零三年五月三十日辦公時間完結後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零三年六月二日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零三年六月二十日。**

若股東未有於二零零三年六月二十日或以前將選擇表格交回本公司之股份過戶登記處以選擇收取現金作末期股息，則就其名下於二零零三年五月二十三日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \frac{\text{於二零零三年五月二十三日}}{\text{持有未有選擇收取現金之現有股數}} \times \frac{\text{港幣0.01元}}{\text{折讓市值}}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益(截至二零零二年十二月三十一日止年度之末期股息除外)，可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益撥歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部分股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

以股代息之影響

倘股東選擇將其名下於二零零三年五月二十三日已登記之全部現有股份，均收取現金作末期股息，則本公司須支付之現金股息總額將約為港幣12,432,000元。

本公司股東務請留意以股代息可引致一些股東（其或有須具報權益）須遵照證券及期貨條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

選擇表格

隨函附奉選擇表格。**倘　閣下擬按上述基準獲配發新股份作為　閣下有權收取之截至二零零二年十二月三十一日止年度之全數末期股息，則毋須辦理任何手續。惟倘　閣下擬全數收取現金以代替新股作為股息或部分以現金，而餘額以配發新股份作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零三年六月二十日下午四時交回香港皇后大道東183號合和中心17樓1712-1716 室本公司之股份過戶登記處香港中央證券登記有限公司。**倘　閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘　閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下，閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。　閣下可選擇填交選擇表格，使　閣下日後所收取之股息全數為現金以代替新股，直至本公司之股份過戶登記處接獲書面通知撤銷該項選擇指示為止。　閣下不得就名下部分股份固定選擇長期收取現金股息。

選擇表格不會寄予前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零三年六月二十日下午四時前與本公司於香港之股份過戶登記處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為截至二零零二年十二月三十一日止年度之末期股息。任何於香港以外地區之人士如接獲本函件及／或選

擇表格，概不得將有關文件視作向其發出之邀請，除非該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定。

股份並未根據香港以外任何司法地區之適用證券規例登記。董事會可行使其根據本公司之公司細則獲授予之酌情權，不向其登記地址乃在香港以外且董事認為配發新股作為股息，可能或將屬違法或不可行之地區之股東配發新股作為截至二零零二年十二月三十一日止年度之末期股息。該等股東收取之該項股息及日後收取之所有股息將全數以現金派發。彼等將不會獲發給選擇表格。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算系統交收買賣本公司股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在香港聯合交易所有限公司上市及掛牌買賣，本公司股份之任何部分概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交香港聯合交易所有限公司。預期有關該等股份之股票及股息單將於二零零三年七月四日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零三年七月七日開始買賣。倘在極不可能之情況下，新股於二零零三年七月四日前不獲香港聯合交易所有限公司批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部分收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。如對於應採取之行動有任何疑問，應諮詢　閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

諸位股東　台照

主席
呂志和博士
謹啓

二零零三年五月二十三日

The Standard on 13 May 2003



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

The Board of Directors ("the Board") of K. Wah Construction Materials Limited ("the Company") is deeply saddened by the passing of Dr. Chan Nai Keong, a non-executive director of the Company, on 9th May 2003.

Appointed to the Board in 1991, Dr. Chan will be remembered as a brilliant and enthusiastic leader and for his insightful guidance and valuable contribution to the Company throughout the past twelve years.

The Board would like to extend heartfelt condolences to Dr. Chan's family.

By Order of the Board
Steven Tong
Company Secretary

Hong Kong, 12th May 2003

信報　　二〇〇三年五月十三日



嘉華建材有限公司

(於香港註冊成立之有限公司)

嘉華建材有限公司(「本公司」)之董事會(「董事會」)非執行董事陳乃強博士於二零零三年五月九日辭世，本公司仝人深表哀痛。

陳博士於一九九一年獲邀加入本公司董事會，十二年以來一直熱心參與制訂本公司的發展路向和計劃，並不斷提出精闢見解和指導，令本公司獲益良多。我們將永遠懷念這位深具卓見及充滿熱誠的領導。

董事會謹向陳博士的家人表示深切弔慰。

承董事會命
公司秘書
湯鉅南

香港，二零零三年五月十二日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang *(Managing Director)*
Paddy Tang Lui Wai Yu

Non-executive Directors:
Dr. Chan Nai Keong, CBE, JP
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, OBE, JP*
Yip Hing Chung, MBE, JP*

* *Independent Non-executive Directors*

Registered Office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

28th April, 2003

To the Shareholders,

Dear Sir/Madam,

GENERAL MANDATE TO REPURCHASE SHARES

INTRODUCTION

The purpose of this circular is to provide you with details regarding the proposal for the granting of a general mandate to the Directors to exercise the powers of the Company to repurchase its own shares of HK$0.10 each ("Share(s)").

PROPOSAL FOR A GENERAL MANDATE TO REPURCHASE SHARES

Pursuant to the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") and the Hong Kong Companies Ordinance, listed companies incorporated in Hong Kong may in certain circumstances, if authorised by their Articles of Association, purchase their own shares.

On 30th May, 2002, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Under the Hong Kong Companies Ordinance and the Listing Rules, this general mandate will lapse at the conclusion of the forthcoming annual general meeting. An ordinary resolution will therefore be proposed at the forthcoming annual general meeting to be held on 23rd May, 2003 ("2003 Annual General Meeting") for the grant of this general mandate.

GENERAL MANDATE TO REPURCHASE SHARES

The ordinary resolution set out in item 5.1 of the notice of the 2003 Annual General Meeting, if passed, will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares at any time until the next annual general meeting of the Company following the passing of the ordinary resolution or such earlier period as stated in the ordinary resolution up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing the resolution (the "Repurchase Mandate").

The explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide shareholders of the Company ("Shareholders") with all the information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution approving the Repurchase Mandate and the memorandum of the terms of the proposed repurchases required under Section 49BA(3)(b) of the Companies Ordinance is set out in the Appendix to this circular.

NOTICE OF MEETING

Notice of the 2003 Annual General Meeting to be held on 23rd May, 2003 is set out in the annual report of the Company sent to Shareholders on the same date as this circular. A proxy form for use at the 2003 Annual General Meeting is enclosed with the annual report of the Company. Whether or not you are able to attend the meeting, you are reminded to complete the proxy form in accordance with the instructions printed thereon and return it to the registered office of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong as soon as possible and, in any event, so as to be received not less than 48 hours before the time appointed for the holding of the meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the meeting if you so wish.

RECOMMENDATION

The Directors believe that the proposal for the grant of the Repurchase Mandate is in the interests of the Company and the Shareholders and accordingly recommend you to vote in favour of this resolution to be proposed at the 2003 Annual General Meeting.

Yours faithfully,
Dr. Lui Che Woo
Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Hong Kong Companies Ordinance.

1. SHARE CAPITAL

As at 22nd April, 2003, the latest practicable date prior to the printing of this circular ("Latest Practicable Date"), there were in issue an aggregate of 1,243,207,815 Shares. In addition 58,746,000 options had been granted by the Company pursuant to the Company's share option schemes and remain outstanding as at the Latest Practicable Date of which 20,482,000 options shall be exercised commencing on 1st March, 2004. Assuming that none of the aforesaid options is exercised and on the basis that no further Shares are issued prior to the 2003 Annual General Meeting, exercise in full of the Repurchase Mandate could accordingly result in up to 124,320,781 Shares being repurchased by the Company during the course of the period prior to the next annual general meeting or such earlier date as referred to in paragraph (c) of the resolution no. 5.1 set out in the Notice of the 2003 Annual General Meeting. In the event that any of the options is exercised prior to the 2003 Annual General Meeting, the Company's issued share capital will be enlarged and the total number of Shares which the Company is authorised to repurchase during such period may not exceed 10% of the enlarged share capital as at the date of the resolution.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from shareholders to enable the Directors to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the shareholders. The Directors have no immediate plan to exercise the Repurchase Mandate.

3. FUNDING OF REPURCHASES

Repurchases of Shares will be funded entirely from the Company's available cash flow or working capital facilities, which will be funds legally available for the purchase in accordance with the Company's Articles of Association and the applicable laws of Hong Kong.

There might be a material adverse effect on the working capital requirements or gearing levels of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2002) in the event that the Repurchase Mandate is exercised in full at any time. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

2002	**Highest**	**Lowest**
	HK$	*HK$*
April	0.660	0.580
May	0.710	0.660
June	0.670	0.600
July	0.650	0.510
August	0.540	0.480
September	0.510	0.425
October	0.440	0.410
November	0.500	0.420
December	0.495	0.440
2003		
January	0.510	0.450
February	0.530	0.490
March	0.530	0.480

5. GENERAL

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention if the Repurchase Mandate is approved by the Shareholders to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

If as a result of a repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 of the Takeover Code.

As at the Latest Practicable Date, a subsidiary of K. Wah International Holdings Limited ("KWIH") held 839,207,435 Shares representing approximately 67.50% of the issued share capital of the Company and a discretionary trust interested in more than one-third of the issued share capital of KWIH is deemed to be interested in the same 839,207,435 Shares. 3,735,559 Shares representing approximately 0.30% of the issued share capital of the Company were held by another discretionary trust. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in these 839,207,435 Shares and 3,735,559 Shares. In addition, save for the shareholdings interest disclosed hereinabove, these three directors have an aggregate interest (including family interests and corporate interests) in 83,685,005 Shares representing approximately 6.73% of the issued share capital of the Company.

Based on the above shareholdings, in the event that the power to repurchase Shares pursuant to the Repurchase Mandate is exercised in full, the interests as aforesaid of Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu would be increased to approximately 82.82% of the issued share capital of the Company which would reduce the public shareholdings to below 25%. Such an increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeover Code. Any purchase of Shares which results in the public shareholdings being reduced to less than 25% could only be implemented with the agreement of the Stock Exchange. Except in exceptional circumstances, such agreement would not normally be given by the Stock Exchange. The Directors have no present intention to exercise the Repurchase Mandate which will result in the public shareholdings being reduced to less than 25%.

No connected person, including a director, chief executive or substantial shareholder of the Company or any member of the Group or an associate of any of them (as defined in the Listing Rules) has notified the Company that he/she has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

6. SHARE PURCHASE MADE BY THE COMPANY

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

此乃要件　請即處理

閣下如對本通函任何部分或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之嘉華建材有限公司股份，應立即將本通函送交買主或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。



嘉華建材有限公司

(於香港註冊成立之有限公司)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc（主席）
呂耀東（副主席）
陳啟能（董事總經理）
鄧呂慧瑜

非執行董事：
陳乃強博士，CBE，太平紳士
張惠彬博士，太平紳士*
鄭慕智，OBE，太平紳士*
葉慶忠，MBE，太平紳士*

* 獨立非執行董事

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啟者：

購回股份之一般授權

緒言

本通函旨在向　閣下提供有關建議授予董事會一般授權以行使本公司購回其本身每股面值港幣0.10元之股份（「股份」）之權力之詳情。

購回股份一般授權之建議

根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)及香港公司條例，在香港註冊成立的上市公司可在若干情況下購回其本身的股份，惟須獲其公司細則授權進行。

於二零零二年五月三十日，本公司向董事授出一般授權以行使本公司權力購回本公司股份。根據香港公司條例及上市規則，此項一般授權將於應屆股東週年大會結束時失效。故此本公司將於二零零三年五月二十三日舉行的應屆股東週年大會(「二零零三年股東週年大會」)上提出一項普通決議案，建議授出此項授權。

購回股份之一般授權

二零零三年股東週年大會通告第5.1項所載普通決議案倘獲通過，將會給予董事一項一般無條件授權，以行使本公司之權力，在該項普通決議案通過之後至本公司下屆股東週年大會舉行之日為止，或在該項普通決議案所述較早期間內，隨時最多購回本公司於該項購回授權決議案通過當日之已發行股本總面值的10%之股份(「購回授權」)。

上市規則第10.06(1)(b)條規定刊發一說明函件(以向本公司股東提供有一切合理地需要的資料，供彼等在知情的情況下決定是否投票贊成通過購回授權)，及公司條例第49BA(3)(b)條規定刊發建議購回條款備忘，有關資料載於本通函附錄。

大會通告

二零零三年股東週年大會將於二零零三年五月二十三日舉行，召開大會之通告載於與本通函同日寄發予股東之本公司年報內，本公司之年報並隨附二零零三年股東週年大會適用之代表委任表格。不論 閣下能否親自出席大會，務請按照印備之指示填妥代表委任表格，並盡快於大會指定舉行時間最少48小時前交回本公司註冊辦事處，地址為香港北角渣華道191號嘉華國際中心29樓。 閣下填妥及交回代表委任表格後，仍可親自出席大會及於會上投票。

推薦意見

董事相信，授出購回授權的建議符合本公司及其股東之利益。故此，董事會建議股東投票贊成將於二零零三年股東週年大會上提呈的決議案。

此致

諸位股東　台照

主席
呂志和博士
謹啟

二零零三年四月二十八日

本附錄乃根據上市規則作出之說明函件，為向　閣下提供有關考慮購回授權所需之資料，而本說明函件亦構成根據香港公司條例第49BA(3)條之備忘。

1. 股本

於二零零三年四月二十二日，即本通函付印前之最後實際可行日期(「最後實際可行日期」)，本公司之已發行股本為1,243,207,815股股份。此外，於最後實際可行日期，本公司根據認股權計劃授出而尚未失效之認股權共58,746,000份，其中20,482,000份認股權須於二零零四年三月一日起才可行使。假設上述的認股權並無行使，並以本公司於二零零三年股東週年大會舉行前再無發行其他股份為基準，本公司可於下屆股東週年大會舉行前或詳列於二零零三年股東週年大會通告第5.1項動議(c)段之較早日期之期間全面行使購回授權，購回最多124,320,781股股份。倘若任何認股權於二零零三年股東週年大會前被行使，本公司之已發行股本將會擴大，而本公司於該期間內可獲批准購回之股份總數，不得超過議案日期本公司經擴大後已發行股本之10%。

2. 進行購回之理由

董事會相信，獲得股東一般授權以便董事會可於市場上購回股份，乃符合本公司及其股東之最佳利益。購回可提高本公司資本淨值及資產淨值及／或每股盈利，惟須視乎當時之市況及款項安排而定，並只可在董事會認為購回將有利於本公司及股東時方會進行。而董事會目前並無計劃即時行使購回授權。

3. 用以購回之款項

根據本公司細則及香港適用法例之規定，購回股份所需資金將全部由本公司合法可作此用途之流動現金或營運資金所提供。

倘若購回授權於任何時間悉數行使，或會對本公司之營運資金需求或資本負債比率造成重大不利影響(相對於截至二零零二年十二月三十一日止年度之年報所載經審核賬目所披露之狀況而言)。然而，倘行使購回授權對本公司之營運資金需求或董事會不時認為本公司適宜具備之資本負債比率造成重大不利影響，則董事會不擬在此情況下行使購回授權。

4. 股份價格

下表顯示股份在最後實際可行日期前十二個月內每一個月在聯交所之最高及最低成交價：

二零零二年	最高 港元	最低 港元
四月	0.660	0.580
五月	0.710	0.660
六月	0.670	0.600
七月	0.650	0.510
八月	0.540	0.480
九月	0.510	0.425
十月	0.440	0.410
十一月	0.500	0.420
十二月	0.495	0.440
二零零三年		
一月	0.510	0.450
二月	0.530	0.490
三月	0.530	0.480

5. 一般資料

各董事或(彼等經一切合理查詢後所知)其任何聯繫人現時概無意(如購回授權獲股東通過)向本公司出售本公司任何股份。

董事會已向聯交所承諾，在有關承諾適用下，將僅會根據上市規則與香港適用之法例而行使本公司購回授權。

倘因為購回股份令股東所佔本公司投票權之權益比例增加，則就香港公司收購及合併守則(「收購守則」)而言，該項權益增加將被視為一項收購事項。因此，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，嘉華國際集團有限公司(「嘉華國際」)一間附屬公司持有839,207,435股股份，佔本公司已發行股本約67.50%及全權信託(佔嘉華國際已發行股本超過三分之一權益)被視為持有上述同等數目839,207,435股股份之權益。本公司已發行股本約有0.30%，即3,735,559股股份由另一項全權信託持有。呂志和博士、呂耀東先生與鄧呂慧瑜女士為該等家族全權信託之直持或間接之可能受益人，而被視為擁有該等839,207,435股以及3,735,559股股份之權益。此外，除了上述之股權外，該三位董事合共擁有83,685,005股股份之權益(包括家族權益及公司權益)，約佔本公司已發行股本6.73%。

根據上述持股量，倘董事根據購回授權全數行使獲授予之購回股份權力，呂志和博士、呂耀東先生與鄧呂慧瑜女士所持有本公司之已發行股本權益將增至約82.82%股份，則會使公眾持股量少於25%。該項增加將不會導致須根據收購守則第26條之規定提出強制性收購建議之責任。倘任何購回股份導致公眾持股量低於本公司已發行股本之25%，則祇會在獲得聯交所同意之情況下方會進行。只有在特殊情況下，聯交所方會同意此舉。董事會現時無意行使購回授權以致公眾持股量低於本公司已發行股本之25%。

任何其他關連人士，包括本公司或本集團任何公司之董事、行政總裁、主要股東，或其各自之聯繫人(定義見上市規則)概無知會本公司彼等現時有意在股東批准購回授權的情況下向本公司出售本公司股份，亦無承諾不會如此行事。

6. 本公司進行之股份買賣

本公司於本通函刊行日期前六個月內並無購回任何股份(無論是否在聯交所或以其他方式進行)。



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2003 annual general meeting of shareholders of K. Wah Construction Materials Limited will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Friday, 23rd May 2003 at 10:30 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2002;
2. To declare a final dividend for the year ended 31st December 2002;
3. To elect directors and fix the directors' remuneration;
4. To re-appoint auditors and authorise the directors to fix their remuneration;
5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "THAT

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting."

5.2 "THAT

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held;

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "**THAT** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 5.2 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 28th April 2003

Notes:

1. The register of members will be closed from 19th May 2003 to 23rd May 2003, both days inclusive, during which period no transfer of shares will be effected.
2. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.
3. A form of proxy for use in connection with the annual general meeting is enclosed with the Annual Report posted to the members. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.
4. Concerning agenda item 5.1 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate to the directors is set out in a separate letter from the Company enclosed with the Annual Report.
5. Concerning agenda item 5.2 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal in additional shares in the capital of the Company.

信報　二〇〇三年四月二十八日



嘉華建材有限公司

（於香港註冊成立之有限公司）

股東週年大會通告

茲訂於二零零三年五月二十三日星期五上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳召開二零零三年度嘉華建材有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零二年十二月三十一日止年度之賬目及董事會與核數師報告書；
2. 宣派截至二零零二年十二月三十一日止年度末期股息；
3. 選舉董事，及釐定董事袍金；
4. 重聘核數師，並授權董事會釐定其酬金；
5. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

5.1 「動議：

（甲） 在下文（乙）段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

（乙） 依據上文（甲）段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

（丙） 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

5.2 「動議：

（甲） 在下文（丙）段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

（乙） 上文（甲）段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

（丙） 本公司董事會依據上文（甲）段批准配發或同意有條件或無條件配發（不論是否依據認股權或其他而配發者）之股本面值總額（但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時被本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似安排；或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者除外），不得超過：

（甲甲）本公司於通過本議案之日已發行股本面值總額百分之二十；另加

（乙乙）（倘董事會獲本公司股東根據一項獨立之普通決議案授權）本公司於本議案獲通過後所購回之本公司股本面值總額（以通過本議案之日本公司已發行股本面值總額百分之十為限），

而本公司董事會上文所獲賦予之批准亦須受此限制；及

（丁） 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持有比例配售新股之建議（唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排）。」

5.3 「動議授權本公司董事會，就載有本議案之大會通告內第5.2項議案（丙）段（乙乙）分段所述之本公司股本，行使該議案（甲）段所述之權力。」

承董事會命
公司秘書
湯鉅兩

香港，二零零三年四月二十八日

附註：

一、 本公司將於二零零三年五月十九日至二零零三年五月二十三日止，首尾兩天包括在內，暫停辦理股份過戶登記手續。

二、 凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

三、 股東週年大會之代表委任表格已隨年報郵寄予股東。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

四、 關於上述議案第5.1項，提出要求股東批准增加董事會之靈活度及賦予其酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨年報附上。

五、 關於上述議案第5.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內新增股份。



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2002

ANNUAL RESULTS

The Board of Directors of K. Wah Construction Materials Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31st December 2002 as follows:

The Group's turnover for the year ended 31st December 2002 was HK$1,010,999,000, representing a decrease of HK$71,616,000 over the previous year.

The Group's profit attributable to shareholders for the year ended 31st December 2002 amounted to HK$62,328,000, representing a decrease of HK$50,473,000 over the previous year.

FINAL DIVIDEND

The Board of Directors has resolved to recommend at the forthcoming Annual General Meeting to be held on 23rd May 2003 a final scrip dividend for the year ended 31st December 2002 of 1 cent per share, with a cash option, totalling HK$12,432,000, payable to the shareholders whose names appear on the register of members of the Company at the close of business on 23rd May 2003 (2001: a final scrip dividend of 2.5 cents per share, with a cash option, totalling HK$30,446,000).

Payment of the scrip dividend is conditional upon the passing of an ordinary resolution at the forthcoming annual general meeting and The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued as the scrip dividend. It is expected that the share certificates in respect of such shares and dividend warrants will be posted to those entitled on 4th July 2003. A circular containing details of the proposed scrip dividend will be sent to shareholders in due course.

CONSOLIDATED PROFIT AND LOSS STATEMENT
For The Year Ended 31st December 2002

	Note	2002 *HK$'000*	2001 *HK$'000*
Turnover	1	1,010,999	1,082,615
Cost of sales		(909,523)	(903,738)
Gross profit		101,476	178,877
Other revenues	1	29,783	48,984
Other operating income		8,342	15,634
Administrative expenses		(52,821)	(64,261)
Other operating expenses		(18,212)	(30,168)
Operating profit	2	68,568	149,046
Finance costs	3	(7,193)	(16,929)
Share of profits less losses of			
Jointly controlled entities		4,439	1,938
Associated companies		3,944	(6,010)
Profit before taxation		69,758	128,045
Taxation	4	(4,414)	(14,410)
Profit after taxation		65,344	113,635
Minority interests		(3,016)	(834)
Profit attributable to shareholders		62,328	112,801
Dividends		(24,829)	(48,356)
		HK cent(s)	*HK cents*
Earnings per share	5	5.1	9.6
Dividend per share			
Interim	6	1	1.5
Final (proposed)	6	1	2.5

Notes:

1. Turnover and results

The Group is principally engaged in manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business.

	2002 *HK$'000*	2001 *HK$'000*
Turnover		
Sales of construction materials	1,010,999	1,082,615
Other revenues		
Rental income	12,036	11,963
Interest income		
Unlisted investments	9,538	25,415
Loan to a fellow subsidiary	520	—
Bank deposits	4,583	9,688
Deferred receivable	1,918	1,918
Front-end fee from a fellow subsidiary	1,188	—
	29,783	48,984
Total revenues	1,040,782	1,131,599
Operating profit	68,568	149,046

The turnover and operating profit of the Group analysed by geographical locations are as follows:

	2002 *HK$'000*	2001 *HK$'000*
Turnover		
Hong Kong	553,060	721,075
Mainland China	457,939	361,540
	1,010,999	1,082,615
Operating profit		
Hong Kong	50,495	139,926
Mainland China	18,073	9,120
	68,568	149,046

2. Operating profit

Operating profit is stated after crediting:

	2002 *HK$'000*	2001 *HK$'000*
Profit on disposal of listed investments	103	6,583
Amortisation of negative goodwill	631	632
And after charging:		
Depreciation		
Owned fixed assets	59,908	74,334
Leased fixed assets	72	287
Amortisation		
Quarry site development	846	1,494
Overburden removal costs	14,033	10,321
Cost of inventories sold	785,384	778,444

3. Finance costs

	2002 *HK$'000*	2001 *HK$'000*
Interest expenses		
Bank loans and overdrafts	7,191	16,766
Finance lease obligations wholly repayable within five years	2	163
	7,193	16,929

4. Taxation

	2002 *HK$'000*	2001 *HK$'000*
Company and subsidiaries		
Hong Kong profits tax	1,728	11,863
Mainland China profits tax	4,783	2,576
Deferred taxation	(2,693)	(708)
	3,818	13,731
Jointly controlled entities		
Mainland China profits tax	558	161
Associated companies		
Hong Kong profits tax	38	518
	4,414	14,410

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the year after setting off available taxation losses brought forward.

Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

5. Earnings per share

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$62,328,000 (2001: HK$112,801,000) and the weighted average number of 1,228,988,000 shares (2001: 1,176,638,000 shares) in issue during the year.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 31st December 2002 would not have a dilutive effect on the earnings per share.

6. Dividends

	2002 *HK$'000*	2001 *HK$'000*
Interim scrip dividend with a cash option of 1 cent (2001: 1.5 cents) per share	12,397	17,910
Proposed final scrip dividend with a cash option of 1 cent (2001: 2.5 cents) per share	12,432	30,446
	24,829	48,356
The dividends have been partially settled by cash as follows:		
Interim	10,968	8,797
Final	—	16,705
	10,968	25,502

The Board of Directors recommended a final scrip dividend with a cash option of 1 cent (2001: 2.5 cents) per share. This dividend will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

Review and Outlook of Operation

Turnover and profit before taxation for the year ended 31st December 2002 were HK$1,011 million and HK$70 million, as compared to HK$1,083 million and HK$128 million for the year ended 31st December 2001 respectively. The Group has achieved a similar turnover level as in last year but the profit before taxation decreased by approximately 45% from last year due to the escalating competitive business environment in Hong Kong.

The contribution from the Mainland operations has begun to emerge during the year. With all the planned new projects in the Mainland gradually phasing into commercial operation, more contribution to the Group in future is expected.

Business in Hong Kong

The stagnant property market and the slow down in housing construction activities have resulted in shrinking of demand for construction materials in Hong Kong. Fortunately, our continued management efforts implemented a few years ago to ensure cost efficiency in all facets of the operations have enabled us to meet those challenges brought about by the stiff market competition. The results of the Hong Kong operations were in line with expectation and new projects proceeded in accordance with planned schedules.

The rehabilitation works of KWP Quarry Co. Limited at Anderson Road in which the Group has a 63.5% interest is proceeding in accordance with the planned schedule. The subsidiary has met the second milestone on time in accordance with the contract with the Hong Kong SAR Government. The Group's wholly-owned quarry in Huidong has commenced operation during the year. The Group will continue its effort in cost efficiency review in order to maintain a competitive position in the industry and face the challenges ahead.

Given the current subdued Hong Kong economy, our Hong Kong operations are expected to face more severe competition in the near term. In order to maintain a leading industry position and ensure our competitiveness in the Hong Kong market, we will continue to find ways to improve product quality and cost efficiency including capitalisation on the cheap labour market in the peripheral areas. Our earlier production facilities in these areas have proven to be successful in this aspect. With the ample opportunities that exist in the Pearl River Delta area, the Group will continue to fetch opportunities to expand into these areas to develop new market and new product range.

Business in Mainland China

The Mainland Division for 2002 recorded an overall robust performance as compared to the previous year. The Group has successfully expanded into the Mainland both in terms of new market and new product range with a number of new operations set up during the year. The Group's Mainland business has now expanded to Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing, Anhui, Huzhou and Huidong.

The performance of our Shanghai operation has been very encouraging during the year and is now providing additional contribution to the Group. The sales volume of the Group's ready-mixed concrete in the area continued to grow and profit contribution is increasing. In order to capitalise on the growing market fuelled by China's entry to WTO and the World Expo 2010 to be held in Shanghai, the ready-mixed concrete production capacity has been expanded during the year. Along with the strategy to cover the upstream products and expand product range, the Group's wholly-owned subsidiary, Shanghai K. Wah Concrete Piles Co., Ltd., has commenced operation, supplying piles to the Shanghai market. In addition, the Group has entered into an agreement with Maanshan Masteel to set up a joint venture, Anhui Masteel K. Wah New Buildings Materials Co., Ltd., in which the Group holds a 30% interest for the manufacturing of slag. The operation is expected to commence in 2003. It is also expected that the Group's wholly-owned quarry in Huzhou will commence production shortly.

In Beijing, the Group's 55% owned Beijing Shoujia Stone Co., Ltd. has commenced quarrying operation during the year and the performance was satisfactory. Driven by the Beijing 2008 Olympic Games, the demand for quality construction materials in the area has increased and the Group is confident that it is the appropriate time to enter into this market with a growing demand in high quality ready-mixed concrete. To seize such valuable opportunity, the Group will consider setting up new business in the area to serve the growing construction materials market in Beijing.

With the Group's experiences in the business and emphasis in providing quality products to the market, it is expected the operations in this area will further expand and provide good contribution to the Group.

In Guangzhou, the ailing market condition has an impact on the industry overall. Notwithstanding such unfavorable environment, the Group's cement operation in Guangzhou K. Wah Nanfang Cement Limited, in which the Group has a 50% interest, was satisfactory during the year, providing contribution to the Group. Continued efforts have been made to ensure that the most cost efficient operation is in place to maintain our competitiveness among the industry in the area.

The Group will continue to expand our business presence into other major cities in the Mainland.

Technology Investments

Adhering to the strategic mandate, the Group has been proceeding prudently to explore new technology investments during the year. As at 31st December 2002, close to HK$116 million has been invested on technology investments, which is at a similar level as that of last year. A balanced investment portfolio is being maintained covering various segments both in Hong Kong and in the Mainland.

Others

The Group has taken measures to monitor and evaluate the effects of the recent outbreak of atypical pneumonia on the Group's employees and business.

Financial Position and Gearing Ratio

The financial position of the Group has continuously improved during the year. At 31st December 2002, the shareholders' funds increased by 2.6% to HK$1,393 million from HK$1,358 million as at 31st December 2001 and the Group's gross assets employed increased by 3.4% to HK$1,556 million from HK$1,505 million as at 31st December 2001.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was practically at a debt free level both at 31st December 2002 and 31st December 2001.

Liquidity and Financial Resources

The Group continues to maintain a strong cash position. As at 31st December 2002 total cash and bank balances were HK$283 million as compared to HK$299 million as at 31st December 2001. The Group's liquidity remains strong and the Group has sufficient cash and available banking facilities to meet its commitment, working capital requirements and future assets acquisition.

Treasury Policy

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

Charges on Group Assets

Land and buildings with net book values of HK$237 million (2001: HK$243 million) have been pledged to various banking institutions to secure banking facilities. No plant and machinery has been pledged to banking institutions to secure banking facilities (2001: HK$111 million).

Contingent Liabilities

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$299 million (2001: HK$372 million) of which HK$155 million (2001: HK$281 million) have been utilised.

EMPLOYEES

The Group, excluding associated companies and jointly controlled entities, employs about 1,400 employees in Hong Kong and the Mainland. Employee costs, excluding Directors' emoluments, amounted to HK$136 million.

The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The Group has implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Mainland China, employees are commensurate with market levels with the emphasis on provision of training and development opportunities.

SHARE CAPITAL

The Company has not redeemed any of its shares during the year ended 31st December 2002. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the year ended 31st December 2002.

CHANGES IN THE BOARD

The Board welcomes the appointment of Mr. Chan Kai Nang as an executive director and deputy managing director of the Company with effect from 14th January 2003 and as the managing director of the Company with effect from 9th April 2003, bringing substantial valuable experience to the Group.

Mr. Albert To Tak Pui resigned as an executive director of the Company with effect from 15th December 2002. The Board would like to express sincere appreciations towards him for his valuable contributions to the Company.

CLOSE OF REGISTER

The register of members will be closed from 19th May 2003 to 23rd May 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 16th May 2003.

CODE OF BEST PRACTICE

For the year ended 31st December 2002, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited save and except that, prior to the 2000 Annual General Meeting of the Company ("2000 AGM"), non-executive directors were appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the Company's and The Stock Exchange of Hong Kong Limited's websites in due course.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 9th April 2003

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: *www.kwcml.com*



嘉華建材有限公司

（於香港註冊成立之有限公司）

截至二零零二年十二月三十一日止年度之業績公佈

業績

嘉華建材有限公司（「本公司」）董事會欣然宣佈，本公司及其附屬公司（統稱「本集團」）截至二零零二年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零二年十二月三十一日止年度之營業額為港幣1,010,999,000元，較去年減少港幣71,616,000元。

本集團截至二零零二年十二月三十一日止年度之已審核股東應佔溢利為港幣62,328,000元，較去年減少港幣50,473,000元。

末期股息

董事會議決於二零零三年五月二十三日召開之股東週年大會上，建議向於二零零三年五月二十三日名列本公司股東名冊內之股東派發截至二零零二年十二月三十一日止年度以股代息之末期股息，每股港幣1仙，共需港幣12,432,000元，惟股東可選擇收取現金以代替股份股息（二零零一年：建議派發以股代息之末期股息，每股港幣2.5仙，共需港幣30,446,000元，股東可選擇收取現金以代替股份股息）。

派發股份股息，須待於即將召開之股東週年大會上獲普通決議案通過及香港聯合交易所有限公司批准將予發行作為股息之股份上市及掛牌買賣，方可作實。預期有關該等股份之股票及股息單將於二零零三年七月四日郵寄予股東。一份載有建議之以股代息詳情之通函將寄予本公司之股東。

綜合損益表

截至二零零二年十二月三十一日止年度

	附註	二零零二年 港幣千元	二零零一年 港幣千元
營業額	1	1,010,999	1,082,615
銷售成本		(909,523)	(903,738)
毛利		101,476	178,877
其他收益	1	29,783	48,984
其他營運收入		8,342	15,634
行政費用		(52,821)	(64,281)
其他營運費用		(18,212)	(30,168)
經營溢利	2	68,568	149,046
財務費用	3	(7,193)	(16,929)
應佔溢利減虧損			
共同控制實體		4,439	1,938
聯營公司		3,944	(6,010)
除稅前溢利		69,758	128,045
稅項	4	(4,414)	(14,410)
除稅後溢利		65,344	113,635
少數股東權益		(3,016)	(834)
股東應佔溢利		62,328	112,801
股息		(24,829)	(48,356)
		港仙	港仙
每股盈利	5	5.1	9.6
每股股息			
中期	6	1	1.5
末期（擬派）	6	1	2.5

附註：

1. 營業額和業績

本集團主要從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零二年 港幣千元	二零零一年 港幣千元
營業額		
建築材料銷售	1,010,999	1,082,615
其他收益		
租金收入	12,036	11,963
利息收入		
非上市證券投資	9,538	25,415
借款予同系附屬公司	520	—
銀行存款	4,583	9,688
遞延應收賬款	1,918	1,918
向同系附屬公司收取前期費用	1,188	—
	29,783	48,984
總收益	1,040,782	1,131,599
經營溢利	68,568	149,046

營業額及經營溢利按地區分析如下：

營業額		
香港	553,060	721,075
中國內地	457,939	361,540

6. 股息

	二零零二年 港幣千元	二零零一年 港幣千元
中期股息附現金選擇權，每股港幣1仙（二零零一年：每股港幣1.5仙）	12,397	17,910
建議末期股息附現金選擇權，每股港幣1仙（二零零一年：每股港幣2.5仙）	12,432	30,446
	24,829	48,356
部份股息以現金派發，詳情如下：		
中期	10,968	8,797
末期	—	16,705
	10,968	25,502

董事會建議末期股息以股代息附現金選擇權，每股港幣1仙（二零零一年：2.5仙）。此項擬股息將於截至二零零三年十二月三十一日止年度列作盈餘儲備分派。

管理層之討論及分析

業績回顧及展望

截至二零零二年十二月三十一日止年度，集團之營業額及稅前溢利分別為港幣1,011,000,000元及港幣70,000,000元，去年則分別為港幣1,083,000,000元及港幣128,000,000元。雖然市場競爭加劇，惟營業額仍能維持在上年度的水平。但除稅前溢利卻較去年下跌百分之四十五。

來自中國內地業務之盈利貢獻於年內已開始顯現。當所有計劃中的中國內地項目相繼投產後，將為集團提供更多的盈利貢獻。

香港業務

香港之物業市道持續疲弱，建屋量減少，使到市場對建材之需求萎縮。幸好管理層已在多年前開始並不斷在各營運層面上致力維持高效率，低成本的運作以應付日益加劇的市場競爭局面。所以香港業務之業績與預期相乎，而新項目亦依計劃進行中。

本集團佔有63.5%權益之嘉安石礦有限公司在安達臣道之重修合約依原定計劃繼續進行。根據與香港特別行政區政府簽訂之合約，該附屬公司已準時完成第二階段工程。本集團在惠東全資擁有的石礦場，已於年內開始運作。本集團將不斷檢討運作的成本效益，務求保持在業界中的競爭力，面對即將來臨的一切挑戰。

香港現時經濟環境低迷，故此香港之業務將面對更激烈的競爭。為了保持集團在香港業界之領導地位及維持競爭力，我們將不斷提升產品素質及控制成本，包括利用週邊地區的廉價勞動力市場以降低成本。我們在這些地區建設之生產設備經已證明能為集團增強市場的競爭力。珠江三角洲地區的發展將提供大量的商機。集團將繼續在這區域內尋找機會，拓展新的市場和新產品。

中國內地業務

內地的業務在二零零二年的整體表現較去年為佳。集團在內地成立了多個新項目，成功拓展了內地市場及新的產品。現時集團之內地業務已發展至北京、上海、廣州、深圳、南京、安徽、湖州及惠東等地。

上海之業務於年內的表現令人十分鼓舞，為集團提供更多的盈利貢獻。集團在當地之預拌混凝土銷量持續上升而盈利亦有所增加。為了緊握因國家加入世貿組織及將會在上海舉辦二零一零年世界博覽會所帶來不斷增長的市場需求，集團在年內已擴展了在當地的預拌混凝土生產設備。而在發展上游產品及拓展新產品的策略下，集團全資擁有之附屬公司，上海嘉華管樁有限公司已在年內投產，供應管樁予上海市場。另外，集團亦與馬鞍山鋼鐵簽訂協議成立合營企業，安徽馬鋼嘉華新型建材有限公司，生產礦渣，集團佔該合營企業百分之三十權益，預計在二零零三年投產。至於集團在湖州全資擁有的石礦場，預計將在短期內投產。

在北京，集團佔55%權益之北京首嘉石業有限公司於年內已投入石礦生產，表現令人滿意。在北京二零零八年奧運會帶動下，當地對優質建材之需求持續上升，集團認為現時正是拓展當地預拌混凝土市場的良好時機。集團將把握這個良好機會，探討在當地拓展新的項目，在增長中的北京建材市場發展業務。透過集團在建材業務之經驗及致力為市場提供優質產品的理念，預期集團在當地的業務將有進一步的發展並為集團提供良好的盈利貢獻。

在廣州，失調的市場狀況已對業界帶來影響。雖然在這不利的環境下，但是集團佔50%權益之廣州市嘉華南方水泥有限公司於年內的表現仍然令人滿意，並為集團提供盈利貢獻。管理層將繼續致力確保運作具成本效益以維持集團在當地業界中的競爭力。

集團將繼續依計劃將業務範圍拓展至內地其他主要的城市。

科技投資

集團正從現有的策略投資範疇內，以審慎態度探尋新的科技投資項目。截至於二零零二年十二月三十一日之科技投資總額與去年相若，約為港幣116,000,000元。該等投資維持在一個包括香港及中國內地各個不同投資項目之平衡投資組合。

其他

集團已採取措施，監察評估非典型肺炎事件對集團員工及業務的影響。

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零二年十二月三十一日，股東權益由二零零一年十二月三十一日之港幣1,358,000,000元增加百分之二點六至港幣1,393,000,000元，集團總資產則達港幣1,556,000,000元，與二零零一年十二月三十一日之港幣1,505,000,000元比較，增加百分之三點四。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零二年十二月三十一日及二零零一年十二月三十一日，本集團沒有實質負債。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團於二零零二年十二月三十一日之現金及銀行結餘為港幣283,000,000元，而於二零零一年十二月三十一日則為港幣299,000,000元。本集團之負債比率良好及資金充裕，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，

	附註	二零零二年	二零零一年
每股股息			
中期	6	1	1.5
末期（擬派）	6	1	2.5

附註：

1. **營業額和業績**

本集團主要從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零二年 港幣千元	二零零一年 港幣千元
營業額		
建築材料銷售	1,010,999	1,082,615
其他收益		
租金收入	12,036	11,963
利息收入		
非上市證券投資	9,538	25,415
借款予同系附屬公司	520	—
銀行存款	4,583	9,688
遞延應收賬款	1,918	1,918
向同系附屬公司收取前期費用	1,188	—
	29,783	48,984
總收益	1,040,782	1,131,599
經營溢利	68,568	149,046

營業額及經營溢利按地區分析如下：

	二零零二年 港幣千元	二零零一年 港幣千元
營業額		
香港	553,060	721,075
中國內地	457,939	361,540
	1,010,999	1,082,615
經營溢利		
香港	50,495	139,926
中國內地	18,073	9,120
	68,568	149,046

2. **經營溢利**

經營溢利已計入：

	二零零二年 港幣千元	二零零一年 港幣千元
出售上市投資的利潤	103	6,583
負商譽攤銷	631	632
及扣除：		
折舊		
自置固定資產	59,908	74,334
租賃固定資產	72	287
攤銷		
石礦場之發展費用	846	1,494
清除表土費用	14,033	10,321
出售貨物成本	785,384	778,444

3. **財務費用**

	二零零二年 港幣千元	二零零一年 港幣千元
利息支出		
銀行貸款及透支	7,191	16,766
需為五年內全數償還之融資租賃承擔	2	163
	7,193	16,929

4. **稅項**

	二零零二年 港幣千元	二零零一年 港幣千元
本公司及附屬公司		
香港利得稅	1,728	11,863
中國內地所得稅	4,783	2,576
遞延稅項	(2,693)	(708)
	3,818	13,731
共同控制實體		
中國內地所得稅	558	161
聯營公司		
香港利得稅	38	518
	4,414	14,410

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十六（二零零一年：百分之十六）稅率提撥。

海外利得稅乃按照溢利產生之國家之現行稅率提撥。

5. **每股盈利**

每股盈利乃根據股東應佔溢利港幣62,328,000元（二零零一年：港幣112,801,000元）及年內已發行股份1,228,986,000股（二零零一年：1,176,638,000股）之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零二年十二月三十一日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

意。在北京二零零八年奧運會帶動下，當地對優質建材之需求持續上升，集團認為現時正是拓展當地預拌混凝土市場的良好時機。集團將把握這個良好機會，探討在當地拓展新的項目，在增長中的北京建材市場發展業務。透過集團在建材業務之經驗及致力為市場提供優質產品的理念，預期集團在當地的業務將有進一步的發展並為集團提供良好的盈利貢獻。

在廣州，失調的市場狀況已對業界帶來影響。雖然在這不利的環境下，但是集團佔50%權益之廣州市嘉華南方水泥有限公司於年內的表現仍然令人滿意，並為集團提供盈利貢獻。管理層將繼續致力確保運作具成本效益以維持集團在當地業界中的競爭力。

集團將繼續依計劃將業務範圍拓展至內地其他主要的城市。

科技投資

集團正從現有的策略投資範疇內，以審慎態度探尋新的科技投資項目。截至於二零零二年十二月三十一日之科技投資總額與去年相若，約為港幣116,000,000元。該等投資維持在一個包括香港及中國內地各個不同投資項目之平衡投資組合。

其他

集團已採取措施，監察評估非典型肺炎事件對集團員工及業務的影響。

財務狀況及負債比率

本集團之財務狀況於年內繼續增強。於二零零二年十二月三十一日，股東權益由二零零一年十二月三十一日之港幣1,358,000,000元增加百分之二點六至港幣1,393,000,000元，集團總資產則達港幣1,556,000,000元，與二零零一年十二月三十一日之港幣1,505,000,000元比較，增加百分之三點四。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零二年十二月三十一日及二零零一年十二月三十一日，本集團沒有實質負債。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團於二零零二年十二月三十一日之現金及銀行結餘為港幣283,000,000元，而於二零零一年十二月三十一日則為港幣299,000,000元。本集團之負債比率良好及資金充裕，足夠本集團應付承約，營運資金之需求及未來將購入的資產。

庫務政策

集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣237,000,000元（二零零一年：港幣243,000,000元）的房地產已抵押予不同銀行作為對集團信貸的擔保及並無廠場機器（二零零一年：港幣111,000,000元）抵押予銀行作為對集團信貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣299,000,000元（二零零一年：港幣372,000,000元）向銀行出具擔保。於二零零二年十二月三十一日已動用之信貸額為港幣155,000,000元（二零零一年：港幣281,000,000元）。

僱員

本集團在香港及中國內地僱員總人數約1,400人（不包括聯營公司及共同控制實體），僱員開支合共港幣138,000,000元（不包括董事酬金）。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。本公司亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。相同地集團亦參照內地市場的薪酬福利水平，釐定內地員工的薪酬福利，並著重提供員工培訓及發展的機會。

股本

本公司於截至二零零二年十二月三十一日止年度內，並無贖回任何本公司之股份。 本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

董事會變動

董事會對陳啟能先生於二零零三年一月十四日獲委任為本公司之執行董事兼副董事總經理，並於二零零三年四月九日獲委任為本公司之董事總經理及將其寶貴經驗貢獻予本集團表示歡迎。

陶德培先生於二零零二年十二月十五日辭任本公司之執行董事。董事會衷心感謝其任內對本公司之貢獻。

暫停辦理登記手續

本公司將於二零零三年五月十九日至二零零三年五月二十三日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零三年五月十六日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零二年十二月三十一日止年度內，一直遵守香港聯合交易所有限公司所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，惟於特別情況下，可獲委任額外三年任期。

刊載進一步資料

載列香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第45(1)至45(3)段所規定之全部資料之業績公佈，將於稍後時間在本公司及聯交所網頁上登載。

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香港，二零零三年四月九日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓
網址：[illegible]

The Standard on 10 April 2003



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board of Directors of K. Wah Construction Materials Limited (the "Company") has pleasure in announcing the appointment of Mr. Chan Kai Nang as the Managing Director of the Company with effect from 9th April 2003. Mr. Chan is an executive director and the Deputy Managing Director of the Company.

Mr. Francis Lui Yiu Tung will remain as the Deputy Chairman of the Board of Directors of the Company.

By Order of the Board
Steven Tong
Company Secretary

Hong Kong, 9th April 2003



嘉華建材有限公司

(於香港註冊成立之有限公司)

公 佈

嘉華建材有限公司(「本公司」)之董事會欣然宣佈,陳啟能先生已獲委任為本公司之董事總經理,由二零零三年四月九日起生效。陳先生現為本公司之執行董事兼副董事總經理。

呂耀東先生將繼續擔任本公司之董事會副主席。

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The Standard on 15 January 2003



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board of Directors of K. Wah Construction Materials Limited (the "Company") has pleasure in announcing the appointment of Mr. Chan Kai Nang as an executive director and Deputy Managing Director of the Company with effect from 14th January 2003.

Mr. Chan had been the regional controller and senior executive of major multinational and local corporations. He has substantial experience in strategic planning and development, corporate finance and human resources development.

By Order of the Board
Steven Tong
Company Secretary

Hong Kong, 14th January 2003

經濟日報　　二○○三年一月十五日



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(於香港註冊成立之有限公司)

公佈

嘉華建材有限公司(「本公司」)之董事會欣然宣佈，陳啟能先生已獲委任為本公司之執行董事及副董事總經理，由二零零三年一月十四日起生效。

陳先生曾出任多間主要跨國公司及本地公司之地區總監及高級行政人員。陳先生在策略性計劃及發展、企業融資及人力資源發展方面具豐富經驗。

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香港，二零零三年一月十四日



K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The respective Boards of Directors of K. Wah International Holdings Limited ("KWIH") and K. Wah Construction Materials Limited ("KWCM") announces that Mr. Albert To Tak Pui has resigned as an executive director of KWIH and KWCM with effect from 15th December 2002.

Both KWIH and KWCM would like to express sincere appreciation towards Mr. To for his valuable contributions to the companies.

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Steven Tong
Company Secretary

By Order of the Board of
K. WAH CONSTRUCTION MATERIALS LIMITED
Steven Tong
Company Secretary

Hong Kong, 14th December 2002



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)

公佈

嘉華國際集團有限公司（「嘉華國際」）及嘉華建材有限公司（「嘉華建材」）各自之董事會宣佈，陶德培先生已呈辭嘉華國際及嘉華建材執行董事之職，由二零零二年十二月十五日起生效。

嘉華國際及嘉華建材謹向陶先生對公司所作出之寶貴貢獻表示衷心謝意。

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K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
公司秘書
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K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零二年十二月十四日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

INTERIM SCRIP DIVIDEND WITH CASH OPTION FOR THE SIX MONTHS ENDED 30TH JUNE 2002

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the interim scrip dividend for the six months ended 30th June 2002 is HK$0.4019.

Further to the circular to shareholders of K. Wah Construction Materials Limited (the "Company") dated 11th October 2002 describing arrangements for the payment of the interim scrip dividend of HK$0.01 per ordinary share of HK$0.10 each of the Company ("Share"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$0.4019.

The discounted market value is HK$0.4019, being the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 15th October 2002 to 21st October 2002, both days inclusive, which was HK$0.423, less five per cent discount, rounding down such figure to four decimal places.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

$$\text{Number of Shares held} \times \frac{\text{HK\$0.01}}{\text{HK\$0.4019}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six months ended 30th June 2002, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.01 per Share will be posted to shareholders at their own risk on 22nd November 2002.

Shareholders who wish to receive all or part of their interim dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 8th November 2002. Dealings in the new Shares to be allotted as the interim scrip dividend will commence on 25th November 2002.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 21st October 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



嘉華建材有限公司

(於香港註冊成立之有限公司)

截至二零零二年六月三十日止六個月
之中期以股代息(附有選擇現金之權利)

用以計算配發予本公司股東作為截至二零零二年六月三十日止六個月之中期以股代息之新股份數目之折讓市值為每股港幣0.4019元。

繼於二零零二年十月十一日致嘉華建材有限公司(「本公司」)股東概述以股代息之安排之通函後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份(「股份」)之港幣0.01元代息股份數目之折讓市值為每股股份港幣0.4019元。

該折讓市值為港幣0.4019元，乃由二零零二年十月十五日起至二零零二年十月二十一日止五個交易日(首尾兩天包括在內)一股股份在香港聯合交易所有限公司之平均收市價港幣0.423元再折讓百分之五(約數至小數點後四個位)。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部份股權可收取下列數目之代息股份:

$$\text{持有股份數目} \quad x \quad \frac{\text{港幣0.01元}}{\text{港幣0.4019元}}$$

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益(截至二零零二年六月三十日止六個月之中期股息除外)，可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份配額將不予派發，其利益歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.01元之股息單將於二零零二年十一月二十二日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部份以現金收取中期股息以代替新股份，務須於二零零二年十一月八日下午四時前將選擇表格填妥並交回本公司在香港之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。將予配發作為中期以股代息之新股份預期將於二零零二年十一月二十五日開始買賣。

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香港，二零零二年十月二十一日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman and Managing Director)*
Albert To Tak Pui
Paddy Tang Lui Wai Yu

Non-executive Directors:
Dr. Chan Nai Keong, CBE, JP
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, OBE, JP*
Yip Hing Chung, MBE, JP*

* *Independent Non-executive Directors*

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

11th October 2002

To the Shareholders

Dear Sir or Madam,

Interim Scrip Dividend with Cash Option for the Six Months Ended 30th June 2002

Introduction

It was resolved by the directors of the Company on 18th September 2002 that an interim dividend for the six months ended 30th June 2002 of HK$0.01 per issued share of the

Company of HK$0.10 each (a "Share") be paid to shareholders whose names appear on the register of members on 11th October 2002. It was also resolved that such dividend should be satisfied by way of scrip dividend by an allotment of new Shares credited as fully paid in accordance with the Memorandum and Articles of Association of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend.

Particulars of the Interim Dividend

Shareholders have the following choices in respect of the interim dividend:

(i) an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of interim dividend which Shareholders could elect to receive in cash in respect of HK$0.01 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) interim dividend of HK$0.01 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 15th October 2002 to 21st October 2002 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 21st October 2002 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made on 22nd October 2002. **The last day on which shareholders will be entitled to make their choice of the above alternatives is 8th November 2002.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 11th October 2002 and for which elections to receive the interim dividend in cash are not lodged with the Company's share registrars on or before 8th November 2002, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 11th October 2002 for which cash election is not made} \times \frac{\text{HK\$0.01}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six 30th June 2002, and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The scrip dividend will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the interim dividend in cash were received in respect of all the existing Shares registered as at 11th October 2002, the total cash dividend payable by the Company would be approximately HK$12,397,000.00.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities (Disclosure of Interests) Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the interim dividend for the six months ended 30th June 2002 which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 8th November 2002.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, before 4:00 p.m. on 8th November 2002.

Shareholders Resident outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of the interim dividend for the six months ended 30th June 2002. No person receiving in any territory outside Hong Kong a copy of this letter and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. Your Board will exercise the discretion granted to it under the articles of association of the Company not to allot New Shares as dividend to the shareholders with registered addresses in territories outside Hong Kong where, in the opinion of the Directors, it would or might, be unlawful or impracticable to allot New Shares in such places in satisfaction of the interim dividend for the six months ended 30th June 2002. These shareholders will receive such dividend and all future dividends wholly in cash. No Forms of Election will be sent to such shareholders.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Company's Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on The Stock Exchange of Hong Kong Limited. On no other stock exchanges are any part of the Shares of the Company listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 22nd November 2002 and dealings in such Shares will commence on 25th November 2002. In the unlikely event that the New Shares are not admitted to listing by The Stock Exchange of Hong Kong Limited before 22nd November 2002, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Lui Che Woo
Chairman

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應向　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問諮詢。

閣下如已售出或轉讓所有名下之嘉華建材有限公司股份，應立即將本通函及附奉之選擇表格（如適用）交予買主或經手買賣的銀行、股票經紀或其他代理商，以便轉交買主。



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司

（於香港註冊成立之有限公司）

執行董事：
呂志和博士，MBE，太平紳士，LLD（主席）
呂耀東（副主席及董事總經理）
陶德培
鄧呂慧瑜

非執行董事：
陳乃強博士，CBE，太平紳士
張惠彬博士，太平紳士*
鄭慕智，OBE，太平紳士*
葉慶忠，MBE，太平紳士*

* 獨立非執行董事

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啓者：

截至二零零二年六月三十日止六個月之中期以股代息（附有選擇現金之權利）

緒言

董事會於二零零二年九月十八日，決議派發截至二零零二年六月三十日止六個月之中期股息本公司每股面值港幣0.10元之已發行股份（「股份」）港幣0.01元予二零零二年十月十一

日名列股東名冊上之股東。董事會亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該等股息，而股東可選擇全部或部份收取現金以替代股份股息。

中期股息詳情

有關此次中期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股（「新股」），獲發新股之總折讓市值（定義見下文）相等於股東應可選擇收取現金股息每股港幣0.01元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派中期股息現金港幣0.01元；或

(iii) 部份收取新股及部份收取現金。

為計算應配發新股之數目，每股新股之折讓市值（「折讓市值」）指由二零零二年十月十五日起至二零零二年十月二十一日止（首尾兩天計算在內）五個交易日內一股股份於香港聯合交易所有限公司之平均收市價再折讓百份之五（只計算至小數點後四個數字）。因此，本公司須待二零零二年十月二十一日辦公時間完畢後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零二年十月二十二日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零二年十一月八日。**

若股東未有於二零零二年十一月八日或以前將選擇表格交回本公司之股份過戶登記處以選擇收取現金作中期股息，則就其名下於二零零二年十月十一日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \text{於二零零二年十月十一日持有未有選擇收取現金之現有股數} \times \frac{\text{港幣0.01元}}{\text{折讓市值}}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益（截至二零零二年六月三十日止六個月之中期股息除外），可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部份股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

以股代息之影響

倘股東選擇將其名下於二零零二年十月十一日已登記之全部現有股份，均收取現金作中期股息，則本公司須支付之現金股息總額將約為港幣12,397,000元。

本公司股東務請留意以股代息可引致一些股東(其或有須具報權益)須遵照證券(披露權益)條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

選擇表格

隨函附奉選擇表格。倘 **閣下擬按上述基準獲配發新股份作為 閣下有權收取之截至二零零二年六月三十日止六個月之全數中期股息，則毋須辦理任何手續。惟倘 閣下擬全數收取現金以代替新股作為股息或部份以現金，而餘額以配發新股份作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零二年十一月八日下午四時交回香港皇后大道東183號合和中心17樓1712-1716室本公司之股份過戶登記處香港中央證券登記有限公司。**倘 閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘 閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下， 閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。 閣下可選擇填交選擇表格，使 閣下日後所收取之股息全數為現金以代替新股，直至本公司之股份過戶登記處接獲書面通知撤銷該項選擇指示為止。 閣下不得就名下部份股份固定選擇長期收取現金股息。

選擇表格不會寄予前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零二年十一月八日下午四時前與本公司於香港之股份過戶登記處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為截至二零零二年六月三十日止六個月之中期股息。任何於香港以外地區之人士如接獲本函件及／或選擇表格，概不得將有關文件視作向其發出之邀請，除非該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定。

股份並未根據香港以外任何司法地區之適用證券規例登記。董事會可行使其根據本公司之公司細則獲授予之酌情權，不向其登記地址乃在香港以外且董事認為配發新股作為股息，可能或將屬違法或不可行之地區之股東配發新股作為截至二零零二年六月三十日止六個月之中期股息。該等股東收取之該項股息及日後收取之所有股息將全數以現金派發。彼等將不會獲發給選擇表格。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算系統交收買賣本公司股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在香港聯合交易所有限公司上市及掛牌買賣，本公司股份之任何部份概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交香港聯合交易所有限公司。預期有關該等股份之股票及股息單將於二零零二年十一月二十二日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零二年十一月二十五日開始買賣。倘在極不可能之情況下，新股於二零零二年十一月二十二日前不獲香港聯合交易所有限公司批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部份收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。如對於應採取之行動有任何疑問，應諮詢 閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

列位股東 台照

主席
呂志和博士
謹啓

二零零二年十月十一日



KWAN CONSTRUCTION MATERIALS LIMITED

Interim Report 2002

Contents

Results and Interim Dividend

INTERIM RESULTS

The Directors of K. Wah Construction Materials Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2002 together with comparative figures for the corresponding period last year as follows:

The Group's turnover for the six months ended 30th June 2002 was HK$486,151,000, representing a decrease of HK$55,519,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2002 amounted to HK$35,983,000, representing a decrease of HK$29,360,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 1 cent per ordinary share (2001: 1.5 cents scrip dividend with cash option), totalling HK$12,397,000 for the six months ended 30th June 2002 (2001: HK$17,910,000) to shareholders whose names appear on the register of members of the Company at the close of business on 11th October 2002. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend. A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

Profit and Loss Statement

For The Six Months Ended 30th June 2002

	Note	2002 *HK$'000*	2001 *HK$'000*
Turnover	2	486,151	541,670
Cost of sales		(427,329)	(447,299)
Gross profit		58,822	94,371
Other revenues		18,181	26,266
Other operating income		2,278	11,337
Administrative expenses		(28,424)	(32,597)
Other operating expenses		(5,612)	(14,330)
Operating profit	3	45,245	85,047
Finance costs		(4,491)	(8,961)
Share of profits less losses of			
Jointly controlled entities		691	313
Associated companies		(530)	26
Profit before taxation		40,915	76,425
Taxation	4	(3,280)	(8,999)
Profit after taxation		37,635	67,426
Minority interests		(1,652)	(2,083)
Profit attributable to shareholders		35,983	65,343
Interim dividend		12,397	17,910
		HK cents	*HK cents*
Earnings per share	6	3.0	5.7

Balance Sheet

As at 30th June 2002

	Note	30th June 2002 HK$'000	31st December 2001 HK$'000
Non-current assets			
Fixed assets	7	674,829	675,498
Jointly controlled entities		181,050	177,818
Associated companies		87,202	86,033
Other non-current assets	7	158,905	141,709
		1,101,986	1,081,058
Current assets			
Inventories		57,541	63,079
Debtors and prepayments	8	355,256	335,449
Other investments		—	280,000
Taxation recoverable		5,472	3,380
Cash and bank balances		580,239	299,123
		998,508	981,031
Current liabilities			
Creditors and accruals	9	240,951	266,862
Current portion of long-term liabilities	12	10,000	101,555
Short-term bank loans, unsecured		65,940	183,690
Taxation payable		6,552	5,134
Dividend payable		30,446	—
		353,889	557,241
Net current assets		644,619	423,790
		1,746,605	1,504,848
Financed by:			
Share capital	10	121,787	121,674
Reserves	11	1,241,913	1,235,958
Shareholders' funds		1,363,700	1,357,632
Minority interests		139,244	125,547
Long-term liabilities	12	225,000	—
Non-current liabilities		18,661	21,669
		1,746,605	1,504,848

Cash Flow Statement

For The Six Months Ended 30th June 2002

	2002 *HK$'000*	2001 *HK$'000*
Net cash inflow from operating activities	20,654	90,944
Net cash inflow/(outflow) from investing activities	232,206	(31,729)
Net cash inflow from financing activities	28,332	14,438
Net increase in cash and bank balances	281,192	73,653
Change in exchange rate	(76)	(6)
Cash and bank balances at beginning of period	299,123	234,334
Cash and bank balances at end of period	580,239	307,981

Statement of Changes in Equity

For The Six Months Ended 30th June 2002

	Note	2002 HK$'000	2001 HK$'000
Balance at beginning of the period		1,357,632	1,276,808
Issue of share upon exercise of share option	10 & 11	590	53
Exchange differences arising on translation of overseas operation	11	(59)	153
Profit for the period	11	35,983	65,343
Dividends			
Final dividend	11	(30,446)	(46,066)
Balance at end of the period		1,363,700	1,296,291

1. ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

The Group has also adopted SSAP34 "Employee Benefits", which is effective for the period commencing on or after 1st January 2002.

The accounting policies adopted are consistent with those described in the 2001 Annual Report and Accounts.

2. TURNOVER AND RESULTS

The Group is principally engaged in manufacture, sale and distribution of construction materials.

	Turnover		Operating Profit	
	2002	2001	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Sales of construction materials				
Hong Kong	264,616	395,376	36,406	82,827
Mainland China	221,535	146,294	8,839	2,220
	486,151	541,670	45,245	85,047

3. OPERATING PROFIT

	2002	2001
	HK$'000	*HK$'000*
Operating profit is stated after crediting:		
Profit on disposal of listed investments	103	6,583
Profit on disposal of fixed assets	80	144
Amortisation of negative goodwill	315	—

	2002 HK$'000	2001 HK$'000
and after charging:		
Amortisation		
Quarry site development	394	887
Overburden removal costs	7,506	5,110
Depreciation	30,569	39,739
Operating lease rental for land and buildings	6,671	9,144
Royalty	1,108	3,177
Cost of inventories sold	364,084	373,221
Unrealised loss on long-term investments	697	—

4. TAXATION

	2002 HK$'000	2001 HK$'000
Company and subsidiaries		
Hong Kong profits tax	3,517	8,539
Mainland China profits tax	2,247	437
Deferred taxation	(2,693)	—
	3,071	8,976
Jointly controlled entities		
Mainland China profits tax	209	—
Associated companies		
Hong Kong profits tax	—	23
	3,280	8,999

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the period.

Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

5. DIVIDENDS

	2002 *HK$'000*	2001 *HK$'000*
2001 Final scrip dividend with a cash option, payable, of 2.5 cents per share	30,446	
2000 Final scrip dividend with a cash option, paid, of 4.0 cents per share		
Scrip		22,796
Cash		23,270
	30,446	46,066

The Board of Directors declares an interim scrip dividend of 1 cent per share (2001: 1.5 cents) with a cash option, totaling HK$12,397,000 for the six months ended 30th June 2002 (2001: HK$17,910,000) to shareholders whose names appear on the register of members of the Company at the close of business on 11th October 2002. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$35,983,000 (2001: HK$65,343,000) and the weighted average number of 1,217,133,737 shares (2001: 1,151,690,000 shares) in issue during the period.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 30th June 2002 would not have a dilutive effect on the earnings per share.

7. CAPITAL EXPENDITURE

For the six months ended 30th June 2002, the Group incurred HK$31,000,000 on fixed assets and HK$18,000,000 on deferred expenditure.

8. DEBTORS AND PREPAYMENTS

	30th June 2002 HK$'000	31st December 2001 HK$'000
Trade debtors	262,756	250,022
Other receivable	45,736	39,840
Prepayments	46,764	45,587
	355,256	335,449

The Group has established credit policies, which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2002 HK$'000	31st December 2001 HK$'000
Within one month	82,331	94,155
Two to three months	126,746	110,361
Four to six months	39,123	31,270
Over six months	14,556	14,236
	262,756	250,022

9. CREDITORS AND ACCRUALS

	30th June 2002 *HK$'000*	31st December 2001 *HK$'000*
Trade creditors	89,747	93,642
Other creditors	60,749	52,784
Accrued operating expenses	84,733	112,107
Deposits received	5,722	8,329
	240,951	266,862

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2002 *HK$'000*	31st December 2001 *HK$'000*
Within one month	40,034	44,186
Two to three months	36,992	27,560
Four to six months	5,419	14,836
Over six months	7,302	7,060
	89,747	93,642

10. SHARE CAPITAL

	Ordinary Shares of HK$0.10 each	
	No. of shares	*HK$'000*
Authorised:		
At 1st January 2002 and 30th June 2002	3,888,000,000	388,800
Issued and fully paid:		
At 1st January 2002	1,216,740,404	121,674
Exercise of share options	1,130,000	113
At 30th June 2002	1,217,870,404	121,787

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. During the period, no new options were granted (2001: nil) and options for 1,130,000 shares (2001: 100,000 shares) were exercised. At 30th June 2002, outstanding options granted under the scheme are as follows:

Exercise period	Option price per share *HK$*	Number of shares
20th May 1999 to 19th May 2008	0.5333	12,962,000
30th December 2000 to 29th December 2009	0.5216	25,302,000
		38,264,000

11. RESERVES

	2002 HK$'000	2001 HK$'000
At 1st January	1,235,958	1,161,642
Changes in exchange rates	(59)	153
Premium on shares issued	477	43
Profit for the period	35,983	65,343
Final dividend	(30,446)	(46,066)
At 30th June	1,241,913	1,181,115

12. LONG-TERM LIABILITIES

	30th June 2002 HK$'000	31st December 2001 HK$'000
Bank loans		
Secured	175,000	62,167
Unsecured	60,000	38,750
Obligations under finance leases wholly repayable within five years	—	638
	235,000	101,555
Current portion included in current liabilities	(10,000)	(101,555)
	225,000	—

13. CAPITAL COMMITMENTS

	30th June 2002 HK$'000	31st December 2001 HK$'000
Contracted but not provided for	38,466	38,531

In addition, the Group has undertaken to invest HK$163,145,000 (2001: HK$78,325,000) in certain investee companies which are engaged in construction materials and high technology projects.

Independent Review Report

To the Board of Directors of K. Wah Construction Materials Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the financial information set out on pages 2 to 12.

Directors' responsibilities

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of the interim financial information to be in compliance with the Statement of Standard Accounting Practice 25 "Interim finanical reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial information is the responsibility of, and has been approved by, the Directors.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial information.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial information of the six months ended 30th June 2002.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18th September 2002

REVIEW OF OPERATION AND OUTLOOK

Turnover and profit before taxation for the half year ended 30th June 2002 was HK$486 million and HK$41 million as compared to HK$542 million and HK$76 million respectively for the corresponding period last year, representing a decrease in turnover of 10% and a decrease in profit before tax of 46%. Hong Kong Construction Materials Division remains the major contributor to the profit of the Group but profit deteriorated further despite management efforts to contain cost. This was due to the fact that local public, private property and infrastructure developments experienced prolonged slowdown affecting demand and prices.

The Group also noted that the current order book is at a level lower than the corresponding period last year. However, given the current market situation, the Group considered the situation satisfactory.

The overall contribution of the Mainland China Construction Materials Division shows commendable growth as compared to the corresponding period last year. In Shanghai, contribution continues to outperform expectation. It is envisaged that the contribution from Shanghai region will increase further along with the continuous growth of the ready mixed concrete market. The overall performance in Guangzhou remains disappointing and is similar to that of the corresponding period last year.

For technology investments, the Group has been continuously investing prudently within the current strategic mandate to bring in medium to long-term return and diversify its risks.

The Group has announced investment plans of up to HK$500 million to capture the huge opportunities available in the Mainland. The Group's expansion strategy focuses on penetrating further the existing Shanghai market and expanding its products range and business presence to Beijing and other major cities through a number of new projects. The Group is confident that the strategy will bring satisfactory return in the future.

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group has continuously improved during the period. At 30th June 2002, the shareholders' funds increased by 0.4% to HK$1,364 million from HK$1,358 million at 31st December 2001 and the Group's gross assets employed increased by 16% to HK$1,747 million from HK$1,505 million at 31st December 2001.

The Group's liquidity position remains strong and the Group possesses sufficient cash and available banking facilities to meet its commitments, working capital requirements and future assets acquisitions.

GEARING RATIO

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was practically at a debt free level at 30th June 2002 and 31st December 2001.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

CHARGES ON GROUP ASSETS

Land and buildings with net book values of HK$239,974,000 (31st December 2001: HK$242,643,000) was pledged to secure banking facilities and plant and machinery were released from security of banking facilities during the period (31st December 2001: HK$111,398,000).

CONTINGENT LIABILITIES

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$299,460,000 (31st December 2001: HK$295,893,000). At 30th June 2002, the facilities utilised amounted to HK$154,840,000 (31st December 2001: HK$205,283,000).

EMPLOYEES AND REMUNERATION POLICY

The Group, excluding associated companies and jointly controlled entities, have over 1,200 employees in Hong Kong and the Mainland. The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages including a share option scheme for executives are competitive.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2002. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2002.

DIRECTORS' INTERESTS AND SHARE OPTIONS

At 30th June 2002, the interests of each director in the shares of the Company and its associated corporation, K. Wah International Holdings Limited, and the details of any right to subscribe for shares of the Company and K. Wah International Holdings Limited and of the exercise of such rights, as recorded in the register maintained under section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(a) Ordinary Shares of the Company:

	Personal interests	Family interests	Corporate interests	Other interests	Total
Lui Che Woo	7,183,641	1,389,650	71,008,557[1]	823,069,667[2]	902,651,515
Francis Lui Yiu Tung	2,822	—	—	823,069,667[2]	823,072,489
Albert To Tak Pui	—	—	—	—	—
Paddy Tang Lui Wai Yu	1,861,906	—	—	823,069,667[2]	824,931,573
Chan Nai Keong	53,458	—	—	—	53,458
Charles Cheung Wai Bun	1,810	—	—	—	1,810
Moses Cheng Mo Chi	—	—	—	—	—
Yip Hing Chung	173,170	—	—	—	173,170

(b) Share Options of the Company:

At 30th June 2002, the particulars of the options held by each of the directors of the Company and the employees of the Company in aggregate granted under the Share Option Scheme of the Company or under any other share option schemes of the Company, were as follows:

	Date of grant	Options held at 1st January 2002	Options granted during the period	Options exercised during the period	Options held at 30th June 2002	Exercise price (HK$)	Exercise period
Lui Che Woo	20 May 1998	1,500,000	—	—	1,500,000	0.5333	20 May 1999 - 19 May 2008
	30 Dec 1999	1,800,000	—	—	1,800,000	0.5216	30 Dec 2000 - 29 Dec 2009
Francis Lui Yiu Tung	20 May 1998	1,000,000	—	—	1,000,000	0.5333	20 May 1999 - 19 May 2008
	30 Dec 1999	1,600,000	—	—	1,600,000	0.5216	30 Dec 2000 - 29 Dec 2009
Albert To Tak Pui	—	—	—	—	—	—	—
Paddy Tang Lui Wai Yu	20 May 1998	600,000	—	—	600,000	0.5333	20 May 1999 - 19 May 2008
	30 Dec 1999	1,070,000	—	—	1,070,000	0.5216	30 Dec 2000 - 29 Dec 2009
Chan Nai Keong	20 May 1998	300,000	—	—	300,000	0.5333	20 May 1999 - 19 May 2008
	30 Dec 1999	536,000	—	—	536,000	0.5216	30 Dec 2000 - 29 Dec 2009
Charles Cheung Wai Bun	—	—	—	—	—	—	—
Moses Cheng Mo Chi	—	—	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—	—	—
Employees	20 May 1998	9,762,000	—	200,000[1]	9,562,000	0.5333	20 May 1999 - 19 May 2008
	30 Dec 1999	21,226,000	—	930,000[2]	20,296,000	0.5216	30 Dec 2000 - 29 Dec 2009

Notes:

1. Exercise date was 25th April 2002. At the date before the options were exercised, the closing price per share was HK$0.65.

2. For 50,000 options, exercise date was 8th March 2002. At the date before the options were exercised, the closing price per share was HK$0.59.

   For 650,000 options, exercise date was 25th April 2002. At the date before the options were exercised, the closing price per share was HK$0.65.

   For 180,000 options, exercise date was 9th May 2002. At the date before the options were exercised, the closing price per share was HK$0.70.

   For 50,000 options, exercise date was 10th May 2002. At the date before the options were exercised, the closing price per share was HK$0.69.

All options referred to above are subject to a one-year vesting period.

(c) Ordinary Shares of K. Wah International Holdings Limited:

	Personal interests	Family interests	Corporate interests	Other interests	Total
Lui Che Woo	241,895	6,564,657	32,251,381[3]	1,155,322,894[2]	1,194,380,827
Francis Lui Yiu Tung	379,804	—	—	1,155,322,894[2]	1,155,702,698
Albert To Tak Pui	—	—	—	—	—
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,155,322,894[2]	1,159,962,060
Chan Nai Keong	165,015	—	—	—	165,015
Charles Cheung Wai Bun	7,239	—	—	—	7,239
Moses Cheng Mo Chi	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—

(d) Share Options of K. Wah International Holdings Limited:

	Number outstanding at 30th June 2002	Number exercised during the period
Lui Che Woo	2,850,000	—
Francis Lui Yiu Tung	2,200,000	—
Albert To Tak Pui	—	—
Paddy Tang Lui Wai Yu	1,470,000	—
Chan Nai Keong	735,000	—
Charles Cheung Wai Bun	—	—
Moses Cheng Mo Chi	—	—
Yip Hing Chung	—	—

Notes:

(1) 71,008,557 shares in the Company were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

(2) K. Wah International Holdings Limited was interested in 819,476,512 shares in the Company representing more than one-third of its issued share capital held by a wholly owned subsidiary of K. Wah International Holdings Limited. In addition, a discretionary trust was interested in 3,593,155 shares in the Company. 1,155,322,894 shares in K. Wah International Holdings Limited representing more than one-third of its issued share capital were held by discretionary trusts. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu, as discretionary beneficiaries interested in the trusts, are deemed to be interested in those shares in K. Wah International Holdings Limited and the Company held by the trusts and in those shares in the Company in which K. Wah International Holdings Limited was interested as aforesaid.

(3) 32,251,381 shares in K. Wah International Holdings Limited were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

SUBSTANTIAL SHAREHOLDERS

At 30th June 2002, the interest of every person (not being a director or chief executive of the Company) having an interest in 10 per cent or more of the issued share capital of the Company as recorded in the register kept under section 16(1) of the SDI Ordinance were as follows:

Name	Number of Ordinary Shares
Sutimar Enterprises Limited	819,476,512 *(Note 1)*
K. Wah International Holdings Limited	819,476,512 *(Note 1)*
HSBC Holdings plc	823,096,106 *(Note 2)*
HSBC Bank plc	823,096,106 *(Note 2)*
Midcorp Limited	823,096,106 *(Note 2)*
Griffin International Limited	823,096,106 *(Note 2)*
HSBC Europe BV	823,096,106 *(Note 2)*
HSBC Europe (Netherlands) BV	823,096,106 *(Note 2)*
HSBC International Trustee Limited	823,096,106 *(Note 2)*

Notes :

(1) K. Wah International Holdings Limited is deemed to be interested in the 819,476,512 shares in the Company held by Sutimar Enterprises Limited since it owned all of the issued share capital of Sutimar Enterprises Limited.

(2) HSBC International Trustee Limited is the trustee of discretionary trusts which hold 823,096,106 shares in the Company. Each of HSBC Holdings plc, HSBC Bank plc, Midcorp Limited, Griffin International Limited, HSBC Europe BV and HSBC Europe (Netherlands) BV are deemed to be interested in the 823,096,106 shares in the Company held by HSBC International Trustee Limited, being a wholly owned subsidiary within the HSBC Group.

There was duplication of interest of:

(i) 823,069,667 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mrs. Paddy Tang Lui Wai Yu, HSBC Holdings plc, HSBC Bank plc, Midcorp Limited, Griffin International Limited, HSBC Europe BV, HSBC Europe (Netherlands) BV and HSBC International Trustee Limited. Among these shares, 819,476,512 shares were also interested by Sutimar Enterprises Limited and K. Wah International Holdings Limited; and

(ii) 1,155,322,894 shares in K. Wah International Holdings Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu.

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's Interim Report for the six months ended 30th June 2002 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee which meets at least twice each year.

CLOSE OF REGISTER

The register of members will be closed from 7th October 2002 to 11th October 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 4th October 2002.

CODE OF BEST PRACTICE

For the six months ended 30th June 2002, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited save and except that, prior to the 2000 Annual General Meeting of the Company ("2000 AGM"), non-executive directors are being appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 18th September 2002

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: www.kwcml.com

嘉華建材有限公司

二零零二年中期報告

目　錄

中期業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零二年六月三十日止之六個月之未經審核業績如下：

截至二零零二年六月三十日止之六個月本集團之營業額為港幣486,151,000元，較去年同期減少港幣55,519,000元。

本集團截至二零零二年六月三十日止之六個月未經審核之股東應佔溢利為港幣35,983,000元，較去年同期下跌港幣29,360,000元。

中期股息

董事會議決派發截至二零零二年六月三十日止之六個月之中期股息，每股普通股港幣1仙(二零零一年：港幣1.5仙附有選擇現金權利之股份股息)，共需港幣12,397,000元(二零零一年：港幣17,910,000元)，給予在二零零二年十月十一日已登記於本公司股東名冊內之股東。董事會並通過以股代息之方式派發該等股息，惟股東可選擇收取現金以代替部份或全部股息。一份載有以股代息之詳情之通函將寄予本公司之股東。

損益表

截至二零零二年六月三十日止之六個月

	附註	二零零二年 港幣千元	二零零一年 港幣千元
營業額	2	486,151	541,670
銷售成本		(427,329)	(447,299)
毛利		58,822	94,371
其他收益		18,181	26,266
其他營運收入		2,278	11,337
行政費用		(28,424)	(32,597)
其他營運費用		(5,612)	(14,330)
經營溢利	3	45,245	85,047
財務費用		(4,491)	(8,961)
應佔溢利減虧損			
共同控制實體		691	313
聯營公司		(530)	26
除税前溢利		40,915	76,425
税項	4	(3,280)	(8,999)
除税後溢利		37,635	67,426
少數股東權益		(1,652)	(2,083)
股東應佔溢利		35,983	65,343
中期股息		12,397	17,910
		港幣仙	港幣仙
每股盈利	6	3.0	5.7

資產負債表

二零零二年六月三十日

	附註	二零零二年 六月三十日 港幣千元	二零零一年 十二月三十一日 港幣千元
非流動資產			
固定資產	7	674,829	675,498
共同控制實體		181,050	177,818
聯營公司		87,202	86,033
其他非流動資產	7	158,905	141,709
		1,101,986	1,081,058
流動資產			
存貨		57,541	63,079
應收賬款及預付款	8	355,256	335,449
其他投資		—	280,000
可收回稅金		5,472	3,380
現金及銀行結餘		580,239	299,123
		998,508	981,031
流動負債			
應付賬款及應計費用	9	240,951	266,862
長期負債之一年內應還額	12	10,000	101,555
短期銀行貸款－無抵押		65,940	183,690
應付稅項		6,552	5,134
應付股息		30,446	—
		353,889	557,241
流動資產淨額		644,619	423,790
		1,746,605	1,504,848
資金來源：			
股本	10	121,787	121,674
儲備	11	1,241,913	1,235,958
股東權益		1,363,700	1,357,632
少數股東權益		139,244	125,547
長期負債	12	225,000	—
非流動負債		18,661	21,669
		1,746,605	1,504,848

現金流量表

截至二零零二年六月三十日止之六個月

	二零零二年 港幣千元	二零零一年 港幣千元
經營業務之現金流入淨額	20,654	90,944
投資回報之現金流入／(流出)淨額	232,206	(31,729)
投資業務之現金流出淨額	28,332	14,438
現金流入淨額	281,192	73,653
匯兌率變動	(76)	(6)
於期初之現金及銀行結餘	299,123	234,334
於期末之現金及銀行結餘	580,239	307,981

權益變動報表

截至二零零二年六月三十日止之六個月

	附註	二零零二年 港幣千元	二零零一年 港幣千元
期初結餘		1,357,632	1,276,808
行使認股權發行股份	10及11	590	53
折算海外業務產生之匯兑差額	11	(59)	153
本期溢利	11	35,983	65,343
股息			
末期股息	11	(30,446)	(46,066)
期末結餘		1,363,700	1,296,291

附註

1. 會計政策

本財務報表乃根據香港會計師公會發出之會計實務準則第25號「中期財務報告」編製。

在二零零二年一月一日，本集團採納及應用會計實務準則第34號「僱員福利」之會計實務準則。

除此之外，會計政策和二零零一年年報一致。

2. 營業額和業績

本集團主要從事生產、銷售和分銷建築材料。

	營業額		經營溢利	
	二零零二年	二零零一年	二零零二年	二零零一年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
建築材料銷售				
香港	264,616	395,376	36,406	82,827
中國內地	221,535	146,294	8,839	2,220
	486,151	541,670	45,245	85,047

3. 經營溢利

	二零零二年	二零零一年
	港幣千元	*港幣千元*
經營溢利已計入：		
出售上市投資的利潤	103	6,583
出售固定資產收益	80	144
負商譽攤銷	315	—

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
及已扣除：		
攤銷		
石礦場之發展費用	394	887
清除表土費用	7,506	5,110
折舊	30,569	39,739
房地產營業租約租金	6,671	9,144
開採專利税	1,108	3,177
出售貨物成本	364,084	373,221
長期投資未變現的虧損	697	—

4. 税項

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
本公司及附屬公司		
香港利得税	3,517	8,539
中國內地所得税	2,247	437
遞延税項	(2,693)	—
	3,071	8,976
共同控制實體		
中國內地所得税	209	—
聯營公司		
香港利得税	—	23
	3,280	8,999

香港利得税乃按照本年度估計應課税溢利減承前可用之税項虧損後按百分之十六(二零零一年：百分之十六)税率提撥。

海外利得税乃按照溢利產生之國家之現行税率提撥。

5. 股息

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
二零零一年末期應付股息附現金選擇權，每股港幣2.5仙	30,446	
二零零零年末期已付股息附現金選擇權，每股港幣4.0仙		
以股代息		22,796
現金		23,270
	30,446	46,066

董事會議決派發截至二零零二年六月三十日止之六個月之中期以股代息，附現金選擇權，每股港幣1仙（二零零一年：港幣1.5仙），共需港幣12,397,000元（二零零一年：港幣17,910,000元），給予在二零零二年十月十一日已登記於本公司股東名冊內之股東。此項擬派股息將於截至二零零二年十二月三十一日止年度列作盈餘儲備分派。

6. 每股盈利

每股基本盈利乃根據股東應佔溢利港幣35,983,000元（二零零一年：港幣65,343,000元）及期內已發行股份1,217,133,737股（二零零一年：1,151,690,000股）之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零二年六月三十日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

7. 資本支出

截至二零零二年六月三十日止之六個月，本集團已投入港幣31,000,000元於固定資產及港幣18,000,000元於遞延支出。

8. 應收賬款及預付款

	二零零二年 六月三十日 *港幣千元*	二零零一年 十二月三十一日 *港幣千元*
應收賬款	262,756	250,022
其他應收款	45,736	39,840
預付款	46,764	45,587
	355,256	335,449

集團根據當地有關行業之標準制定信貸政策，集團給予在香港之客戶之信用期限一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

本集團之應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

	二零零二年 六月三十日 *港幣千元*	二零零一年 十二月三十一日 *港幣千元*
一個月內	82,331	94,155
二至三個月	126,746	110,361
四至六個月	39,123	31,270
六個月以上	14,556	14,236
	262,756	250,022

9. **應付賬款及應計費用**

	二零零二年 六月三十日 *港幣千元*	二零零一年 十二月三十一日 *港幣千元*
應付賬款	89,747	93,642
其他應付款	60,749	52,784
營運應計費用	84,733	112,107
已收按金	5,722	8,329
	240,951	266,862

本集團之應付賬款之賬齡依發票日期分析如下：

	二零零二年 六月三十日 *港幣千元*	二零零一年 十二月三十一日 *港幣千元*
一個月內	40,034	44,186
二至三個月	36,992	27,560
四至六個月	5,419	14,836
六個月以上	7,302	7,060
	89,747	93,642

10. 股本

	普通股每股面值港幣0.1元	
	股份數目	*港幣千元*
法定股本：		
於二零零二年一月一日及於二零零二年六月三十日	3,888,000,000	388,800
已發行及繳足股本：		
於二零零二年一月一日	1,216,740,404	121,674
行使認股權	1,130,000	113
於二零零二年六月三十日	1,217,870,404	121,787

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。本期間並沒有授出新的認股權(二零零一年：無)，而有可認購1,130,000股份之認股權被行使(二零零一年：100,000股)。於二零零二年六月三十日，根據計劃授出及尚未行政之認股權期限如下：

行使期限	每股認購價	股數
	港幣	
一九九九年五月二十日至二零零八年五月十九日	0.5333	12,962,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	25,302,000
		38,264,000

11. 儲備

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
於一月一日	1,235,958	1,161,642
變更匯兌率	(59)	153
發行股份之溢價	477	43
期度溢利	35,983	65,343
已付末期股息	(30,446)	(46,066)
於六月三十日	1,241,913	1,181,115

12. 長期負債

	二零零二年 六月三十日 *港幣千元*	二零零一年 十二月三十一日 *港幣千元*
銀行借款		
有抵押	175,000	62,167
沒有抵押	60,000	38,750
還款期為五年內之融資租賃承擔	–	638
	235,000	101,555
列為流動負債之一年內應還款	(10,000)	(101,555)
	225,000	–

13. 資本承擔

	二零零二年 六月三十日 *港幣千元*	二零零一年 十二月三十一日 *港幣千元*
已簽約但未撥備	38,466	38,531

此外，本集團承諾投資港幣163,145,000元(二零零一年：港幣78,325,000元)於從事建築材料及高科技項目之若干被投資公司。

■■■師之獨立審閱報告

致嘉華建材有限公司

(在香港註冊成立之有限公司)

董事會

引言

本所已按　貴公司指示，審閱第2至12頁所載之中期財務報告。

董事的責任

根據香港聯合交易所有限公司證券上市規則，中期財務報告的編製須符合香港會計師公會頒佈的會計實務準則第25號「中期財務報告」及其相關規定。董事須對中期財務報告負責，而有關報告已經董事批准。

已進行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，並對中期財務報告應用分析程序，然後根據結果評估會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

審閱結論

按照本所審閱(不構成審計)的結果，本所並無發現任何須對截至二零零二年六月三十日止之六個月的中期財務報告作出重大修訂。

羅兵咸永道會計師事務所

香港執業會計師

香港，二零零二年九月十八日

業績回顧及展望

截至二零零二年六月三十日止之六個月，集團之營業額及除税前溢利分別為港幣486,000,000元及港幣41,000,000元，相比去年同期港幣542,000,000元及港幣76,000,000元，分別下跌10%及46%。儘管香港建材業務仍為集團盈利貢獻的主要組成部份，而管理層亦不斷致力控制營運成本，但香港業務的盈利還是持續受影響，原因是本地公營及私營地產和基建發展持續放緩，因而影響本地建材市場需求和價格。

本集團現有訂單水平較去年同期為低。不過，在現時之市況下，本集團認為情況仍令人滿意。

至於中國內地建材業務的整體貢獻，相比去年同期則有卓越增長。在上海的業績持續比預期理想，隨著預拌混凝土市場之增長，本集團預料上海業務的貢獻會繼續上升。至於廣州，由於市場競爭持續，整體表現跟去年一樣未如理想。

科技投資方面，本集團一直在現有的策略投資範疇內，以審慎態度探尋可在中長期為集團帶來滿意回報之投資機會並分散投資風險。

集團為了迎接內地之龐大商機，已宣佈投資額達港幣500,000,000元之發展計劃。集團的擴展主要集中於加強上海市場發展，擴大產品系列和開拓北京及其他主要城市的商機。集團有信心上述之發展項目最終會帶來滿意的回報。

流動資金及財務資源

本集團之財務狀況於期內繼續增強。於二零零二年六月三十日，股東權益由二零零一年十二月三十一日之港幣1,358,000,000元增加百分之零點四至港幣1,364,000,000元，集團總資產則達港幣1,747,000,000元，與二零零一年十二月三十一日之港幣1,505,000,000元，增加了百分之十六。

本集團之流動資金狀況保持在充裕水平，有足夠的現金及銀行信貸以應付承擔、營運資金及未來資產收購之需求。

負債比率

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零二年六月三十日及二零零一年十二月三十一日，本集團沒有實質負債。

庫務政策

本集團採取保守之庫務政策，所有存款以港幣、美元或以附屬公司之本地貨幣為主，故此，外滙風險維持在極低水平。本集團並無投資於與集團財務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣239,974,000元(二零零一年十二月三十一日：港幣242,643,000元)的房地產已抵押予不同銀行作為對集團信貸的擔保及廠場機器抵押予銀行作為對集團信貸的擔保已於二零零二年六月三十日贖回(二零零一年十二月三十一日：港幣111,398,000元)。

或然負債

本公司已就若干附屬公司取得之信貸額港幣299,460,000元(二零零一年十二月三十一日：港幣295,893,000元)向銀行出具擔保。於二零零二年六月三十日已動用之信貸額為港幣154,840,000元(二零零一年十二月三十一日：港幣205,283,000元)。

僱員及薪酬政策

本集團在香港及內地僱員總人數超過1,200人(不包括聯營公司及共同控制實體)。本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套，包括為行政人員設立之認股權計劃。

股本

本公司於截至二零零二年六月三十日止之六個月內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份。

董事權益及認股權

於二零零二年六月三十日，根據證券(披露權益)條例(「披露權益條例」)第二十九條所述之登記冊，或根據上市公司董事進行證券交易之標準守則向本公司及香港聯合交易所有限公司申報，各董事所擁有本公司及其聯繫公司嘉華國際集團有限公司之股份及有關認購本公司及嘉華國際集團有限公司股份之權益，及該等權益之行使之詳情，分列如下：

(甲) 本公司之普通股股份：

	個人權益	家族權益	公司權益	其他權益	合計
呂志和	7,183,641	1,389,650	71,008,557[1]	823,069,667[2]	902,651,515
呂耀東	2,822	—	—	823,069,667[2]	823,072,489
陶德培	—	—	—	—	—
鄧呂慧瑜	1,861,906	—	—	823,069,667[2]	824,931,573
陳乃強	53,458	—	—	—	53,458
張惠彬	1,810	—	—	—	1,810
鄭慕智	—	—	—	—	—
葉慶忠	173,170	—	—	—	173,170

（乙）本公司之認股權：

於二零零二年六月三十日，根據本公司之認股權計劃或根據本公司之其他認股權計劃授出並由本公司董事及僱員持有之認股權之詳情載列如下：

	授出日期	於二零零二年一月一日持有之認股權	於期內授出之認股權	於期內行使之認股權	於二零零二年六月三十日持有之認股權	行使價（港元）	行使期
呂志和	一九九八年五月二十日	1,500,000	—	—	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	—	—	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
呂耀東	一九九八年五月二十日	1,000,000	—	—	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	—	—	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
陶德培	—	—	—	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	—	—	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	—	—	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
陳乃強	一九九八年五月二十日	300,000	—	—	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	536,000	—	—	536,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
張惠彬	—	—	—	—	—	—	—
鄭慕智	—	—	—	—	—	—	—
葉慶忠	—	—	—	—	—	—	—
僱員	一九九八年五月二十日	9,762,000	—	200,000 [1]	9,562,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	21,226,000	—	930,000 [2]	20,296,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日

附註：

1. 行使日期為二零零二年四月二十五日。於行使認股權之前一日，每股市值為0.65港元。

2. 就50,000認股權，行使日期為二零零二年三月八日。於行使認股權之前一日，每股市值為0.59港元。

   就650,000認股權，行使日期為二零零二年四月二十五日。於行使認股權之前一日，每股市值為0.65港元。

   就180,000認股權，行使日期為二零零二年五月九日。於行使認股權之前一日，每股市值為0.70港元。

   就50,000認股權，行使日期為二零零二年五月十日。於行使認股權之前一日，每股市值為0.69港元。

上文所述之所有認股權，須受一年持有期限制。

(丙) 嘉華國際集團有限公司之普通股股份：

	個人權益	家族權益	公司權益	其他權益	合計
呂志和	241,895	6,564,657	32,251,381[(3)]	1,155,322,894[(2)]	1,194,380,827
呂耀東	379,804	—	—	1,155,322,894[(2)]	1,155,702,698
陶德培	—	—	—	—	—
鄧呂慧瑜	4,639,166	—	—	1,155,322,894[(2)]	1,159,962,060
陳乃強	165,015	—	—	—	165,015
張惠彬	7,239	—	—	—	7,239
鄭慕智	—	—	—	—	—
葉慶忠	—	—	—	—	—

(丁) 嘉華國際集團有限公司之認股權：

	於二零零二年六月三十日 尚未行使之數目	期內行使之數目
呂志和	2,850,000	—
呂耀東	2,200,000	—
陶德培	—	—
鄧呂慧瑜	1,470,000	—
陳乃強	735,000	—
張惠彬	—	—
鄭慕智	—	—
葉慶忠	—	—

附註：

(1) 由呂志和博士所控制之Best Chance Investments Ltd. 持有本公司之股份71,008,557股。

(2) 嘉華國際集團有限公司對其全資附屬公司所持有本公司之股份819,476,512股(佔本公司已發行股本超過三分之一)擁有權益。此外，本公司之股份3,593,155股，則由全權信託擁有權益。而嘉華國際集團有限公司之股份1,155,322,894股(佔該公司已發行股本超過三分之一)，則由全權信託持有。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等信託之可能受益人，因此被視為持有該等信託所持有上述之嘉華國際集團有限公司股份及本公司股份權益，以及嘉華國際集團有限公司所持有本公司股份權益。

(3) 由呂志和博士所控制之Best Chance Investments Ltd. 持有嘉華國際集團有限公司之股份32,251,381股。

主要股東

於二零零二年六月三十日，根據披露權益條例第十六(一)條所述之登記冊，持有本公司當時已發行股本百分之十或以上之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

姓名	普通股數目
Sutimar Enterprises Limited	819,476,512 *(附註1)*
嘉華國際集團有限公司	819,476,512 *(附註1)*
HSBC Holdings plc	823,096,106 *(附註2)*
HSBC Bank plc	823,096,106 *(附註2)*
Midcorp Limited	823,096,106 *(附註2)*
Griffin International Limited	823,096,106 *(附註2)*
HSBC Europe BV	823,096,106 *(附註2)*
HSBC Europe (Netherlands) BV	823,096,106 *(附註2)*
HSBC International Trustee Limited	823,096,106 *(附註2)*

附註：

(1) 嘉華國際集團有限公司擁有Sutimar Enterprises Limited 之全部已發行股本，因此被視為對Sutimar Enterprises Limited 擁有之本公司股份819,476,512股擁有權益。

(2) 以HSBC International Trustee Limited為信託人之全權信託持有823,096,106股本公司股份。HSBC Holdings plc、HSBC Bank plc、Midcorp Limited、Griffin International Limited、HSBC Europe BV及HSBC Europe (Netherlands) BV 被視為持有由HSBC集團內一間全資附屬公司HSBC International Trustee Limited所持有823,096,106股本公司股份權益。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生、鄧呂慧瑜女士、HSBC Holdings plc、HSBC Bank plc、Midcorp Limited、Griffin International Limited、HSBC Europe BV、HSBC Europe (Netherlands) BV及HSBC International Trustee Limited 擁有之本公司股份823,069,667股；而Sutimar Enterprises Limited及嘉華國際集團有限公司對其中之819,476,512股同時擁有權益；及

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之嘉華國際集團有限公司股份1,155,322,894股。

審核委員會

集團截至二零零二年六月三十日止六個月之中期報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，經已由審核委員會審閱。該審核委員會有定期會議，每年至少舉行兩次。

暫停辦理登記手續

本公司將於二零零二年十月七日至二零零二年十月十一日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零二年十月四日下午四時前送達香港皇后大道東183號合和中心17樓1712-1716室本公司於香港之股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零二年六月三十日止之六個月內，一直遵守香港聯合交易所有限公司所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，惟於特別情況下，可獲委任額外三年任期。

承董事會命
公司秘書
湯鉅南

香港，二零零二年九月十八日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwcml.com



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2002

INTERIM RESULTS

The Directors of K. Wah Construction Materials Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2002 together with comparative figures for the corresponding period last year as follows:

The Group's turnover for the six months ended 30th June 2002 was HK$486,151,000, representing a decrease of HK$55,519,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2002 amounted to HK$35,983,000, representing a decrease of HK$29,360,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 1 cent per ordinary share (2001: 1.5 cents scrip dividend with cash option), totalling HK$12,397,000 for the six months ended 30th June 2002 (2001: HK$17,910,000) to shareholders whose names appear on the register of members of the Company at the close of business on 11th October 2002. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend. A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

Consolidated Profit and Loss Statement
For The Six Months Ended 30th June 2002

	Note	2002 HK$'000	2001 HK$'000
Turnover	2	486,151	541,670
Cost of sales		(427,329)	(447,299)
Gross profit		58,822	94,371
Other revenues		18,181	26,266
Other operating income		2,278	11,337
Administrative expenses		(28,424)	(32,597)
Other operating expenses		(5,612)	(14,330)
Operating profit	3	45,245	85,047
Finance costs		(4,491)	(8,961)
Share of profits less losses of			
Jointly controlled entities		691	313
Associated companies		(530)	26
Profit before taxation		40,915	76,425
Taxation	4	(3,280)	(8,999)
Profit after taxation		37,635	67,426
Minority interests		(1,652)	(2,083)
Profit attributable to shareholders		35,983	65,343
Interim dividend		12,397	17,910
		HK cents	HK cents
Earnings per share	6	3.0	5.7

Consolidated Balance Sheet
As at 30th June 2002

	Note	30th June 2002 HK$'000	31st December 2001 HK$'000
Non-current assets			
Fixed assets		674,829	675,498
Jointly controlled entities		181,050	177,818
Associated companies		87,202	86,033
Other non-current assets		158,905	141,709
		1,101,986	1,081,058
Current assets			
Inventories		57,541	63,079
Debtors and prepayments	7	355,256	335,449
Other investments		—	280,000
Taxation recoverable		5,472	3,380
Cash and bank balances		580,239	299,123
		998,508	981,031
Current liabilities			
Creditors and accruals	8	240,951	266,862
Current portion of long-term liabilities		10,000	101,555
Short-term bank loans, unsecured		65,940	183,690
Taxation payable		6,552	5,134
Dividend payable		30,446	—
		353,889	557,241
Net current assets		644,619	423,790
		1,746,605	1,504,848

	Note	30th June 2002 HK$'000	31st December 2001 HK$'000
Financed by:			
Share capital		121,787	121,674
Reserves		1,241,913	1,235,958
Shareholders' funds		1,363,700	1,357,632
Minority interests		139,244	125,547
Long-term liabilities		225,000	—
Non-current liabilities		18,661	21,669
		1,746,605	1,504,848

Notes to the financial statements

1. **ACCOUNTING POLICIES**

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties and investments, and in conformity with generally accepted accounting principles in Hong Kong.

The accounting policies adopted are consistent with those described in the 2001 Annual Report and Accounts.

2. **TURNOVER AND RESULTS**

The Group is principally engaged in manufacture, sale and distribution of construction materials.

	Turnover 2002 HK$'000	Turnover 2001 HK$'000	Operating Profit 2002 HK$'000	Operating Profit 2001 HK$'000
Sales of construction materials				
Hong Kong	264,616	395,376	36,406	82,827
Mainland China	221,535	146,294	8,839	2,220
	486,151	541,670	45,245	85,047

3. **OPERATING PROFIT**

Operating profit is stated after crediting and charging the following:

	2002 HK$'000	2001 HK$'000
Crediting		
Profit on disposal of listed investments	103	6,583
Profit on disposal of fixed assets	80	144
Amortisation of negative goodwill	315	—
Charging		
Amortisation		
Quarry site development	394	887
Overburden removal costs	7,506	5,110
Depreciation	30,569	39,739
Operating lease rental for land and buildings	6,671	9,144
Royalty	1,108	3,177
Cost of inventories sold	364,084	373,221
Unrealised loss on long-term investments	697	—

4. **TAXATION**

	2002 HK$'000	2001 HK$'000
Company and subsidiaries		
Hong Kong profits tax	3,517	8,539
Mainland China profits tax	2,247	437
Deferred taxation	(2,693)	—
	3,071	8,976
Jointly controlled entities		
Mainland China profits tax	209	—
Associated companies		
Hong Kong profits tax	—	23
	3,280	8,999

Hong Kong profits tax has been provided at the rate of 16% (2001:16%) on the estimated assessable profits for the period.

Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

5. **DIVIDENDS**

	2002 HK$'000	2001 HK$'000
2001 Final scrip dividend with a cash option, payable, of 2.5 cents per share	30,446	
2000 Final scrip dividend with a cash option, paid, of 4.0 cents per share		
Scrip		22,796
Cash		23,270
	30,446	46,066

The Board of Directors declares an interim scrip dividend of 1 cent per share (2001: 1.5 cents) with a cash option, totaling HK$12,397,000 for the six months ended 30th June 2002 (2001: HK$17,910,000) to shareholders whose names appear on the register of members of the Company at the close of business on 11th October 2002. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

6. **EARNINGS PER SHARE**

The calculation of basic earnings per share is based on profit attributable to shareholders of HK$35,983,000 (2001: HK$65,343,000) and the weighted average number of 1,217,133,737 shares (2001: 1,151,690,000 shares) in issue during the period.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 30th June 2002 would not have a dilutive effect on the earnings per share.

7. **DEBTORS AND PREPAYMENTS**

	30th June 2002 HK$'000	31st December 2001 HK$'000
Trade debtors	262,756	250,022
Other receivable	45,736	39,840
Prepayments	46,764	45,587
	355,256	335,449

The Group has established credit policies, which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2002 HK$'000	31st December 2001 HK$'000
Within one month	82,331	94,155
Two to three months	126,746	110,361
Four to six months	39,123	31,270
Over six months	14,556	14,236
	262,756	250,022

8. **CREDITORS AND ACCRUALS**

	30th June 2002 HK$'000	31st December 2001 HK$'000
Trade creditors	89,747	93,642
Other creditors	60,749	52,784
Accrued operating expenses	84,733	112,107
Deposits received	5,722	8,329
	240,951	266,862

The aging analysis of the Group's trade creditors based on the dates of the invoices is as follows:

	30th June 2002 HK$'000	31st December 2001 HK$'000
Within one month	40,034	44,186
Two to three months	36,992	27,560
Four to six months	5,419	14,836
Over six months	7,302	7,060
	89,747	93,642

MANAGEMENT DISCUSSION AND ANALYSIS

Review of Operation and Outlook

Turnover and profit before taxation for the half year ended 30th June 2002 was HK$486 Million and HK$41 Million as compared to HK$542 Million and HK$76 Million respectively for the corresponding period last year, representing a decrease in turnover of 10% and a decrease in profit before tax of 46%. Hong Kong Construction Materials Division remains the major contributor to the profit of the Group but profit deteriorated further despite management efforts to contain cost. This was due to the fact that local public, private property and infrastructure developments experienced prolonged slowdown affecting demand and prices.

The Group also noted that the current order book is at a level lower than the corresponding period last year. However, given the current market situation, the Group considered the situation satisfactory.

The overall contribution of the Mainland China Construction Materials Division shows commendable growth as compared to the corresponding period last year. In Shanghai, contribution continues to outperform expectation. It is envisaged that the contribution from Shanghai region will increase further along with the continuous growth of the ready mixed concrete market. The overall performance in Guangzhou remains disappointing and is similar to that of the corresponding period last year.

For technology investments, the Group has been continuously investing prudently within the current strategic mandate to bring in medium to long-term return and diversify its risks.

The Group has announced investment plans of up to HK$500 Million to capture the huge opportunities available in the Mainland. The Group's expansion strategy focuses on penetrating further the existing Shanghai market and expanding its products range and business presence to Beijing and other major cities through a number of new projects. The Group is confident that the strategy will bring satisfactory return in the future.

Liquidity and Financial Resources

The financial position of the Group has continuously improved during the period. At 30th June 2002, the shareholders' funds increased by 0.4% to HK$1,364 million from HK$1,358 million at 31st December 2001 and the Group's gross assets employed increased by 16% to HK$1,747 million from HK$1,505 million at 31st December 2001.

The Group's liquidity position remains strong and the Group possesses sufficient cash and available banking facilities to meet its commitments, working capital requirements and future assets acquisitions.

Gearing Ratio

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was practically at a debt free level at 30th June 2002 and 31st December 2001.

Treasury Policy

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

Charges on Group Assets

Land and buildings with net book values of HK$239,974,000 (31st December 2001: HK$242,643,000) was pledged to secure banking facilities and plant and machinery were released from security of banking facilities during the period (31st December 2001: HK$111,398,000).

Contingent Liabilities

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$299,460,000 (31st December 2001: HK$295,893,000). At 30th June 2002, the facilities utilised amounted to HK$154,840,000 (31st December 2001: HK$205,283,000).

Employees and remuneration policy

The Group, excluding associated companies and jointly controlled entities, have over 1,200 employees in Hong Kong and the Mainland. The Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages including a share option scheme for executives are competitive.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2002. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2002.

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's Interim Report for the six months ended 30th June 2002 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the committee which meets at least twice each year.

CLOSE OF REGISTER

The register of members will be closed from 7th October 2002 to 11th October 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 4th October 2002.

CODE OF BEST PRACTICE

For the six months ended 30th June 2002, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited save and except that, prior to the 2000 Annual General Meeting of the Company ("2000 AGM"), non-executive directors are being appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Company's and the Exchange's websites in due course. The Group's unaudited interim financial statements have been reviewed by the Company's auditors PricewaterhouseCoopers, and a report of their review will be included in the Interim Report to Shareholders.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 18th September 2002

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong



嘉華建材有限公司

(於香港註冊成立之有限公司)

中期業績公佈
截至二零零二年六月三十日止之六個月

期業績

華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零二年六月三十日止之六個之未經審核業績如下：

至二零零二年六月三十日止之六個月本集團之營業額為港幣486,151,000元，較去年同期減少港幣55,519,000元。

集團截至二零零二年六月三十日止之六個月未經審核之股東應佔溢利為港幣35,983,000元，較去年同期下跌港幣,360,000元。

期股息

事會議決派發截至二零零二年六月三十日止之六個月之中期股息，每股普通股港幣1仙(二零零一年：港幣1.5仙附有選擇金權利之股份股息)，共需港幣12,397,000元(二零零一年：港幣17,910,000元)，給予在二零零二年十月十一日已登記於本司股東名冊內之股東。董事會並通過以股代息之方式派發該等股息，惟股東可選擇收取現金以代替部份或全部股息。一載有以股代息之詳情之通函將寄予本公司之股東。

合損益表

至二零零二年六月三十日止之六個月

	附註	二零零二年 港幣千元	二零零一年 港幣千元
業額	2	486,151	541,670
售成本		(427,329)	(447,299)
利		58,822	94,371
他收益		18,181	26,266
他營運收入		2,278	11,337
政費用		(28,424)	(32,597)
他營運費用		(5,612)	(14,330)
營溢利	3	45,245	85,047
務費用		(4,491)	(8,961)
佔溢利減虧損			
共同控制實體		691	313
聯營公司		(530)	26
稅前溢利		40,915	76,425
項	4	(3,280)	(8,999)
稅後溢利		37,635	67,426
數股東權益		(1,652)	(2,083)
東應佔溢利		35,983	65,343
期股息		12,397	17,910
股盈利	6	3.0仙	5.7仙

合資產負債表

零零二年六月三十日

	附註	二零零二年 六月三十日 港幣千元	二零零一年 十二月三十一日 港幣千元
流動資產			
定資產		674,829	675,498
同控制實體		181,050	177,818
營公司		87,202	86,033
他非流動資產		158,905	141,709
		1,101,986	1,081,058
動資產			
存貨		57,541	63,079
應收賬款及預付款	7	355,256	335,449
其他投資		—	280,000
可收回稅金		5,472	2,380
現金及銀行結餘		580,239	299,123

5. 股息

	二零零二年 港幣千元	二零零一年 港幣千元
二零零一年末期應付股息附現金選擇權，每股港幣2.5仙	30,446	
二零零零年末期已付股息附現金選擇權，每股港幣4.0仙		
以股代息		22,796
現金		23,270
	30,446	46,066

董事會議決派發截至二零零二年六月三十日止之六個月之中期以股代息，附現金選擇權，每股港幣1仙(二零零一年：港幣1.5仙)，共需港幣12,397,000元(二零零一年：港幣17,910,000元)，給予在二零零二年十月十一日已登記於本公司股東名冊內之股東。此項擬派股息將於截至二零零二年十二月三十一日止年度列作盈餘儲備分派。

6. 每股盈利

每股基本盈利乃根據股東應佔港幣35,983,000元(二零零一年：港幣65,343,000元)及期內已發行股份1,217,133,737股(二零零一年：1,151,690,000股)之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零二年六月三十日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

7. 應收賬款及預付款

	二零零二年 六月三十日 港幣千元	二零零一年 十二月三十一日 港幣千元
應收賬款	262,756	250,022
其他應收款	45,736	39,840
預付款	46,764	45,587
	355,256	335,449

集團根據當地有關行業之標準制定信貸政策，集團給予在香港之客戶之信用期限一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

本集團之應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

	二零零二年 六月三十日 港幣千元	二零零一年 十二月三十一日 港幣千元
一個月內	82,331	94,155
二至三個月	126,746	110,361
四至六個月	39,123	31,270
六個月以上	14,556	14,236
	262,756	250,022

8. 應付賬款及應計費用

	二零零二年 六月三十日 港幣千元	二零零一年 十二月三十一日 港幣千元
應付賬款	89,747	93,642
其他應付款	60,749	52,784
營運應計費用	84,733	112,107
已收按金	5,722	8,329
	240,951	266,862

本集團之應付賬款之賬齡依發票日期分析如下：

	二零零二年 六月三十日 港幣千元	二零零一年 十二月三十一日 港幣千元
一個月內	40,034	44,186
二至三個月	36,992	27,560
四至六個月	5,419	14,836
六個月以上	7,302	7,060
	89,747	93,642

管理層之討論及分析

業績檢討及展望

	附註		
流動資產			
存貨		57,541	63,079
應收賬款及預付款	7	355,256	335,449
其他投資		—	280,000
可收回稅金		5,472	3,380
現金及銀行結餘		580,239	299,123
		998,508	981,031
流動負債			
應付賬款及應計費用	8	240,951	266,862
長期負債之一年內應還額		10,000	101,555
短期銀行貸款－無抵押		65,940	183,690
應付稅項		6,552	5,134
應付股息		30,446	—
		353,889	557,241
流動資產淨額		644,619	423,790
		1,746,605	1,504,848
資金來源：			
股本		121,787	121,674
儲備		1,241,913	1,235,958
股東權益		1,363,700	1,357,632
少數股東權益		139,244	125,547
長期負債		225,000	—
非流動負債		18,661	21,669
		1,746,605	1,504,848

綜合賬目附註

會計政策

本財務報表根據歷史成本會計法編撰，並對某些物業及投資的重估值作出修訂，及按照香港普遍採納之會計原則編製而成。

會計政策和二零零一年年報一致。

營業額和業績

本集團主要從事生產、銷售和分銷建築材料。

	營業額		經營溢利	
	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元
建築材料銷售				
香港	264,616	395,376	36,406	82,827
中國內地	221,535	146,294	8,839	2,220
	486,151	541,670	45,245	85,047

經營溢利

經營溢利已計入：

	二零零二年 港幣千元	二零零一年 港幣千元
出售上市投資的利潤	103	6,583
出售固定資產收益	80	144
負商譽攤銷	315	—
及已扣除：		
攤銷：		
石礦場之發展費用	394	887
清除表土費用	7,506	5,110
折舊	30,569	39,739
房地產營業租約租金	6,671	9,144
開採專利稅	1,108	3,177
出售貨物成本	364,084	373,221
長期投資未變現的虧損	697	

稅項

	二零零二年 港幣千元	二零零一年 港幣千元
本公司及附屬公司		
香港利得稅	3,517	8,539
中國內地所得稅	2,247	437
遞延稅項	(2,693)	—
	3,071	8,976
共同控制實體		
中國內地所得稅	209	—
聯營公司		
香港利得稅	—	23
	3,280	8,999

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十六（二零零一年：百分之十六）稅率提撥。

海外利得稅乃按照溢利產生之國家之現行稅率提撥。

四至六個月	5,419	14,836
六個月以上	7,302	7,060
	89,747	93,642

管理層之討論及分析

業績檢討及展望

截至二零零二年六月三十日止之六個月，集團之營業額及除稅前溢利分別為港幣486,000,000元及港幣41,000,000元，相比去年同期港幣542,000,000元及港幣76,000,000元，分別下跌10%及46%。儘管香港建材業務仍為集團盈利貢獻的主要組成部份，而管理層亦不斷致力控制營運成本，但香港業務的盈利還是持續受影響。原因是本地公營及私營地產和基建發展經歷持續放緩，因而影響本地建材市場需求和價格。

本集團現有訂單水平較去年同期為低。不過，在現時之市況下，本集團認為情況仍令人滿意。

至於中國建材業務的整體貢獻，相比去年同期則有卓越增長。在上海的業績持續比預期理想，隨著預拌混凝土市場之增長，本集團預料上海業務的貢獻會繼續上升。至於廣州，由於市場競爭持續，整體表現跟去年一樣未如理想。

科技投資方面，本集團一直在現有的策略投資範疇內，以審慎態度探尋可在中長期為集團帶來滿意回報之投資機會並分散投資風險。

集團為了迎接內地之龐大商機，已宣佈投資額達港幣500,000,000元之發展計劃。集團的擴展主要集中於加強上海市場發展，擴大產品系列和開拓北京及其他主要城市的商機。集團有信心上述之發展項目最終會帶來滿意的回報。

流動資金及財務資源

本集團之財務狀況於期內繼續增強。於二零零二年六月三十日，股東權益由二零零一年十二月三十一日之港幣1,358,000,000元增加百分之零點四至港幣1,364,000,000元，集團總資產則達港幣1,747,000,000元，與二零零一年十二月三十一日之港幣1,505,000,000元，增加了百分之十六。

本集團之流動資金狀況保持在充裕水平，有足夠的現金及銀行信貸以應付承擔、營運資金及未來資產收購之需求。

負債比率

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零二年六月三十日及二零零一年十二月三十一日，本集團沒有實質負債。

庫務政策

本集團採取保守之庫務政策，所有存款以港幣、美元或以附屬公司之本地貨幣為主，故此，外滙風險維持在極低水平。

本集團並無投資於與集團財務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣239,974,000元（二零零一年十二月三十一日：港幣247,981,000元）的房地產已抵押予不同銀行作為對集團信貸的擔保及廠場機器抵押予銀行作為對集團信貸的擔保已於二零零二年六月三十日贖回（二零零一年十二月三十一日：港幣111,398,000元）。

或然負債

本公司已就若干附屬公司取得之信貸額港幣299,460,000元（二零零一年十二月三十一日：港幣295,893,000元）向銀行出具擔保。於二零零二年六月三十日已動用之信貸額為港幣154,840,000元（二零零一年十二月三十一日：港幣205,283,000元）。

僱員及薪酬政策

本集團在香港及內地僱員總人數超過1,200人（不包括聯營公司及共同控制實體）。本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套，包括為行政人員設立之認股權計劃。

股本

本公司於截至二零零二年六月三十日止之六個月內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份。

審核委員會

集團截至二零零二年六月三十日止六個月之中期報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，經已由審核委員會審閱。該審核委員會有定期會議，每年至少舉行兩次。

暫停辦理登記手續

本公司將於二零零二年十月七日至二零零二年十月十一日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零二年十月四日下午四時前送達香港皇后大道東183號合和中心17樓1712-1716室本公司於香港之股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零二年六月三十日止之六個月內，一直遵守香港聯合交易所有限公司所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，惟於特別情況下，可獲委任額外三年任期。

刊載進一步資料

載列香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第46(1)至46(6)段所規定之全部資料之業績公佈，將於稍後時間在本公司及聯交所網頁上登載。集團未經審核之中期財務報表已經由本公司之核數師羅兵咸永道會計師事務所審閱，核數師之審閱報告將包括在致股東之中期報告內。

承董事會命
公司秘書
温鉅南

香港，二零零二年九月十八日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓
網址：www.kwcml.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your Shares in K. Wah Construction Materials Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

Granting of Guaranteed Unsecured Revolving Loan Facility by Brighten Lion Limited, an indirect wholly-owned subsidiary of K. Wah Construction Materials Limited, to Great Place Developments Limited, an indirect wholly-owned subsidiary of K. Wah International Holdings Limited

Financial adviser to K. Wah Construction Materials Limited



EQUITAS CAPITAL LIMITED

Independent financial adviser to the Independent Board Committee of K. Wah Construction Materials Limited



Somerley Limited

A letter from the board of Directors of K. Wah Construction Materials Limited is set out on pages 4 to 10 of this circular. A letter from the Independent Board Committee of K. Wah Construction Materials Limited containing its advice to Independent Shareholders is set out on pages 11 to 12 of this circular. A letter from Somerley Limited, the independent financial adviser, containing its advice to the Independent Board Committee of K. Wah Construction Materials Limited is set out on pages 13 to 22 of this circular.

A notice convening an extraordinary general meeting of K. Wah Construction Materials Limited to be held on Thursday, 22nd August, 2002 at Picasso Room, Basement 1, Grand Stanford Inter-Continental Hong Kong, 70 Mody Road, Tsimshatsui East, Kowloon, Hong Kong at 11:15 a.m. is set out on pages 30 to 31 of this circular. Whether or not you are able to attend, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event no later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting (or at any adjourned meeting thereof) should you so wish.

5th August, 2002

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Agreement"	the conditional agreement dated 22nd July, 2002 entered into between, Great Place and Brighten Lion in relation to the Facility
"associate(s)"	shall have the meaning ascribed to it in the Listing Rules
"Board"	board of Directors
"Brighten Lion"	Brighten Lion Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of the Company
"Company" or "KWCM"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong, the shares of which are listed and dealt in on the Stock Exchange
"Completion"	completion of the Transaction
"connected person"	a director, chief executive or substantial shareholder of a listed company or its subsidiaries or their respective associates
"Consolidated Total Net Borrowings"	the aggregate of all the liabilities in respect of financial indebtedness of the KWIH Group (determined on a consolidated basis in accordance with generally accepted accounting principles and practices in Hong Kong) but deducting any cash in hand or at bank belonging to the KWIH Group
"Director(s)"	the director(s) of the Company
"EGM"	an extraordinary general meeting of the Company to be convened to approve, amongst other things, the Agreement and the transactions contemplated therein or any adjournment of such extraordinary general meeting
"Equitas"	Equitas Capital Limited, an exempt dealer and an exempt investment adviser under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), the financial adviser to the Company
"Facility"	the guaranteed unsecured revolving loan facility granted by Brighten Lion to Great Place pursuant to the terms of the Agreement

"Great Place"	Great Place Developments Limited, a limited company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of KWIH
"Group" or "KWCM Group"	the Company and its subsidiaries
"Guarantee"	guarantee and indemnity from KWIH in favour of Brighten Lion in respect of the obligations of Great Place under the Agreement
"HIBOR"	Hong Kong interbank offered rates per annum for Hong Kong dollar deposits quoted on the Reuters screen and calculated pursuant to the Facility
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	an independent committee of the board of Directors (comprising Messrs. Moses Cheng Mo Chi and Yip Hing Chung, each being an independent non-executive Director) which has been established to advise the Independent Shareholders in respect of the Transaction
"Independent Shareholders"	shareholders of the Company (other than the Lui Family and their associates) who are entitled to attend and vote at the EGM on the Agreement and the transactions contemplated therein
"KWIH"	K. Wah International Holdings Limited, a company incorporated in Bermuda, the shares of which are listed and dealt in on the Stock Exchange
"KWIH Director(s)"	the director(s) of KWIH
"KWIH Group"	KWIH and its subsidiaries (including, unless the context requires otherwise, the Group)
"KWIH Independent Shareholders"	shareholders of KWIH (other than the Lui Family and their associates) who are entitled to attend and vote at the SGM on the Agreement and the transactions contemplated therein
"KWIH Share(s)"	share(s) of HK$0.10 each in the share capital of KWIH
"Latest Practicable Date"	2nd August, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"Lui Family"	Dr. Lui Che Woo *(the Chairman of the Company)*, Mr. Francis Lui Yiu Tung *(the Managing Director)* and Mrs. Paddy Tang Lui Wai Yu *(an Executive Director)*
"PRC" or "China"	the People's Republic of China
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Securities Ordinance"	Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
"SGM"	a special general meeting of KWIH to be convened to approve, amongst other things, the Agreement and the transactions contemplated therein or any adjournment of such special general meeting
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of shares in the capital of the Company
"Somerley"	Somerley Limited, a registered investment adviser and an exempt dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiaries"	shall have the meaning ascribed to it by section 2(4) of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Transaction"	the transaction contemplated under the Agreement
"HK$"	Hong Kong dollars



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD *(Chairman)*
Francis Lui Yiu Tung
(Deputy Chairman and Managing Director)
Albert To Tak Pui
Paddy Tang Lui Wai Yu

Non-executive Directors:
Dr. Chan Nai Keong, CBE, JP
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, OBE, JP*
Yip Hing Chung, MBE, JP*

* *Independent non-executive Directors*

Registered Office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

5th August, 2002

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

Granting of Guaranteed Unsecured Revolving Loan Facility by Brighten Lion Limited, an indirect wholly-owned subsidiary of K. Wah Construction Materials Limited, to Great Place Developments Limited, an indirect wholly-owned subsidiary of K. Wah International Holdings Limited

1. INTRODUCTION

It was jointly announced by the Company and KWIH on 22nd July, 2002 that Great Place and Brighten Lion had entered into the Agreement on that day pursuant to which Brighten Lion has conditionally agreed to grant the Facility in the maximum amount of HK$330 million to Great Place on the terms summarised herein below.

Equitas has been appointed as the financial advisers to your Company in connection with the Transaction.

As at the Latest Practicable Date, the Company was owned indirectly as to about 67.7% by KWIH. Accordingly, the Transaction constitutes a connected transaction for each of the Company and KWIH. The Agreement is conditional upon, amongst other things, (i) the approval of the Independent Shareholders at the EGM; and (ii) the approval of the KWIH Independent Shareholders at the SGM. The Independent Board Committee has been established for the purpose of considering the Transaction and making recommendation to the Independent Shareholders as to the fairness and reasonableness of the terms of the Agreement and as to the manner the Independent Shareholders should vote at the EGM. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee in this regard.

The purpose of this circular is to provide you with further information on the Agreement and the Transaction, to set out the letter of advice of the Independent Board Committee and the letter of advice of Somerley and to give you notice of the EGM whereat the approval of the Independent Shareholders for the Agreement and the Transaction will be sought.

2. THE AGREEMENT

Date : 22nd July, 2002

Parties to the Agreement :

Borrower	:	Great Place
Guarantor	:	KWIH
Lender	:	Brighten Lion

Principal terms of the Facility

Pursuant to the Agreement, Brighten Lion has conditionally agreed to grant the Facility, which is unsecured, to Great Place on the following principal terms:

1. Facility amount: principal amount of up to a maximum of HK$330 million revolving loan facility

2. Facility term:
   (i) if, not less than 2 months prior to the First Maturity Date (as defined below), either party to the Agreement serves a written notice ("First Maturity Notice") on the other stipulating that the Facility is to be terminated on the 3rd anniversary ("First Maturity Date") of the date of the First Drawdown (as defined in Clause 4 below), the term of the Facility will be three years from date of First Drawdown; or

		(ii) if Brighten Lion exercises its right pursuant to Clause 6 (ii) below, the Facility term will be four years maturing on the 4th anniversary of the date of the First Drawdown; or
		(iii) if neither the First Maturity Notice nor the Early Expiry Notice (as defined in Clause 6 (ii) below) is served, the Facility will automatically be extended for two years from the First Maturity Date
3.	Availability period:	the period commencing on the date on which the Agreement becomes unconditional and ending on the Date of Final Repayment (as referred to in Clause 6 below); notwithstanding this provision and other terms in the Agreement, Brighten Lion will have the right after the First Maturity Date to serve a notice on Great Place requiring it to drawdown all or part of the undrawn and uncancelled portion of the Facility within 3 months of the date of such notice, failing which the undrawn and uncancelled portion of the Facility as at the end of the said 3 month period shall be automatically cancelled and shall not be available for borrowing
4.	Drawdown:	a drawing must be made within two months from the date on which the Agreement becomes unconditional and the first drawing of the Facility ("First Drawdown") shall be for a minimum of HK$50 million; further drawings may be made by Great Place under the Facility (up to an aggregate of HK$330 million) at any time within the Availability Period
5.	Repayment:	subject to the date of Final Repayment as referred to in Clause 6 below, every drawing under the Facility must be repaid in full on the last day of the interest period applicable to that drawing which shall be for a duration of 3 months
6.	Date of Final Repayment:	being (as the case may be): (i) the First Maturity Date if a First Maturity Notice is served by any party to the Agreement; or

(ii) the fourth anniversary of the date of First Drawdown (the "Early Expiry Date") if Brighten Lion serves a notice (the "Early Expiry Notice") on Great Place demanding repayment of all amounts owing by Great Place under the Facility on the fourth anniversary of the date of the First Drawdown, and such notice is served not less than 2 months prior to the Early Expiry Date; or

(iii) the fifth anniversary of the date of the First Drawdown if the First Maturity Notice and the Early Expiry Notice have not been served by the relevant party

7. Interest rate: interest payable every three months in arrears at the rate equal to three months HIBOR plus 2.38% per annum

8. Fee: a front end fee calculated at 0.36% of the maximum amount of the Facility is payable by Great Place to Brighten Lion on the date on which the Agreement becomes unconditional

9. Default interest: three month HIBOR plus 4% per annum

10. Guarantee: guarantee and indemnity from KWIH in favour of Brighten Lion in respect of the obligations of Great Place under the Agreement

11. Financial undertakings: Great Place and KWIH have undertaken to ensure that, before any drawing under the Facility has been fully repaid,

(i) the consolidated net tangible assets of the KWIH Group at any time is not less than HK$1,500 million; and

(ii) the Consolidated Total Net Borrowings of the KWIH Group shall not at any time exceed 150% of its consolidated net tangible assets plus any amount attributable to minority interests

Conditions of the Agreement

The Agreement is conditional upon the fulfillment of the following conditions:

1. the approval of the Independent Shareholders at the EGM for the Agreement and the Transaction;

2. the approval of the KWIH Independent Shareholders at the SGM for the Agreement and the Transaction; and

3. completion and delivery of the Guarantee to be given by KWIH in favour of Brighten Lion and certain other documentation principally relating to the constitutional documents of Great Place and KWIH and other procedural matters in a form acceptable to Brighten Lion.

If any of the conditions of the Agreement is not fulfilled in accordance with the Agreement on or before 30th September, 2002 (or such later date as may be agreed by the parties to the Agreement), the Agreement shall terminate whereupon none of the parties thereto shall have any rights or claims against or owing to the other under the Agreement except in respect of those arising from any antecedent breaches or pursuant to certain provisions in the Agreement.

Determination of the terms of the Facility

The Agreement has been entered into on normal commercial terms after arms length negotiations between the parties thereto. In particular, the interest margin of 2.38% over HIBOR has been determined by reference to the interest rates charged by local banks for similar unsecured borrowings after taking into account the revolving nature and the term of the Facility.

3. REASONS FOR THE TRANSACTION

The Group is principally engaged in the production, sale and distribution of construction materials and the operation of quarries in Hong Kong and mainland China.

The Group has recorded satisfactory financial results in recent financial years and has been able to generate positive cash flow and accumulate substantial cash resources from its operations. In the year ended 31st December, 2001, the Group recorded net profit attributable to Shareholders of HK$112.8 million (as compared to HK$166.3 million for the year ended 31st December, 2000 and HK$143.5 million for the nine months ended 31st December, 1999). The reduced profit for the year ended 31st December, 2001 due to the soft construction market conditions in Hong Kong has been partly compensated by the increased profit from operations in mainland China, particularly in Shanghai, and interest income of approximately HK$25.4 million generated from the investment in a note instrument issued by KWIH (which was fully redeemed in June, 2002 prior to maturity). The Directors expect that the restructuring of the Hong Kong economy will take time to materialise and that contributions from the Hong Kong operation would, in the meantime, be further reduced before recovery. To enhance its future profitability, the Group will, in the long run, continue to explore suitable investment opportunities to expand its product range and business presence in major cities in mainland China in the light of a favourable market outlook arising from mainland China's entry to WTO and the commencement works for Beijing's 2008 Olympics.

The Directors consider that, in the absence of any imminent investment targets requiring immediate use of cash resources, the granting of the Facility to the KWIH Group represents a profitable opportunity for the Group to utilise its spare cash resources to generate a reasonable medium-term yield when compared to market. To the extent that the Facility is drawn down and utilised, the Group will earn interest on its spare cash resources at a rate which is 2.38% per annum in excess of the rate offered by local banks for three month deposits.

As at 30th June, 2002, the Group had cash holdings in excess of HK$580 million. The Facility to be provided by Brighten Lion to Great Place pursuant to the Agreement will be funded from the internal resources of the Group.

4. EXTRAORDINARY GENERAL MEETING

The EGM will be held on Thursday, 22nd August, 2002 at Picasso Room, Basement 1, Grand Stanford Inter-Continental Hong Kong, 70 Mody Road, Tsimshatsui East, Kowloon, Hong Kong at 11:15 a.m. for the purpose of considering and, if thought fit, passing the ordinary resolution to approve the Agreement and the Transaction. The notice of the EGM is set out on pages 30 to 31 of this circular.

The Lui Family, as controlling shareholders of the Company (through their controlling interest in KWIH), are deemed to be interested in the Transaction. Accordingly, the Lui Family and their associates will abstain from voting to approve the Agreement and the Transaction at the EGM.

A form of proxy for use in connection with the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the registered office of the Company in Hong Kong at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong as soon as possible and in any event no later than 48 hours before the time appointed for holding the EGM (or any adjourned meeting thereof). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM (or any adjourned meeting thereof) should you so wish.

5. THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee has been established for the purpose of considering the Transaction and making recommendation to the Independent Shareholders as to the fairness and reasonableness of the terms of the Agreement and as to the manner the Independent Shareholders should vote at the EGM. As Dr. Charles Cheung Wai Bun is also a director of KWIH, he has not been included as a member of the Independent Board Committee established for the Transaction.

Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee in this regard.

6. RECOMMENDATION

Your attention is drawn to the Letter from the Independent Board Committee containing its advice regarding the Transaction set out on pages 11 to 12 of this circular. The Independent Board Committee, having taken into account the advice of Somerley, the text of which is set out on pages 13 to 22 of this circular, considers that the Transaction is in the interests of the Company and the Shareholders taken as a whole and the terms of the Agreement are fair and reasonable so far as the Independent Shareholders are concerned, and recommends the Independent Shareholders to vote in favour of the ordinary resolution which will be proposed at the EGM to approve the Agreement and the Transaction.

For the reasons stated in the section headed "Reasons for the Transaction" above, your Directors (other than members of the Independent Board Committee) consider that the Transaction is in the interests of the Company and the Shareholders taken as a whole and the terms and conditions of the Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, your Directors (other than members of the Independent Board Committee) recommend that the Independent Shareholders vote in favour of the ordinary resolution which will be proposed at the EGM to approve the Agreement and the Transaction.

7. FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board of
K. Wah Construction Materials Limited
Dr. Lui Che Woo
Chairman



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

5th August, 2002

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

Granting of Guaranteed Unsecured Revolving Loan Facility by Brighten Lion Limited, an indirect wholly-owned subsidiary of K. Wah Construction Materials Limited, to Great Place Developments Limited, an indirect wholly-owned subsidiary of K. Wah International Holdings Limited

We refer to the circular to the Shareholders dated 5th August, 2002 (the "Circular"), in which this letter is reproduced. Unless the context requires otherwise, terms defined in the Circular shall have the same meanings in this letter.

Details of the Agreement and the Transaction are contained in the Letter from the Board set out on pages 4 to 10 of the Circular. Under the Listing Rules, the Transaction constitutes a connected transaction for the Company.

We have been appointed by the Board to advise the Independent Shareholders on whether the terms of the Agreement and the Transaction are fair and reasonable so far as the Independent Shareholders are concerned.

Your attention is drawn to the letter of advice from Somerley set out on pages 13 to 22 of the Circular. We have noted the letter and the advice contained therein and have considered, amongst others, the principal factors and reasons taken into account by Somerley. We have also considered the various factors and reasons contained in the Letter from the

Board set out on pages 4 to 10 of the Circular. In our opinion, the terms of the Agreement are fair and reasonable so far as the Independent Shareholders are concerned and the Transaction is in the interests of the Company and the Shareholders taken as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Agreement and the Transaction.

Yours faithfully,
For and on behalf of the Independent Board Committee of
K. Wah Construction Materials Limited
Moses Cheng Mo Chi **Yip Hing Chung**
Independent Non-Executive Directors

Set out below is the text of a letter of advice prepared by Somerley for the purpose of inclusion in this circular, which sets out its advice to the Independent Board Committee regarding the Agreement and the Transaction.



Somerley Limited
Suite 3108
One Exchange Square
8 Connaught Place
Central
Hong Kong

The Independent Board Committee
K. Wah Construction Materials Limited
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

5th August, 2002

Dear Sirs,

CONNECTED TRANSACTION

Granting of guaranteed unsecured revolving loan facility by Brighten Lion Limited, an indirect wholly-owned subsidiary of K. Wah Construction Materials Limited, to Great Place Developments Limited, an indirect wholly-owned subsidiary of K. Wah International Holdings Limited

We refer to our appointment to advise the Independent Board Committee as regards the terms of the Agreement involving the grant of the Facility by Brighten Lion to Great Place. Details of the Agreement are set out in the letter from the Board contained in the circular of the Company dated 5th August, 2002 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings in this letter unless the context of this letter otherwise requires.

As at the Latest Practicable Date, KWCM was held indirectly as to approximately 67.7 per cent. by KWIH. Accordingly, KWIH is considered to be a connected person of KWCM. The Transaction therefore constitutes a connected transaction of KWCM under Rule 14.26(6)(a) of the Listing Rules and is subject to the approval by the Independent Shareholders at the EGM. The Independent Board Committee has been established to consider the terms of the Transaction and to advise the Independent Shareholders in this connection.

In formulating our advice, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of KWCM and have assumed that the information, facts and opinion made to us are true and accurate. We have also sought and received confirmation from the Directors that no material factors have been omitted from the information supplied and opinions expressed. We consider that the information we have received is sufficient for us to reach an informed view and have no reason to believe that any material information has been withheld, or doubt the truth or accuracy of the information provided. We have not, however, conducted an independent investigation into the affairs of the Group. We have also assumed that the statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate as at the respective dates of the Circular and holding of the EGM.

PRINCIPAL FACTORS TAKEN INTO ACCOUNT

In arriving at our advice to the Independent Board Committee with regard to the Agreement, we have taken into account the following principal factors:

1. **Background to the grant of the Facility**

The Group is principally engaged in the production, sale and distribution of construction materials and the operation of quarries in Hong Kong and the mainland China.

In recent financial years, the Group has recorded satisfactory results and has been able to generate positive cash flow and accumulate substantial cash resources from its operations. For the nine months ended 31st December, 1999 and each of the two years ended 31st December, 2000 and 2001, the Group recorded audited profit attributable to Shareholders of approximately HK$143.5 million, HK$166.3 million and HK$112.8 million respectively. The reduced profit attributable to Shareholders for the year ended 31st December, 2001 due to the soft construction market conditions in Hong Kong has partly been compensated by the increased profit from operations in the PRC, particularly, in Shanghai, and the pre-tax interest income of approximately HK$25.4 million generated from the investment in a note instrument issued by KWIH (which was fully redeemed in June, 2002 prior to maturity). The Directors expect the restructuring of the Hong Kong economy will take time to materialise and that contributions from the Hong Kong operation would, in the meantime, be further reduced before recovery. In order to enhance its future

profitability, the Group will, in the long run, continue to explore suitable investment opportunities to expand its product range and business presence in major cities in the PRC in light of a favourable market outlook arising from China's entry to WTO and the commencement works for Beijing's 2008 Olympics.

In view of the aforesaid expansion strategy, the Directors consider that it would not be in the long term interest of the Group to decapitalise KWCM by distributing surplus cash to the Shareholders which would reduce the cash resources available for future investment by the Group as and when suitable opportunities arise. In the absence of any imminent new investment targets identified and with a view to generating reasonable return to the Group while allowing flexibility in the allocation of resources, the Directors consider it appropriate for the Group to invest the cash reserves which are surplus to its present need in money market instruments with a medium term.

In contemplating the grant of the Facility, the Directors consider that as KWCM is engaged in the construction materials industry, they have sufficient experience and knowledge to assess the risks of the property market in Hong Kong in which KWIH principally operates. In light of the fact that KWIH is an established listed property development company in Hong Kong, the Directors believe that they are in a position to evaluate the financial position of KWIH and the credit risks associated with the Facility. Having considered this factor and the expected yield of the Facility as compared to the yield from money market deposits currently obtained by the Group as discussed below, the Directors are of the view, with which we concur, that the grant of the Facility represents a profitable opportunity for the Group to utilise its financial resources to generate a reasonable yield when compared to market.

2. **Terms of the Facility**

Your attention is drawn to the section headed "Principal terms of the Facility" set out in the letter from the Board on pages 5 to 7 of the Circular. In assessing whether the terms of the Facility are fair and reasonable, we have given particular regard to the following principal terms:

Maturity

The Facility will initially mature in three years from the date of first drawdown of the Facility by Great Place (the "First Drawdown"), which will be made in the minimum amount of HK$50 million within two months from the date on which the Agreement becomes unconditional. Unless the party to the Agreement serves the First Maturity Notice to the other on or before two months prior to the third anniversary of the date of the First Drawdown (the "First Maturity Date"), the Facility will automatically be extended for a further two years from the First Maturity Date, subject to Brighten Lion's right of calling for early expiry or termination as described below.

Brighten Lion may request for early expiry of the Facility on the fourth anniversary of the date of the First Drawdown by serving a 2-month notice to Great Place prior to the Early Expiry Date. In addition, Brighten Lion will have the right after the First Maturity Date to serve a notice on Great Place requiring it to drawdown all or part of the undrawn and uncancelled portion of the Facility within three months of the date of such notice, failing which the undrawn or uncancelled portion of the Facility as at the end of the said three-month period shall be automatically cancelled and shall not be available for borrowing.

As discussed above, although there is no imminent investment project identified by the Group that would require use of cash resources on a short term basis, it would not be in the interest of the Group to tie up its financial resources in a long term instrument and that it would be appropriate to invest the Group's surplus cash resources in a medium-term instrument such as the Facility.

Interest and fee

The Facility will bear interest at 2.38 per cent. per annum over three-month HIBOR on the outstanding principal amount calculated on a daily basis and is payable by Great Place every three months in arrears. A front-end fee of 0.36 per cent. of the maximum amount of the Facility is payable by Great Place to Brighten Lion on the date on which the Agreement becomes unconditional. Accordingly, the annual yield of the Facility (refers to the annual interest rate plus front-end fee amortised over the fixed term of the Facility) would be 2.5 per cent. over three-month HIBOR.

For the purpose of assessing whether the yield of the Facility is fair and reasonable, we have identified, as set out in the tables below, the note/debt issues by other listed companies in Hong Kong during the past twelve months from publicly available sources and have compared the yield of these issues with that of the Facility. For this purpose, we have selected issues in Hong Kong dollars with principal amounts up to HK$1,000,000,000 and issues with maturity period up to five years, but excluded issues with equity-linked features, such as convertible notes, and issues by financial institutions and infrastructure/public utilities companies.

Table I — Properties related companies

Borrower/Guarantor	Launch date	Maturity date	Amount *(in HK$ million)*	All-in yield *(Note)*	Issue type
Hang Lung Group Limited	August, 2001	August, 2004	500	HIBOR+0.53%	Term loan
Hang Lung Group Limited	August, 2001	August, 2005	500	HIBOR+0.51%	Revolver line
Sino Land Company Limited	September, 2001	September, 2006	500	HIBOR+0.67%	Secured term loan/revolver line
Cheung Kong (Holdings) Limited	April, 2002	April, 2005	550	5.25%	Fixed rate bond
The Wharf (Holdings) Limited	June, 2002	June, 2004	300	3.68%	Fixed rate bond
The Wharf (Holdings) Limited	June, 2002	June, 2005	300	4.36%	Fixed rate bond
Chevalier International Holdings Limited	June, 2002	June, 2007	350	HIBOR+0.72%	Revolver/term loan

Mean (average of all-in yield) for fixed rate issues	4.43%
Median (mid point of all-in yield) for fixed rate issues	4.36%
Mean (average of all-in yield) for floating rate issues	HIBOR+0.61%
Median (mid point of all-in yield) for floating rate issues	HIBOR+0.60%

Table II — Other companies

Borrower/Guarantor	Launch date	Maturity date	Amount *(in HK$ million)*	All-in yield *(Note)*	Issue type
Orient Power Holdings Limited	July, 2001	July, 2004	100	HIBOR+1.97%	Unsecured term loan
Kingboard Chemical Holdings Limited	September, 2001	September, 2004	600	HIBOR+1.24%	Unsecured term loan
Peace Mark (Holdings) Limited	November, 2001	November, 2004	200	HIBOR+2.05%	Unsecured term loan
Yue Fung International Group Holding Limited	January, 2002	January, 2005	80	HIBOR+2.25%	Term loan
Golik Holdings Limited	January, 2002	January, 2005	75	HIBOR+2.25%	Term loan
Liu Chong Hing Investment Limited	January, 2002	January, 2005	475	HIBOR+1.63%	Unsecured term loan
CEC International Holdings Limited	January, 2002	January, 2005	100	HIBOR+2.5%	Term/revolver line
U-Right International Holdings Limited	April, 2002	April, 2005	130	HIBOR+1.7%	Term loan
Ngai Lik Industrial Holdings Limited	May, 2002	May, 2006	210	HIBOR+1%	Revolver line/term loan

Mean (average of all-in yield) for floating rate issues	HIBOR+1.84%
Median (mid point of all-in yield) for floating rate issues	HIBOR+1.97%

All companies

Mean (average of all-in yield) for fixed rate issues	4.43%
Median (mid point of all-in yield) for fixed rate issues	4.36%
Mean (average of all-in yield) for floating rate issues	HIBOR+1.46%
Median (mid point of all-in yield) for floating rate issues	HIBOR+1.63%

Source: Basis Point

Note: All-in yield refers to the annual coupon rate of the issues plus front-end fee, if any, amortised over the fixed term of the issues but excludes commitment fee, if any, as we are not in a position to ascertain the basis on which such fee is charged by the lender.

While we appreciate that the above notes/debt issues are not necessarily entirely comparable with the Facility given the differences in (i) the credit rating and market capitalisation of the issuers; (ii) the size of the issues; (iii) the repayment or redemption feature; (iv) the maturity period; and (v) the availability of securities, we note that, with the exception of 1 issue with yield of 2.5 per cent. over HIBOR, the all-in yield of the Facility is higher than the yield of all other floating rate note/debt issues by other listed companies in the past twelve months identified by us, which range from 0.51 per cent. to 2.25 per cent. over HIBOR. On the basis of the three-month HIBOR of approximately 1.77 per cent. as at the Latest Practicable Date, the all-in yield of the Facility is approximately 4.27 per cent. and is within range of the yield of those fixed rate notes issued by other listed companies in the past twelve months identified by us, which range from 3.68 per cent. to 5.25 per cent. In addition, the all-in yield of the Facility is higher than the mean and median of the yield of the floating rate issues by other listed companies in the past twelve months identified by us of 1.46 per cent. and 1.63 per cent over HIBOR respectively, and is comparable to the mean and median of the yield of the fixed rates issued by other listed companies in the past twelve months identified by us of 4.43 per cent. and 4.36 per cent. respectively.

Covenants

Great Place and KWIH have agreed to observe certain covenants before any drawing under the Facility has been fully repaid, which include: (i) the level of consolidated net tangible assets of the KWIH Group shall not at any time be less than HK$1,500 million; and (ii) the Consolidated Total Net Borrowings of the KWIH Group shall not at all time exceed 150% of its consolidated net tangible assets plus any amount attributable to minority interests.

We consider that these covenants are common features of loan facility of this kind and serve to protect the interest of Brighten Lion as lender. We understand that covenants of similar nature are also imposed on the KWIH Group by other banks or financial institutions which have extended unsecured facilities to the KWIH Group, except that the above covenants are less restrictive in terms of the maximum gearing level of the KWIH Group. In this respect, the all-in price for those more restrictive and unsecured facilities currently available to the KWIH Group is lower than that of the Facility. We consider that the credit risk associated with the less restrictive covenants of the Facility has been reflected in the interest rate of the Facility.

3. **Credit risk associated with the Facility**

Industry risk

The Facility to be granted to Great Place is unsecured and guaranteed by KWIH. As discussed above, the Facility carries a relatively higher yield than most of the debt/note issues of listed companies in Hong Kong in the past twelve months identified by us. For the purpose of our assessment of the credit risk of the Facility, we have sought to compare the all-in yield of the Facility with the yield of those issues made by listed property related companies (as set out in table I on page 17 of the Circular), which presumably will bear a similar level of industry risk as KWIH.

The yield of the issues by other listed property companies in the past twelve identified by us range from 0.51 per cent. to 0.72 per cent. over HIBOR for floating rate issues (with mean and median of 0.61 per cent. and 0.60 per cent. over HIBOR respectively) and from 3.68 per cent. to 5.25 per cent. (with mean of 4.43 per cent. and median of 4.36 per cent.) for fixed rate issues. The all-in yield of the Facility is higher than the yield of all the floating rate issues by other listed property companies, and is within range and comparable to the mean and median of the yield of the fixed rate issues by other listed property companies on the basis of the three-month HIBOR of 1.77 per cent. as at the Latest Practicable Date. We consider that the yield of the Facility, taking into account the less restrictive covenants as discussed above, the market capitalisation of KWIH and other features of the Facility, represents a reasonable return to the Group.

Financial position of the KWIH Group

We have reviewed the financials of the KWIH Group and note that, based on the audited accounts of the KWIH Group as at 31st December, 2001, the KWIH Group has a gearing ratio (calculated on the basis of net debt to shareholders' fund) of around 0.59. The gearing ratio would be approximately 0.60 if both the bank loans and cash balances of the Group is excluded from the KWIH Group. The drawdown of the Facility by Great Place will have a neutral effect on the pro forma gearing position of the KWIH Group (excluding the Group and without taking into account any cash flow and/or actual earnings of the KWIH Group since 31st December, 2001). We have also reviewed and discussed with the management of KWIH the cash flow projection of the KWIH Group (excluding the Group) over the initial three-year term of the Facility. Based on the said cash flow projection and taking into account the banking facilities currently available to the KWIH Group (excluding the Group) and the gearing position of the KWIH Group as discussed above, we consider that the quarterly payment of interests on the Facility and the repayment of the principal of the Facility are within the capacity of the KWIH Group to finance.

4. **Effect of the grant of the Facility on the Group**

Cashflow

The Facility will be funded from internal resources of the Group. We have discussed and reviewed with the Directors the cash flow projection of the Group for the period up to and including the First Maturity Date, and are of the view that the grant of the Facility would not have material adverse effect on the Group's cash flow position.

Financial position

Based on the audited financial statements of KWCM, the KWCM Group has a net cash position as at 31st December, 2001. As at the Latest Practicable Date, the KWCM Group has cash and bank balances of over HK$580 million. The Facility will be funded by utilising the internal resources of the Group. On the basis of the audited accounts of the Group as at 31st December, 2001 and taking into account the early redemption of the note instrument by KWIH in June, 2002 but without taking into account the other cash flow and/or actual earnings of the Group since 31st December, 2001, it is estimated that the Group will have a gearing ratio of approximately 0.03 upon full drawdown of the Facility by Great Place, which we consider to be a comfortable level in light of the cash flow projection of the Group during the availability period of the Facility.

Profitability

On the basis that the Facility is fully drawn by Great Place and an all-in yield for the Facility of 2.5 per cent. over three-month HIBOR of approximately 1.77 per cent. as at the Latest Practicable Date, the Facility will generate approximately HK$11.8 million after-tax interest income for the Group each year during the term of the Facility, which represents about 10.5 per cent. of the profit attributable to Shareholders of HK$112.8 million for the year ended 31st December, 2001. It is not possible to predict the expected return on investment projects that may be identified by the Group instead of the grant of the Facility. However, on the basis of the current average money market deposit rates for Hong Kong dollar deposits obtained by the Group of approximately 1.6 per cent. per annum (which means that approximately HK$5.3 million non-taxable interest income will be generated each year if the HK$330 million cash resources are to be placed as money market deposit instead of providing the Facility) and the current borrowing cost for Hong Kong dollar loans of the Group ranging from 0.5 per cent. to 0.6 per cent. over HIBOR per annum, we consider that the grant of the Facility would represent a profitable investment opportunity for the Group. We also consider that the grant of the Facility would enhance the profitability of the Group, in particular during the period when contribution from the Group's operations in Hong Kong is expected to further reduce before recovery in the construction market materialises.

ADVICE

Having considered the above principal factors and reasons, we are of the opinion that the Transaction is in the interests of KWCM and the Shareholders as a whole and the terms of the Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Agreement and the Transaction.

Yours faithfully,
For and on behalf of
SOMERLEY LIMITED
Mei H. Leung
Managing Director

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

SHARE CAPITAL

The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised	*HK$*
3,888,000,000 Shares	388,800,000.00
Issued	
1,239,654,969 Shares	123,965,496.90

The Shares in issue rank pari passu in all respects, including in particular as to dividends, voting rights and capital.

DISCLOSURE OF INTERESTS

(a) Interests of Directors

As at the Latest Practicable Date, the interests of the Directors in the share capital of the Company and its associated corporations (within the meaning of the SDI Ordinance) which were required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under section 31 of or Part I of the Schedule to the SDI Ordinance) or which were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or which

were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

(i) **The Company**

	Number of Shares held				
	Personal interests	Family interests	Corporate interests	Other interests	Total
Lui Che Woo	7,468,344	1,389,650	71,009,170[1]	842,834,297[2]	922,701,461
Francis Lui Yiu Tung	2,822	—	—	842,834,297[2]	842,837,119
Albert To Tak Pui	—	—	—	—	—
Paddy Tang Lui Wai Yu	1,861,906	—	—	842,834,297[2]	844,696,203
Chan Nai Keong	55,576	—	—	—	55,576
Charles Cheung Wai Bun	1,810	—	—	—	1,810
Moses Cheng Mo Chi	—	—	—	—	—
Yip Hing Chung	180,033	—	—	—	180,033

(ii) **KWIH**

	Number of KWIH Shares held				
	Personal interests	Family interests	Corporate interests	Other interests	Total
Lui Che Woo	248,631	6,747,465	32,538,830[3]	1,173,571,928[2]	1,213,106,854
Francis Lui Yiu Tung	379,804	—	—	1,173,571,928[2]	1,173,951,732
Albert To Tak Pui	—	—	—	—	—
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,173,571,928[2]	1,178,211,094
Chan Nai Keong	169,610	—	—	—	169,610
Charles Cheung Wai Bun	7,239	—	—	—	7,239
Moses Cheng Mo Chi	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—

Notes:

(1) 71,009,170 Shares were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

(2) *KWIH, through a wholly-owned subsidiary, was interested in 839,098,738 Shares representing more than one-third of the issued share capital of the Company. In addition, a discretionary trust was interested in 3,735,559 Shares. 1,173,571,928 KWIH Shares representing more than one-third of its issued share capital were held by discretionary trusts. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu, as discretionary beneficiaries under the trusts are deemed under the SDI Ordinance to be interested in those Shares held by the trusts and in those Shares in which KWIH was interested as aforesaid.*

(3) *32,538,830 KWIH Shares were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.*

(iii) Share Options of the Company

Pursuant to a share option scheme adopted by the Company on 10th September, 1996, the Directors had been granted options to subscribe for Shares as follows:

	Date of grant	Options held at the Latest Practicable Date	Exercise price *(HK$)*	Exercise period
Lui Che Woo	20th May, 1998	1,500,000	0.5333	20th May, 1999 - 19th May, 2008
	30th December, 1999	1,800,000	0.5216	30th December, 2000 - 29th December, 2009
Francis Lui Yiu Tung	20th May, 1998	1,000,000	0.5333	20th May, 1999 - 19th May, 2008
	30th December, 1999	1,600,000	0.5216	30th December, 2000 - 29th December, 2009
Albert To Tak Pui	—	—	—	—
Paddy Tang Lui Wai Yu	20th May, 1998	600,000	0.5333	20th May, 1999 - 19th May, 2008
	30th December, 1999	1,070,000	0.5216	30th December, 2000 - 29th December, 2009
Chan Nai Keong	20th May, 1998	300,000	0.5333	20th May, 1999 - 19th May, 2008
	30th December, 1999	536,000	0.5216	30th December, 2000 - 29th December, 2009
Charles Cheung Wai Bun	—	—	—	—
Moses Cheng Mo Chi	—	—	—	—
Yip Hing Chung	—	—	—	—

All options referred to above are subject to a one year vesting period.

(iv) **Share Options of KWIH**

Pursuant to a share option scheme adopted by KWIH on 10th September, 1996, options to subscribe for shares in KWIH had been granted to certain of the Directors as follows:

	Date of grant	Options held at the Latest Practicable Date	Exercise price *(HK$)*	Exercise period
Lui Che Woo	20th May, 1998	1,500,000	0.5586	20th May, 1999 - 19th May, 2008
	30th December, 1999	1,350,000	0.36	30th December, 2000 - 29th December, 2009
Francis Lui Yiu Tung	20th May, 1998	1,000,000	0.5586	20th May, 1999 - 19th May, 2008
	30th December, 1999	1,200,000	0.36	30th December, 2000 - 29th December, 2009
Albert To Tak Pui	—	—	—	—
Paddy Tang Lui Wai Yu	20th May, 1998	600,000	0.5586	20th May, 1999 - 19th May, 2008
	30th December, 1999	870,000	0.36	30th December, 2000 - 29th December, 2009
Chan Nai Keong	20th May, 1998	300,000	0.5586	20th May, 1999 - 19th May, 2008
	30th December, 1999	435,000	0.36	30th December, 2000 - 29th December, 2009
Charles Cheung Wai Bun	—	—	—	—
Moses Cheng Mo Chi	—	—	—	—
Yip Hing Chung	—	—	—	—

All options referred to above are subject to a one year vesting period.

(b) Except for the above-mentioned share option schemes, at no time during the year was the Company or any of its subsidiary companies, its fellow subsidiary companies or its holding companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

(c) Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had any interest in the share capital of the Company or any of its associated corporations which were required to be notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including the interests which they were deemed or taken to have under section 31 of or Part I of the Schedule to the SDI Ordinance) or pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which were required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein.

(d) Save as disclosed herein, there is no contract or arrangement subsisting at the date of this circular in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

(e) None of the Directors, Equitas and Somerley has had any direct or indirect interest in any assets which have since 31st December, 2001 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

(f) As at the Latest Practicable Date, Somerley did not have any shareholding, direct or indirect, in any member of the Group nor any right (whether legally enforceable or not) to subscribe for or nominate persons to subscribe for securities in any member of the Group.

SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register kept by the Company under section 16(1) of the SDI Ordinance and so far as was known to the Directors and the chief executive of the Company, the following persons (other than the Directors or chief executive of the Company or their associates) were directly or indirectly interested or taken or deemed to be interested in 10 per cent. or more of the nominal value of the issued share capital of the Company:

Name	Number of Shares
Sutimar Enterprises Limited	839,098,738
K. Wah International Holdings Limited	839,098,738 *(Note 1)*
HSBC Holdings plc	823,096,106
HSBC Bank plc	823,096,106
Midcorp Limited	823,096,106
Griffin International Limited	823,096,106
HSBC Europe BV	823,096,106
HSBC Europe (Netherlands) BV	823,096,106
HSBC International Trustee Limited	823,096,106 *(Note 2)*

Notes:

1. *KWIH was deemed to be interested in the 839,098,738 Shares held by Sutimar Enterprises Limited since it owned all of the issued share capital of Sutimar Enterprises Limited.*

2. *HSBC International Trustee Limited is the trustee of discretionary trusts which held 823,096,106 Shares. Each of HSBC Holdings plc, HSBC Bank plc, Midcorp Limited, Griffin International Limited, HSBC Europe BV and HSBC Europe (Netherlands) BV were deemed to be interested in the 823,096,106 Shares held by HSBC International Trustee Limited, being a wholly-owned subsidiary within the HSBC Group.*

There was duplication in the above disclosure of interests as follow:

(i) the 842,834,297 Shares held by each of Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu under other interests above related to the same shares. Of these shares, the 839,098,738 Shares held by each of Sutimar Enterprises Limited and KWIH related to the same Shares; and

(ii) the 1,173,571,928 KWIH Shares held by each of Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu related to the same shares.

Save as disclosed herein, the Directors and the chief executive of the Company were not aware of any person, who was, directly or indirectly, interested in 10% or more of the nominal value any class of the issued share capital carrying rights to vote in all circumstances at general meetings of the Company or any of its subsidiaries as at the Latest Practicable Date.

SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

EXPERTS AND CONSENTS

The following are the qualifications of the experts whose names appear in this circular:

Name	Qualification
Equitas	Exempt investment adviser and exempt dealer in securities
Somerley	Investment adviser and exempt dealer registered under the Securities Ordinance

Each of Equitas and Somerley has given and has not withdrawn its written consent to the issue of this circular within reference to their names and letter in the form and context in which they appear respectively.

MATERIAL CHANGE

As at the Latest Practicable Date, there had been no material adverse change in the financial or trading position of the Group since 31st December, 2001 (being the date to which the latest published audited financial statements of the Company were made up).

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the registered office of the Company in Hong Kong during normal business hours for a period of 14 days from the date of this circular and at the EGM:

(a) the Agreement;

(b) the letter of advice issued by Somerley, the text of which is set out on pages 13 to 22 of this circular; and

(c) the consent letters of Equitas and Somerley referred to under the section headed "Experts and Consents" of this appendix.



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of K. Wah Construction Materials Limited (the "Company") will be held on Thursday, 22nd August, 2002, at Picasso Room, Basement 1, Grand Stanford Inter-Continental Hong Kong, 70 Mody Road, Tsimshatsui East, Kowloon, Hong Kong at 11:15 a.m. for the purpose of considering and, if thought fit, passing the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**THAT** a conditional loan agreement dated 22nd July, 2002 ("Agreement") entered into between Brighten Lion Limited ("Lender"), an indirect wholly-owned subsidiary of the Company, and Great Place Developments limited ("Borrower"), an indirect wholly-owned subsidiary of K. Wah International Holdings Limited, pursuant to which the Lender agreed to make available to the Borrower a revolving loan facility of up to HK$330,000,000 for general working capital requirements, a copy of which has been produced to the Meeting and marked "A" and signed by the Chairman of this Meeting for the purpose of identification, be and is hereby approved, confirmed and ratified and that all other transactions contemplated by the Agreement be and are hereby approved."

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 5th August, 2002

Registered Office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

Notes:

1. Any member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company. If more than one proxy is so appointed, the appointment shall specify the number of shares in respect of which each such proxy is so appointed.

2. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a certified copy of such power or authority, must be lodged with the Company's registered office no later than 48 hours before the time appointed for holding the meeting or the adjourned meeting.

此乃要件　請即處理

閣下如對本通函各方面**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之嘉華建材有限公司股份全部**售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



嘉華建材有限公司

(於香港註冊成立之有限公司)

關連交易

由輝亨有限公司
(嘉華建材有限公司之間接全資附屬公司)
向 Great Place Developments Limited
(嘉華國際集團有限公司之間接全資附屬公司)
批出有擔保無抵押
循環融資備用貸款

嘉華建材有限公司之財務顧問



盈均財務顧問有限公司

嘉華建材有限公司獨立董事委員會之
獨立財務顧問



新百利有限公司

嘉華建材有限公司之董事會函件載於本通函第4至第10頁。嘉華建材有限公司獨立董事委員會之函件內載有其向獨立股東提供之意見，全文載於本通函第11至第12頁。獨立財務顧問新百利有限公司之函件內載有其對嘉華建材有限公司之獨立董事委員會提供之意見，全文載於本通函第13至第22頁。

嘉華建材有限公司謹訂於二零零二年八月二十二日星期四上午十一時十五分假座香港九龍尖沙咀東部麼地道70號海景嘉福酒店B1層藝萃廳召開嘉華建材股東特別大會，有關通告載於本通函第30至第31頁。無論　閣下能否出席大會，務請盡快將隨附之代表委任表格按其上印列之指示填妥及交回，惟無論如何，最遲須於大會指定舉行時間48小時前送達。　閣下填妥及交回代表委任表格後，屆時仍可出席該大會(或其任何續會)，並於會上投票。

二零零二年八月五日

目　錄

釋　義

在本通函中，除非文義另有所指，否則下列詞語具有以下涵義：

「協議」	指	Great Place與輝亨於二零零二年七月二十二日就備用貸款訂立之有條件協議
「聯繫人」	指	具有上市規則賦予之涵義
「董事會」	指	董事會
「輝亨」	指	輝亨有限公司，一間於香港註冊成立之公司，並為本公司之間接全資附屬公司
「本公司」或「嘉華建材」	指	嘉華建材有限公司，一間於香港註冊成立之公司，其股份在聯交所上市及買賣
「完成」	指	完成交易
「關連人士」	指	一間上市公司或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人
「綜合借貸淨值總額」	指	有關嘉華國際集團財務債務之所有負債總和（乃根據香港公認會計準則及慣例之綜合基準釐定），惟已扣除任何屬嘉華國際集團所有之手頭現金或銀行現金
「董事」	指	本公司董事
「嘉華建材股東特別大會」	指	本公司將予召開以批准（其中包括）協議及根據協議預計進行之交易之嘉華建材股東特別大會或其任何續會
「盈均」	指	盈均財務顧問有限公司，根據香港法例第333章證券條例註冊之獲豁免證券商及獲豁免投資顧問，為本公司之財務顧問
「備用貸款」	指	根據協議之條款，由輝亨批予Great Place之有擔保無抵押循環融資備用貸款

「Great Place」	指	Great Place Developments Limited，一間於英屬處女群島註冊成立之有限公司，並為嘉華國際之間接全資附屬公司
「本集團」或「嘉華建材集團」	指	本公司及其附屬公司
「擔保」	指	嘉華國際為Great Place根據協議之責任而向輝亨作出之擔保及彌償保證
「香港銀行同業拆息利率」	指	香港銀行同業就港幣存款提供之年利率，於路透社熒幕報價及根據備用貸款計算
「香港」	指	中國香港特別行政區
「獨立董事委員會」	指	為向獨立股東對交易提供意見而成立之獨立董事委員會(成員包括鄭慕智先生及葉慶忠先生，二人均為獨立非執行董事)
「獨立股東」	指	有權出席嘉華建材股東特別大會，並於會上就協議及根據協議預計進行之交易投票表決之本公司股東(呂氏家族及其聯繫人除外)
「嘉華國際」	指	嘉華國際集團有限公司，一間於百慕達註冊成立之公司，其股份在聯交所上市及買賣
「嘉華國際董事」	指	嘉華國際之董事
「嘉華國際集團」	指	嘉華國際及其附屬公司(除文義另有所指外，包括本集團)
「嘉華國際獨立股東」	指	有權出席嘉華國際股東特別大會，並於會上就協議及根據協議預計進行之交易投票表決之嘉華國際股東(呂氏家族及其聯繫人除外)
「嘉華國際股份」	指	嘉華國際股本中每股面值0.10港元之股份
「最後實際可行日期」	指	二零零二年八月二日，本通函付印前為確定本通函若干資料之最後實行可行日期
「上市規則」	指	聯交所證券上市規則

「呂氏家族」	指	呂志和博士(本公司主席)、呂耀東先生(董事總經理)及鄧呂慧瑜女士(執行董事)
「中國」	指	中華人民共和國
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「證券條例」	指	香港法例第333章證券條例
「嘉華國際股東特別大會」	指	嘉華國際將予召開以批准(其中包括)協議及根據協議預計進行之交易之嘉華國際股東特別大會或其任何續會
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	持有本公司股本中股份之人士
「新百利」	指	新百利有限公司，根據香港法例第333章證券條例註冊之投資顧問及獲豁免證券商，為獨立董事委員會之獨立財務顧問
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	具有香港法例第32章公司條例第2(4)條所賦予之涵義
「交易」	指	根據協議預計進行之交易
「港元」	指	港元



嘉華建材有限公司

(於香港註冊成立之有限公司)

執行董事：
呂志和博士，MBE，太平紳士, LLD(主席)
呂耀東(副主席兼董事總經理)
陶德培
鄧呂慧瑜

非執行董事：
陳乃強博士，CBE，太平紳士
張惠彬博士，太平紳士*
鄭慕智，OBE，太平紳士*
葉慶忠，MBE，太平紳士*

* 獨立非執行董事

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啟者：

關連交易

由輝亨有限公司
(嘉華建材有限公司之間接全資附屬公司)
向 Great Place Developments Limited
(嘉華國際集團有限公司之間接全資附屬公司)
批出有擔保無抵押循環融資備用貸款

1. 緒言

本公司與嘉華國際於二零零二年七月二十二日聯合公佈，Great Place與輝亨已訂立協議，據此，輝亨有條件同意向Great Place批出最多為數330,000,000港元之備用貸款，條款概述如下。

盈均已獲本公司就交易委任為財務顧問。

於最後實際可行日期，嘉華國際間接擁有本公司之權益約67.7%。因此，交易分別構成本公司及嘉華國際之關連交易。協議須待(其中包括)(i)獨立股東於嘉華建材股東特別大會上批准；及(ii)嘉華國際獨立股東於嘉華國際股東特別大會上批准，方可作實。本公司已成立獨立董事委員會，以考慮交易事宜，並向獨立股東就協議條款是否公平合理及獨立股東於嘉華建材股東特別大會應如何投票作出推薦建議。本公司已委任新百利為獨立財務顧問，在有關方面向獨立董事委員會提供意見。

本通函旨在向　閣下提供協議及交易之進一步資料、載述獨立董事委員會意見書及新百利意見書，並給予　閣下嘉華建材股東特別大會通告以尋求獨立股東在會上批准協議及交易。

2. 協議

日期 ： 二零零二年七月二十二日

訂立協議各方 ： 借款人 ： Great Place
擔保人 ： 嘉華國際
貸款人 ： 輝亨

備用貸款之主要條款

根據協議，輝亨有條件同意向Great Place批出無抵押備用貸款，主要條款如下：

1. 備用貸款金額： 本金額最多為330,000,000港元之循環備用貸款

2. 備用貸款年期： (i) 倘訂立協議其中一方在首個到期日(定義見下文)前不少於兩個月向對方發出書面通知(「首個到期通知」)，訂明備用貸款由首次提取(定義見下文第4條)起計三週年(「首個到期日」)終止備用貸款，則備用貸款年期將由首次提取起計三年；或

(ii) 倘輝亨根據下文第6(ii)條行使其權利，則備用貸款年期將為四年，由首次提取起計四週年到期；或

(iii) 倘並無發出首個到期通知或提早到期通知(定義見下文第6(ii)條)，則備用貸款將自動由首個到期日起延期兩年

3. 可供提取期間： 由協議成為不附帶條件之日起至最後還款日期(定義見下文第6條)止之期間；

儘管輝亨受本條文及協議其他條款限制，惟於首個到期日後將有權向Great Place發出通知，要求Great Place由接獲有關通知之日起三個月內提取全部或部份未提取及未註銷之備用貸款部份，否則備用貸款之未提取及未註銷部份將於上述三個月期間結束時自動註銷，並將不能供借出

4. 提取： 備用貸款須由協議成為不附帶條件之日起計兩個月內作出首次提取，而首次提取之備用貸款(「首次提取」)須最少為50,000,000港元；Great Place可於可供提取期間隨時再度提取備用貸款(合計最多為330,000,000港元)

5. 還款： 在下文第6條所述之最後還款日期所規限下，所提取之每項備用貸款必須在適用於所提取金額之計息期間(3個月)最後一天悉數償還

6. 最後還款日期： 即(視乎情況而定)：

(i) 倘訂立協議其中一方發出首個到期通知，則為首個到期日；或

(ii) 倘輝亨向Great Place發出通知(「提早到期通知」)，要求Great Place由首次提取起計四週年悉數償還備用貸款金額，而有關通知於提早到期日前不少於兩個月發出，則由首次提取起計四週年(「提早到期日」)；或

(iii) 倘有關訂約方並無發出首個到期通知及提早到期通知，則由首次提取起計五週年

7. 利率： 每三個月期末支付之利息按相等於三個月香港銀行同業拆息利率加年利率2.38厘計算

8. 費用： Great Place須於協議成為不附帶條件之日，向輝亨支付按最高備用貸款金額0.36%計算之前期費用

9. 逾期款項利息： 三個月香港銀行同業拆息利率加年利率4厘

10. 擔保： 嘉華國際為Great Place根據協議之責任而向輝亨作出之擔保及彌償保證

11. 財務承諾： Great Place與嘉華國際已承諾確保於悉數償還已提取之備用貸款前，

(i) 嘉華國際集團之綜合有形資產淨值，於任何時間不會少於1,500,000,000港元；及

(ii) 嘉華國際集團之綜合借貸淨值總額，於任何時間不得超過綜合有形資產淨值加應佔少數股東權益之任何金額之150%

協議之條件

協議須待下列條件達成後，方告作實：

1. 獨立股東於嘉華建材股東特別大會上批准協議及交易；

2. 嘉華國際獨立股東於嘉華國際股東特別大會上批准協議及交易；及

3. 將由嘉華國際提供，以輝亨為受益人之擔保完成及送達，及獲輝亨接納之若干有關Great Place及嘉華國際之組織章程文件及其他程序事項之若干其他文件完成及送達。

倘任何協議條件未能根據協議於二零零二年九月三十日(或協議訂約各方可能協定之其他較後日期)或之前達成，協議將會終止，據此，訂約各方概無根據協議擁有任何權利或可向對方提出索償或欠負對方，惟因任何事前違反或根據協議若干條文所產生者則除外。

釐定備用貸款之條款

協議乃經協議訂約各方根據正常商業條款按公平原則磋商後訂立。其中較香港銀行同業拆息利率高2.38厘之息差，乃經參考本地銀行就類似無抵押借貸(經考慮循環性質及備用貸款之條款)所收取之利率後釐定。

3. 進行交易之原因

本集團主要從事生產、銷售及分銷建築材料並於香港及中國內地經營石礦場。

本集團於最近之財政年度均錄得理想之財務業績，並已產生正數之現金流量及自其業務累積大量現金資源。截至二零零一年十二月三十一日止年度，本集團錄得股東應佔純利112,800,000港元，而截至二零零零年十二月三十一日止年度為166,300,000港元及截至一九九九年十二月三十一日止九個月為143,500,000港元。因香港建造市場狀況疲弱導致截至二零零一年十二月三十一日止年度之溢利減少，部份已由中國內地業務(尤其是上海)之增加溢利及投資於由嘉華國際發行之票據工具(於到期日前在二零零二年六月全數贖回)所賺取約25,400,000港元之利息收入補償。董事預期，香港經濟重拾升軌需時，而與此同時，香港業務之貢獻於復甦前將會進一步削減。為提高未來盈利，長遠來說，鑒於因中國加入世貿及北京二零零八年奧林匹克運動會工程動工所產生之有利市場前景，本集團將會物色合適之投資機會，擴充其產品種類及於中國內地主要城市擴大業務。

董事認為，由於並無即時之投資目標須即時動用現金資源，批出備用貸款予嘉華國際集團是本集團有利可圖之機會，可利用其盈餘現金資源賺取相對於市場而言為合理之中期回報。倘若提供及動用備用貸款，本集團將利用其盈餘現金資源按較本地銀行三個月存款利率高2.38厘年利率之利率賺取利息。

於二零零二年六月三十日，本集團手頭持有之現金逾580,000,000港元。將由輝亨根據協議提供予Great Place之備用貸款將會由本集團之內部資源撥支。

4. 嘉華建材股東特別大會

嘉華建材股東特別大會將於二零零二年八月二十二日星期四上午十一時十五分假座香港九龍尖沙咀東部麼地道70號海景嘉福酒店B1層藝萃廳舉行，以省覽及酌情通過普通決議案，批准協議及交易。嘉華建材股東特別大會通告載於本通函第30至第31頁。

呂氏家族（透過於嘉華國際之控股權益為本公司之控股股東）被視為於交易中擁有權益。因此，呂氏家族及其聯繫人將於嘉華建材股東特別大會上放棄對批准協議及交易投票表決。

隨函附上供嘉華建材股東特別大會使用之代表委任表格。　閣下不論能否出席嘉華建材股東特別大會，均須按照代表委任表格所列印之指示填妥表格，並盡快交回本公司於香港之註冊辦事處，地址為香港北角渣華道191號嘉華國際中心29樓，惟無論如何不得遲於嘉華建材股東特別大會（或其任何續會）指定舉行時間48小時前。　閣下於填妥及交回代表委任表格後，仍可親身出席嘉華建材股東特別大會（或其任何續會），並於會上投票。

5. 獨立董事委員會

本公司已成立獨立董事委員會，以考慮交易事宜，並向獨立股東就協議條款是否公平合理及獨立股東於嘉華建材股東特別大會應如何投票作出推薦意見。鑒於張惠彬博士亦為嘉華國際之董事，故並無列入就交易而成立之獨立董事委員會成員名單。

本公司已委任新百利為獨立財務顧問，在有關方面向獨立董事委員會提供意見。

6. 推薦意見

敬請　閣下亦留意獨立董事委員會之函件，內載其對有關交易之意見，全文載於本通函第11至第12頁。獨立董事委員會經考慮新百利之意見後(其全文載於本通函第13至第22頁)，認為交易乃符合本公司及股東整體之利益，而協議之條款就獨立股東而言屬公平合理，並建議獨立股東投票贊成將於嘉華建材股東特別大會上提呈之普通決議案以批准協議及交易。

基於上文「進行交易之原因」一節所述之原因，董事(不包括獨立董事委員會成員)認為交易符合本公司及股東之整體利益，而協議之條款及條件就獨立股東而言屬公平合理。因此，董事(不包括獨立董事委員會成員)建議獨立股東投票贊成將於嘉華建材股東特別大會上提呈之普通決議案以批准協議及交易。

7. 其他資料

敬請　閣下留意本通函附錄所載之其他資料。

此致

列位股東　台照

代表
嘉華建材有限公司
董事會
主席
呂志和博士
謹啟

二零零二年八月五日



嘉華建材有限公司

(於香港註冊成立之有限公司)

敬啟者：

關連交易

由輝亨有限公司
(嘉華建材有限公司之間接全資附屬公司)
向 Great Place Developments Limited
(嘉華國際集團有限公司之間接全資附屬公司)
批出有擔保無抵押循環融資備用貸款

本函件乃有關於二零零二年八月五日向股東刊發之通函(「通函」)(本函件轉載於通函)。除非文義另有所指，本函件所使用詞語之涵義與通函所界定者相同。

協議及交易之詳情載於通函第4至第10頁董事會函件內。根據上市規則，交易構成本公司之關連交易。

吾等獲董事會委任，就協議之條款及交易對獨立股東而言是否公平合理，向獨立股東提供意見。

吾等敬請　閣下留意通函第13至第22頁之新百利意見函件。吾等已注意該函件及其所載之意見，並已考慮(其中包括)新百利所計及之主要因素及原因。吾等亦已考慮通函第4至

第10頁董事會函件所載之多項因素及原因。吾等認為，協議條款就獨立股東而言確屬公平合理，而交易符合本公司及股東整體之利益，因此建議獨立股東投票贊成將在嘉華建材股東特別大會上提呈之普通決議案以批准協議及交易。

此致

列位獨立股東　台照

代表
嘉華建材有限公司
獨立董事委員會
獨立非執行董事
鄭慕智　葉慶忠
謹啟

二零零二年八月五日

新百利之函件

以下為新百利所發出之意見函件全文，以供轉載於本通函，當中載有其就關於協議及交易致獨立董事委員會之意見。



新百利有限公司
香港
中環
康樂廣場8號
交易廣場一座3108室

敬啓者：

關連交易

由輝亨有限公司
（嘉華建材有限公司之間接全資附屬公司）
向 Great Place Developments Limited
（嘉華國際集團有限公司之間接全資附屬公司）
批出有擔保無抵押循環融資備用貸款

吾等獲委任就關於輝亨向Great Place批出備用貸款向獨立董事委員會提供意見。協議之詳情載於 貴公司於二零零二年八月五日刊發之通函（「通函」）內之董事會函件中，本函件為通函之一部份。除非本函件另有說明，否則通函內所界定之詞語與本函件所使用者具有相同涵義。

於最後實際可行日期，嘉華建材約67.7%權益間接由嘉華國際持有。因此，嘉華國際被視為嘉華建材之關連人士。根據上市規則第14.26(6)(a)條，交易因此構成嘉華建材之關連交易，並須經獨立股東在嘉華建材股東特別大會上批准。獨立董事委員會已告成立，就此考慮交易之條款及向獨立股東提供意見。

吾等在作出意見時，依賴由董事及嘉華建材管理層所提供之資料及事實，以及所表達之意見，並假設吾等獲提供之資料、事實及意見乃真確無誤。吾等已尋求及取得董事確認，所提供之資料及所表達之意見並無遺漏重大因素。吾等認為，吾等獲取之資料足以達致知情之意見，且無理由相信有任何重大資料遭隱瞞，或懷疑獲提供之資料之真確性。然而，吾等並無就 貴集團之事宜進行獨立調查。吾等已假設通函內作出或引述之聲明及陳述於作出時乃屬準確，並於通函刊發之日及嘉華建材股東特別大會召開當日仍屬準確。

曾考慮之主要因素

吾等在達致向獨立董事委員會提供有關協議之意見時，曾考慮以下因素：

1. 批出備用貸款之背景

貴集團主要從事生產、銷售及分銷建築材料並在香港及中國內地經營石礦。

於最近之財政年度， 貴集團錄得滿意之業績，並能從其業務賺取正數之現金流量及累積大量現金資源。截至一九九九年十二月三十一日止九個月及截至二零零零年及二零零一年十二月三十一日止兩個年度各年， 貴集團錄得經審核股東應佔溢利分別約為143,500,000港元、166,300,000港元及112,800,000港元。因香港建築市場狀況疲弱導致截至二零零一年十二月三十一日止年度錄得之股東應佔溢利減少，部份已由中國業務(尤其是上海)之增加溢利及投資於由嘉華國際發行之票據工具(於到期日前在二零零二年六月全數贖回)所賺取約25,400,000港元之除税前利息收入補償。董事預期，

香港經濟重拾升軌需時，而與此同時，香港業務之貢獻於復甦前將會進一步削減。為提高未來盈利，長遠來說，鑒於中國加入世貿及北京二零零八年奧林匹克運動會工程動工所產生之有利市場前景， 貴集團將會物色合適之投資機會，擴充其產品種類及於中國內地主要城市擴大業務。

鑒於上述之業務擴展策略，董事認為透過向股東分派現金盈餘以減低嘉華建材之資本，則在合適投資商機出現時，可供 貴集團投入未來投資之現金資源將會減少，故不符合 貴集團之長遠利益。由於並無即時之新投資目標並希望在靈活調配資源之際可同時為 貴集團賺取合理回報，董事認為 貴集團中期而言適宜將超出目前所需之現金儲備投資於貨幣市場工具。

在考慮批出備用貸款時，董事認為嘉華建材從事建築物料行業，有豐富經驗及知識評估嘉華國際主要經營業務之香港房地產市場之風險。基於嘉華國際為於香港成立之物業發展上市公司，董事相信，其有能力評估嘉華國際之財務狀況及與備用貸款有關之信貸風險。經考慮以上因素及備用貸款之預期回報率與下文 貴集團所取得之現行貨幣市場存款之回報率比較，董事認為，批出備用貸款將為 貴集團提供有利可圖之機會，將財務資源投資於帶來相對市場而言為合理之回報。吾等亦同意董事之意見。

2. **備用貸款之條款**

敬請垂注通函第5至第7頁董事會函件所載之「備用貸款之主要條款」一節。在評估備用貸款之條款是否公平合理時，吾等特別考慮以下主要條款：

期限

備用貸款初步將由Great Place首次提取備用貸款(「首次提取」)之日起計三年後到期，由協議成為不附帶條件之日起計兩個月內提取，首次提取備用貸款須最少為50,000,000港元。除非訂立協議其中一方在首次提取之日起計三週年(「首個到期日」)前兩個月或之前向對方發出首個到期通知，否則備用貸款將自動由首個到期日起延期兩年，惟輝亨有權按下文所述要求提早到期或終止。

輝亨可於提早到期日前向Great Place發出兩個月通知，要求備用貸款由首次提取之日起計四週年提早到期。此外，輝亨將有權於首個到期日後向Great Place發出通知，要求其由接獲通知之日起計三個月內提取全部或部份未提取及未註銷之備用貸款，否則備用貸款之未提取或未註銷部份將於上述三個月期間結束時自動註銷，並不能供借出。

誠如上文所述，儘管 貴集團並無即時之投資目標須在短期內動用現金資源，惟將財務資源投資於長期工具並不符合 貴集團之利益，將盈餘現金資源投資於中期工具，例如備用貸款即適宜。

利息及費用

備用貸款將以未償還本金額按三個月香港銀行同業拆息利率加年利率2.38厘以每日基準計息，並由Great Place每三個月期末支付。Great Place須於協議成為不附帶條件之日，向輝亨支付按最高備用貸款金額0.36厘計算之前期費用。因此，備用貸款之每年總計孳息(指年利率加按備用貸款期限攤銷之前期費用)將為三個月香港銀行同業拆息利率加2.5厘。

如下表所列，吾等從公開資料來源找出其他香港上市公司於過去十二個月間發行之票據／債務工具，並將該等債務工具與備用貸款之孳息率比較，以評估備用貸款之孳息是否公平合理。就此而言，吾等選取以港元為單位而本金額達1,000,000,000港元且期間達五年之票據，但不包括可換股票據等具有股票掛鉤性質之票據，以及金融機構及基建／公用設施公司所發行之票據。

表一－房地產公司

借款人／擔保人	發行日期	期滿日期	金額 (百萬港元)	總計孳息 (附註)	發行類別
恒隆集團有限公司	二零零一年八月	二零零四年八月	500	香港銀行同業拆息利率+0.53厘	定期貸款
恒隆集團有限公司	二零零一年八月	二零零五年八月	500	香港銀行同業拆息利率+0.51厘	循環貸款額
信和置業有限公司	二零零一年九月	二零零六年九月	500	香港銀行同業拆息利率+0.67厘	有抵押定期貸款／循環貸款額
長江實業(集團)有限公司	二零零二年四月	二零零五年四月	550	5.25厘	定息債券
九龍倉集團有限公司	二零零二年六月	二零零四年六月	300	3.68厘	定息債券
九龍倉集團有限公司	二零零二年六月	二零零五年六月	300	4.36厘	定息債券
其士國際集團有限公司	二零零二年六月	二零零七年六月	350	香港銀行同業拆息利率+0.72厘	循環／定期貸款

定息債務工具之平均數(平均總計孳息)	4.43厘
定息債務工具之中位數(總計孳息中位數)	4.36厘
浮息債務工具之平均數(平均總計孳息)	香港銀行同業拆息利率+0.61厘
浮息債務工具之中位數(總計孳息中位數)	香港銀行同業拆息利率+0.60厘

表二－其他公司

借款人／擔保人	發行日期	期滿日期	金額 (百萬港元)	總計孳息 (附註)	發行類別
東強電子集團有限公司	二零零一年七月	二零零四年七月	100	香港銀行同業拆息利率+1.97厘	無抵押定期貸款
建滔化工業集團有限公司	二零零一年九月	二零零四年九月	600	香港銀行同業拆息利率+1.24厘	無抵押定期貸款
宜進利(集團)有限公司	二零零一年十一月	二零零四年十一月	200	香港銀行同業拆息利率+2.05厘	無抵押定期貸款
裕豐國際集團控股有限公司	二零零二年一月	二零零五年一月	80	香港銀行同業拆息利率+2.25厘	定期貸款
高力集團有限公司	二零零二年一月	二零零五年一月	75	香港銀行同業拆息利率+2.25厘	定期貸款
廖創興企業有限公司	二零零二年一月	二零零五年一月	475	香港銀行同業拆息利率+1.63厘	無抵押定期貸款
CEC國際控股有限公司	二零零二年一月	二零零五年一月	100	香港銀行同業拆息利率+2.5厘	定期／循環貸款額
佑威國際控股有限公司	二零零二年四月	二零零五年四月	130	香港銀行同業拆息利率+1.7厘	定期貸款
毅力工業集團有限公司	二零零二年五月	二零零六年五月	210	香港銀行同業拆息利率+1厘	循環貸款額／定期貸款

浮息債務工具之平均數(平均總計孳息)	香港銀行同業拆息利率+1.84厘
浮息債務工具之中位數(總計孳息中位數)	香港銀行同業拆息利率+1.97厘

所有公司

定息債務工具之平均數(平均總計孳息)	4.43厘
定息債務工具之中位數(總計孳息中位數)	4.36厘
浮息債務工具之平均數(平均總計孳息)	香港銀行同業拆息利率+1.46厘
浮息債務工具之中位數(總計孳息中位數)	香港銀行同業拆息利率+1.63厘

資料來源：*Basis Point*

附註：總計孳息指債務工具息票年率加按債務工具期限攤銷之前期費用(如有)，然而，由於吾等未能確定貸款人收取費用之基準，故不包括承諾費用(如有)。

雖然吾等明白到，基於備用貸款與上述之票據／債務工具於(i)發行人之信貸評級及市值；(ii)發行額；(iii)償還或贖回性質；(iv)期限；及(v)是否提供抵押等方面有所差異，該等票據／債務工具未必可予比較，吾等注意到，除了1項債務工具之孳息為香港銀行同業拆息利率加2.5厘外，備用貸款之總計孳息乃高於吾等所認定之其他上市公司於過去十二個月間發行之所有其他浮息票據／債務工具之孳息(介乎香港銀行同業拆息利率加0.51厘至2.25厘之間)。按最後實際可行日期三個月香港銀行同業拆息利率約1.77厘計算，備用貸款總計孳息約為4.27厘，並在吾等所找出之其他上市公司於過去十二個月間發行之債務工具之定息票據孳息範圍(介乎3.68厘至5.25厘之間)內。此外，備用貸款之總計孳息高於吾等認定其他上市公司於過去十二個月間發行之浮息債務工具之孳息之平均數及中位數，分別為香港銀行同業拆息利率加1.46厘及香港銀行同業拆息利率加1.63厘，亦與吾等所找出之其他上市公司於過去十二個月間發行之定息債務工具之孳息之平均數及中位數分別為4.43厘及4.36厘相若。

契諾

Great Place及嘉華國際已同意於全數償還已提取之備用貸款前，遵守若干契諾，其中包括：(i)嘉華國際集團之綜合有形資產淨值，於任何時間不會少於1,500,000,000港元；及(ii)嘉華國際集團之綜合借貸淨值總額，於任何時間不得超過綜合有形資產淨值加應佔少數股東權益之任何金額之150%。

吾等認為，該等契諾乃此類貸款融資之普遍特色，旨在保障貸款人輝亨之利益。吾等明白，嘉華國際集團目前向其他銀行或財務機構取得之無抵押融資，亦受類似性質之契諾所限制，但上述契諾在訂定嘉華國際集團之最高資本負債水平比較寬鬆。在這方面，目前可供嘉華國際集團使用而限制較多且無抵押融資，其總計價格低於備用貸款。吾等認為備用貸款附有限制較少之契諾所涉及之信貸風險已於備用貸款之利率反映。

3. **備用貸款相關之信貸風險**

行業風險

向Great Place批出之備用貸款為無抵押並由嘉華國際所擔保。如上文所述，備用貸款較吾等找出過去十二個月之香港上市公司債務票據／票據發行之孳息相對較高。為了評估備用貸款之信貸風險，吾等將備用貸款之總計孳息與房地產上市公司發行之孳息比較(詳情載於通函第17頁之表一內)，該等公司很可能與嘉華國際之行業風險相類似。

吾等找出過去十二個月內之其他房地產上市公司之發行孳息，浮息債務工具介乎香港銀行同業拆息利率加0.51厘至0.72厘之間(平均數及中位數分別為香港銀行同業拆息利率加0.61厘及香港銀行同業拆息利率加0.60厘)，定息債務工具則介乎3.68厘至5.25厘之間(平均數及中位數分別為4.43厘及4.36厘)。備用貸款之總計孳息較其他房地產上市公司發行之浮息債務工具為高，而以最後實際可行日期之三個月香港銀行同業拆息利率1.77厘為基準，亦在其他房地產上市公司所發行之定息債務工具之孳息幅度內及與其他房地產上市公司所發行之定息債務工具之孳息平均數及中位數相若。吾等考慮到上述具有較少限制之契諾、嘉華國際之市值及備用貸款之其他特點，認為備用貸款之孳息對　貴集團而言屬合理回報。

嘉華國際集團之財務狀況

吾等已審閱嘉華國際集團之財務數據，並注意到，根據嘉華國際集團於二零零一年十二月三十一日之經審核賬目計算，嘉華國際集團之資本負債比率(按債項淨額與股東資金比率為基準計算)約為0.59。倘嘉華國際集團不計及本集團之銀行貸款及現金結餘，資本負債比率將約為0.60。Great Place提取備用貸款對嘉華國際集團之備考資本負債比率(　貴集團除外及不計及嘉華國際集團自二零零一年十二月三十一日以來任何現金流量及／或實際盈利)並無影響。吾等亦已審閱且曾與嘉華國際之管理層討論嘉華國際集團(　貴集團除外)於備用貸款首三個年期內之現金流量預測。基於上述現金流量預測及考慮到目前可供嘉華國際集團(　貴集團除外)使用之銀行融資額及上述嘉華國際集團之資本負債比率，吾等認為償付備用貸款之每季利息及償還備用貸款本金額乃在嘉華國際集團財務能力範圍以內。

4. 批出備用貸款對 貴集團之影響

現金流量

備用貸款將以 貴集團內部資源籌募。吾等與董事討論及審閱過 貴集團截至及包括首個到期日期間內之現金流量預測後，認為批出備用貸款對 貴集團之現金流量狀況並無重大不利影響。

財務狀況

根據嘉華建材之經審核財務報表，嘉華建材集團於二零零一年十二月三十一日有現金淨額。於最後實際可行日期，嘉華建材集團之現金及銀行結存超過580,000,000港元。備用貸款將以 貴集團之內部資源撥供使用。根據 貴集團於二零零一年十二月三十一日之經審核賬目，並計及嘉華國際於二零零二年六月提前贖回之票據工具但並無計及 貴集團自二零零一年十二月三十一日以來之其他現金流量及／或實際盈利，估計於Great Place全面提取備用貸款時， 貴集團之資本負債比率將約為0.03。基於備用貸款可供提取期間內 貴集團之現金流量預測，吾等認為此資本負債比率處於恰當水平。

盈利能力

以Great Place可全數提取備用貸款，而備用貸款之總計孳息為於最後實際可行日期之三個月香港銀行同業拆息利率約1.77厘加2.5厘為基準計算，備用貸款將於備用貸款年期內為 貴集團每年賺取除稅後利息收入約11,800,000港元，相當於截至二零零一年十二月三十一日止年度股東應佔溢利112,800,000港元約10.5%。雖然無法預測 貴集團若以其可以物色到之投資項目以取代批出備用貸款之預期回報，但根據 貴集團所取得之港元存款現行平均貨幣市場存款年利率約1.6厘(指倘選擇將現金資源330,000,000港元存放作為貨幣市場存款，而並非提供備用貸款，將可每年賺取免稅利息收入約5,300,000港元)及 貴集團港元借貸之現行借貸成本介乎香港銀行同業拆息年利率加0.5厘至0.6厘之間計算，吾等認為批出備用貸款為 貴集團帶來有利可圖之投資機會，尤其是於建築市場復甦前 貴集團香港業務之貢獻預期將減少，批出備用貸款更可提高 貴集團之盈利能力。

意見

吾等考慮上述主要因素及原因後，認為交易符合嘉華建材及股東整體之利益，而協議條款就獨立股東而言屬公平合理。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成將於嘉華建材股東特別大會上提呈之普通決議案，以批准協議及交易。

此致

香港
北角
渣華道191號
嘉華國際中心29樓
嘉華建材有限公司
獨立董事委員會　台照

代表
新百利有限公司
董事總經理
梁美嫻
謹啟

二零零二年八月五日

責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，以致本通函所載任何聲明有誤導成份。

股本

本公司於最後實際可行日期之法定及已發行股本如下：

	港元
法定	
3,888,000,000　股股份	388,800,000.00
已發行	
1,239,654,969　股股份	123,965,496.90

已發行股份在各方面(包括股息、投票權及股本方面)均享有同等權益。

權益披露

(a) 董事權益

於最後實際可行日期，董事於本公司及其相聯法團(定義見披露權益條例)之股本中，擁有根據披露權益條例第28條須知會本公司及聯交所之權益(包括根據披露權益條例第31條

或附表第一部該等董事被視作或當作擁有之權益）或根據披露權益條例第29條須登記於該條例所述之登記冊或根據上市規則所載上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益如下：

(i) 本公司

	所持有之股份數目				
	個人權益	家族權益	公司權益	其他權益	合共
呂志和	7,468,344	1,389,650	71,009,170[1]	842,834,297[2]	922,701,461
呂耀東	2,822	–	–	842,834,297[2]	842,837,119
陶德培	–	–	–	–	–
鄧呂慧瑜	1,861,906	–	–	842,834,297[2]	844,696,203
陳乃強	55,576	–	–	–	55,576
張惠彬	1,810	–	–	–	1,810
鄭慕智	–	–	–	–	–
葉慶忠	180,033	–	–	–	180,033

(ii) 嘉華國際

	所持有之嘉華國際股份數目				
	個人權益	家族權益	公司權益	其他權益	合共
呂志和	248,631	6,747,465	32,538,830[3]	1,173,571,928[2]	1,213,106,854
呂耀東	379,804	–	–	1,173,571,928[2]	1,173,951,732
陶德培	–	–	–	–	–
鄧呂慧瑜	4,639,166	–	–	1,173,571,928[2]	1,178,211,094
陳乃強	169,610	–	–	–	169,610
張惠彬	7,239	–	–	–	7,239
鄭慕智	–	–	–	–	–
葉慶忠	–	–	–	–	–

附註：

(1) Best Chance Investments Ltd.持有71,009,170股股份，該公司由呂志和博士控制。

(2) 嘉華國際透過一間全資附屬公司持有839,098,738股股份之權益，佔本公司已發行股本三分一以上。此外，一項全權信託持有3,735,559股股份之權益。該等1,173,571,928股嘉華國際股份則由全權信託持有，佔嘉華國際已發行股本三分一以上。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等信託之可能受益人，根據披露權益條例，被視為擁有該等信託所持有之該等股份及前述嘉華國際擁有權益之該等股份之權益。

(3) Best Chance Investments Ltd.持有32,538,830股嘉華國際股份，該公司由呂志和博士控制。

(iii) **本公司之購股權**

根據本公司於一九九六年九月十日採納之購股權計劃，董事獲授予購股權認購股份之情況如下：

	授出日期	於最後實際可行日期持有之購股權	行使價 (港元)	行使期
呂志和	一九九八年五月二十日	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
呂耀東	一九九八年五月二十日	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
陶德培	–	–	–	–
鄧呂慧瑜	一九九八年五月二十日	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
陳乃強	一九九八年五月二十日	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	536,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
張惠彬	–	–	–	–
鄭慕智	–	–	–	–
葉慶忠	–	–	–	–

上述所有購股權均有一年歸屬期。

(iv) **嘉華國際之購股權**

根據嘉華國際於一九九六年九月十日採納之購股權計劃，若干董事獲授購股權認購嘉華國際股份之情況如下：

	授出日期	於最後實際可行日期持有之購股權	行使價 (港元)	行使期間
呂志和	一九九八年五月二十日	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	0.36	二零零零年十二月三十日至二零零九年十二月二十九日
呂耀東	一九九八年五月二十日	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	0.36	二零零零年十二月三十日至二零零九年十二月二十九日
陶德培	–	–	–	–
鄧呂慧瑜	一九九八年五月二十日	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	0.36	二零零零年十二月三十日至二零零九年十二月二十九日
陳乃強	一九九八年五月二十日	300,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	435,000	0.36	二零零零年十二月三十日至二零零九年十二月二十九日
張惠彬	–	–	–	–
鄭慕智	–	–	–	–
葉慶忠	–	–	–	–

上述所有購股權均有一年歸屬期。

(b) 除上述之購股權計劃外，本公司或其任何附屬公司、同系附屬公司或控股公司概無於本年度訂立任何安排，以致董事可透過收購本公司或任何其他法人團體之股份或債券而獲得利益。

(c) 除本通函所披露者外，於最後實際可行日期，各董事概無於本公司或其任何相聯法團之股本中，擁有根據披露權益條例第28條之規定(包括根據披露權益條例第31條或附表第一部彼等被視作或當作擁有之權益)或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益，或根據披露權益條例第29條之規定須記錄於該條例所述之登記冊之任何權益。

(d) 除本通函所披露者外，各董事概無於本通函刊發日期仍然有效且對本集團業務有重大影響之任何合約或安排中擁有重大權益。

(e) 自二零零一年十二月三十一日(即本公司最近期公佈之經審核財務報表之結算日期)以來，董事、盈均或新百利概無在本集團任何成員公司所收購或出售或租賃或本集團任何成員公司建議收購或出售或租賃之任何資產中擁有任何直接或間接之權益。

(f) 於最後實際可行日期，新百利並無直接或間接持有本集團任何成員公司之任何股權或任何可認購或提名他人認購本集團任何成員公司之證券之權利(不論可依法執行與否)。

主要股東

於最後實際可行日期，就本公司董事及行政總裁所知，根據披露權益條例第16(1)條所存置之登記冊，下列人士(本公司董事或行政總裁或彼等之聯繫人除外)擁有或被當作或視作擁有本公司已發行股本面值10%或以上之直接或間接權益：

名稱	股份數目
Sutimar Enterprises Limited	839,098,738
嘉華國際集團有限公司	839,098,738 (附註1)
HSBC Holdings plc	823,096,106
HSBC Bank plc	823,096,106
Midcorp Limited	823,096,106
Griffin International Limited	823,096,106
HSBC Europe BV	823,096,106
HSBC Europe (Netherlands) BV	823,096,106
HSBC International Trustee Limited	823,096,106 (附註2)

附註：

1. 基於嘉華國際擁有Sutimar Enterprises Limited之所有已發行股本，故被視為擁有Sutimar Enterprises Limited所持有之839,098,738股股份之權益。

2. HSBC International Trustee Limited為持有823,096,106股股份之全權信託之信託人。HSBC Holdings plc、HSBC Bank plc、Midcorp Limited、Griffin International Limited、HSBC Europe BV及HSBC Europe (Netherlands) BV均被視為擁有HSBC Group全資附屬公司HSBC International Trustee Limited所持有之823,096,106股股份之權益。

上文披露之權益重複如下：

(i) 呂志和博士、呂耀東先生及鄧呂慧瑜女士各根據上述其他權益持有之842,834,297股股份相同。在該等股份中，Sutimar Enterprises Limited及嘉華國際各自持有之839,098,738股股份相同；及

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士各自持有之1,173,571,928股嘉華國際股份相同。

除本通函所披露者外，據本公司董事及行政總裁所知，並無任何人士於最後實際可行日期直接或間接擁有本公司或其任何附屬公司之附帶於一切情況下在股東大會上投票之任何類別已發行股本面值10%或以上之權益。

服務合約

各董事概無與本集團任何成員公司訂立並非於一年內屆滿或於一年內不可由僱主終止而不作補償(法定補償除外)之現有或擬訂立之服務合約。

專家及同意書

下列為名列本通函之專家之資格：

名稱	資格
盈均	豁免投資顧問及豁免證券商
新百利	根據證券條例註冊之投資顧問及豁免證券商

盈均及新百利已各自就本通函之刊行發出同意書，表示同意按本通函所載之形式及涵義轉載及引述其名稱及函件，彼等迄今並未撤回同意書。

重大變動

於最後實際可行日期，本集團之財務或交易狀況自二零零一年十二月三十一日(即本公司最近期公佈之經審核財務報表之結算日期)以來並無任何重大不利變動。

備查文件

下列文件之副本於本通函刊發日期起計十四日期間之一般辦公時間內，在本公司於香港之註冊辦事處及在嘉華建材股東特別大會上可供查閱：

(a) 協議；

(b) 新百利發出之意見函件，其全文載於本通函第13至第22頁；及

(c) 本附錄「專家及同意書」一節所述盈均及新百利之同意書。



嘉華建材有限公司

(於香港註冊成立之有限公司)

茲通告嘉華建材有限公司(「本公司」)謹定於二零零二年八月二十二日星期四上午十一時十五分假座香港九龍尖沙咀東部麼地道70號海景嘉福酒店B1層藝萃廳舉行嘉華建材股東特別大會，藉以考慮並酌情以普通決議案方式通過下列決議案：

普通決議案

「**動議**批准、確認及追認輝亨有限公司(本公司之間接全資附屬公司)(「貸款人」)與Great Place Developments Limited(嘉華國際集團有限公司之間接全資附屬公司)(「借款人」)於二零零二年七月二十二日簽訂之一項有條件借貸協議(「協議」，其註有「A」字樣之副本已提呈大會並由大會主席簡簽以資識別)，以及根據協議預計進行之一切其他交易。根據該協議，貸款人同意向借款人提供最多為330,000,000港元之循環備用貸款，作為一般營運資金。」

承董事會命
公司秘書
湯鉅南

香港，二零零二年八月五日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

附註：

1. 凡有權出席上述通告所召開之股東大會並於會上投票之股東，均有權委任一名或以上代表代其出席及投票。受委代表毋須為本公司股東。倘委任一名以上代表，代表委任表格須列明各代表獲委任代表之股份數目。

2. 代表委任表格連同已簽署之授權書或其他授權文件(如有)或經公證人簽署證明之有關副本，須最遲於大會或其續會指定舉行時間48小時前送達本公司之註冊辦事處。



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTION

Granting of Guaranteed Unsecured Revolving Loan Facility by Brighten Lion Limited, an indirect wholly-owned subsidiary of K. Wah Construction Materials Limited, to Great Place Developments Limited, an indirect wholly-owned subsidiary of K. Wah International Holdings Limited

- Great Place and Brighten Lion entered into the Agreement on 22nd July, 2002 pursuant to which Brighten Lion has conditionally agreed to grant the Facility in the amount of HK$330 million to Great Place in the terms summarised below.
- The KWIH Directors consider that the Facility will allow the KWIH Group to better utilise the cash resources of the KWIH Group to capture any investment opportunity which may arise for its property development business. On the other hand, the KWCM Directors consider that the granting of the Facility represents a profitable opportunity for the KWCM Group to invest its cash resources which will generate a reasonable yield when compared to market.
- KWCM is presently owned indirectly as to about 67.7% by KWIH. Accordingly, the Transaction constitutes a connected transaction for each of KWIH and KWCM. The Agreement is conditional upon, amongst other things, (i) the approval of the KWIH Independent Shareholders at the SGM; and (ii) the approval of the KWCM Independent Shareholders at the EGM.
- Circulars of KWIH and KWCM will be despatched to the shareholders of KWIH and KWCM respectively as soon as practicable.

THE AGREEMENT

Date : 22nd July, 2002

Parties to the Agreement : Borrower: Great Place
Guarantor: KWIH
Lender: Brighten Lion

Principal terms of the Facility

Pursuant to the Agreement, Brighten Lion has conditionally agreed to grant the Facility, which is unsecured, to Great Place on the following principal terms:

1. Facility amount: principal amount of up to a maximum of HK$330 million revolving loan facility
2. Facility term:
   (i) if, not less than 2 months prior to the First Maturity Date (as defined below), either party to the Agreement serves a written notice ("First Maturity Notice") to the other stipulating that the Facility is to be terminated on the 3rd anniversary ("First Maturity Date") of the date of the First Drawdown (as defined in Clause 4 below), the term of the Facility will be three years from date of First Drawdown; or
   (ii) if Brighten Lion exercises its right pursuant to Clause 6 (ii) below, the Facility term will be four years maturing on the 4th anniversary of the date of the First Drawdown; or
   (iii) if neither the First Maturity Notice nor the Early Expiry Notice (as defined in Clause 6 (ii) below) is served, the Facility will automatically be extended for two years from the First Maturity Date
3. Availability period: the period commencing on the date on which the Agreement becomes unconditional and ending on the Date of Final Repayment (as referred to in Clause 6 below);
   notwithstanding this provision and other terms in the Agreement, Brighten Lion will have the right after the First Maturity Date to serve a notice on Great Place requiring it to drawdown all or part of the undrawn and uncancelled portion of the Facility within 3 months of the date of such notice, failing which the undrawn and uncancelled portion of the Facility as at the end of the said 3 month period shall be automatically cancelled and shall not be available for borrowing.
4. Drawdown: a drawing must be made within two months from the date on which the Agreement becomes unconditional and the first drawing of the Facility ("First Drawdown") shall be for a minimum of HK$50 million; further drawings may be made by Great Place under the Facility (up to an aggregate of HK$330 million) at any time within the Availability Period
5. Repayment: subject to the date of Final Repayment as referred to in Clause 6 below, every drawing under the Facility must be repaid in full on the last day of the interest period applicable to that drawing which shall be for a duration of 3 months
6. Date of Final Repayment: being (as the case may be):
   (i) the First Maturity Date if a First Maturity Notice is served by any party to the Agreement; or
   (ii) the fourth anniversary of the date of First Drawdown (the "Early Expiry Date") if Brighten Lion serves a notice (the "Early Expiry Notice") on Great Place demanding repayment of all amounts owing by Great Place under the Facility on the fourth anniversary of the date of the First Drawdown, and such notice is served not less than 2 months prior to the Early Expiry Date; or
   (iii) the fifth anniversary of the date of the First Drawdown if the First Maturity Notice and the Early Expiry Notice have not been served by the relevant party
7. Interest rate: interest payable every three months in arrears at the rate equal to three months HIBOR plus 2.38% per annum
8. Fee: a front end fee calculated at 0.36% of the maximum amount of the Facility is payable by Great Place to Brighten Lion on the date on which the Agreement becomes unconditional
9. Default interest: three month HIBOR plus 4% per annum
10. Guarantee: guarantee and indemnity from KWIH (the "Guarantee") in favour of Brighten Lion in respect of the obligations of Great Place under the Agreement
11. Financial undertakings: Great Place and KWIH have undertaken to ensure that, before the loan is fully repaid,
    (i) the consolidated net tangible assets of the KWIH Group at any time is not less than HK$1,500 million; and
    (ii) the Consolidated Total Net Borrowings of the KWIH Group shall not at any time exceed 150% of its consolidated net tangible assets plus any amount attributable to minority interests

Conditions of the Agreement

The Agreement is conditional upon the fulfillment of the following conditions:-

1. the approval of the KWIH Independent Shareholders at the SGM for the Agreement and the transactions contemplated therein;
2. the approval of the KWCM Independent Shareholders at the EGM for the Agreement and the transactions contemplated therein; and
3. completion and delivery of the Guarantee to be given by KWIH in favour of Brighten Lion and certain other documentation principally relating to the constitutional documents of Great Place and KWIH and other procedural matters in a form acceptable to Brighten Lion.

If any of the conditions of the Agreement is not fulfilled in accordance with the Agreement on or before 30th September, 2002 (or other later date as may be agreed by the parties to the Agreement), the Agreement shall terminate whereupon none of the parties thereto shall have any rights or claims against or owing to the other under the Agreement except in respect of those arising from any antecedent breaches or pursuant to certain provisions in the Agreement.

Determination of the terms of the Facility

The Agreement has been entered into on normal commercial terms after arms length negotiations between the parties thereto. In particular, the interest margin of 2.38% over HIBOR has been determined by reference to the interest rates charged by local banks for similar unsecured borrowings after taking into account the revolving nature and the term of the Facility.

REASONS FOR THE TRANSACTION

For the KWIH Group

The KWIH Group is principally engaged in property development and investment and, through its subsidiary, KWCM, in the production, sale and distribution of construction materials and the operation of quarries in Hong Kong and mainland China.

The KWIH Directors consider that, the construction sector in Hong Kong has experienced an extremely severe cyclical downturn in recent years. The sector will remain soft but the KWIH Directors are hopeful of a medium-term recovery led by planned infrastructure projects and increased Urban Renewal activities. The KWIH Directors are also optimistic about the prospects of the property market in mainland China in view of the sustained economic growth, increases in household income and consumption power, entry into the WTO and the 2008 Olympics. The KWIH Group currently finances its development projects principally from internal resources and banking facilities.

The KWIH Directors consider that the Facility will allow the KWIH Group better to utilise the cash resources of the KWIH Group, including the KWCM Group. The Facility will also provide the KWIH Group with a flexible source of financing at a reasonable cost to capture future investment opportunities which may arise for its property businesses in Hong Kong should the market recover and in the growing market of mainland China.

For the KWCM Group

The KWCM Group is principally engaged in the production, sale and distribution of construction materials and the operation of quarries in Hong Kong and mainland China.

The KWCM Group has recorded satisfactory financial results in recent financial years and has been able to generate positive cash flow and accumulate substantial cash resources from its operations. The KWCM Group recorded profit attributable to shareholders of HK$112.8 million for the year ended 31st December, 2001 (as compared to HK$166.3 million for the year ended 31st December, 2000 and HK$143.5 million for the nine months ended 31st December, 1999). The reduced profit for the year ended 31st December, 2001 due to the soft construction market conditions in Hong Kong has been partly compensated by the increased profit from operations in mainland China, particularly in Shanghai, and interest income of approximately HK$25.4 million generated from the investment in a note instrument issued by KWIH (which was fully redeemed in June 2002 prior to maturity). The KWCM Directors expect that the restructuring of the Hong Kong economy will take time to materialise and that contributions from the Hong Kong operation would, in the meantime, be further reduced before recovery. To enhance its future profitability, the KWCM Group will, in the long run, continue to explore suitable investment opportunities to expand its product range and business presence in major cities in mainland China in the light of a favourable market outlook arising from mainland China's entry to WTO and the commencement works for Beijing's 2008 Olympics.

The KWCM Directors consider that, in the absence of any imminent investment targets requiring immediate use of cash resources, the granting of the Facility to the KWIH Group represents a profitable opportunity for the KWCM Group to utilise its spare cash resources to generate a reasonable medium-term yield when compared to market. To the extent that the Facility is drawn down and utilised, the KWCM Group will earn interest on its spare cash resources at a rate which is 2.38% per annum in excess of the rate offered by local banks for three month deposits.

As at 30th June, 2002, the KWCM Group had cash holdings in excess of HK$580 million. The Facility to be provided by Brighten Lion to Great Place pursuant to the Agreement will be funded from the internal resources of the KWCM Group.

GENERAL

Financial impact

The directors of each of KWIH and KWCM do not expect that the Facility will have any material impact on the business operation or financial condition of the KWIH Group or the KWCM Group.

Compliance requirement

KWCM is presently held indirectly as to about 67.7% by KWIH. Accordingly, the Transaction constitutes a connected transaction for each of KWIH and KWCM. The Agreement is conditional upon approval by the KWIH Independent Shareholders and the KWCM Independent Shareholders at the SGM and the EGM respectively.

The Lui Family, who as controlling shareholders of KWIH are deemed to be interested in the Transaction, and their associates will abstain from voting to approve the Transaction at the SGM and the EGM.

Equitas Capital Limited has been appointed as the financial adviser to KWIH and KWCM in connection with the Transaction.

Independent board committees

An independent board committee of KWIH and an independent board committee of KWCM have been formed for the purpose of advising the KWIH Independent Shareholders and the KWCM Independent Shareholders respectively on the Transaction. Independent financial advisers will be appointed to advise the respective independent board committees of KWIH and KWCM on the same.

Despatch of circulars

A circular of KWIH containing, amongst other things, details of the terms of the Agreement, summaries of the principal terms and conditions of the Facility, the respective advice from the independent board committee of KWIH and the independent financial adviser thereto, and a notice of the SGM will be despatched to the shareholders of KWIH as soon as practicable.

A circular of KWCM containing, amongst other things, details of the terms of the Agreement, summaries of the principal terms and conditions of the Facility, the respective advice from the independent board committee of KWCM and the independent financial adviser thereto, and a notice of the EGM will be despatched to the shareholders of KWCM as soon as practicable.

DEFINITIONS

"Agreement"	the conditional agreement dated 22nd July, 2002 entered into between, Great Place and Brighten Lion in relation to the Facility
"associate(s)"	shall have the meaning ascribed to it in the Listing Rules
"Brighten Lion"	Brighten Lion Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of KWCM
"Consolidated Total Net Borrowings"	the aggregate of all the liabilities in respect of financial indebtedness of the KWIH Group (determined on a consolidated basis in accordance with generally accepted accounting principles and practices in Hong Kong) but deducting any cash in hand or at bank belonging to the KWIH Group
"EGM"	an extraordinary general meeting of KWCM to be convened to approve, amongst other things, the Agreement and the transactions contemplated therein or any adjournment thereof
"Facility"	the guaranteed unsecured revolving loan facility granted by Brighten Lion to Great Place pursuant to the terms of the Agreement
"Great Place"	Great Place Developments Limited, a limited company incorporated in the British Virgin Islands and an indirect wholly-owned subsidiary of KWIH
"HIBOR"	Hong Kong interbank offered rates per annum for Hong Kong dollar deposits quoted on the Reuters screen and calculated pursuant to the Facility
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"KWCM"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong, the shares of which are listed and dealt in on the Stock Exchange
"KWCM Director(s)"	the director(s) of KWCM
"KWCM Group"	KWCM and its subsidiaries
"KWCM Independent Shareholders"	shareholders of KWCM (other than the Lui Family and their associates) who are entitled to attend and vote at the EGM on the Agreement and the transactions contemplated therein
"KWIH"	K. Wah International Holdings Limited, a company incorporated in Bermuda, the shares of which are listed and dealt in on the Stock Exchange
"KWIH Director(s)"	the director(s) of KWIH
"KWIH Group"	KWIH and its subsidiaries (including, unless the context requires otherwise, the KWCM Group)
"KWIH Independent Shareholders"	shareholders of KWIH (other than the Lui Family and their associates) who are entitled to attend and vote at the SGM on the Agreement and the transactions contemplated therein
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Lui Family"	Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Ms. Paddy Tang Lui Wai Yu
"PRC" or "China"	the People's Republic of China
"SGM"	a special general meeting of KWIH to be convened to approve, amongst other things, the Agreement and the transactions contemplated therein or any adjournment thereof
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transaction"	the transaction contemplated under the Agreement
"HK$"	Hong Kong dollars

By Order of the Board
K. Wah International Holdings Limited
Steven Tong Kui Nam
Company Secretary

By Order of the Board
K. Wah Construction Materials Limited
Steven Tong Kui Nam
Company Secretary

Hong Kong, 22nd July, 2002



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
（於百慕達註冊成立之有限公司）



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立之有限公司）

關連交易

由輝亨有限公司
（嘉華建材有限公司之間接全資附屬公司）
向GREAT PLACE DEVELOPMENTS LIMITED
（嘉華國際集團有限公司之間接全資附屬公司）
批出有擔保無抵押循環融資備用貸款

- Great Place與輝亨於二零零二年七月二十二日訂立協議，據此，輝亨有條件同意向Great Place批出為數港幣330,000,000元之備用貸款，條款概述如下。
- 嘉華國際董事認為，備用貸款將有助嘉華國際集團以更有效地利用嘉華國際集團之現金資源，以把握於物業發展業務可能出現之投資機會。另一方面，嘉華建材董事認為，批出備用貸款對嘉華建材集團而言，屬有利可圖之機會，將現金資源投資於帶來相對市場而言為合理之回報。
- 嘉華國際目前間接擁有嘉華建材之權益約67.7%。因此，交易分別構成嘉華國際及嘉華建材之關連交易。協議須待(其中包括)(i)嘉華國際獨立股東於嘉華國際股東特別大會上批准；及(ii)嘉華建材獨立股東於嘉華建材股東特別大會上批准，方可作實。
- 嘉華國際及嘉華建材將分別盡快向嘉華國際及嘉華建材之股東寄發通函。

協議

日期：　二零零二年七月二十二日

訂立協議各方：　借款人：Great Place
擔保人：嘉華國際
放款人：輝亨

備用貸款之主要條款

根據協議，輝亨有條件同意向Great Place批出無抵押備用貸款，主要條款如下：

1. 備用貸款金額：　本金額最多為港幣330,000,000元之循環備用貸款
2. 備用貸款年期：
   (i) 倘訂立協議其中一方在首個到期日(定義見下文)前不少於兩個月向對方發出書面通知(「首個到期通知」)，訂明備用貸款由首次提取(定義見下文第4條)起計三週年(「首個到期日」)終止備用貸款，則備用貸款年期將由首次提取起計三年；或
   (ii) 倘輝亨根據下文第6(ii)條行使權力，則備用貸款年期將為四年，由首次提取起計四週年到期；或
   (iii) 倘並無發出首個到期通知或提早到期通知(定義見下文第6(ii)條)，則備用貸款將自動由首個到期日起延期兩年。
3. 可供提取期間：　由協議成為不附帶條件之日起至最後還款日期(定義見下文第6條)止之期間；

   儘管輝亨受本條文及協議其他條款限制，惟於首個到期日後將有權向Great Place發出通知，要求Great Place由接獲有關通知之日起三個月內提取全部或部份未提取及未註銷之備用貸款部份，否則備用貸款之未提取及未註銷部份將於上述三個月期間結束時自動註銷，並將不能供借出
4. 提取：　備用貸款須由協議成為不附帶條件之日起計兩個月內作出首次提取，而首次提取之備用貸款(「首次提取」)須最少為港幣50,000,000元；Great Place可於可供提取期間隨時再度提取備用貸款(合計最多為港幣330,000,000元)
5. 還款：　在下文第6條所述之最後還款日期所規限下，所提取之每項備用貸款必須在適用於所提取金額之計息期間(3個月)最後一天悉數償還
6. 最後還款日期：　即(視乎情況而定)：
   (i) 倘訂立協議其中一方發出首個到期通知，則為首個到期日；或
   (ii) 倘輝亨向Great Place發出通知(「提早到

嘉華建材集團於最近之財政年度均錄得理想之財務業績，並已產生正數之現金流量及自其業務累積大量現金資源。截至二零零一年十二月三十一日止年度，嘉華建材集團錄得股東應佔溢利港幣112,800,000元，而截至二零零零年十二月三十一日止年度為港幣166,300,000元及截至一九九九年十二月三十一日止九個月為港幣143,500,000元。因香港建造市場狀況疲弱導致截至二零零一年十二月三十一日止年度之溢利減少，部份已由中國內地業務(尤其是上海)之增加溢利及投資於由嘉華國際發行之票據工具(於二零零二年六月到期日前全數贖回)所賺取約港幣25,400,000元之利息收入補償。嘉華建材董事預期，香港經濟重拾升軌需時，而與此同時，香港業務之貢獻於復甦前將會進一步削減。為提高未來盈利，長遠來說，鑒於因中國加入世貿及北京二零零八年奧林匹克運動會工程動工所產生之有利市場前景，嘉華建材集團將會物色合適之投資機會，擴充其產品種類及於中國內地主要城市擴大業務。

嘉華建材董事認為，由於並無即時之投資目標須即時動用現金資源，批出備用貸款予嘉華國際集團是嘉華建材集團有利可圖之機會，可利用其盈餘現金資源賺取相對於市場而言為合理之中期回報。倘若提供及動用備用貸款，嘉華建材集團將利用其盈餘現金資源按較本地銀行三個月存款利率高2.38厘年利率之利率賺取利息。

於二零零二年六月三十日，嘉華國際集團手頭持有之現金逾港幣580,000,000元。將由輝亨根據協議提供予Great Place之備用貸款將會由嘉華建材集團之內部資源撥支。

一般事項

財務影響

嘉華國際及嘉華建材之董事各自預期，備用貸款將不會對嘉華國際集團或嘉華建材集團之業務經營或財務狀況造成任何重大影響。

符合規定

嘉華建材目前由嘉華國際間接持有約67.7%權益。因此，交易分別構成嘉華國際及嘉華建材之關連交易。協議須待嘉華國際獨立股東及嘉華建材獨立股東分別於各自之股東特別大會上批准，方告作實。

呂氏家族(為嘉華國際之控股股東)及彼等之聯繫人被視為於交易中擁有權益，須於嘉華國際股東特別大會及嘉華建材股東特別大會上放棄對批准交易投票表決。

盈均財務顧問有限公司已就交易獲委任為嘉華國際及嘉華建材之財務顧問。

獨立董事委員會

嘉華國際獨立董事委員會及嘉華建材獨立董事委員會現已組成，以就交易分別向嘉華國際獨立股東及嘉華建材獨立股東提供意見。獨立財務顧問將會獲委任，以就交易分別向嘉華國際及嘉華建材各自之獨立董事委員會提供意見。

寄發通函

一份載有(其中包括)協議之條款詳情，備用貸款之主要條款及條件概要、嘉華國際獨立董事委員會及嘉華國際獨立財務顧問各自之意見及嘉華國際股東特別大會通告之嘉華國際通函，將會盡快寄發予嘉華國際股東。

一份載有(其中包括)協議之條款詳情，備用貸款之主要條款及條件概要、嘉華建材獨立董事委員會及嘉華建材獨立財務顧問各自之意見及嘉

(ii) 倘輝亨根據下文第6(ii)條行使權力，則備用貸款年期將為四年，由首次提取起計四週年到期；或

(iii) 倘並無發出首個到期通知或提早到期通知（定義見下文第6(ii)條），則備用貸款將自動由首個到期日起延期兩年。

3. 可供提取期間： 由協議成為不附帶條件之日起至最後還款日期（定義見下文第6條）止之期間；

儘管輝亨受本條文及協議其他條款限制，惟於首個到期日後將有權向Great Place發出通知，要求Great Place由接獲有關通知之日起三個月內提取全部或部份未提取及未註銷之備用貸款部份，否則備用貸款之未提取及未註銷部份將於上述三個月期間結束時自動註銷，並將不能供借出

4. 提取： 備用貸款須由協議成為不附帶條件之日起計兩個月內作出首次提取，而首次提取之備用貸款（「首次提取」）須最少為港幣50,000,000元；Great Place可於可供提取期間隨時再度提取備用貸款（合計最多為港幣330,000,000元）

5. 還款： 在下文第6條所述之最後還款日期所規限下，所提取之每項備用貸款必須在適用於所提取金額之計息期間（3個月）最後一天悉數償還

6. 最後還款日期： 即（視乎情況而定）：

(i) 倘訂立協議其中一方發出首個到期通知，則為首個到期日；或

(ii) 倘輝亨向Great Place發出通知（「提早到期通知」），要求Great Place由首次提取起計四週年悉數償還備用貸款金額，而有關通知於提早到期日前不少於兩個月發出，則由首次提取起計四週年（「提早到期日」）；或

(iii) 倘有關訂約方並無發出首個到期通知及提早到期通知，則由首次提取起計五週年

7. 利率： 每三個月期末支付之利息按相等於三個月香港銀行同業拆息利率加年利率2.38厘計算

8. 費用： Great Place須於協議成為不附帶條件之日，向輝亨支付按最高備用貸款金額0.36%計算之前期費用

9. 如期款項利息： 三個月香港銀行同業拆息利率加年利率4厘

10. 擔保： 嘉華國際為Great Place根據協議之責任而向輝亨作出之擔保及彌償保證（「擔保」）

11. 財務承諾： Great Place與嘉華國際已承諾確保於悉數償還借款前，

(i) 嘉華國際集團之綜合有形資產淨值，於任何時間不會少於港幣1,500,000,000元；及

(ii) 嘉華國際集團之綜合借貸淨值總額，於任何時間不得超過綜合有形資產淨值加應佔少數股東權益之任何金額之150%

協議之條件

協議須待下列條件達成後，方告作實：

1. 嘉華國際獨立股東於嘉華國際股東特別大會上批准協議及根據協議預計進行之交易；
2. 嘉華建材獨立股東於嘉華建材股東特別大會上批准協議及根據協議預計進行之交易；及
3. 將由嘉華國際提供，以輝亨為受益人之擔保完成及送達，及獲輝亨接納之若干有關Great Place及嘉華國際之組織章程文件及其他程序事項之若干其他文件完成及送達。

倘任何協議條件未能根據協議或於二零零二年九月三十日（或協議訂約各方可能協定之其他較後日期）前達成，協議將會終止，據此，訂約各方概無根據協議擁有任何權利或可向對方提出索償或欠負對方，惟因任何事前違反或根據協議若干條文所產生者則除外。

釐定貸款條款

協議乃經協議訂約各方根據正常商業條款按公平原則磋商後訂立。其中較香港銀行同業拆息利率高2.38厘之息差，乃經參考本地銀行就類似無抵押借貸（經考慮循環性質及備用貸款之條款）所收取之利率後釐定。

進行交易之原因

有關嘉華國際集團

嘉華國際集團主要從事物業發展及投資及透過其附屬公司嘉華建材從事建築材料生產、銷售及分銷以及於香港及中國內地經營石礦場。

嘉華國際董事認為，香港建造業於近年經歷甚為嚴重之週期性下滑。建造業表現仍然疲弱，惟嘉華國際董事希望會因規劃基建項目及市區重建活動增加而帶動中期復甦。鑒於經濟持續增長、家庭收入及消費能力提高、加入世貿及主辦二零零八年奧林匹克運動會，嘉華國際董事亦對中國內地之物業市場前景抱樂觀態度。現時，嘉華國際集團主要以內部資源及銀行融資為其發展項目提供資金。

嘉華國際董事認為，備用貸款將使嘉華國際集團更有效地利用嘉華國際集團（包括嘉華建材集團）之現金資源。備用貸款亦將為嘉華國際集團以合理成本提供具靈活性之資金來源，以把握未來因市場復甦導致香港物業業務可能出現及中國內地市場不斷發展之投資機會。

有關嘉華建材集團

嘉華建材集團主要從事生產、銷售及分銷建築材料及於香港及中國內地

580,000,000元。將由輝亨根據協議提供予Great Place之備用貸款將會由嘉華建材集團之內部資源撥支。

一般事項

財務影響

嘉華國際及嘉華建材之董事各自預期，備用貸款將不會對嘉華國際集團或嘉華建材集團之業務經營或財務狀況造成任何重大影響。

符合規定

嘉華建材目前由嘉華國際間接持有約67.7%權益。因此，交易分別構成嘉華國際及嘉華建材之關連交易。協議須待嘉華國際獨立股東及嘉華建材獨立股東分別於各自之股東特別大會上批准，方告作實。

呂氏家族（為嘉華國際之控股股東）及彼等之聯繫人被視為於交易中擁有權益，須於嘉華國際股東特別大會及嘉華建材股東特別大會上放棄對批准交易投票表決。

盈均財務顧問有限公司已就交易獲委任為嘉華國際及嘉華建材之財務顧問。

獨立董事委員會

嘉華國際獨立董事委員會及嘉華建材獨立董事委員會現已組成，以就交易分別向嘉華國際獨立股東及嘉華建材獨立股東提供意見。獨立財務顧問將會獲委任，以就交易分別向嘉華國際及嘉華建材各自之獨立董事委員會提供意見。

寄發通函

一份載有（其中包括）協議之條款詳情，備用貸款之主要條款及條件概要、嘉華國際獨立董事委員會及嘉華國際獨立財務顧問各自之意見及嘉華國際股東特別大會通告之嘉華國際通函，將會盡快寄發予嘉華國際股東。

一份載有（其中包括）協議之條款詳情，備用貸款之主要條款及條件概要、嘉華建材獨立董事委員會及嘉華建材獨立財務顧問各自之意見及嘉華建材股東特別大會通告之嘉華建材通函，將會盡快寄發予嘉華建材股東。

釋義

「協議」	指	Great Place與輝亨於二零零二年七月二十二日就備用貸款訂立之有條件協議
「聯繫人」	指	具有上市規則賦予之涵義
「輝亨」	指	輝亨有限公司，一間於香港註冊成立之公司，並為嘉華建材之間接全資附屬公司
「綜合借貸淨值總額」	指	有關嘉華國際集團財務債務之所有負債總和（乃根據香港公認會計準則及慣例之綜合基準釐定），惟已扣除任何屬嘉華國際所有之手頭現金或銀行現金
「嘉華建材股東特別大會」	指	嘉華建材將予召開以批准（其中包括）協議及根據協議預計進行之交易之股東特別大會或其任何續會
「備用貸款」	指	根據協議之條款，由輝亨批出予Great Place之有擔保無抵押循環融資備用貸款
「Great Place」	指	Great Place Develpments Limited，一間於英屬處女群島註冊成立之有限公司，並為嘉華國際之間接全資附屬公司
「香港銀行同業拆息利率」	指	香港銀行同業就港幣存款提供之年利率，於路透社熒幕報價及根據備用貸款計算
「香港」	指	中國香港特別行政區
「嘉華建材」	指	嘉華建材有限公司，一間於香港註冊成立之公司，其股份在聯交所上市及買賣
「嘉華建材董事」	指	嘉華建材之董事
「嘉華建材集團」	指	嘉華建材及其附屬公司
「嘉華建材獨立股東」	指	有權出席嘉華建材股東特別大會，並於會上就協議及根據協議預計進行之交易投票表決之嘉華建材股東（呂氏家族及其聯繫人除外）
「嘉華國際」	指	嘉華國際集團有限公司，一間於百慕達註冊成立之公司，其股份在聯交所上市及買賣
「嘉華國際董事」	指	嘉華國際之董事
「嘉華國際集團」	指	嘉華國際及其附屬公司（除文義另有所指外，包括嘉華建材集團）
「嘉華國際獨立股東」	指	有權出席嘉華國際股東特別大會，並於會上就協議及根據協議預計進行之交易投表決之嘉華國際股東（呂氏家族及其聯繫人除外）
「上市規則」	指	聯交所證券上市規則
「呂氏家族」	指	呂志和博士、呂耀東先生及鄧呂慧瑜女士
「中國」	指	中華人民共和國
「嘉華國際股東特別大會」	指	嘉華國際將予召開以批准（其中包括）協議及根據協議預計進行之交易之股東特別大會或其任何續會
「聯交所」	指	香港聯合交易所有限公司
「交易」	指	根據協議預計進行之交易
「港幣」	指	香港貨幣

承董事會命
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
嘉華建材有限公司
公司秘書
湯鉅南

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

FINAL SCRIP DIVIDEND WITH CASH OPTION FOR THE YEAR ENDED 31ST DECEMBER 2001

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the final scrip dividend for the year ended 31st December 2001 is HK$0.6308.

Further to the circular to shareholders of K. Wah Construction Materials Limited (the "Company") dated 30th May 2002 describing arrangements for the payment of the final scrip dividend of HK$0.025 per ordinary share of HK$0.10 each of the Company ("Share"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$0.6308.

The discounted market value is HK$0.6308, being the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 31st May 2002 to 6th June 2002, both days inclusive, which was HK$0.664, less five per cent discount, rounding down such figure to four decimal places.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

$$\text{Number of Shares held on 30th May 2002 for which cash election is not made} \times \frac{\text{HK\$0.025}}{\text{HK\$0.6308}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31st December 2001 and will rank in full for all future dividends and distributions which may be declared, made or paid.

Shares representing fractional entitlements will not be distributed to shareholders, but will be aggregated and sold for the benefit of the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.025 per Share will be posted to shareholders at their own risk on 10th July 2002.

Shareholders who wish to receive all or part of their final dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Registrars, Central Registration Hong Kong Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 28th June 2002. Dealings in the new Shares to be allotted as the final scrip dividend is expected to commence on 11th July 2002.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 6th June 2002

經濟日報- 二OO二年六月七日



嘉華建材有限公司

(於香港註冊成立之有限公司)

截至二零零一年十二月三十一日止年度之末期以股代息(附有選擇現金之權利)

用以計算配發予本公司股東作為截至二零零一年十二月三十一日止年度之末期以股代息之新股份數目之折讓市值為每股港幣0.6308元。

繼於二零零二年五月三十日致嘉華建材有限公司(「本公司」)股東概述以股代息之安排之通函後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份(「股份」)之港幣0.025元代息股份數目之折讓市值為每股股份港幣0.6308元。

該折讓市值為港幣0.6308元，乃由二零零二年五月三十一日起至二零零二年六月六日止五個交易日(首尾兩天包括在內)一股股份在香港聯合交易所有限公司之平均收市價港幣0.664元再折讓百分之五(約數至小數點後四個位)。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部份股權可收取下列數目之代息股份：

於二零零二年五月三十日持有未有選擇收取現金之現有股數 × 港幣0.025元 / 港幣0.6308元

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益(截至二零零一年十二月三十一日止年度之末期股息除外)，可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份配額將不會派發予股東，但將會彙集及出售，所得收益撥歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.025元之股息單將於二零零二年七月十日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部份以現金收取末期股息以代替新股份，務須於二零零二年六月二十八日下午四時前將選擇表格填妥並交回本公司在香港之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－1716室。將予配發作為末期以股代息之新股份預期將於二零零二年七月十一日開始買賣。

承董事會命
公司秘書
湯鉅南

香港，二零零二年六月六日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉 華 建 材 有 限 公 司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman and Managing Director)*
Albert To Tak Pui
Paddy Tang Lui Wai Yu

Non-executive Directors:
Dr. Chan Nai Keong, CBE, JP
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, OBE, JP*
Yip Hing Chung, MBE, JP*

* *Independent Non-executive Directors*

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

30th May 2002

To the Shareholders

Dear Sir or Madam,

Final Scrip Dividend with Cash Option for the Year Ended 31st December 2001

Introduction

At the annual general meeting of K. Wah Construction Materials Limited ("the Company") held today, it was resolved that a final dividend for the year ended 31st December 2001 of

HK$0.025 per issued share of the Company of HK$0.10 each (a "Share") be paid to shareholders whose names appear on the register of members on 30th May 2002. It was also resolved that such dividend should be satisfied by way of scrip dividend by an allotment of new Shares credited as fully paid in accordance with the Memorandum and Articles of Association of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend.

Particulars of the Final Dividend

Shareholders have the following choices in respect of the final dividend:

(i) an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of final dividend which Shareholders could elect to receive in cash in respect of HK$0.025 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) final dividend of HK$0.025 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 31st May 2002 to 6th June 2002 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 6th June 2002 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made on 7th June 2002. **The last day on which shareholders will be entitled to make their choice of the above alternatives is 28th June 2002.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 30th May 2002 and for which elections to receive the final dividend in cash are not lodged with the Company's share registrars on or before 28th June 2002, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 30th May 2002 for which cash election is not made} \times \frac{\text{HK\$0.025}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the final dividend for the year ended 31st December 2001 and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The scrip dividend will also be to the advantage of the

Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the final dividend in cash were received in respect of all the existing Shares registered as at 30th May 2002, the total cash dividend payable by the Company would be approximately HK$30,447,000.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities (Disclosure of Interests) Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the final dividend for the year ended 31st December 2001 which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Registrars, Central Registration Hong Kong Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 28th June 2002.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's registrars in Hong Kong, Central Registration Hong Kong Limited, before 4:00 p.m. on 28th June 2002.

Shareholders Resident Outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of the final

dividend for the year ended 31st December 2001. No person receiving in any territory outside Hong Kong a copy of this letter and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. Your Board will exercise the discretion granted to it under the articles of association of the Company not to allot New Shares as dividend to the shareholders with registered addresses in territories outside Hong Kong where, in the opinion of the Directors, it would or might, be unlawful or impracticable to allot New Shares in such places in satisfaction of the final dividend for the year ended 31st December 2001. These shareholders will receive such dividend and all future dividends wholly in cash. No Forms of Election will be sent to such shareholders.

Listing And Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Company's Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on The Stock Exchange of Hong Kong Limited. On no other stock exchanges are any part of the Shares of the Company listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 10th July 2002 and dealings in such Shares will commence on 11th July 2002. In the unlikely event that the New Shares are not admitted to listing by The Stock Exchange of Hong Kong Limited before 10th July 2002, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation And Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Dr. Lui Che Woo
Chairman

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應向　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問諮詢。

閣下如已售出或轉讓所有名下之嘉華建材有限公司股份，應立即將本通函及附奉之選擇表格(如適用)交予買主或經手買賣的銀行、股票經紀或其他代理商，以便轉交買主。



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司

(於香港註冊成立之有限公司)

執行董事：
呂志和博士，MBE，太平紳士， LLD(主席)
呂耀東(副主席及董事總經理)
陶德培
鄧呂慧瑜

非執行董事：
陳乃強博士，CBE，太平紳士
張惠彬博士，太平紳士*
鄭慕智，OBE，太平紳士*
葉慶忠，MBE，太平紳士*

* 獨立非執行董事

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啓者：

截至二零零一年十二月三十一日止年度
之末期以股代息(附有選擇現金之權利)

緒言

於今日舉行之嘉華建材有限公司(「本公司」)股東週年大會上，決議派發截至二零零一年十二月三十一日止年度之末期股息本公司每股面值港幣0.10元之已發行股份(「股份」)港

幣0.025元予二零零二年五月三十日名列股東名冊上之股東。同時亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該等股息，而股東可選擇全部或部份收取現金以替代股份股息。

末期股息詳情

有關此次末期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股(「新股」)，獲發新股之總折讓市值(定義見下文)相等於股東應可選擇收取現金股息每股港幣0.025元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派末期股息現金港幣0.025元；或

(iii) 部份收取新股及部份收取現金。

為計算應配發新股之數目，每股新股之折讓市值(「折讓市值」)指由二零零二年五月三十一日起至二零零二年六月六日止(首尾兩天計算在內)五個交易日內一股股份於香港聯合交易所有限公司之平均收市價再折讓百份之五(只計算至小數點後四個數字)。因此，須待二零零二年六月六日辦公時間完結後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零二年六月七日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零二年六月二十八日。**

若股東未有於二零零二年六月二十八日或以前將選擇表格交回本公司之股份過戶登記處以選擇收取現金作末期股息，則就其名下於二零零二年五月三十日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \text{於二零零二年五月三十日持有未有選擇收取現金之現有股數} \times \frac{\text{港幣0.025元}}{\text{折讓市值}}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益(截至二零零一年十二月三十一日止年度之末期股息除外)，可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益撥歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對

本公司而言，以股代息亦屬有利，股東就全部或部份股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

以股代息之影響

倘股東選擇將其名下於二零零二年五月三十日已登記之全部現有股份，均收取現金作末期股息，則本公司須支付之現金股息總額將約為港幣30,447,000元。

本公司股東務請留意以股代息可引致一些股東（其或有須具報權益）須遵照證券（披露權益）條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

選擇表格

隨函附奉選擇表格。**倘　閣下擬按上述基準獲配發新股份作為　閣下有權收取之截至二零零一年十二月三十一日止年度之全數末期股息，則毋須辦理任何手續。惟倘　閣下擬全數收取現金以代替新股作為股息或部份以現金，而餘額以配發新股份作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零二年六月二十八日下午四時交回香港皇后大道東183號合和中心17樓1712-1716室本公司之股份過戶登記處香港中央證券登記有限公司。**倘　閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘　閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下，　閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。　閣下可選擇填交選擇表格，使　閣下日後所收取之股息全數為現金以代替新股，直至本公司之股份過戶登記處接獲書面通知撤銷該項選擇指示為止。　閣下不得就名下部份股份固定選擇長期收取現金股息。

選擇表格不會寄予前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零二年六月二十八日下午四時前與本公司於香港之股份過戶登記處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為截至二零零一年十二月三十一日止年度之末期股息。任何於香港以外地區之人士如接獲本函件及／或選擇表格，

概不得將有關文件視作向其發出之邀請，除非該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定。

股份並未根據香港以外任何司法地區之適用證券規例登記。董事會可行使其根據本公司之公司細則獲授予之酌情權，不向其登記地址乃在香港以外且董事認為配發新股作為股息，可能或將屬違法或不可行之地區之股東配發新股作為截至二零零一年十二月三十一日止年度之末期股息。該等股東收取之該項股息及日後收取之所有股息將全數以現金派發。彼等將不會獲發給選擇表格。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算系統交收買賣本公司股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在香港聯合交易所有限公司上市及掛牌買賣，本公司股份之任何部份概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交香港聯合交易所有限公司。預期有關該等股份之股票及股息單將於二零零二年七月十日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零二年七月十一日開始買賣。倘在極不可能之情況下，新股於二零零二年七月十日前不獲香港聯合交易所有限公司批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部份收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。如對於應採取之行動有任何疑問，應諮詢　閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

諸位股東　台照

主席
呂志和博士
謹啓

二零零二年五月三十日

The Standard on 31 May 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

ADOPTION OF A NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

At the Annual General Meeting of the Company held on 30th May 2002, the resolutions relating to adoption of the Share Option Scheme and termination of the then existing share option scheme of the Company were duly passed.

Reference is made to the circular of the Company dated 26th April 2002 in respect of, among other things, the proposals for adoption of the Share Option Scheme and termination of the then existing share option scheme of the Company (the "Circular"). Terms used in this announcement shall have the same meaning as defined in the Circular unless provided otherwise.

The Board of the Company is pleased to announce that at the Annual General Meeting of the Company held on 30th May 2002, the resolutions relating to adoption of the Share Option Scheme and termination of the then existing share option scheme of the Company were duly approved by the shareholders of the Company. The Directors confirm that the Share Option Scheme complies with Chapter 17 of the Listing Rules.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 30th May 2002



嘉華建材有限公司

(於香港註冊成立之有限公司)

採納新認股權計劃及終止現有認股權計劃

在本公司於二零零二年五月三十日舉行的股東週年大會上，已正式通過決議案，批准採納認股權計劃，以及終止本公司當時的現有認股權計劃。

茲提述本公司於二零零二年四月二十六日刊發的通函，內容關於(其中包括)建議採納認股權計劃，以及終止本公司當時的現有認股權計劃(「該通函」)。除文義另有指明外，本公佈所用詞彙與該通函所界定者具有相同涵義。

本公司董事會欣然宣佈，本公司股東於二零零二年五月三十日舉行的股東週年大會上，已正式通過決議案，批准採納認股權計劃，以及終止本公司當時的現有認股權計劃。董事會確認，認股權計劃符合上市規則第十七章。

承董事會命
公司秘書
湯鉅南

香港，二零零二年五月三十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in K. Wah Construction Materials Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

This circular should be read in conjunction with the accompanying Annual Report and Accounts for the year ended 31st December, 2001.



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

PROPOSALS RELATING TO ADOPTION OF SHARE OPTION SCHEME, GENERAL MANDATE TO REPURCHASE SHARES and AMENDMENT OF ARTICLES OF ASSOCIATION

The notice convening an Annual General Meeting to be held on 30th May, 2002, at which, among others, the above proposals will be considered, is set out on pages 7 to 11 of the Annual Report and Accounts for the year ended 31st December, 2001 sent together with this circular.

The action to be taken by Shareholders is set out under the section headed "Notice of Annual General Meeting" of the Letter from the Chairman on page 6. Whether or not you propose to attend the Annual General Meeting you are requested to complete and return the form of proxy enclosed with the Annual Report and Accounts in accordance with the instructions printed thereon as soon as possible.

26th April, 2002

CONTENT

Page

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"affiliate"	any company which is (a) a holding company of the Company; or (b) a subsidiary of a holding company of the Company; or (c) a subsidiary of the Company; or (d) a controlling shareholder of the Company; or (e) a company controlled by a controlling shareholder of the Company; or (f) a company controlled by the Company; or (g) an associated company of a holding company of the Company; or (h) an associated company of the Company;
"Annual General Meeting"	the annual general meeting of the Company to be held at Academy Rooms, Grand Stanford Inter-Continental Hong Kong at 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on 30th May, 2002 at 10:30 a.m., notice of which is set out on pages 7 to 11 of the Annual Report and Accounts for the year ended 31st December, 2001
"associate"	has the meaning set out in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"Company"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong with limited liability and whose securities are listed on the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"control"	means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company and any person who owns beneficially, either directly or through one or more controlled companies, more than 30% of the voting securities of a company (or such lower amount as may from time to time be specified in the Codes on Takeovers and Mergers approved by the Securities and Futures Commission (as amended from time to time) being the control for triggering a mandatory general offer) shall be deemed to control such company and "is controlled by" and "controlling" shall have the corresponding meanings
"Directors"	the directors of the Company
"Employee"	any person employed (on a full-time or part-time basis) by the Company or any affiliate and any person who is a senior executive or director (whether executive or non-executive) of the Company or any affiliate
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"KWIH"	K. Wah International Holdings Limited, a company incorporated in Bermuda the shares of which are listed on the Stock Exchange
"Latest Practicable Date"	22nd April, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"Option"	means an option to subscribe for Shares granted pursuant to the Share Option Scheme;
"Option Holder"	any Participant who accepts an offer of the grant of an Option in accordance with the terms of the Share Option Scheme or (where the context so permits) the legal personal representatives of such Participant
"Participant"	a Qualifying Grantee or his related trusts and companies
"Qualifying Grantee"	any Employee or any consultant, agent, representative or adviser of the Company or any affiliate; or any person who provide goods or services to the Company or any affiliate; or any customer or contractor of the Company or any affiliate; or any business ally or joint venture partner of the Company or any affiliate; or any trustee of any trust established for the benefit of Employees
"related trusts and companies"	means, in relation to a Qualifying Grantee who is an individual, a trust solely for the benefit of the Qualifying Grantee or his immediate family members, and companies controlled solely by the Qualifying Grantee or his immediate family members
"Share Option Scheme"	the share option scheme proposed to be adopted at the Annual General Meeting, the principal terms of which are set out in the Appendix I
"Share(s)"	Ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	Holders of Share(s) in issue
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholders"	has the meaning ascribed thereto in the Listing Rules
"HK$ and cents"	Hong Kong dollar and cents respectively, the lawful currency of Hong Kong
"%"	per cent



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman and Managing Director)*
Albert To Tak Pui
Paddy Tang Lui Wai Yu

Non-executive Directors:
Dr. Chan Nai Keong, CBE, JP
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, OBE, JP*
Yip Hing Chung, MBE, JP*

* *independent Non-executive Directors*

Registered Office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

26th April, 2002

**PROPOSALS RELATING TO
ADOPTION OF SHARE OPTION SCHEME,
GENERAL MANDATE TO REPURCHASE SHARES
and
AMENDMENT OF ARTICLES OF ASSOCIATION**

*To Shareholders and for information only,
existing option holders*

Dear Sirs or Madam,

SHARE OPTION SCHEME

The Directors propose to adopt the Share Option Scheme which will be put to Shareholders for approval at the Annual General Meeting to be held on 30th May, 2002.

The Share Option Scheme constitutes a share option scheme governed by Chapter 17 of the Listing Rules and the adoption of the Share Option Scheme is subject to the approval of the Shareholders at the Annual General Meeting.

Application has been made to the Stock Exchange for the approval of the listing of and permission to deal in the Shares to be issued pursuant to the exercise of Options granted under the Share Option Scheme. Implementation of the Share Option Scheme is subject to such approvals, listing and permission to deal being granted.

The Directors believe that attracting and motivating high quality personnel is a key in the success and growth of the Company. The existing share option scheme of the Company, which was adopted on 23rd June, 2000 and would expire on 8th September, 2010, only allows the Company to grant options to employees and executive directors of the Group. The Directors believe that the Share Option Scheme could provide Qualifying Grantees, which would include those who are not employees or executive directors of the Group, with the opportunity of participating in the growth of the Company by acquiring shares in the Company and could, in turn, assist in the attraction and retention of Qualifying Grantees who have made contribution to the success of the Company. The purpose of the Share Option Scheme is to provide incentives to the Qualifying Grantees to contribute further to the Company. To ensure that this purpose is achieved by granting option to Qualifying Grantees who are regarded as valuable human resources of the Group based on their years of service, work experience and knowledge in the industry or who have contributed to the growth and success of the Group based on their performance, provision of goods and services, term of relationship with the Group and other relevant factors, the rules of the Share Option Scheme provide that the Board is empowered with the authority to determine the terms and conditions of any Option based in each case on relevant factors as the Board considers appropriate. The Board believes that the authority given to the Board under the Share Option Scheme to specify any minimum holding period and/or performance targets as conditions in any Option granted and the requirement for a minimum subscription price as well as the selection criteria prescribed by the rules of the Share Option Scheme will serve to protect the value of the Company as well as to achieve the purpose of the Share Option Scheme.

It is proposed that subject to the adoption of the Share Option Scheme, the approval of the Share Option Scheme by the shareholders of KWIH as mentioned below and the grant of approval by the Stock Exchange of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the Share Option Scheme, the existing share option scheme of the Company be terminated with effect from the date on which all such conditions are fulfilled. No option has been granted under the existing share option scheme of the Company. The Company has no intention to grant any options under the existing share option scheme before the date of the Annual General Meeting. As at the Latest Practicable Date, there are options relating to 39,344,000 Shares granted by the Company pursuant to its previous share option schemes which are valid and outstanding and which will remain valid under the respective share option schemes under which they had been granted. These previous share option schemes include a scheme adopted on 10th September, 1991 and expired on 9th September, 1996 and a scheme adopted on 10th September, 1996 and expired on 9th September, 2000.

In addition to the requisite approvals being obtained from the Stock Exchange as mentioned above, implementation of the Share Option Scheme is subject and conditional upon the passing of an ordinary resolution at the annual general meeting (to be held on 30th May, 2002) of KWIH, the Company's holding company to approve the Share Option Scheme. Where the provisions of the Share Option Scheme require the Company to seek the approval of Shareholders or independent non-executive directors of the Company, corresponding approval must also be obtained from the shareholders or independent non-executive directors of KWIH in accordance with Rule 17.01(4) of the Listing Rules.

The Directors consider that it is not appropriate to state the value of all options that can be granted pursuant to the Share Option Scheme as if they had been granted at the Latest Practicable Date. The Directors believe that any statement regarding the value of the options as at the Latest Practicable Date will not be meaningful to the Shareholders, taking into account the number of variables which are crucial for the calculation of the option value which have not been determined. Such variables include the exercise price, exercise period, any lock-up period, any performance targets set and other relevant variables such as the options may become lapsed or cancelled prior to the normal expiry of their respective option periods on the happening of certain events as specified in the Share Option Scheme which are not predictable or controllable by the Directors.

A summary of the principal terms of the Share Option Scheme is set out in Appendix I to this circular. This serves as a summary of the terms of the Share Option Scheme but does not constitute the full terms of the same. The full terms of the Share Option Scheme may be inspected at the registered office of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong from the date of this circular up to and including the date of the Annual General Meeting and at the Annual General Meeting.

PROPOSAL FOR A GENERAL MANDATE TO REPURCHASE SHARES

Pursuant to the Listing Rules and the Hong Kong Companies Ordinance, listed companies incorporated in Hong Kong may in certain circumstances, if authorised by their Articles of Association, purchase their own shares.

On 31st May, 2001, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Under the Hong Kong Companies Ordinance and the Listing Rules, this general mandate will lapse at the conclusion of the forthcoming Annual General Meeting. An ordinary resolution will therefore be proposed at the forthcoming Annual General Meeting to be held on 30th May, 2002 for the grant of this general mandate.

GENERAL MANDATE TO REPURCHASE SHARES

The ordinary resolution set out in item 5.1 of the notice of the Annual General Meeting, if passed, will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares at any time until the next annual general meeting of the Company following the passing of the ordinary resolution or such earlier period as stated in the ordinary resolution up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing the resolution (the "Repurchase Mandate").

The explanatory statement required under Rule 10.06(1)(b) of the Listing Rules to provide Shareholders with all the information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution approving the Repurchase Mandate and the memorandum of the terms of the proposed repurchases required under Section 49BA(3)(b) of the Companies Ordinance is set out in Appendix II to this circular.

AMENDMENT OF ARTICLES OF ASSOCIATION

New legislation came into force in Hong Kong on 4th January, 2002 and the Listing Rules were amended which enable the Company, in accordance with the applicable laws of its place of incorporation and its constitutional documents, to offer Shareholders (i) the choice to receive a summary financial report (the "Summary Financial Report") in place of the Annual Report and Accounts; (ii) the choice to choose not to receive a printed copy of the Summary Financial Report or the Annual Report and Accounts as well as notices and other documents and to rely on the versions of these documents that will be published on the website of the Company; and (iii) the choice of receiving the English language or Chinese language version of documents. The Company wishes to be more environmental friendly in conducting its business and hence seek the approval of Shareholders to increase flexibility by allowing the Company to offer all or any of the above choices to Shareholders in the event that it becomes desirable to do so. Details of the proposed amendments are set out in Appendix III to this circular. If the special resolution set out in item 7 of the notice of the Annual General Meeting is passed and in compliance with the Listing Rules, the Company will be able to offer Shareholders the choice to receive either the Summary Financial Report or the Annual Report and Accounts, to receive such documents, notices and other documents in printed copy, through the Company's computer network or by means of other forms of electronic communication, and in English or Chinese. It should be noted that even if Shareholders vote in favour of this special resolution, they will still be able to choose to receive printed copies of the Annual Report and Accounts, notices and other documents.

NOTICE OF ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, ordinary resolutions to adopt the Share Option Scheme and to terminate the existing share option scheme of the Company and to approve the Repurchase Mandate; and the special resolution to amend the Articles of Association of the Company, is set out in the Annual Report and Accounts for the year ended 31st December, 2001 accompanying this circular.

There is enclosed a form of proxy for use at the Annual General Meeting. You are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the Annual General Meeting, whether or not you intend to be present at the Annual General Meeting. The completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting should you so wish.

In accordance with the requirements of the Listing Rules, the Company will publish in the newspapers an announcement on the outcome of the Annual General Meeting in respect of the resolution relating to the adoption of the Share Option Scheme on the business day following the date of the Annual General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors believe that the proposals for the adoption of the Share Option Scheme, the termination of the existing share option scheme of the Company, the grant of the Repurchase Mandate and the amendment of the Articles of Association of the Company are in the interests of the Company and the Shareholders. Accordingly the Board recommends the Shareholders should vote in favour of all of these resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Dr. Lui Che Woo
Chairman

SHARE OPTION SCHEME

The following is a summary of the principal terms of the Share Option Scheme proposed to be approved at the Annual General Meeting:

(a) Purpose

The purpose of the Share Option Scheme is to attract and retain the best quality personnel for the development of the Company's businesses; to provide additional incentives to Employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of the Company by aligning the interests of Option Holders to Shareholders.

(b) Who may join

On and subject to the terms of the Share Option Scheme and the requirements of the Listing Rules, the Board may offer to grant an Option to any Qualifying Grantee and any of their respective related trusts and companies as the Board may in its absolute discretion select.

(c) Approval of the shareholders or independent non-executive directors of KWIH

Insofar and for so long as (i) the Listing Rules so require; (ii) KWIH is the holding company of the Company; and (iii) the shares of KWIH are listed on the Stock Exchange, any provision in the Share Option Scheme requiring the approval of the Shareholders or independent non-executive directors (as the case may be) of the Company shall be construed as also requiring the approval of the shareholders or independent non-executive directors (as the case may be) of KWIH. Where such provisions require the Company to issue a circular to its Shareholders prior to seeking their approval, KWIH shall also issue a circular to its shareholders prior to seeking their approval.

(d) Administration

The Share Option Scheme shall be subject to the administration of the Board. The Board's administrative powers include the authority, in its discretion:

(i) to select Qualifying Grantee to whom Options may be granted under the Share Option Scheme;

(ii) to determine, subject to the requirements of the Listing Rules and the law, the time of the grant of Options;

(iii) to determine the number of Shares to be covered by each Option granted under the Share Option Scheme;

(iv) to approve forms of option agreements;

(v) to determine the terms and conditions of any Option based in each case. Such terms and conditions may include:

- the exercise price;
- the period within which the Shares must be taken up under the Option, which must not be more than 10 years from the date of grant;
- the minimum period, if any, for which an Option must be held before it can vest (the Share Option Scheme itself does not specify any minimum holding period);
- the performance targets, if any, that must be achieved before the Option can be exercised (the Share Option Scheme itself does not specify any performance targets);
- the amount, if any, payable on application or acceptance of the Option and the period within which payments or calls must or may be made or loans for such purposes must be repaid;
- prior notification being given to the Company of up to 24 hours of any intended sale of Shares allotted and issued upon exercise of the Option;

(vi) to construe and interpret the terms of the Share Option Scheme and Options granted pursuant to the Share Option Scheme;

(vii) to prescribe, amend and rescind rules and regulations relating to the Share Option Scheme, including rules and regulations relating to sub-schemes established for the purpose of qualifying for preferred treatment under foreign laws and for benefits intended solely for any particular type of Qualifying Grantees;

(viii) subject to the requirements of the Listing Rules, to vary the terms and conditions of any option agreement (provided that such variation is not inconsistent with the terms of the Listing Rules and the Share Option Scheme).

(e) Grant of Option

On and subject to the terms of the Share Option Scheme and the requirements of the Listing Rules, the Board shall be entitled at any time within 10 years commencing on the date of adoption to make an offer for the grant of an Option to any Qualifying Grantee as the Board may in its absolute discretion select.

(f) Restriction on time of grant of Option

An offer of the grant of an Option may not be made after a price sensitive event or a price sensitive matter has been the subject of a decision, until such price sensitive information has been publicly disseminated in accordance with the Listing Rules. In particular, but only insofar as and for so long as the Listing Rules require, no Option may be granted during the period commencing one month immediately preceding the earlier of (i) the date of the Board meeting

(as such date is first notified to the Stock Exchange) for the approval of the Company's interim or annual results; and (ii) the deadline for the Company to publish its interim or annual results announcement, and ending on the date of the results announcement.

(g) Payment on acceptance of Option offer

HK$1.00 is payable by the grantee to the Company on acceptance of the Option offer.

(h) Subscription price

The subscription price in respect of any particular Option shall be such price as the Board may in its absolute discretion determine at the time of grant of the relevant Option but the subscription price shall not be less than whichever is the higher of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant; (ii) the average closing prices of the Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a share.

(i) Option period

The period within which the Shares must be taken up under an Option shall be determined by the Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant Option.

(j) Rights are personal to grantee

An Option shall be personal to the grantee and shall not be assignable or transferable.

(k) Rights attaching to Shares allotted

The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the Articles of Association of the Company for the time being in force and will rank pari passu with the fully paid Shares in issue on the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment or, if that date falls on a day when the register of members of the Company is closed, the first day of the reopening of the register of members, other than any dividend or other distribution previously declared or recommended or resolved to be paid or made with respect to a record date which shall be before the date of allotment, or, if later, before the date of registration of the allotment in the register of members of the Company.

(l) Rights on death

If an Option Holder (or in the case of an Option Holder which is a related trust or company of a Qualifying Grantee, the relevant Qualifying Grantee) dies, the Option may be exercised (notwithstanding that the option period may not yet have commenced) within such period of time as is specified for the purpose of this paragraph in the option agreement (but in no event later than the expiration of the term of such Option as set forth in the option agreement).

In the absence of a specified time in the option agreement, the Option shall remain exercisable for 12 months (or such longer period as the Board shall decide) following the relevant Qualifying Grantee's death. The Option may be exercised within that period by the personal representatives of the Qualifying Grantee.

If the Option is not so exercised within the time specified above, the Option shall lapse.

(m) Rights on retirement, total permanent physical or mental disability or termination resulting from employer ceasing to be an affiliate

If an Option Holder (or in the case of an Option Holder which is a related trust or company of a Qualifying Grantee, the relevant Qualifying Grantee) becomes totally permanently physically or mentally disabled while a Qualifying Grantee or in the case of a Qualifying Grantee being an Employee, retires or ceases to be an Employee as a result of his employer ceasing to be an affiliate, the Option may be exercised (notwithstanding that the option period may not yet have commenced) within such period of time as is specified for the purpose of this paragraph in the option agreement (but in no event later than the expiration of the term of such Option as set forth in the option agreement).

In the absence of a specified time in the option agreement, the Option shall remain exercisable for 2 months (or such longer period as the Board shall decide) following the relevant Qualifying Grantee's retirement, total permanent physical or mental disability or cessation from being an Employee as a result of his employer ceasing to be an affiliate. The Option may be exercised within that period by the personal representatives of the Qualifying Grantee.

If the Option is not so exercised within the time specified above, the Option shall lapse.

An Employee shall be taken to have retired on the date the Employee retires upon or after reaching the age of 60 or such earlier age as the Board may determine from time to time.

(n) Termination for being guilty of serious misconduct etc.

If an Option Holder (or in the event of an Option Holder which is a related trust or company of a Qualifying Grantee, the relevant Qualifying Grantee) ceases to be a Qualifying Grantee for being guilty of serious misconduct, or having committed any act of bankruptcy or having become insolvent or having made any arrangements or composition with his creditors generally, or having been convicted of any criminal offence involving his integrity or honesty, the option shall immediately lapse.

(o) Rights on termination other than for death, retirement, permanent disability, termination resulting from employer ceasing to be an affiliate or misconduct

If an Option Holder (or in the case of an Option Holder which is a related trust or company of a Qualifying Grantee, the relevant Qualifying Grantee) ceases to be a Qualifying Grantee other than pursuant to paragraphs (l), (m) or (n), then, unless otherwise provided for the purpose of this paragraph in the Option Agreement, an Option Holder may exercise his Option within 2 months of such cessation (or such longer period as the Board may decide, but in no event later than the expiration of the term of such Option as set forth in the Option Agreement).

If, on the date of termination, the Option Holder is not vested as to his entire Option, then, unless otherwise provided in the Option Agreement or allowed by the Board, the Shares covered by the unvested portion of the Option shall lapse.

If the Option is not so exercised within the time specified above, the Option shall lapse.

(p) Right on takeover

If a general offer by way of takeover is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), and the offer becomes or is declared unconditional in all respects, the Option Holder shall be entitled to exercise the Option (to the extent not already exercised) at any time within 1 month (or such longer period as the Board shall decide) after the date on which the offer becomes or is declared unconditional.

(q) Rights on compromise or arrangement

If a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of the amalgamation of the Company with any other company or companies, the Company shall give notice to the Option Holder on the same date as it despatches the notice to each member or creditor of the Company summoning the meeting to consider such a compromise or arrangement, and thereupon the Option Holder (or his personal representatives) may until the expiry of the period commencing with such date and ending with the earlier of the date 2 calendar months thereafter or the date on which such compromise or arrangement is sanctioned by the court exercise any of his Options (to the extent not already exercised) whether in full or in part, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective, and upon such compromise or arrangement becoming effective, all Options shall lapse except insofar as previously exercised under the Share Option Scheme. The Company may require the Option Holder to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the Option Holder in the same position, as nearly as possible, as would have been the case had such Shares been subject to such compromise or arrangement.

(r) Rights on voluntary winding-up of the Company

In the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all Option Holders (together with a notice of the existence of the provisions of the Share Option Scheme relating to this paragraph (r)) and thereupon, each Option Holder (or his or her personal representatives) shall be entitled to exercise all or any of his Options (to the extent not already exercised) at any time not later than 2 business days prior to the proposed general meeting of the Company by giving notice in writing to the Company, accompanied by a remittance for the full amount of the aggregate subscription price for the Shares in respect of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Option Holder credited as fully paid.

(s) Lapse of Option

Subject to the discretion of the Board to extend the option period as referred to in paragraphs (d), (l), (m) and (o), and without prejudice to the authority of the Board to provide for additional situations where an Option shall lapse in any option agreement, an Option shall lapse automatically (to the extent not already exercised) on the earliest of (i) the expiry of the option period; (ii) the expiry of any of the periods referred to in paragraphs (l), (m), (n), (o), (p), (q) and (r); and (iii) the date on which the Board certifies that there has been a breach of paragraph (j).

(t) Cancellation of Option

Options granted but not exercised may be cancelled by the Company with the approval of the Participant. Where the Company cancels Options and offer to issues new ones to the same Qualifying Grantee, the issue of such new Options may only be made under the Share Option Scheme with available unissued Options (excluding the cancelled Options) within the limits set out in paragraph (u) below.

(u) Maximum number of Shares available under the Share Option Scheme

(i) *Overriding Limit*

The limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other schemes of the Company must not exceed 30% of the Shares in issue from time to time. No options may be granted under any schemes of the Company if this will result in the limit being exceeded.

(ii) *Mandate Limit*

In addition to the limit set out in sub-paragraph (u)(i) above and prior to the approval of a refreshed mandate limit as referred to in sub-paragraph (u)(iii) below, the total number of Shares which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% of the Shares in issue as at the date of adoption, being 121,679,040 Shares ("Mandate Limit") based on 1,216,790,404 issued Shares as at the Latest Practicable Date and assuming there is no change in the issued share capital of the Company prior to the date of adoption. Options lapsed in accordance with the terms of the Share Option Scheme or any other schemes will not be counted for the purpose of calculating the 10% limit.

(iii) *Refreshing of Mandate Limit*

The Company may by ordinary resolutions of the Shareholders refresh the Mandate Limit provided the Company shall issue a circular to Shareholders before such approval is sought. However, the total number of Shares which may be issued upon exercise of all options to be granted under all of the schemes of the Company under the limit as refreshed must not exceed 10% of the Shares in issue as at the date of approval of the limit. Options previously granted under the schemes (including those outstanding, cancelled, lapsed in accordance with the scheme or exercised options) will not be counted for the purpose of calculating the limit as refreshed.

(iv) *Grant to specifically identified Participants*

Specifically identified Participants may be granted Options beyond the Mandate Limit. The Company may in addition seek separate approval by its Shareholders in general meeting for granting Options beyond the Mandate Limit provided the Options in excess of the limit are granted only to Participants specifically identified by the Company and a circular is issued to Shareholders before such approval is sought. The date of board meeting for proposing such further grant should be taken as the date of grant for such grants.

(v) *Limit for each Participant*

The total number of Shares issued and to be issued upon exercise of Options (whether exercised or outstanding) in any 12-month period granted to each Participant must not exceed 1% of the Shares in issue. Any further grant of Options to a Participant which would exceed this limit is subject to separate approval by the Shareholders in general meeting with the relevant Participant and his associates (as defined in the Listing Rules) abstaining from voting provided the Company shall issue a circular to Shareholders before such approval is sought. The date of board meeting for proposing such further grant should be taken as the date of grant for such grants.

(v) Grant of Option to connected persons

Insofar and for so long as the Listing Rules so require, where any offer of an Option is proposed to be made to a director, chief executive or substantial shareholder of the Company or any of their respective associates, such offer must first be approved by the independent non-executive directors of the Company (excluding any independent non-executive director to whom the offer of an Option is proposed to be made). Insofar and for so long as the Listing Rules so require, unless specifically approved by the Shareholders in general meeting following the issue of a circular to Shareholders by the Company, no Option may be granted to any substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, which would result in the Shares issued and to be issued upon exercise of all options already granted or to be granted (including options exercised, cancelled and outstanding) to such person under the Share Option Scheme and any other scheme(s) of the Company in the 12-month period up to and including the date of board meeting for proposing such further grant (i) representing in aggregate over 0.1% of the issued share capital of the Company in issue; and (ii) having an aggregate value, based on the closing price of the Shares at the date of the board meeting for proposing such further grant, in excess of HK$5 million. In such general meeting, the grant of Options to the substantial shareholder or independent non-executive director, or any of their respective associates shall, for so long and insofar as the Listing Rules so require, be approved by the Shareholders of the Company by way of poll with all connected persons of the Company abstaining from voting, except that any connected person may vote against such resolution provided that he has informed the Company of his intention to do so and such intention has been stated in the relevant circular to Shareholders. The date of board meeting for proposing such further grant should be taken as the date of grant for such grants.

(w) Effects of reorganisation of capital structure

In the event of any alteration in the capital structure of the Company whilst any Option remains exercisable, whether by way of a capitalisation of profits or reserves (other than pursuant to a scrip dividend scheme), rights issue, consolidation or subdivision of shares or reduction of capital, such corresponding alterations (if any) shall be made to the number and/ or nominal amount of Shares subject to the Option so far as unexercised; the subscription price; and/or the maximum number of Shares subject to the Share Option Scheme, as the auditors shall certify in writing to the Board to be in their opinion fair and reasonable (except in the case of a capitalisation issue where no such certification shall be required), provided that: (i) any such alterations shall be made on the basis that the aggregate subscription price payable by an Option Holder on the full exercise of any Option shall remain as nearly as possible the same (but shall not be greater than) it was before such event; (ii) no such alterations shall be made the effect of which would be to enable a Share to be issued at less than its nominal value; and (iii) no such alterations shall be made the effect of which would be to increase the proportion of the issued share capital of the Company for which any Option Holder is entitled to subscribe pursuant to the Options held by him.

For the avoidance of doubt only, the issue of securities as consideration in a transaction shall not be regarded as a circumstance requiring any such alterations.

(x) Alteration to the Scheme

The Share Option Scheme may be altered in any respect by resolution of the Board except that the provisions of the Share Option Scheme relating to matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Option Holders or prospective Option Holders except with the prior sanction of a resolution of the Company in general meeting, provided that no such alteration shall operate to affect adversely the terms of issue of any Option granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the Option Holders as would be required of the Shareholders under the Articles of Association for the time being of the Company for a variation of the rights attached to the Shares. Any alterations to the terms and conditions of the Share Option Scheme, which are of a material nature and any change to the terms of the Options granted, shall be approved by the Shareholders, except where the alterations take effect automatically under the existing terms of the Share Option Scheme. The amended terms of the Share Option Scheme shall comply with the relevant requirements of Chapter 17 of the Listing Rules. Any change to the authority of the Board in relation to any alteration to the terms of the Share Option Scheme shall be approved by the Shareholders. Subject to the Listing Rules and the terms of the Share Option Scheme the Board may, at any time and in its absolute discretion, remove, waive or vary the conditions, restrictions or limitations imposed in an option agreement on compassionate or any other grounds.

(y) Termination of Share Option Scheme

The Company by resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme and in such event no further Options will be offered after the Share Option Scheme is terminated but in all other respects the provisions of the Share Option Scheme shall remain in full force and effect. All Options granted prior to such termination and not then exercised shall remain valid.

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Hong Kong Companies Ordinance.

1. SHARE CAPITAL

As at Latest Practicable Date, the issued share capital of the Company comprised 1,216,790,404 Shares. Subject to the passing of the relevant ordinary resolution approving the Repurchase Mandate and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 121,679,040 Shares.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from Shareholders to enable the Directors to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders. The Directors have no immediate plan to exercise the Repurchase Mandate.

3. FUNDING OF REPURCHASES

Repurchases of Shares will be funded entirely from the Company's available cash flow or working capital facilities, which will be funds legally available for the purchase in accordance with the Company's Articles of Association and the applicable laws of Hong Kong.

There might be a material adverse effect on the working capital requirements or gearing levels of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2001) in the event that the Repurchase Mandate is exercised in full at any time. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

2001	**Highest** *HK$*	**Lowest** *HK$*
April	0.550	0.475
May	0.630	0.530
June	0.580	0.500
July	0.560	0.520
August	0.560	0.480
September	0.520	0.390
October	0.455	0.400
November	0.460	0.415
December	0.470	0.415
2002		
January	0.475	0.425
February	0.680	0.430
March	0.630	0.550

5. GENERAL

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates, have any present intention if the Repurchase Mandate is approved by the Shareholders to sell any Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will only exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

If as a result of a repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("the Takeover Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 of the Takeover Code.

As at the Latest Practicable Date, a subsidiary of KWIH held 819,476,512 Shares representing approximately 67.35% of the issued share capital of the Company and for the purpose of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance"), a discretionary trust interested in more than one-third of the issued share capital of KWIH is deemed to be interested in the same 819,476,512 Shares. 3,593,155 Shares representing approximately 0.30% of the issued share capital of the Company were held by another discretionary trust. In accordance with the provisions of the SDI Ordinance, Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu, as directors of the Company, are deemed to be interested in these 819,476,512 Shares and

3,593,155 Shares as discretionary beneficiaries. In addition, save for the shareholdings interest disclosed hereinabove, these three directors have an aggregate interest (including family interests and corporate interests) in 79,866,576 Shares representing approximately 6.56% of the issued share capital of the Company.

Based on the above shareholdings, in the event that the power to repurchase Shares pursuant to the Repurchase Mandate is exercised in full, the interests as aforesaid of Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu would be increased to approximately 82.46% of the issued share capital of the Company which would reduce the public shareholdings to below 25%. Any purchase of Shares which results in the public shareholdings being reduced to less than 25% could only be implemented with the agreement of the Stock Exchange. Except in exceptional circumstances, such agreement would not normally be given by the Stock Exchange. The Directors have no present intention to exercise the Repurchase Mandate which will result in the public shareholdings being reduced to less than 25%.

No connected person, including a director, chief executive or substantial shareholder of the Company or any member of the Group or an associate of any of them (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

6. SHARE PURCHASE MADE BY THE COMPANY

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

The following sets out the proposed amendments to the Articles of Association of the Company:

(a) By inserting after the expression "dollars" in Article 2 the following new expressions:

""electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

"legislation" shall mean every ordinance (including any orders, regulations or other subordinate legislation made pursuant thereto or thereunder) applying to the Company from time to time;".

(b) By adding in Article 2 after the words "non-transitory form" in the definition of " "writing" or "printing" " the words "(including an electronic communication)".

The amended definition of "writing" or "printing" will be as follow:

""writing" or "printing" shall include writing, printing, lithography, photography, typewriting, photocopies, telecopier messages and every other mode of representing words or figures in a legible and non-transitory form (including an electronic communication).".

(c) By deleting Article 168(B) and substituting therefor the following:

"168(B) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and subject to Article 168(C), the Company will, in accordance with the Companies Ordinance and all other applicable legislation, deliver or send to every member of, and every holder of debentures of, the Company and every person registered under Article 46 and every other person entitled to receive notices of general meetings of the Company, a printed copy of the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance) at least twenty-one days before the date of the annual general meeting, provided that this Article shall not require a printed copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

168(C) The requirement to send to a person referred to in Article 168(B) the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance), whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with the Companies Ordinance and all other applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force, the Company publishes the relevant financial documents and if applicable, the summary financial report (each as defined in the Companies Ordinance), on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication), and that

person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.".

(d) By adding in Article 172 after the words "(provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Companies Ordinance)" the following:

"or by sending it in accordance with applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force on the Company's computer network".

(e) By adding in Article 172 after the words "In the case of joint holders of a share, all notices" the words "or documents".

The amended Article 172 pursuant to (d) and (e) above will be as follow:

"172 Any notice or document to be given or issued under these Articles shall be in writing, and may be served by the Company on any member either personally or by sending it through the post in a prepaid letter, envelope or wrapper addressed to such member at his registered address as appearing in the register or by delivering or leaving it at such registered address as aforesaid or (in the case of a notice) by advertisement in one English language daily newspaper and one Chinese language daily newspaper (provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Companies Ordinance) or by sending it in accordance with applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force on the Company's computer network. In the case of joint holders of a share, all notices or documents shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders.".

(f) By adding in the first line of Article 174 after the word "notice" the words "or document" and by adding at the end of Article 174 the following:

"Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed

to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network.".

The amended Article 174 will be as follow:

"174 Any notice or document sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof. Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network.".

(g) By adding the following as Article 174(A) after Article 174:

"Subject to applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force, any notice or document, including the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance), may be given to a member either in the English language or the Chinese language.".

(h) By adding in Article 177 after the words "registered address of any member" the words "or served by any means permitted by and".

The amended Article 177 will be as follow:

"177 Any notice or document delivered or sent by post to, or left at the registered address of any member or served by any means permitted by and in pursuance of these presents, shall notwithstanding that such member be then deceased or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any registered shares whether held solely or jointly with other persons by such member until some other person be registered in his stead as the holder or joint holder thereof, and such service shall for all purposes of these presents be deemed a sufficient service of such notice or document on his personal representatives and all persons (if any) jointly interested with him in any such shares."

此乃要件　請即處理

閣下如對本通函任何部份或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之嘉華建材有限公司股份全部**售出**，應立即將本通函及隨附之代表委任表格送交買主，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主。

本通函應與隨附之截至二零零一年十二月三十一日止年度之年報及賬目一併閱讀。



嘉華建材有限公司

（於香港註冊成立之有限公司）

採納認股權計劃、
購回股份一般授權及
修訂公司細則之建議

本公司謹訂於二零零二年五月三十日舉行股東週年大會，藉以（其中包括）考慮上述建議。召開大會的通告載於與本通函一併寄發的截至二零零一年十二月三十一日止年度的年報及賬目第7至11頁。

股東應採取之行動載於「主席函件」第6頁「股東週年大會通告」一節內。不論　閣下會否出席股東週年大會，均務請　閣下盡快按年報及賬目所附代表委任表格中所印備之指示填妥及交回表格。

二零零二年四月二十六日

目 錄

釋　義

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「聯屬公司」	指	(a)本公司的控股公司；或(b)本公司控股公司的附屬公司；或(c)本公司的附屬公司；或(d)本公司的控股股東；或(e)本公司控股股東所控制的公司；或(f)本公司所控制的公司；或(g)本公司控股公司的聯營公司；或(h)本公司的聯營公司
「股東週年大會」	指	本公司將於二零零二年五月三十日上午十時三十分假座香港九龍尖沙咀東部麼地道70號海景嘉福酒店翰林廳舉行的股東週年大會，大會通告載於截至二零零一年十二月三十一日止年度之年報及賬目第7至第11頁
「聯繫人」	指	上市規則所載涵義
「董事會」	指	本公司之董事會或獲董事會正式委任之委員會
「本公司」	指	嘉華建材有限公司，於香港註冊成立之有限公司，其證券在聯交所上市
「關連人士」	指	上市規則所載涵義
「控制權」	指	對一間公司的管理或政策有控制性影響的權力(除非該項權力僅因在該公司正式擔當若干職位而起)，而任何直接或透過一間或多間受控制公司實益擁有代表一間公司30%投票權(或證券及期貨事務監察委員會所批准的公司收購及合併守則(經不時修訂)不時訂明的較低數額，是為強制性全面收購建議的控制權觸發點)的證券的人士，須視為控制該公司，而「控制」及「被控制」等字眼亦有相應涵義
「董事」	指	本公司董事
「僱員」	指	本公司或任何聯屬公司所僱用的任何人士(不論全職或兼職)及任何擔任本公司或任何聯屬公司的高級行政人員或董事(不論是執行或非執行)的人士
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區

「嘉華國際」	指	嘉華國際集團有限公司，一間在百慕達註冊成立的有限公司，其股份在聯交所上市
「最後實際可行日期」	指	二零零二年四月二十二日，即本通函付印前確定本通函所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則(經不時修訂)
「認股權」	指	根據認股權計劃可認購股份之認股權
「認股權持有人」	指	根據認股權計劃的條款接納授出認股權之要約的任何參與者，或(如文義另有所指)該名參與者的法定遺產代理人
「參與者」	指	合資格承授人或其相關信託及公司
「合資格承授人」	指	本公司或任何聯屬公司的任何僱員或任何專家顧問、代理、代表或專業顧問；或向本公司或任何聯屬公司提供貨品或服務的任何人士；或本公司或任何聯屬公司的任何客戶或承辦商；或本公司或任何聯屬公司的任何業務夥伴或合營夥伴；或任何為僱員福利而設的信託的任何受託人
「相關信託及公司」	指	就個人合資格承授人而言，指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人的信託
「認股權計劃」	指	建議在股東週年大會上採納的認股權計劃，其主要條款載於附錄一
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	已發行股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	上市規則所賦予之涵義
「港元」及「仙」	分別指	香港法定貨幣港元及港仙
「%」	指	百分比



嘉 華 建 材 有 限 公 司

(於香港註冊成立之有限公司)

執行董事：
呂志和博士，MBE，太平紳士，LLD(主席)
呂耀東(副主席兼董事總經理)
陶德培
鄧呂慧瑜

非執行董事：
陳乃強博士，CBE，太平紳士
張惠彬博士，太平紳士*
鄭慕智，OBE，太平紳士*
葉慶忠，MBE，太平紳士*

* 獨立非執行董事

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

採納認股權計劃、購回股份一般授權及修訂公司細則之建議

敬啟者：

認股權計劃

董事建議採納認股權計劃，認股權計劃將於二零零二年五月三十日在股東週年大會上向股東提呈以尋求彼等批准。

認股權計劃構成一項受上市規則第十七章規管的認股權計劃，而採納認股權計劃須待股東在股東週年大會上批准。

本公司已向聯交所申請批准根據認股權計劃授出的認股權在行使時予以發行的股份上市及買賣。認股權計劃須待獲取該等批准並獲准上市及買賣後，方可實行。

董事相信，吸納優秀員工，鼓舞員工士氣，是本公司賴以成功及增長的關鍵。本公司現行認股權計劃於二零零零年六月二十三日採納，原於二零一零年九月八日屆滿，該計劃只容許本公司授出認股權予本集團的僱員及執行董事。董事相信，認股權計劃可為合資格承授人(包括並非本集團僱員或執行董事之人士)提供機會，獲取本公司的股份，參與本公司之發展，藉此吸引並挽留曾對本公司之成就作出貢獻的合資格承授人。認股權計劃旨在激勵合資格承授人，促使彼等進一步對本公司作出貢獻。本公司為確保能夠向屬於本集團寶貴人力資源的合資格承授人按其服務年期及在行內的工作經驗和知識授出認股權，或向該等曾對本集團的發展和成就作出貢獻的合資格承授人按其表現、貨品及服務供應、與本集團的關係及其他有關因素授出認股權，認股權計劃的規則授權董事會在不同情況根據彼等認為恰當的有關因素，釐定任何認股權的條款和條件。董事會相信，董事會根據認股權計劃獲授權力，規定最低持有期限及／或表現目標，作為授出任何認股權的條件及規定最低認購價以至認股權計劃的規則指定的挑選準則，將可保存本公司的價值，並可達致認股權計劃的目的。

現建議待認股權計劃獲採納、嘉華國際股東批准認股權計劃(如下文所述)、及聯交所批准根據認股權計劃授出的任何認股權在行使時予以發行的股份上市及買賣後，由上述所有條件達成當日開始，終止本公司現行認股權計劃。本公司並未有根據現行認股權計劃授出任何認股權。本公司目前無意在股東週年大會舉行之前根據現行認股權計劃授出認股權。於最後實際可行日期，本公司已經根據先前的認股權計劃授出合共可認購39,344,000股股份的認股權，該等認股權乃有效及未行使，並將在各有關的認股權計劃下仍然有效。該等先前的認股權計劃包括一項於一九九一年九月十日採納、一九九六年九月九日屆滿的計劃，以及一項於一九九六年九月十日採納、二零零零年九月九日屆滿的計劃。

除如上文所述須獲取聯交所授出的所需批准外，認股權計劃之實施須待本公司的控股公司嘉華國際在股東週年大會上(將於二零零二年五月三十日舉行)通過普通決議案批准認股權計劃後，方可作實。倘若認股權計劃的條文規定本公司必須取得本公司股東或獨立非執行董事批准，則必須遵照上市規則第17.01(4)條的規定，相應取得嘉華國際的股東或獨立非執行董事的批准。

董事認為並不適宜假設認股權在最後實際可行日期已經授出而訂定該等根據認股權計劃可予授出的認股權的價值。董事相信有關訂定任何認股權於最後實際可行日期的價值，對股東並無意義，原因是在計算認股權的價值時，需要考慮若干重要變數，而這些重要變數乃未能確定。該等變數包括行使價、行使期間、任何凍結期、所定的任何表現目標及其他有關變數，例如認股權可能在認股權計劃所述的若干事件發生時，於認股權期間正常屆滿期結束前失效或註銷，該等事件乃不可預知，而且在董事的控制範圍以外。

認股權計劃主要條款概要載於本通函附錄一。該等資料乃認股權計劃的條款概要，並非認股權計劃的全部條款。認股權計劃的條款全文可由本通函刊發日期起直至股東週年大會舉行當日為止(包括當日)於本公司的註冊辦事處查閱，地址為香港北角渣華道191號嘉華國際中心29樓，或於股東週年大會上查閱。

購回股份一般授權之建議

根據上市規則及香港公司條例，在香港註冊成立的上市公司可在若干情況下購回其本身的股份，惟須獲其公司細則授權進行。

於二零零一年五月三十一日，本公司向董事授出一般授權以行使本公司權力購回本公司股份。根據香港公司條例及上市規則，此項一般授權將於應屆股東週年大會結束時失效。故此本公司將於二零零二年五月三十日舉行的應屆股東週年大會上提出一項普通決通案，尋求授出此項授權。

購回股份之一般授權

股東週年大會通告第5.1項所載普通決議案倘獲通過，將會給予董事一項一般無條件授權，以行使本公司之權力，在該項普通決議案通過之後至本公司下屆股東週年大會舉行之日為止，或在該項普通決議案所述較早期間內，隨時最多購回本公司於該項決議案通過當日之已發行股本總面值的10%之股份(「購回授權」)。

上市規則第10.06(1)(b)條規定刊發一說明函件(以向股東提供有一切合理地需要的資料，供彼等在知情的情況下決定是否投票贊成通過購回授權)，及公司條例第49BA(3)(b)條規定刊發建議購回條款備忘，有關資料載於本通函附錄二。

修訂現行公司細則

二零零二年一月四日香港開始實施新的法例，而上市規則亦已經修訂，故此本公司可根據其註冊成立地點的適用法律及其公司細則文件，讓股東(i)選擇收取財務摘要報告（「財務摘要報告」）代替年報及賬目；(ii)選擇查閱在本公司網站刊登的財務摘要報告或年報及賬目以及通告及其他文件，代替收取該等文件的印刷本；及(iii)選擇收取純英文本或純中文本的文件。本公司希望在進行業務時可更加環保，故此尋求股東提升公司的靈活性，讓本公司在適宜之時，向股東提供上述全部或任何一項選擇。建議修訂詳見本通函附錄三。股東週年大會通告第7項所載特別決議案倘獲通過並符合上市規則的規定，本公司將可讓股東選擇收取財務摘要報告或年報及賬目全文、收取此等文件、通告及其他文件的印刷本或透過本公司的電腦網絡或以其他電子方式收取，並可選擇收取純英文版或純中文版的文件。務請注意，股東即使投票贊成此項特別決議案，仍可以選擇收取年報及賬目、通告及其他文件的印刷本。

股東週年大會通告

股東週年大會通告載有（其中包括）採納認股權計劃及終止本公司現行認股權計劃以及批准購回授權的普通決議案，以及修訂本公司之公司細則的特別決議案。大會通告載於本通函隨附的截至二零零一年十二月三十一日止年度的年報及賬目內。

本通函隨附一份在股東週年大會適用的代表委任表格。不論　閣下會否出席股東週年大會，　均務請　閣下按年報及賬目所附代表委任表格所印指示填妥表格，並於股東週年大會指定舉行時間四十八小時前交回本公司的註冊辦事處。填妥並交回代表委任表格後，　閣下仍可按本身意願出席股東週年大會並於會上投票。

根據上市規則的規定，本公司將於股東週年大會舉行後下一個營業日，在報章刊登股東週年大會有關採納認股權計劃的決議案的結果。

責任聲明

本通函乃遵照上市規則的規定提供有關本公司的資料。董事對本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實致使本通函所載任何內容有所誤導。

推薦意見

董事相信，採納認股權計劃、終止本公司現行認股權計劃、授出購回授權、及修訂本公司之公司細則的建議，全皆符合本公司及其股東之利益。故此，董事會建議股東投票贊成將於股東週年大會上提呈的決議案。

此致

諸位股東　台照
現時認股權持有人　參照

主席
呂志和博士
謹啟

二零零二年四月二十六日

認股權計劃

下列為建議於股東週年大會上批准的認股權計劃的主要條款概要：

(a) 目的

認股權計劃旨在吸引及挽留優秀人才，協力發展本公司業務；向僱員、專家顧問、代理、代表、專業顧問、貨品及服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與股東利益一致，促進本公司長遠達致財政上的成功。

(b) 合資格人士

根據認股權計劃的條款及上市規則的規定並在其規限下，董事會可向由其全權揀選的任何合資格承授人及彼等各自的任何相關信託及公司授出認股權。

(c) 嘉華國際股東或獨立非執行董事批准

只要(i)上市規則有所規定；(ii)嘉華國際是本公司的控股公司；及(iii)嘉華國際股份仍在聯交所上市，則認股權計劃當中規定獲得本公司股東或獨立非執行董事（視情況而定）批准的任何條文，須詮釋為同時規定獲得嘉華國際股東或獨立非執行董事（視情況而定）批准。倘若該等條文規定本公司在尋求股東批准前向股東發出通函，則嘉華國際亦須在尋求股東批准前向股東發出通函。

(d) 行政管理事宜

董事會負責管理認股權計劃。董事會的行政管理權力包括由其自行決定以下事宜的權力：

(i) 揀選根據認股權計劃授出認股權予何等合資格承授人；

(ii) 在上市規則及法例規定下，決定何時授出認股權；

(iii) 決定根據認股權計劃授出的各份認股權所涉及的股份數目；

(iv) 批准認股權協議的格式；

(v) 視乎特定情況決定任何認股權的條款和條件。該等條款和條件可包括：

- 行使價；
- 認股權項下股份必須接納的期限，該期限不得超過授出日期起計十年；
- 認股權歸屬前必須持有的最低期限(如有)(認股權計劃本身並不設任何最低持有期限)；
- 認股權行使前必須達致的最低目標表現(如有)(認股權計劃本身並不設任何最低目標表現)；
- 申請或接納認股權時須支付的數額(如有)及必須或可能付款或催繳或就此而言需要償還貸款的期限；
- 如有意出售在認股權行使時予以配發及發行的股份，須最少提早二十四小時向本公司發出事先通知；

(vi) 詮釋及解釋認股權計劃及據此授出的認股權的條款；

(vii) 規定、修訂及廢除認股權計劃有關的規則和規例，包括為合資格取得外國法律所賦予的優惠及任何僅為特定類別合資格承授人而設的利益而成立的從屬計劃的有關規則和規例；

(viii) 在上市規則的規定下，修改任何認股權協議的條款及條件(惟該項修改不得與上市規則及認股權計劃的條款不符)。

(e) 授出認股權

根據認股權計劃的條款及上市規則的規定並在其規限下，董事會有權於採納日期起計十年內，隨時向任何由董事會全權揀選的合資格承授人提出有關批授認股權的要約。

(f) 授出認股權之時限

認股權不得在股價敏感事件發生後或有待對股價敏感事件作出決定時授出，直至該等股價敏感資料已根據上市規則的規定公佈為止。尤其是(但只要在上市規則規定的範圍內)，緊接下列兩者中之較早日期前一個月起計，直至業績公佈當日為止，本公司概

不可授出任何購股權：(i)董事會就批准本公司中期或年度業績舉行董事會會議當日（該日期須預先知會聯交所）；及(ii)本公司需發表中期或年度業績公佈的最後期限。

(g) **接納認股權要約所付款項**

承授人接納認股權要約時須向本公司支付1港元。

(h) **認購價**

任何特定認股權的認購價須為董事會在授出有關認股權時全權釐定的價格，該認購價不得低於下列各項中之較高者：(i)於授出日期聯交所發出的日報表所列的股份收市價；(ii)在緊接授出日期前五個營業日聯交所發出的日報表所列的股份平均收市價；及(iii)一股股份的面值。

(i) **認股權期間**

認股權涉及的股份必須接納的期間由董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(j) **權利屬承授人個人所有**

認股權屬承授人個人所有，不得出讓或轉讓。

(k) **所配發股份所附權利**

行使認股權而獲配發的股份，須受本公司當時有效的公司細則的所有條文約束，並將會與配發當日的已發行繳足股份享有同等權益，或（如本公司在該日暫停辦理股份過戶登記手續）與股東名冊重開可供登記之首日的已發行繳足股份享有同等權益（即持有人可參與所有在配發當日或之後派付或作出的所有股息或其他分派），惟不包括任何在先前已宣派或建議或議決派付或作出的任何股息或其他分派，而且有關記錄日期在配發股份之前，或在股份配發登記在本公司股東名冊當日之前。

(l) **身故後的權利**

倘若認股權持有人(或倘為合資格承授人的相關信託或公司，則指有關的合資格承授人)身故，則認股權可於認股權協議內就本段事宜而言所訂定的期限內行使(即使認股權期間並未開始，但無論如何不得遲於認股權協議所載該項認股權期限屆滿之日)。

如認股權協議內並無訂定期限，則認股權可於有關的合資格承授人身故後十二個月內(或董事會決定的較長期限內)行使。認股權可於該段期間由合資格承授人遺產代理人行使。

倘若認股權未有在上述指定期限內行使，認股權將告失效。

(m) **退休、身體或神智方面完全永久傷殘或因僱主不再是聯屬公司而終止**

倘若認股權持有人(或倘為合資格承授人的相關信託或公司，則指有關的合資格承授人)，在身體或神智方面完全永久傷殘，而合資格承授人(或倘合資格承授人為僱員)倘退休或因其僱主不再是聯屬公司而終止其僱員身份，則認股權可於認股權協議內就本段事宜而言所訂定的期限內行使(即使認股權期間並未開始，但無論如何不得遲於認股權協議所載該項認股權期限屆滿之日)。

如認股權協議內並無訂定期限，則認股權可於有關的合資格承授人退休或在身體或神智方面完全永久傷殘或因其僱主不再是聯屬公司而終止其僱員身份後兩個月內(或董事會決定的較長期限內)行使。認股權可於該段期間由合資格承授人遺產代理人行使。

倘若認股權未有在上述指定期限內行使，認股權將告失效。

僱員在其年屆六十歲或以上或於董事不時釐定的較低歲數退休當日，即被視作已經退休論。

(n) **因嚴重失職等而終止**

倘若認股權持有人(或倘為合資格承授人的相關信託或公司，則指有關的合資格承授人)基於以下理由不再是合資格承授人，包括其：嚴重失職、或已有任何破產行動、或已無力償債、或已與其債權人全面達成任何安排或債務重組協議，或已在任何涉及其操守或誠信的刑事罪行中被判罪成，則認股權會隨即失效。

(o) 並非基於身故、退休、永久傷殘、因僱主不再是聯屬公司或失職而終止時的權利

倘若認股權持有人(或倘為合資格承授人的相關信託或公司，則指有關的合資格承授人)，基於第(l)、(m)或(n)段以外的理由不再是合資格承授人，則除非認股權協議內就本段事宜而言另有規定，否則認股權可於合資格承授人之身份終止起計兩個月內(或董事會決定的較長期限內)行使，但無論如何不得遲於認股權協議所載該項認股權期限屆滿之日。

倘若於終止當日認股權持有人並未獲歸屬其全數認股權，則除認股權協議內另有規定或獲董事會允許外，未歸屬的認股權涉及的股份須告失效。

倘若認股權未有在上述指定期限內行使，認股權將告失效。

(p) 獲提出收購時的權利

倘若所有股份持有人(或除卻收購人及／或由收購人控制的任何人士及／或與收購人聯合行動或一致行動的人士以外之所有人士)獲以收購方式提呈全面收購建議，而該項收購建議在各方面成為或宣佈為無條件，則認股權持有人有權於收購建議成為或宣佈為無條件之日後一個月內(或由董事會決定的較長期限)隨時行使認股權(以未行使的認股權為限)。

(q) 妥協或安排時的權利

倘本公司與其股東或債權人之間，就本公司與任何其他公司之合併作出妥協或安排，則本公司須於向股東或債權人發出通告召開考慮有關妥協或安排之大會之同日，向認股權持有人發出有關通知。該名認股權持有人(或其遺產代理人)有權於該日起計兩個曆月內或由該日起至法庭准許該項妥協或安排當日為止(取較短之期間)，行使其全數或部分認股權(以未行使的認股權為限)，惟上述之認股權行使事宜，須待該等妥協或安排獲法庭准許並且生效，方可進行。而在該等妥協或安排生效後，所有認股權均會失效，惟先前已根據認股權計劃行使者除外。本公司可要求認股權持有人轉讓或以其他方式處理在該等情況行使認股權而予以發行的股份，力求致使認股權持有人的處境與假設該等股份受到有關妥協或安排影響的處境保持不變。

(r) 本公司自願清盤時的權利

倘若本公司向股東發出通告召開股東大會，以考慮及酌情通過有關本公司自願清盤的決議案，本公司須於其向各股東寄發有關通知當日或在之後盡快向所有認股權持有人發出有關通知(連同認股權計劃內有關此(r)段的條文乃為存在的通知)，而各認股權持有人(或其遺產代理人)有權最遲於建議召開的股東大會舉行前兩個營業日，向本公司發出書面通知，並附夾該項通知所涉及的股份總認購價的全數款項，藉以行使其全數或部分認股權(以未行使的認股權為限)，而本公司須盡快(無論如何不得遲於緊接上述建議召開的股東大會舉行日期前的營業日)配發有關的入賬列作繳足股份予認股權持有人。

(s) 認股權失效

認股權(以尚未行使的認股權為限)將於下列事項發生時(以最早發生者為準)自動失效：(i) 認股權期間屆滿時；(ii)第(l)、(m)、(n)、(o)、(p)、(q)及(r)段所指的任何期間屆滿時；及(iii)董事會確認出現了第(j)段的違反事宜當日，惟董事會可自行決定延長第(d)、(l)、(m)及(o)段所指的認股權期限，且不影響董事在任何認股權協議規定認股權失效的其他情況之權力。

(t) 註銷認股權

本公司可在獲得參與者批准後，註銷已授出但尚未行使的認股權。倘若本公司註銷認股權，並向相同的合資格承授人提呈發出新認股權，則重新發行的認股權只可根據認股權計劃並在下文第(u)段所載限額之內，以未發行的認股權(不包括已註銷的認股權)授出。

(u) 認股權計劃項下的最高股份數目

(i) 主要限額

根據認股權計劃及本公司任何其他計劃授出及尚未行使之購股權在悉數行使時可予發行之股份總數，不得超過不時已發行股份之30%。本公司不得根據任何計劃授出任何會導致超出限額的認股權。

(ii) 授權限額

除上文第(u)(i)分段所述限額及在下文第(u)(iii)分段所指的重訂授權限額獲得批准之前，根據認股權計劃及本公司任何其他計劃授出之購股權在悉數行使時可予發行之股份總數，不得超過採納認股權計劃當日之已發行股份的10%，即121,679,040股股份(「計劃限額」)，該股數乃根據最後實際可行日期已發行股份1,216,790,404股股份計算，當中假設本公司在採納日期前已發行股本並無變動。根據認股權計劃及本公司任何其他計劃的條款而告失效的認股權，在計算該10%限額時將不會計算在內。

(iii) 重訂授權限額

本公司可由股東通過普通決議案重訂授權限額，惟在此之前必須先行向股東發出通函。然而，經重訂限額後根據本公司所有計劃授出之購股權在悉數行使時可予發行之股份總數，不得超過批准該限額當日已發行股份之10%。先前根據各計劃授出的認股權(包括未行使、已註銷、已根據計劃失效或已行使的認股權)，在計算經重訂限額時將不會計算在內。

(iv) 向特定參與者授出認股權

特定參與者可獲授超出授權限額的認股權。本公司可在股東大會上尋求股東另行批准授出超出授權限額的認股權，惟超出限額的認股權僅可授予本公司已經選定的參與者，並且在批准批准前向股東發出通函。建議進一步授出認股權的董事會會議，就該項批授而言被視作批授日期論。

(v) 各參與者的限額

各參與者於任何十二個月期間內獲授之認股權(不論已行使或尚未行使)在行使時發行及將予發行之股份總數，不得超過已發行股份之1%。如欲進一步授出超出此限額的認股權予參與者，必須經股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)須放棄對該項決議案投票，而本公司須在尋求批准前向股東發出通函。建議進一步授出認股權的董事會會議，就該項批授而言被視作批授日期論。

(v) 向關連人士授出認股權

只要在上市規則規定的範圍內，凡向本公司董事、行政總裁、主要股東或彼等各自的任何聯繫人授出認股權，均須經本公司獨立非執行董事(屬於認股權批授對象之獨立非執行董事除外)批准。只要在上市規則規定範圍內，除已向本公司股東發出通函並且獲股東在股東大會上特定批准外，舉凡向本公司主要股東或獨立非執行董事或彼等各自的聯繫人授出購股權，會導致該位人士在截至董事會舉行會議建議授出購股權之日(包括當日)止十二個月內，因根據認股權計劃及本公司任何其他計劃已授出或將授出之認股權(包括已行使、已註銷及未行使的認股權)悉數行使而發行及將予發行之股份，(i)佔本公司已發行股本合共超過0.1%；及(ii)根據股份在董事會舉行會議建議授出購股權之日的收市價計算，總值超過5,000,000港元者，均不得如此行事。在該股東大會上，向主要股東或獨立非執行董事或彼等各自的任何聯繫人授出認股權(只要在上市規則規定的範圍內)之事宜必須得到本公司股東以投票方式表決批准方可進行，而本公司所有關連人士必須放棄投票，惟倘該位關連人士已向本公司表明有意投票反對決議案而且此一意願已於致股東的有關通函內述明，則屬例外。建議進一步授出認股權的董事會會議，就該項批授而言被視作批授日期論。

(w) 股本結構重組的影響

倘若於任何認股權仍可行使時，本公司的股本結構發生變動，不論該等變動是源於將盈利或儲備撥充資本(根據以股代息計劃除外)、供股、本公司股份合併、股份拆細或股本削減，均須對下列項目作出相應的變動(如有)：尚未行使的認股權所涉及的股份數目及／或面值；認購價；及／或認股權計劃涉及的最高股份數目，並須獲核數師向董事會發出書面證明，指出彼等認為該等變動乃為公平合理(惟資本化發行並不須如此證明)。然而，(i)在任何該等調整後，該名承授人在行使全部認股權時應付的認購價總額，必須盡可能與作出調整前相同(但不可較大)；(ii) 任何該等調整均不得使股份以低於其面值發行；(iii)認股權持有人就其所持認股權而於本公司已發行股本中所持比例不得因任何該等調整而較作出調整前其所持比例為大。

為免生疑，茲述明發行證券作為交易代價並不視作為需要作出上述改動的情況。

(x) 計劃改動

認股權計劃可由董事會通過決議案在任何方面作出改動，惟在未經本公司於股東大會上通過決議案事先批准前，認股權計劃中有關上市規則第17.03條所述事項的條文，不得為認股權持有人或即將成為認股權持有人的人士的利益而作出修訂。任何該等改動不得對作出改動前已授出或同意授出的任何認股權的發行條款有任何不利影響，惟倘同意改動的認股權持有人數目，導致根據本公司當時的公司細則的規定須改動股份所附權利，則屬例外。認股權計劃條款及條件的任何重大變動，或對已授出認股權的條款作出更改，必須經由股東批准，惟倘該等更改乃根據認股權計劃之現行條款而自動生效則除外。認股權計劃的經修訂條款必須符合上市規則第十七章之有關規定。董事會有關改動認股權計劃條款的權力如要更改，必須經由股東批准。在上市規則及認股權計劃條款的規限下，董事會可以隨時以憐恤理由或任何其他理由，全權決定撤銷、豁免或改變認股權協議的條件、限制或局限情況。

(y) 認股權計劃之終止

本公司可藉在股東大會上通過普通決議案，或由董事會決定，隨時終止實施認股權計劃。在此情況下，在認股權計劃終止後，將不再授出其他認股權，但認股權計劃的條文在其他各方面將仍具十足效力及效用。在終止前授出但未行使的所有認股權將仍然有效。

本附錄乃根據上市規則作出之說明函件，為向　閣下提供有關考慮購回授權所需之資料，而本說明函件亦構成根據香港公司條例第49BA(3)條之備忘。

1. 股本

於最後實際可行日期，本公司之已發行股本為1,216,790,404股股份。待批准購回授權之有關普通決議案通過後，並以本公司於上述股東週年大會舉行前再無發行或購回其他股份為基準，本公司可根據購回授權最多購回121,679,040股股份。

2. 進行購回之理由

董事會相信，獲得股東一般授權以便董事會可於市場上購回股份，乃符合本公司及其股東之最佳利益。購回可提高本公司資本淨值、資產淨值及／或每股盈利，惟須視乎當時之市況及款項安排而定，並只可在董事會認為購回將有利於本公司及股東時方會進行。而董事會目前並無計劃即時行使購回授權。

3. 用以購回之款項

根據本公司細則及香港適用法例之規定，購回股份所需資金將全部由本公司合法可作此用途之流動現金或營運資金所提供。

倘若購回授權於任何時間悉數行使，或會對本公司之營運資金需求或資本負債比率造成重大不利影響(相對於截至二零零一年十二月三十一日止年度之年報所載經審核賬目所披露之狀況而言)。然而，倘行使購回授權對本公司之營運資金需求或董事會不時認為本公司適宜具備之資本負債比率造成重大不利影響，則董事會不擬在此情況下行使購回授權。

4. 股份價格

下表顯示股份在最後實際可行日期前十二個月內每一個月在聯交所之最高及最低成交價：

二零零一年	最高 港元	最低 港元
四月	0.550	0.475
五月	0.630	0.530
六月	0.580	0.500
七月	0.560	0.520
八月	0.560	0.480
九月	0.520	0.390
十月	0.455	0.400
十一月	0.460	0.415
十二月	0.470	0.415
二零零二年		
一月	0.475	0.425
二月	0.680	0.430
三月	0.630	0.550

5. 一般資料

各董事或(彼等經一切合理查詢後所知)其任何聯繫人現時概無意(如購回授權獲股東通過)向本公司出售本公司任何股份。

董事會已向聯交所承諾，在有關承諾適用下，將僅會根據上市規則與香港適用之法例而行使本公司購回授權。

倘因為購回股份令股東所佔本公司投票權之權益比例增加，則就香港公司收購及合併守則(「收購守則」)而言，該項權益增加將被視為一項收購事項。因此，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並須根據收購守則第26條之規定提出強制性收購建議。

於最後實際可行日期，嘉華國際一間附屬公司持有819,476,512股股份，佔本公司已發行股本約67.35%，就證券(披露權益)條例(「披露權益條例」)而言，佔嘉華國際已發行股本三份之一以上權益之一項全權信託被視為佔上述同等數目819,476,512股股份之權益。本公司已發行股本約有0.30%，即3,593,155股股份由另一項全權信託持有。按照披露權益條例的規定，本公司之董事 — 呂志和博士、呂耀東先生與鄧呂慧瑜女士均因屬於全權受益人的身份，

而被視為擁有該等819,476,512股以及3,593,155股股份之權益。此外，除了上述之股權外，該三位董事合共擁有79,866,576股股份之權益(包括家族權益及公司權益)，約佔本公司已發行股本6.56%。

根據上述持股量，倘董事根據購回授權全數行使獲授予之購回股份權力，呂志和博士、呂耀東先生與鄧呂慧瑜女士所持有本公司之已發行股本權益將增至約82.46%股份，則會使公眾持股量少於25%。倘任何購回股份導致公眾持股量低於本公司已發行股本之25%，則祇會在獲得聯交所同意之情況下方會進行。只有在特殊情況下，聯交所方會同意此舉。董事會現時無意行使購回授權以致公眾持股量低於本公司已發行股本之25%。

任何其他關連人士，包括本公司或本集團任何公司之董事、行政總裁、主要股東，或其各自之聯繫人(定義見上市規則)概無知會本公司彼等現時有意在股東批准購回授權的情況下向本公司出售本公司股份，亦無承諾不會如此行事。

6. 本公司進行之股份買賣

本公司於本通函刊行日期前六個月內並無購回任何股份(無論是否在聯交所或以其他方式進行)。

以下是本公司之公司細則之建議修訂：

(甲) 在細則第2條「元」一字後加入以下新詞：

「「電子通訊」指透過任何媒體以任何電子傳送方式發出之通訊；

「法例」指不時適用於本公司之每項條例(包括根據此等有關條例制訂之任何法令、規例或其他附屬法例)。」。

(乙) 在細則第2條「「書面」或「印刷」」之釋義中之「永久形式」等字句後加入「(包括電子通訊)」之字句。

經修訂之「書面」或「印刷」定義如下：

「書面」或「印刷」包括書寫、印刷、平版印刷、影印、打印、影印本、電傳訊息或以任何可讀及永久形式之文字或圖形表達方式(包括電子通訊)。」。

(丙) 刪去細則第168(B)條，並以下文取代：

「168(B) 根據公司條例之條文，本公司每份資產負債表均須簽署，而在細則第168(C)條之規限下，本公司將根據公司條例及所有其他適用法例，於股東週年大會舉行日期最少二十一日前，將有關財務文件或財務摘要報告(各自之定義見公司條例)之印本，送呈或送遞本公司每位股東、本公司每位債券持有人、每位根據細則第46條登記之人士及其他有權收取本公司股東大會通告之人士。然而，是項細則不得規定將該等文件之印本送遞本公司並不知悉其地址之任何人士或送遞一位以上之聯名股份或債券持有人。

168(C) 如本公司已根據不時生效之公司條例、所有其他適用法例及香港聯合交易所有限公司證券上市規則，在本身之電腦網絡或以任何其他核准之方式(包括以任何電子通訊之方式送遞)刊登有關財務文件及(如屬適用)財務摘要報告(各自之定義見公司條例)，且細則第168(B)條所述人士同意或視作同意以

上述方式刊登或收取文件可作為本公司已履行其向彼等送遞有關文件之責任，則根據該項細則或公司條例向該人士送遞有關財務文件或財務摘要報告(各自之定義見公司條例)之規定可視作已獲遵守。」。

(丁) 在細則第172條「(惟以上報章須名列根據公司條例第71A條，香港政府憲報刊登之報章名單內)」之字句後加入以下一段：

「或根據不時生效之適用法例及香港聯合交易所有限公司證券上市規則將其作為電子通訊按股東之電子地址向其送遞，或根據不時生效之適用法例及香港聯合交易所有限公司證券上市規則在本公司之電腦網絡刊登。」。

(戊) 在細則第172條「如為聯名股份持有人，則為所有通告」之字句後加入「或文件」之字句。

根據上文(丁)及(戊)項作出修訂後之細則第172條如下：

「172　根據公司細則之規定發出或發行之任何通告或文件，須為書面形式，並須由本公司向任何股東當面送遞，或以預付郵資之郵遞方式，在函件或信封或封套上列明如登記冊所載之該位人士登記地址寄予該人士，或如上文所述送呈或放置於登記地址，或(指通告而言)在一份英文日報及一份中文日報刊登廣告(惟上述日報須列於香港政府憲報就公司條例第71A條所發出及印行之報章名單)，或根據不時生效之適用法例及香港聯合交易所有限公司證券上市規則將其作為電子通訊按股東之電子地址向其送遞，或根據不時生效之適用法例及香港聯合交易所有限公司證券上市規則在本公司之電腦網絡刊登。如為聯名股份持有人，則為所有通告或文件須發送予名列登記冊首位之聯名持有人，而此舉即為向所有聯名持有人發送通告之充份憑證。」。

(己) 在細則第174條第一行「通告」之字句後加入「或文件」之字句，以及在細則第174條結束之處加入以下一段：

「任何作為電子通訊而送遞之通告或文件，會視作已於本公司或其代理之伺服器傳送當日發出。任何在本公司之電腦網絡刊登之通告或文件，會視作已於向股東發

出通知以說明通告或文件在本公司之電腦網絡可供查閱當日之翌日送達或送呈。」。

經修訂之細則第174條如下：

「174　採用郵遞寄送之任何通告或文件，須被視為於載有上述通告或文件的信封或封套投進設於香港的郵箱翌日已送達；在證明送達通告或文件時，只須證明該等載有上述通告或文件的信封或封套已妥為預付郵資、載有正確地址並已投入郵箱即可。由秘書或董事會委任的其他人士簽署證明該等載有上述通告的信封或封套已按上述方式載有正確地址並已投入郵箱的證明書，即屬確切憑證。任何作為電子通訊而送遞之通告或文件，會視作已於本公司或其代理之伺服器傳送當日發出。任何在本公司之電腦網絡刊登之通告或文件，會視作已於向股東發出通知以說明通告或文件在本公司之電腦網絡可供查閱當日之翌日送達或送呈。」。

(庚) 在細則第174條加入以下一段作為細則第174(A)條：

「在不時生效之適用法例及香港聯合交易所有限公司證券上市規則之規限下，可向股東發出任何通告或文件(包括有關財務文件或財務摘要報告(各自之定義見公司條例)之英文或中文文本。」。

(申) 在細則第177條「任何股東之註冊地址」之字句後加入「或以獲准之任何方式送達及」之字句。

經修訂之細則第177條如下：

「177.　以郵遞方式送呈或送遞或放置在任何股東之註冊地址，或以獲准之任何方式送達及根據本文件所允許之方式送達之任何通告或文件，無論該等股東當時已身故或破產與否及無論本公司得知其已身故或破產與否，均須被視為已向任何登記股份之持有人(不論個別或與他人聯名)妥為送達有該通告或文件(直至其他人士取代該名持有人註冊為股份之持有人或聯名持有人之時為止)，而向其法定遺產代理人及與其於任何股份中共同享有權益之所有人士(如有)作出之該等送達，就此而言即為充分送達。」



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2002 annual general meeting of shareholders of K. Wah Construction Materials Limited will be held at Academy Rooms, Grand Stanford Inter-Continental Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong on Thursday, 30th May 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the financial statements and reports of the directors and auditors for the year ended 31st December 2001;
2. To declare a final dividend for the year ended 31st December 2001;
3. To elect directors and fix the directors' remuneration;
4. To appoint auditors and authorise the directors to fix their remuneration;
5. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

5.1 "THAT

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to purchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting."

5.2 "THAT

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company or (iii) any option scheme or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution; and

(bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution),

and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held;

(iii) the revocation or variation of the approval given by this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

5.3 "THAT the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as resolution 5.2 in the notice of the meeting of which this Resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

6. As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

6.1 "THAT conditionally on the approval of the share option scheme referred to in the circular dispatched to members on the same day as this Notice, the terms of which are set out in the printed document marked "A" now produced to the Meeting and for the purpose of identification signed by the Chairman hereof (the "Share Option Scheme"), by the shareholders at the annual general meeting of K. Wah International Holdings Limited, the Company's holding company and conditionally on The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares falling to be issued pursuant to the exercise of any options granted under the Share Option Scheme, the Share Option Scheme be approved and adopted to be the share option scheme for the Company and that the Directors of the Company be authorised to grant options thereunder and to allot and issue shares pursuant to the Share Option Scheme and take all such steps as may be necessary or desirable to implement such Share Option Scheme."

6.2 "THAT conditionally on the resolution referred to as 6.1 of this Notice being passed and becoming unconditional, the existing share option scheme for the employees, senior executives and directors of the Company and its subsidiaries which was adopted by the Company at its general meeting on 23rd June 2000 be terminated with effect from the date on which such resolution shall become unconditional."

7. As special business, to consider and, if thought fit, pass the following resolution as a Special Resolution:

"THAT the Articles of Association of the Company be and are hereby amended as follows:

(a) by inserting after the expression "dollars" in Article 2 the following new expressions:

""electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;

"legislation" shall mean every ordinance (including any orders, regulations or other subordinate legislation made pursuant thereto or thereunder) applying to the Company from time to time;";

(b) by adding in Article 2 after the words "non-transitory form" in the definition of ""writing" or "printing"" the words "(including an electronic communication)";

(c) by deleting Article 168(B) and substituting therefor the following:

"168(B) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and subject to Article 168(C), the Company will, in accordance with the Companies Ordinance and all other applicable legislation, deliver or send to every member of, and every holder of debentures of, the Company and every person registered under Article 46 and every other person entitled to receive notices of general meetings of the Company, a printed copy of the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance) at least twenty-one days before the date of the annual general meeting, provided that this Article shall not require a printed copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

168(C) The requirement to send to a person referred to in Article 168(B) the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance), whether under that Article or under the Companies Ordinance, shall be deemed satisfied where, in accordance with the Companies Ordinance and all other applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force, the Company publishes the relevant financial documents and if applicable, the summary financial report (each as defined in the Companies Ordinance), on the Company's computer network or in any other permitted manner (including sending by any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.";

(d) by adding in Article 172 after the words "(provided that the aforesaid daily newspapers shall be included in the list of newspapers issued and published in the Hong Kong Government Gazette for the purpose of section 71A of the Companies Ordinance)" the following:

"or by sending it in accordance with applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force as an electronic communication to the member at his electronic address or by publishing it in accordance with applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force on the Company's computer network";

(e) by adding in Article 172 after the words "in the case of joint holders of a share, all notices" the words "or documents";

(f) by adding in the first line of Article 174 after the word "notice" the words "or document" and by adding at the end of Article 174 the following:

"Any notice or document sent as an electronic communication shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. Any notice or document published on the Company's computer network shall be deemed to have been served or delivered on the day following that on which a notification is sent to the member that the notice or document is available on the Company's computer network.";

(g) by adding the following as Article 174(A) after Article 174:

"Subject to applicable legislation and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time in force, any notice or document, including the relevant financial documents or the summary financial report (each as defined in the Companies Ordinance), may be given to a member either in the English language or the Chinese language."; and

(h) by adding in Article 177 after the words "registered address of any member" the words "or served by any means permitted by and"."

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 26th April 2002

Notes:

1. The register of members will be closed from 24th May 2002 to 30th May 2002, both days inclusive, during which period no transfer of shares will be effected.
2. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote, on a poll, on his behalf. A proxy need not be a member of the Company.
3. A form of proxy for use in connection with the annual general meeting is enclosed with the Annual Report posted to the members. The form of proxy shall be deposited at the registered office of the Company not less than 48 hours before the time for holding the meeting.
4. Concerning agenda item 5.1 above, approval is being sought from members for increasing flexibility and providing discretion to the directors in the event that it becomes desirable to repurchase shares representing up to a maximum of 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution on The Stock Exchange of Hong Kong Limited. An explanatory statement to provide relevant information in respect of the proposed granting of the repurchase mandate is set out in a separate letter from the Company enclosed with the Annual Report. The directors have no present intention to issue any additional shares.
5. Concerning agenda item 5.2 above, approval is being sought from members for a general mandate to the directors to allot, issue and deal in additional shares in the capital of the Company.
6. Concerning agenda item 6 above, the directors wish to draw the attention of members to the circular enclosed with the Annual Report which contains, inter alia, reasons for adopting the Share Option Scheme and a summary of the principal terms of the Share Option Scheme.
7. Concerning agenda item 7 above, the directors wish to draw the attention of members to the circular enclosed with the Annual Report which contains, inter alia, reasons for amending the Articles of Association.



嘉華建材有限公司

(於香港註冊成立之有限公司)

股東週年大會通告

茲訂於二零零二年五月三十日星期四上午十時三十分假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店翰林廳召開二零零二年度嘉華建材有限公司股東週年大會，商議下列事項：

1. 省覽截至二零零一年十二月三十一日止年度之賬目及董事會與核數師報告書；
2. 宣派截至二零零一年十二月三十一日止年度末期股息；
3. 選舉董事，及釐定董事袍金；
4. 聘請核數師，並授權董事釐定其酬金；
5. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

5.1 「動議：

(甲) 在下文(乙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以購買本公司之股份；

(乙) 依據上文(甲)段所載授權，按香港購回股份守則在香港聯合交易所有限公司以及在香港證券及期貨事務監察委員會及香港聯合交易所有限公司認可之任何其他交易所購回之股份面值總額不得超過本公司於通過本議案之日已發行股本面值總額之百分之十，而上文之批准亦須受此限制；及

(丙) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；及

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准。」

5.2 「動議：

(甲) 在下文(丙)段之限制下，批准以一般性及無條件授權本公司董事會在有關期間內行使本公司所有權力以配發、發行及處理本公司股本內新增股份，並在需行使此等權力下作出或發出售股建議、協議及認股權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

(丙) 本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額

6.2 「動議待本大會通告所述第6.1項決議案獲通過及成為無條件後，終止本公司在其於二零零零年六月二十三日舉行之股東大會上為本公司及其附屬公司之僱員、高級行政人員及董事而採納之現有認股權計劃，由該決議案成為無條件當日起開始生效。」

7. 作為特別事項考慮下列議案，如認為適當，即通過為特別決議案：

「動議將本公司之公司組織章程細則作如下修訂：

(甲) 在細則第2條「元」一字後加入以下新詞：

「「電子通訊」指透過任何媒體以任何電子傳送方式發出之通訊；

「法例」指不時適用於本公司之每項條例(包括根據此等有關條例制訂之任何法令、規例或其他附屬法例)」；

(乙) 在細則第2條「「書面」或「印刷」」之釋義中之「永久形式」等字句後加入「(包括電子通訊)」之字句；

(丙) 刪去細則第168(B)條，並以下文取代：

「168(B) 根據公司條例之條文，本公司每份資產負債表均須簽署，而在細則第168(C)條之規限下，本公司將根據公司條例及所有其他適用法例，於股東週年大會舉行日期最少二十一日前，將有關財務文件或財務摘要報告(各自之定義見公司條例)之印本，送呈或送遞本公司每位股東、本公司每位債券持有人、每位根據細則第46條登記之人士及其他有權收取本公司股東大會通告之人士。然而，是項細則不得規定將該等文件之印本送遞本公司並不知悉其地址之任何人士或送遞一位以上之聯名股份或債券持有人。

168(C) 如本公司已根據不時生效之公司條例、所有其他適用法例及香港聯合交易所有限公司證券上市規則，在本身之電腦網絡或以任何其他核准之方式(包括以任何電子通訊之方式送遞)刊登有關財務文件及(如屬適用)財務摘要報告(各自之定義見公司條例)，且細則第168(B)條所述人士同意或視作同意以上述方式刊登或收取文件可作為本公司已履行其向彼等送遞有關文件之責任，則根據該項細則或公司條例向該人士送遞有關財務文件或財務摘要報告(各自之定義見公司條例)之規定可視作已獲遵守。」；

(丁) 在細則第172條「(惟以上報章須名列根據公司條例第71A條，香港憲報刊登之報章名單內)」之字句後加入以下一段：

權；

(乙) 上文(甲)段之批准即授權本公司董事會在有關期間內作出或授予需於有關期間以後行使此等權力之售股建議、協議及認股權；

(丙) 本公司董事會依據上文(甲)段批准配發或同意有條件或無條件配發(不論是否依據認股權或其他而配發者)之股本面值總額(但(i)配售新股，或(ii)按照本公司所發行之任何可轉換為本公司股份之任何證券之條款而行使之認購或轉換權，或(iii)當時被本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之任何認股權計劃或類似安排；或(iv)遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部份股息者除外)，不得超過：

(甲甲) 本公司於通過本議案之日已發行股本面值總額百分之二十；另加

(乙乙) (倘董事會獲本公司股東根據一項獨立之普通議案授權)本公司於本議案獲通過後所購回之本公司股本面值總額(以通過本議案之日本公司已發行股本面值總額百分之十為限)，

而本公司董事會上文所獲賦予之批准亦須受此限制；及

(丁) 就本議案而言：

「有關期間」指本議案通過之日至下列三者之較早日期之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會應予召開之期限屆滿時；

(iii) 本公司之股東於股東大會上以普通議案取消或修改本議案作出之批准；及

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定紀錄日期所登記之股份持有人按其當時持有比例配售新股之建議(唯本公司董事會有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而須或權宜取消若干股東在此方面之權利或作出其他安排)。」

5.3 「動議授權本公司董事會，就載有本議案之大會通告內第5.2項議案(丙)段(乙乙)分段所述之本公司股本，行使該議案(甲)段所述之權力。」

6. 作為特別事項考慮下列議案，如認為適當，即通過為普通決議案：

6.1 「動議待於本通告刊發之同日向股東寄發之通函所述之認股權計劃(「認股權計劃」)，其條款載於註明「A」符號，並已提呈大會及經大會主席簽署以資識別之印製文件)獲股東在本公司之控股公司 K. Wah International Holdings Limited 之股東週年大會上批准及待香港聯合交易所有限公司批准根據認股權計劃授出之任何認股權獲行使時而可予發行之股份上市及買賣後，批准認股權計劃並將其採納為本公司之認股權計劃；以及授權本公司董事據此授出認股權、根據認股權計劃配發及發行股份、為實行認股權計劃而採取必要或恰當之所有步驟。」

為本公司已履行其向彼等送遞有關文件之責任，則根據該項細則或公司條例向該人士送遞有關財務文件或財務摘要報告(各自之定義見公司條例)之規定可視作已獲遵守。」；

(丁) 在細則第172條「(惟以上報章須名列根據公司條例第71A條，香港憲報刊登之報章名單內)」之字句後加入以下一段：

「或根據不時生效之適用法例及香港聯合交易所有限公司證券上市規則將其作為電子通訊按股東之電子地址向其送遞，或根據不時生效之適用法例及香港聯合交易所有限公司證券上市規則在本公司之電腦網絡刊登」；

(戊) 在細則第172條「如為聯名股份持有人，則為所有通告」之字句後加入「或文件」之字句；

(己) 在細則第174條第一行「通告」之字句後加入「或文件」之字句，以及在細則第174條結束之處加入以下一段：

「任何作為電子通訊而送遞之通告或文件，會視作已於本公司或其代理之伺服器傳送當日發出。任何在本公司之電腦網絡刊登之通告或文件，會視作已於向股東發出通知以說明通告或文件在本公司之電腦網絡可供查閱當日之翌日送達或送呈。」；

(庚) 在細則第174條加入以下一段作為細則第174(A)條：

「在不時生效之適用法例及香港聯合交易所有限公司證券上市規則之規限下，可向股東發出任何通告或文件(包括有關財務文件或財務摘要報告(各自之定義見公司條例)之英文或中文文本。」；及

(申) 在細則第177條「任何股東之註冊地址」之字句後加入「或以獲准之任何方式送達及」之字句。」

承董事會命
公司秘書
湯鉅南

香港，二零零二年四月二十六日

附註：

一、 本公司將於二零零二年五月二十四日至二零零二年五月三十日止，首尾兩天包括在內，暫停辦理股份過戶登記手續。

二、 凡有權出席此次股東週年大會投票之股東，可委派一位或多位代表出席及於表決時代為投票，代表人不必為本公司之股東。

三、 股東週年大會之代表委任表格已隨年報郵寄予股東。代表委任表格須於大會召開前最少四十八小時送達本公司之註冊辦事處。

四、 關於上述議案第5.1項，提出要求股東批准增加董事會之靈活度及賦予酌情權，以便在情況適宜時在香港聯合交易所有限公司購回佔本公司於通過議案之日已發行股本面值總額最多達百分之十之股份。載有有關建議授權予董事會之購回授權資料之說明函件之本公司通函已隨年報附上。董事會現時並沒有計劃發行任何新股份。

五、 關於上述議案第5.2項，提出要求股東批准授予董事會權力以配發、發行及處理本公司股本內新增股份。

六、 關於上述議案第6項，董事會懇請股東細閱隨年報附上之本公司之通函，該通函載有(其中包括)採納新認股權計劃之理由及計劃之各項主要條款之概要。

七、 關於上述議案第7項，董事會懇請股東細閱隨年報附上之本公司之通函，該通函載有(其中包括)修訂章程細則之理由。

嘉華建材有限公司

(於香港註冊成立之有限公司)



截至二零零一年十二月三十一日止年度之業績公佈

業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零一年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零一年十二月三十一日止年度之營業額為港幣1,082,615,000元，較去年減少港幣10,906,000元。

本集團截至二零零一年十二月三十一日止年度之已審核股東應佔溢利為港幣112,801,000元，較去年減少港幣53,475,000元。

末期股息

董事會議決於二零零二年五月三十日召開之股東週年大會上，建議向於二零零二年五月三十日名列本公司股東名冊內之股東派發截至二零零一年十二月三十一日止年度以股代息之末期股息，每股港幣2.5仙，共需港幣30,420,000元，惟股東可選擇收取現金以代替股份股息。(二零零零年：建議派發以股代息之末期股息，每股港幣4仙，共需港幣46,066,000元，股東可選擇收取現金以代替股份股息。)

派發股份股息，須待於即將召開之股東週年大會上獲普通決議案通過及香港聯合交易所有限公司批准將予發行作為股息之股份上市及掛牌買賣，方可作實。預期有關該等股份之股票及股息單將於二零零二年七月十日郵寄予股東。一份載有建議之以股代息詳情之通函將寄予本公司之股東。

綜合損益表
截至二零零一年十二月三十一日止年度

	附註	二零零一年 港幣千元	二零零零年 港幣千元
營業額	1	1,082,615	1,093,521
銷售成本		(903,738)	(846,120)
毛利		178,877	247,401
其他收益		48,984	55,463
其他營運收入		15,634	13,517
行政費用		(64,281)	(67,868)
其他營運費用		(30,168)	(29,614)
經營溢利	2	149,046	218,899
財務費用	3	(16,929)	(24,077)
應佔溢利減虧損			
共同控制實體		1,938	(53)
聯營公司		(6,010)	(4,552)
除稅前溢利		128,045	190,217
稅項	4	(14,410)	(23,565)
除稅後溢利		113,635	166,652
少數股東權益		(834)	(376)
股東應佔溢利		112,801	166,276
股息	6	(48,330)	(74,156)
		港仙	港仙
每股盈利	5	9.6	15.2
每股股息			
中期	6	1.5	2.5
末期(建議)	6	2.5	4.0

附註

1. **營業額和業績**

本集團主要從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零一年 港幣千元	二零零零年 港幣千元
營業額		
建築材料銷售	1,082,615	1,093,521
其他收益		
租金收入	11,963	11,343
利息收入：		
上市證券投資	—	570
非上市證券投資	25,415	30,603
銀行存款	9,688	11,116
逾延應收賬款	1,918	1,831
	48,984	55,463
總收益	1,131,599	1,148,984
經營溢利	149,046	218,899

營業額及經營溢利按地區分析如下：

	二零零一年 港幣千元	二零零零年 港幣千元
營業額		
香港	721,075	844,965
中國內地	361,540	248,556
	1,082,615	1,093,521
經營溢利		
香港	139,926	243,668
中國內地	9,120	(24,769)
	149,046	218,899

2. **經營溢利**

經營溢利已計入及扣除下列項目：

業績檢討

概覽

截至二零零一年十二月三十一日止年度，集團之營業額及除稅前溢利分別為港幣1,083,000,000元及港幣128,000,000元。去年則分別為港幣1,094,000,000元及港幣190,000,000元。雖然整體市場疲弱，營業額仍能維持上年度水平。但除稅前溢利卻下跌百份之三十三。

香港建材業務繼續為集團帶來主要之盈利貢獻。市場環境因九一一事件變差，儘管管理層致力控制成本及提高生產力，本港業務之盈利仍持續下降。相反，本公司在上海業務之業績錄得可觀增長，並深信內地前景將保持興旺。

香港業務

本年度的經濟仍在收縮，房地產及基建發展減慢，以致香港整體建材需求進一步下降。儘管管理層已致力控制營運成本，建材行業需求疲弱及價格激烈競爭，導致香港業務之利潤承受頗大壓力。

本集團佔有63.5%權益之嘉安石礦有限公司在安達臣道之重修合約，依原定計劃繼續進行。根據與香港特別行政區政府於一九九七年四月簽訂之合約，該公司在二零零二年一月已準時完成第二階段工程。隨著市場環境之轉變，本集團已採取多項策略性部署以確保在香港建材行業之競爭優勢及領導地位。於營運方面，本集團已在惠東興建一所全資擁有的石礦場，並預計於二零零二年底前可全面投入生產以供應香港市場。於管理方面，本集團於二零零零年開始進行之公司文化改革及將權力及問責配合以達到企業目標之計劃已成功實施。本集團現已擁有一個有效之組織架構及文化基礎以迎接充滿競爭之香港市場環境。

中國內地業務

相對上年，內地建材部門整體表現錄得可觀盈利增長。

本集團欣然宣佈去年上海預拌混凝土市場錄得三成增長而上海地區之盈利貢獻比預期理想。

在廣州，由於市場環境之持續逆轉以及黃陂石礦場及嘉房混凝土廠房的關閉，業務表現較失望。本集團向廣東省高級人民法院提出撤銷關閉黃陂石礦場之申請已於二零零一年十二月二十八日作出聆訊，現時仍在等候訴訟結果。

本集團欣然宣佈，在本集團持續致力提高生產力下，本集團持有百份之五十股權的廣州市嘉華南方水泥有限公司的生產量，較去年錄得百份之十四的增長。雖然不斷受到市場激烈競爭及市場價格大幅下降的影響，藉著生產能力的提高，該合營公司仍能錄得盈利貢獻。

科技投資

本集團繼續以審慎態度推行其多元化發展計劃。在科技投資上，現時之總投資額為港幣111,000,000元。並在各個不同投資地區上取得平衡的投資組合，其中包括在香港及中國內地。

展望

香港業務

受到二零零一年九一一事件之沖擊，本港市場在過去六個月持續疲弱，並對新訂單之價格及數量添加壓力。但集團對香港長遠經濟發展仍抱樂觀態度。新任財政司司長於二零零二年三月六日第一次發表之預算案中指出二零零二／零三年之非經常性支出將會比上年實質增長百分之二十一，而投入於主要基建項目金額約為港幣二百九十億元。香港特區政府亦表示現正考慮減少公共房屋供應量以給予私人機構更多空間及自由以發展房地產市場。集團認為此等政策可給予良好基礎以重整香港經濟及重拾公眾信心，同時亦為集團帶來重大商機。

因重整香港經濟需時，集團認為現時香港業務之貢獻在復甦前仍會進一步下降。集團之訂單相對去年仍處於低水平，但基於目前市場環境，集團認為情況仍屬平穩及令人滿意。為鞏固集團地位，管理層仍致力不斷發掘在珠江三角洲所有之市場及產品發展機會。

中國內地業務

集團認為以現時上海預拌混凝土銷售量的水平，已可籍擴充上游材料生產設施以增加利潤。因此集團已就此成立一間全資附屬公司嘉華石礦(湖州)有限公司，此附屬公司將在湖州成立一所石礦場以應付上海市場之需要，並計劃於二零零二年底前全面投入生產。再者，集團亦已成立一間全資擁有之合作經營企業上海嘉華管樁有限公司，此合營企業將興建一間生產管樁的工廠以應付上海市場需求。本集團展望在市場環境不斷改善及集團不斷增加投資設施以及擴闊產品下，上海之預拌混凝土及其他建築材料業務將為本集團帶來更大之盈利貢獻。

本集團欣然宣布已成功與廣州市嘉華南方水泥有限公司之中方股東達成協議，在該管理期於二零零二年十一月屆滿時，集團之管理權將可獲再延長四年。

長遠而言，透過本集團雄厚的財力及在中國內地累積多年的實貴管理經驗，本集團有信心能受惠於中國加入世貿組織及二零零八年北京奧運會之有關工程。本集團之發展策略亦包括在國內其他城市積極拓展集團之產品及業務。

科技投資

本集團將會在現有的策略投資範疇內，以審慎態度探尋可在中長期為集團帶來滿意回報之投資機會。本集團將繼續通過增進與現時伙伴之合作關係尋求進一步之增效作用，期以在中國內地及海外帶來更多投資機會。

在選取投資項目時，本集團著重管理技能，專門知識，創新能力和技術改進。本集團有信心在穩健的投資取向，從新的經濟領域中取得回報。

財務回顧

財務狀況及負債比率

本集團之財務狀況於期內繼續增強。於二零零一年十二月三十一日，股東權益由二零零零年十二月三十一日之港幣1,277,000,000元增加百分之六至港幣1,358,000,000元，集團總資產則達港幣1,505,000,000元與二零零零年十二月三十一日之港幣1,512,000,000元比較，微跌百分之零點五。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零一年十二月三十一日，本集團沒有實質負債，而二零零零年十二月三十一日之負債比率為百分之三。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團之現金及銀行結餘由二零零零年十二月三十一日之港幣234,000,000元上升至二零零一年十二月三十一日之港幣299,000,000元。而未償還之銀行貸款則由二零零零年十二月三十一日之港幣288,000,000元下降至本年度之港幣285,000,000元。所有貸款均以浮息利率計算及需於二零零二年還款。本集團之負債比率良好及資金充裕，足夠本集團應付承約及營運資金之需求。

庫務政策



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31ST DECEMBER 2001

ANNUAL RESULTS

The Board of Directors of K. Wah Construction Materials Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31st December 2001 as follows:

The Group's turnover for the year ended 31st December 2001 was HK$1,082,615,000 representing a decrease of HK$10,906,000 over the previous year.

The Group's profit attributable to shareholders for the year ended 31st December 2001 amounted to HK$112,801,000, representing a decrease of HK$53,475,000 over the previous year.

FINAL DIVIDEND

The Board of Directors has resolved to recommend at the forthcoming Annual General Meeting to be held on 30th May 2002 a final scrip dividend for the year ended 31st December 2001 of 2.5 cents per share, with a cash option, totalling HK$30,420,000, payable to the shareholders whose names will appear on the register of members of the Company at the close of business on 30th May 2002 (2000: a final scrip dividend of 4 cents per share, with a cash option, totalling HK$46,066,000).

Payment of the scrip dividend is conditional upon the passing of an ordinary resolution at the forthcoming annual general meeting and The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in the new shares to be issued as the scrip dividend. It is expected that the share certificates in respect of such shares and dividend warrants will be posted to those entitled on 10th July 2002. A circular containing details of the proposed scrip dividend will be sent to shareholders in due course.

Consolidated Profit and Loss Statement
For The Year Ended 31st December 2001

	Note	2001 *HK$'000*	2000 *HK$'000*
Turnover	1	1,082,615	1,093,521
Cost of sales		(903,738)	(846,120)
Gross profit		178,877	247,401
Other revenues		48,984	55,463
Other operating income		15,634	13,517
Administrative expenses		(64,281)	(67,868)
Other operating expenses		(30,168)	(29,614)
Operating profit	2	149,046	218,899
Finance costs	3	(16,929)	(24,077)
Share of profits less losses of			
Jointly controlled entities		1,938	(53)
Associated companies		(6,010)	(4,552)
Profit before taxation		128,045	190,217
Taxation	4	(14,410)	(23,565)
Profit after taxation		113,635	166,652
Minority interests		(834)	(376)
Profit attributable to shareholders		112,801	166,276
Dividends	6	(48,330)	(74,156)
		HK cents	*HK cents*
Earnings per share	5	9.6	15.2
Dividend per share			
Interim	6	1.5	2.5
Final (proposed)	6	2.5	4.0

Notes:

1. **Turnover and result**

The group is principally engaged in manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business.

	2001 *HK$'000*	2000 *HK$'000*
Turnover		
Sales of construction materials	1,082,615	1,093,521
Other revenues		
Rental income	11,963	11,343
Interest income from:		
Listed investments	—	570
Unlisted investments	25,415	30,603
Bank deposits	9,689	11,116
Deferred receivable	1,918	1,831
	48,984	55,463
Total revenues	1,131,599	1,148,984
Operating profit	149,046	218,899

The turnover and operating profit of the Group analysed by geographical locations are as follows:

	2001 *HK$'000*	2000 *HK$'000*
Turnover		
Hong Kong	721,075	844,965
Mainland China	361,540	248,556
	1,082,615	1,093,521
Operating profit		
Hong Kong	139,926	243,668
Mainland China	9,120	(24,769)
	149,046	218,899

2. **Operating profit**

Operating profit is stated after crediting and charging the following:

	2001 *HK$'000*	2000 *HK$'000*
Crediting		
Profit on disposal of listed investments	6,683	1,519
Amortisation of negative goodwill	632	—
Charging		
Depreciation:		
Owned fixed assets	74,334	78,405
Leased fixed assets	287	307
Amortisation:		
Quarry site development	1,494	5,173
Overburden removal costs	10,321	10,322
Pre-operating expenses and other deferred expenditure	—	8,981
Cost of inventories sold	778,444	700,756

3. **Finance costs**

	2001 *HK$'000*	2000 *HK$'000*
Interest expenses		
Bank loans and overdrafts	16,766	23,679
Finance lease obligations wholly payable within five years	163	398
	16,929	24,077

4. **Taxation**

	2001 *HK$'000*	2000 *HK$'000*
Company and subsidiaries		
Hong Kong profits tax	11,863	20,600
Mainland China profits tax	2,576	751
Deferred taxation	(708)	1,541
	13,731	22,892
Jointly controlled entities		
Mainland China profits tax	161	167
Associated companies		
Hong Kong profits tax	518	506
	14,410	23,565

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits for the year after setting off available taxation losses brought forward.

Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

5. **Earnings per share**

The calculation of earnings per share is based on profit attributable to shareholders of HK$112,801,000 (2000: HK$166,276,000) and the weighted average number of 1,176,638,000 shares (2000: 1,097,402,000 shares) in issue during the year.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 31st December 2001 would not have a dilutive effect on the earnings per share.

6. **Dividends**

	2001 *HK$'000*	2000 *HK$'000*
Interim scrip dividend with a cash option of 1.5 cents (2000: 2.5 cents) per share	17,910	28,090
Proposed final scrip dividend with a cash option of 2.5 cents (2000: 4 cents) per share	30,420	46,066
	48,330	74,156

The dividends have been partially settled by cash as follows:

	2001	2000
Interim	8,797	13,967
Final	—	23,270
	8,797	37,237

The board of directors recommended a final scrip dividend with a cash option of 2.5 cents (2000: 4 cents) per share.

BUSINESS REVIEW

Overview

Turnover and profit before taxation for the year ended 31st December 2001 were HK$1,083 million and HK$128 million as compared to HK$1,094 million and HK$190 million respectively. Despite weaker market, we are able to maintain turnover at the same level as last year; however, profit before tax decreased by 33%.

Hong Kong Construction Materials Division remains the major contributor to the profit of the Group. Market conditions were dampened by the event of 11th September. Profit from Hong Kong operation declined further despite management efforts to contain costs and improve productivity. In contrast the company is upbeat on the Mainland's prospects, in particular, with its Shanghai operation which recorded significant improvement in performance.

Business in Hong Kong

The shrinking economy and slow down of the property and infrastructural developments during the year resulted in a further drop in the overall demand of construction materials in Hong Kong. Despite continued management efforts to ensure that all facets of operations are cost effective, soft demand and competitive pricing in the industry put significant pressure on the profit of the Hong Kong operations.

The rehabilitation work of KWP Quarry Co. Ltd. at Anderson Road in which the Group has a 63.5% interest is proceeding on schedule. In January 2002, the company met its second milestone on time in accordance with its contract with the Hong Kong SAR Government entered into in April 1997. To cope with the changing market conditions and maintain the Group's competitive position as one of the leaders in the industry in Hong Kong, the Group has embarked on certain initiatives. On the operational side, we established a wholly owned new quarry in Huidong with an aim to cater primarily to the Hong Kong market. It will commence production by the end of 2002. On the management side, the project that the Group initiated in 2000 for cultural change focusing on alignment of accountability and authority to meet corporate objectives is being carried out successfully. The Group now has an effective organisation structure and culture to meet the challenging market conditions ahead of us.

Business in Mainland China

In general, the overall performance of our Mainland Division reported significant profit improvement as compared to last year.

In Shanghai, the Group is pleased to report that profits contribution from the Shanghai region is better than expected due to an increase in the overall ready-mixed concrete market in 2001 of more than 30%.

In Guangzhou, the performance is disappointing. This is due to worsening market condition and the closure of Huang Pi Quarry and Jia Fang Concrete batching plant. Huang Pi's application to the Guangzhou High Court to revoke the closure notice was heard on 28th December, 2001. The Group is still awaiting the outcome of the legal proceeding.

The Group is pleased to report that with the Group's continued efforts in improving productivity, the total production output of Guangzhou K. Wah Nanfang Cement Limited in which the Group has 50% equity interest, increased by 14% over the previous year. This benefit from increased production capacity is offset by intensifying market competition and considerable drop in prices. Despite all these the joint venture company is making a contribution to profit.

Technology Investments

The Group has been proceeding prudently with its diversified investment plan and so far has invested HK$111 million on technology investments. It has also achieved a balanced investment portfolio in various segments, both in Hong Kong and in Mainland China.

OUTLOOK

Business in Hong Kong

Bashed by the 11th September, 2001 event, the market in Hong Kong worsened over the last six months which added more pressure on pricing and availability of new orders. However, the Group remains optimistic on the longer term. Our new Financial Secretary in his maiden budget speech on 6th March 2002 highlighted a 21% increase in real terms on capital expenditure for 2002/03. This includes approximately HK$29 billion allocated for major capital works. The SAR Government was also said to be considering to further reduce the production of public housing thus leaving more freedom for the private sector to develop the market. The Group envisages that all these will provide a basis for restructuring Hong Kong's economy and renew public confidence as well as provide good business opportunities for the Group.

The restructuring of the Hong Kong economy will take time to materialize. Hence, the Group envisages that contributions from the Hong Kong operation would, in the meantime, be further reduced before recovery. The Group's order book is currently maintained at a level lower than that of the corresponding period last year. However, given current market conditions, the Group considers the situation to be fair and satisfactory. To strengthen the Group's position, continuing management efforts will be endeavored to explore opportunities available in the Pearl River Delta in terms of new market and product range.

Business in Mainland China

The Group's ready-mixed concrete sales volume in Shanghai has reached a level where the Group sees the opportunity to create vertical integration by expanding its production facility to cover upstream products. Along this, the Group has established K. Wah Quarry (Huzhou) Company Limited, a wholly owned subsidiary of the Group. The subsidiary will establish a quarry in Huzhou aiming to serve primarily the Shanghai market. It is scheduled for full production by the end of 2002. In addition, the Group has established Shanghai K. Wah Concrete Piles Company Limited, a co-operative joint venture of which the Group has 100% equity interest. The joint venture company will establish a plant for production of piles also aiming to serve primarily the Shanghai market. It is envisaged that with continuing improvement of market conditions coupled with the Group's additional investments to expand facilities and product range, Shanghai precast concrete and other construction materials business will further increase its contribution to the Group.

The Group is also pleased to report that agreement has been reached with the Mainland partner for the Group to continue its management of Guangzhou K. Wah Nanfang Cement Limited for another term of four years following the expiry of the existing term in November 2002.

In the long run, through leveraging the Group's strong financial strength and its invaluable years of management experience in Mainland, the Group is confident of grasping the opportunities arising from China's entry to WTO and the commencement works for Beijing's 2008 Olympics. It is also the Group's strategy to expand its product range and business presence to other major cities in the Mainland.

Technology Investments

The Group will prudently explore technology investments within the current strategic mandate that will bring satisfactory return in the medium to long term. We will also continue to explore our relationship with existing partners to create synergy that will bring to the Group more investment opportunities from the Mainland and from overseas.

In selecting investment projects, the Group places emphasis on management skill, technical expertise, innovation and technological advancement. We are confident that our prudent investment approach can capitalize the market potential available from this new economic frontier.

FINANCIAL REVIEW

Financial Position and Gearing Ratio

The financial position of the Group has continuously improved during the year. At 31st December 2001, the shareholders funds increased by 6% to HK$1,358 million from HK$1,277 million as at 31st December 2000 and the Group's gross assets employed decreased by 0.5% to HK$1,505 million from HK$1,512 million as at 31st December 2000.

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was practically at a debt free level at 31st December 2001 as compared to 3% at 31st December 2000.

Liquidity and Financial Resources

The Group continues to maintain a strong cash position. As at 31st December 2001 total cash and bank balances were HK$299 million as compared to HK$234 million as at 31st December 2000. Outstanding bank loans as at year-end decreased to HK$285 million from HK$288 million as at 31st December 2000. All outstanding bank loans were on a floating rate basis and are repayable in 2002. The Group's gearing ratio and liquidity remains strong and the Group has sufficient funds to meet its commitment and working capital requirements.

Treasury Policy

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilized when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products, which are considered not necessary for the Group's treasury management activities.

Charges on Group Assets

Land and buildings, plant and machinery with net book values of HK$242,643,000 (2000: HK$247,981,000) and HK$111,398,000 (2000: HK$124,998,000) respectively were pledged to various banking institutions to secure banking facilities.

Contingent Liabilities

The Company has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$295,893,000 (2000: HK$199,100,000). At 31st December 2001, the facilities utilised amounted to HK$205,283,000 (2000: HK$119,500,000).

The Company has executed an indemnity to its ultimate holding company for guarantees in respect of the banking facilities granted to a subsidiary amounting to HK$76,200,000 (2000: HK$63,500,000). At 31st December 2001, facilities utilised amounted to HK$76,200,000 (2000: HK$63,500,000).

EMPLOYEES

The Group, excluding associated companies and jointly controlled entities, employs over 1,200 employees in Hong Kong and the Mainland. Employee costs, excluding Director's emoluments, amounted to HK$145,157,000.

The Group recruits and promotes individuals based on their competencies, merit and development potentials and ensures remuneration packages are competitive. In 2001, with the support of an external consultant, the Group has designed and implemented a new performance management system for its executives. Specific objectives are agreed at the beginning of the year with regular achievement reviews.

SHARE CAPITAL

The Company has not redeemed any of its shares during the year ended 31st December 2001. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the year ended 31st December 2001.

CHANGES IN THE BOARD

Mr. Edwin Yu Kwok Kam resigned as an executive director of the Company with effect from 1st August 2001. Mr. Joseph Lai Ming resigned as an executive director of the Company with effect from 1st September 2001 and resigned as a non-executive director with effect from 17th November 2001. The Board would like to express sincere appreciations toward them for their valuable contributions to the Group.

The Board welcomes the appointment of Mr. Albert To Tak Pui as an executive director of the Company with effect from 19th December 2001 bringing substantial valuable experience to the Group.

CLOSE OF REGISTER

The register of members will be closed from 24th May 2002 to 30th May 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Central Registration Hong Kong Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 23rd May 2002.

CODE OF BEST PRACTICE

For the year ended 31st December 2001, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited save and except that, prior to the 2000 Annual General Meeting of the Company ("2000 AGM"), non-executive directors were appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the Company's and the Stock Exchange's websites in due course.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 11th April 2002

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong
Website: *www.kwcml.com*



嘉華建材有限公司

(於香港註冊成立之有限公司)

截至二零零一年十二月三十一日止年度之業績公佈

業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零一年十二月三十一日止年度之已審核綜合業績如下：

本集團截至二零零一年十二月三十一日止年度之營業額為港幣1,082,615,000元，較去年減少港幣10,906,000元。

本集團截至二零零一年十二月三十一日止年度之已審核股東應佔溢利為港幣112,801,000元，較去年減少港幣53,475,000元。

末期股息

董事會議決於二零零二年五月三十日召開之股東週年大會上，建議向於二零零二年五月三十日名列本公司股東名冊內之股東派發截至二零零一年十二月三十一日止年度以股代息之末期股息，每股港幣2.5仙，共需港幣30,420,000元，惟股東可選擇收取現金以代替股份股息。(二零零零年：建議派發以股代息之末期股息，每股港幣4仙，共需港幣46,066,000元，股東可選擇收取現金以代替股份股息。)

派發股份股息，須待於即將召開之股東週年大會上獲普通決議案通過及香港聯合交易所有限公司批准將予發行作為股息之股份上市及掛牌買賣，方可作實。預期有關該等股份之股票及股息單將於二零零二年七月十日郵寄予股東。一份載有建議之以股代息詳情之通函將寄予本公司之股東。

綜合損益表

截至二零零一年十二月三十一日止年度

	附註	二零零一年 港幣千元	二零零零年 港幣千元
營業額	1	1,082,615	1,093,521
銷售成本		(903,738)	(846,120)
毛利		178,877	247,401
其他收益		48,984	55,463
其他營運收入		15,634	13,517
行政費用		(64,281)	(67,868)
其他營運費用		(30,168)	(29,614)
經營溢利	2	149,046	218,899
財務費用	3	(16,929)	(24,077)
應佔溢利減虧損			
共同控制實體		1,938	(53)
聯營公司		(6,010)	(4,552)
除税前溢利		128,045	190,217
税項	4	(14,410)	(23,565)
除税後溢利		113,635	166,652
少數股東權益		(834)	(376)
股東應佔溢利		112,801	166,276
股息	6	(48,330)	(74,156)
		港仙	港仙
每股盈利	5	9.6	15.2
每股股息			
中期	6	1.5	2.5
末期(建議)	6	2.5	4.0

附註

1. 營業額和業績

本集團主要從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零一年 港幣千元	二零零零年 港幣千元
營業額		
建築材料銷售	1,082,615	1,093,521
其他收益		
租金收入	11,963	11,343
利息收入：		
上市證券投資	—	570
非上市證券投資	25,415	30,603
銀行存款	9,688	11,116
遞延應收賬款	1,918	1,831
	48,984	55,463
總收益	1,131,599	1,148,984
經營溢利	149,046	218,899

營業額及經營溢利按地區分析如下：

	二零零一年 港幣千元	二零零零年 港幣千元
營業額		
香港	721,075	844,965
中國內地	361,540	248,556
	1,082,615	1,093,521
經營溢利		
香港	139,926	243,668
中國內地	9,120	(24,769)
	149,046	218,899

2. 經營溢利

經營溢利已計入及扣除下列項目：

	二零零一年 港幣千元	二零零零年 港幣千元
計入		

業績檢討

概覽

截至二零零一年十二月三十一日止年度，集團之營業額及除税前溢利分別為港幣1,083,000,000元及港幣128,000,000元。去年則分別為港幣1,094,000,000元及港幣190,000,000元。雖然整體市場疲弱，營業額仍能維持上年度水平。但除税前溢利卻下跌百份之三十三。

香港建材業務繼續為集團帶來主要之盈利貢獻。市場環境因九一一事件惡化，儘管管理層致力控制成本及提高生產力，本港業務之盈利仍持續下降。相反，本公司在上海業務之業績錄得可觀增長，並深信內地前景將保持興旺。

香港業務

本年度的經濟仍在收縮，房地產及基建發展減慢，以致香港整體建材需求進一步下降。儘管管理層已致力控制營運成本，建材行業需求疲弱及價格激烈競爭，導致香港業務之利潤承受頗大壓力。

本集團佔有63.5%權益之嘉安石礦有限公司在安達臣道之重修合約，依原定計劃繼續進行。根據與香港特別行政區政府於一九九七年四月簽訂之合約，該公司在二零零二年一月已準時完成第二階段工程。隨著市場環境之轉變，本集團已採取多項策略性部署以確保在香港建材行業之競爭優勢及領導地位。於營運方面，本集團已在惠東興建一所全資擁有的石礦場，並預計於二零零二年底前可全面投入生產以供應香港市場。於管理方面，本集團於二零零零年開始進行之公司文化改革及將權力及問責配合以達到企業目標之計劃已成功實施。本集團現已擁有一個有效之組織架構及文化基礎以迎接充滿競爭之香港市場環境。

中國內地業務

相對上年，內地建材部門整體表現錄得可觀盈利增長。

本集團欣然宣佈去年上海預拌混凝土市場錄得三成增長而上海地區之盈利貢獻比預期理想。

在廣州，由於市場環境之持續逆轉以及黃陂石礦場及嘉房混凝土廠房的關閉，業務表現較失望。本集團向廣東省高級人民法院提出撤銷關閉黃陂石礦場之申請已於二零零一年十二月二十八日作出聆訊，現時仍在等候訴訟結果。

本集團欣然宣佈，在本集團持續致力提高生產力下，本集團持有百份之五十股權的廣州市嘉華南方水泥有限公司的生產量，較去年錄得百份之十四的增長。雖然不斷受到市場激烈競爭及市場價格大幅下降的影響，藉著生產能力的提高，該合營公司仍能錄得盈利貢獻。

科技投資

本集團繼續以審慎態度推行其多元化發展計劃。在科技投資上，現時之總投資額為港幣111,000,000元。並在各個不同投資地區上取得平衡的投資組合，其中包括在香港及中國內地。

展望

香港業務

受到二零零一年九一一事件之沖擊，本港市場在過去六個月持續疲弱，並對新訂單之價格及數量添加壓力。但集團對香港長遠經濟發展仍抱樂觀態度。新任財政司司長於二零零二年三月六日第一次發表之預算案中指出二零零二/零三年之非經常性支出將會比上年實質增長百分之二十一，而投入於主要基建項目金額約為港幣二百九十億元。香港特區政府亦表示現正考慮減少公共房屋供應量以給予私人機構更多空間及自由以發展房地產市場。集團認為此等政策可給予良好基礎以重整香港經濟及重拾公眾信心，同時亦為集團帶來重大商機。

因重整香港經濟需時，集團認為現時香港業務之貢獻在復甦前仍會進一步下降。集團之訂單相對去年仍處於低水平，但基於目前市場環境，集團認為情況仍屬平穩及令人滿意。為鞏固集團地位，管理層仍致力不斷發掘在珠江三角洲所有之市場及產品發展機會。

中國內地業務

集團認為以現時上海預拌混凝土銷售量的水平，已可藉擴充上游材料生產設施以增加利潤。因此集團已就此成立一間全資附屬公司嘉華石礦(湖州)有限公司，此附屬公司將在湖州成立一所石礦場以應付上海市場之需要，並計劃於二零零二年底前全面投入生產。再者，集團亦已成立一間全資擁有之合作經營企業上海嘉華管樁有限公司，此合營企業將興建一間生產管樁的工廠以應付上海市場需求。本集團展望在市場環境不斷改善及集團不斷增加投資設施以及擴闊產品下，上海之預拌混凝土及其他建築材料業務將為本集團帶來更大之盈利貢獻。

本集團欣然宣布已成功與廣州市嘉華南方水泥有限公司之中方股東達成協議，在該管理期於二零零二年十一月屆滿時，集團之管理權將可獲再延長四年。

長遠而言，透過本集團雄厚的財力及在中國內地累積多年的寶貴管理經驗，本集團有信心能受惠於中國加入世貿組織及二零零八年北京奧運會之有關工程。本集團之發展策略亦包括在國內其他城市積極拓展集團之產品及業務。

科技投資

本集團將會在現有的策略投資範疇內，以審慎態度探尋可在中長期為集團帶來滿意回報之投資機會。本集團將繼續通過增進與現時伙伴之合作關係尋求進一步之增效作用，期以在中國內地及海外帶來更多投資機會。

在選取投資項目時，本集團著重管理技能，專門知識，創新能力和技術改進。本集團有信心在穩健的投資取向，從新的經濟領域中取得回報。

財務回顧

財務狀況及負債比率

本集團之財務狀況於期內繼續增強。於二零零一年十二月三十一日，股東權益由二零零零年十二月三十一日之港幣1,277,000,000元增加百分之六至港幣1,358,000,000元，集團總資產則達港幣1,505,000,000元與二零零零年十二月三十一日之港幣1,512,000,000元比較，微跌百分之零點五。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零一年十二月三十一日，本集團沒有實質負債，而二零零零年十二月三十一日之負債比率為百分之三。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團之現金及銀行結餘由二零零零年十二月三十一日之港幣234,000,000元上升至二零零一年十二月三十一日之港幣299,000,000元。而未償還之銀行貸款則由二零零零年十二月三十一日之港幣288,000,000元下降至本年度之港幣285,000,000元。所有貸款均以浮息利率計算及需於二零零二年還款。本集團之負債比率良好及資金充裕，足夠本集團應付承約及營運資金之需求。

庫務政策

本集團採取保守之庫務政策，所有存款以港幣、美元或以附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣遠期合約與外幣之組合作風險對沖。本集團並無投資於與集團財務無關

	附註	二零零一年	二零零零年
	6	1.5	2.5
末期（建議）	6	2.5	4.0

附註：

1. **營業額和業績**

本集團主要從事生產、銷售和分銷建築材料，並沒有其他重大可分部業務。

	二零零一年 港幣千元	二零零零年 港幣千元
營業額		
建築材料銷售	1,082,615	1,093,521
其他收益		
租金收入	11,963	11,343
利息收入：		
上市證券投資	—	570
非上市證券投資	25,415	30,603
銀行存款	9,688	11,116
遞延應收賬款	1,918	1,831
	48,984	55,463
總收益	1,131,599	1,148,984
經營溢利	149,046	218,899

營業額及經營溢利按地區分析如下：

	二零零一年 港幣千元	二零零零年 港幣千元
營業額		
香港	721,075	844,965
中國內地	361,540	248,556
	1,082,615	1,093,521
經營溢利		
香港	139,926	243,668
中國內地	9,120	(24,769)
	149,046	218,899

2. **經營溢利**

經營溢利已計入及扣除下列項目：

	二零零一年 港幣千元	二零零零年 港幣千元
計入		
出售上市投資的利潤	6,583	1,519
負商譽確認	632	—
扣除		
折舊：		
自置固定資產	74,334	78,405
租賃固定資產	287	307
攤銷：		
石礦場之發展費用	1,494	5,173
清除表土費用	10,321	10,322
開辦費用及其他遞延費用	—	6,961
出售貨物成本	778,444	700,756

3. **財務費用**

	二零零一年 港幣千元	二零零零年 港幣千元
利息支出		
銀行貸款及透支	16,766	23,679
需為五年內全數償還之融資租賃承擔	163	398
	16,929	24,077

4. **稅項**

	二零零一年 港幣千元	二零零零年 港幣千元
本公司及附屬公司		
香港利得稅	11,863	20,600
中國內地所得稅	2,576	751
遞延稅項	(708)	1,541
	13,731	22,892
共同控制實體		
中國內地所得稅	161	167
聯營公司		
香港利得稅	518	506
	14,410	23,565

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十六（二零零零年：百分之十六）稅率提撥。

海外利得稅乃按照溢利產生之國家之現行稅率提撥。

5. **每股盈利**

每股盈利乃根據股東應佔溢利港幣112,801,000元（二零零零年：港幣166,276,000元）及年內已發行股份1,176,638,000股（二零零零年：1,097,402,000股）之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零一年十二月三十一日尚未行使之認股權並沒有對每股盈利有可攤薄之影響。

6. **股息**

	二零零一年 港幣千元	二零零零年 港幣千元
中期股息附現金選擇權，每股港幣1.5仙（二零零零年：每股港幣2.5仙）	17,910	28,090
建議末期股息附現金選擇權，每股港幣2.5仙（二零零零年：每股港幣4仙）	30,420	46,066
	48,330	74,156

部份股息以現金派發，詳情如下：

	二零零一年 港幣千元	二零零零年 港幣千元
中期	8,797	13,967
末期	—	23,270
	8,797	37,237

集團認為以現時上海預拌混凝土銷售量的水平，已可藉擴充上游材料生產設施以增加利潤。因此集團已就此成立一間全資附屬公司嘉華石礦（湖州）有限公司，此附屬公司將在湖州成立一所石礦場以應付上海市場之需要，並計劃於二零零二年底前全面投入生產。再者，集團亦已成立一間全資擁有之合作經營企業上海嘉華管樁有限公司，此合營企業將興建一間生產管樁的工廠以應付上海市場需求。本集團展望在市場環境不斷改善及集團不斷增加投資設施以及擴闊產品下，上海之預拌混凝土及其他建築材料業務將為本集團帶來更大之盈利貢獻。

本集團欣然宣布已成功與廣州市嘉華南方水泥有限公司之中方股東達成協議，在該管理期於二零零二年十一月屆滿時，集團之管理權將可獲再延長四年。

長遠而言，透過本集團雄厚的財力及在中國內地累積多年的寶貴管理經驗，本集團有信心能受惠於中國加入世貿組織及二零零八年北京奧運會之有關工程。本集團之發展策略亦包括在國內其他城市積極拓展集團之產品及業務。

科技投資

本集團將會在現有的策略投資範疇內，以審慎態度探尋可在中長期為集團帶來滿意回報之投資機會。本集團將繼續通過增進與現時伙伴之合作關係尋求進一步之增效作用，期以在中國內地及海外帶來更多投資機會。

在選取投資項目時，本集團著重管理技能，專門知識，創新能力和技術改進。本集團有信心在穩健的投資取向，從新的經濟領域中取得回報。

財務回顧

財務狀況及負債比率

本集團之財務狀況於期內繼續增強。於二零零一年十二月三十一日，股東權益由二零零零年十二月三十一日之港幣1,277,000,000元增加百分之六至港幣1,358,000,000元，集團總資產則達港幣1,505,000,000元與二零零零年十二月三十一日之港幣1,512,000,000元比較，微跌百分之零點五。

負債比率定義為未償還之總借款金額扣除現金與總資產相比，於二零零一年十二月三十一日，本集團沒有實質負債，而二零零零年十二月三十一日之負債比率為百分之三。

流動資金及財務資源

本集團之資金狀況保持在充裕水平。集團之現金及銀行結餘由二零零零年十二月三十一日之港幣234,000,000元上升至二零零一年十二月三十一日之港幣299,000,000元。而未償還之銀行貸款則由二零零零年十二月三十一日之港幣288,000,000元下降至本年度之港幣285,000,000元。所有貸款均以浮息利率計算及需於二零零二年還款。本集團之負債比率良好及資金充裕，足夠本集團應付承約及營運資金之需求。

庫務政策

本集團採取保守之庫務政策，所有存款以港幣、美元或以附屬公司之本地貨幣為主，故此，外匯風險維持在極低水平。本集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣遠期合約與外幣之組合作風險對沖。本集團並無投資於與集團財務無關之衍生工具。

集團資產之抵押

賬面淨值港幣242,643,000元（二零零零年：港幣247,981,000元）的房地產及賬面淨值港幣111,398,000元（二零零零年：港幣124,998,000元）之廠房及機器已抵押予不同銀行作為集團信貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣295,893,000元（二零零零年：港幣199,100,000元）向銀行出具擔保。於二零零一年十二月三十一日已動用之信貸額為港幣205,283,000元（二零零零年：港幣119,500,000元）。

本集團就最終控股公司擔保一間附屬公司取得之銀行信貸額港幣76,200,000元（二零零零年：港幣63,500,000元）。於二零零一年十二月三十一日已動用之信貸額為港幣76,200,000元（二零零零年：港幣63,500,000元）。

僱員

本集團在香港及國內僱員總人數超過1,200人（不包括聯營公司及共同控制實體），僱員開支合共港幣145,157,000元（不包括董事酬金）。

本集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。二零零一年，集團聘任顧問公司為管理層設計及推行新的工作表現評估制度，每年年初訂立明確的工作目標，並會作出定期的檢討。

股本

本公司於截至二零零一年十二月三十一日止年度內，並無贖回任何本公司之股份。本公司及其附屬公司亦未於年內購入或出售任何本公司之股份。

董事會變動

余國銘先生於二零零一年八月一日辭任本公司之執行董事。黎明先生於二零零一年九月一日辭任本公司之執行董事，並於二零零一年十一月十七日辭任本公司之非執行董事。董事會衷心感謝他們任內對本集團之貢獻。

董事會對陶德培先生於二零零一年十二月十九日獲委任為本公司之執行董事，及將其寶貴經驗貢獻予本集團表示歡迎。

暫停辦理登記手續

本公司將於二零零二年五月二十四日至二零零二年五月三十日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零二年五月二十三日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零一年十二月三十一日止年度內，一直遵守香港聯合交易所有限公司所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，惟於特別情況下，可獲委任額外三年任期。

刊載進一步資料

載列香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第45(1)至45(3)段所規定之全部資料之業績公佈，將於稍後時間在本公司及聯交所網頁上登載。

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潘鉅南

香港，二零零二年四月十一日

註冊辦事處：
香港
北角



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board of Directors of K. Wah Construction Materials Limited (the "Company") has pleasure in announcing the appointment of Mr. Albert To Tak Pui as an executive director of the Company with effect from 19th December 2001.

Mr. To joined the Group in 2001. He is a seasoned financial professional with substantial experience in multinational operations. He has held top level management positions in international companies and is well exposed to corporate finance, investment planning and strategic development.

By Order of the Board
Steven Tong
Company Secretary

Hong Kong, 19th December 2001



嘉華建材有限公司

(於香港註冊成立之有限公司)

公佈

嘉華建材有限公司(「本公司」)之董事會欣然宣佈，陶德培先生已獲委任為本公司之執行董事，由二零零一年十二月十九日起生效。

陶先生於二零零一年加入本集團，他乃具豐富跨國運作經驗之財務專業人士，曾出任多間國際公司之高層行政職位。陶先生在企業融資、投資計劃及策略性發展方面，具豐富經驗。

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香港，二零零一年十二月十九日



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board of Directors of K. Wah Construction Materials Limited (the "Company") announces that Mr. Joseph Lai Ming has resigned as a non-executive director of the Company with effect from 17th November 2001.

The Company would like to express sincere appreciation towards Mr. Lai for his valuable contributions to the Company in the past years.

By Order of the Board
Steven Tong
Company Secretary

Hong Kong, 19th November 2001



嘉華建材有限公司

(於香港註冊成立之有限公司)

公佈

嘉華建材有限公司(「本公司」)之董事會宣佈，黎明先生已呈辭本公司非執行董事之職，由二零零一年十一月十七日起生效。

本公司謹向黎先生多年來對本公司所作出之寶貴貢獻表示衷心謝意。

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香港，二零零一年十一月十九日



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

INTERIM SCRIP DIVIDEND WITH CASH OPTION FOR THE SIX MONTHS ENDED 30TH JUNE 2001

The discounted market value of a share of the Company for the purpose of calculating the number of new shares to be allotted to the shareholders of the Company as the interim scrip dividend for the six months ended 30th June 2001 is HK$0.4009.

Further to the circular to shareholders of K. Wah Construction Materials Limited (the "Company") dated 12th October 2001 describing arrangements for the payment of the interim scrip dividend of HK$0.015 per ordinary share of HK$0.10 each of the Company ("Share"), the Company announces that for the purpose of calculating the number of Shares to be allotted by way of scrip dividend, the discounted market value of a Share is HK$0.4009.

The discounted market value is HK$0.4009, being the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 15th October 2001 to 19th October 2001, both days inclusive, which was HK$0.422, less five per cent discount, rounding down such figure to four decimal places.

Accordingly, under the scrip dividend arrangements, shareholders will receive the following number of Shares as scrip dividend on that part of their shareholdings in respect of which they have not made cash elections.

$$\text{Number of Shares held} \times \frac{\text{HK\$0.015}}{\text{HK\$0.4009}}$$

The new Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six months ended 30th June 2001, and will rank in full for all future dividends and distributions which may be declared, made or paid.

Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

It is expected that share certificates in respect of the Shares to be allotted as scrip dividend and dividend warrants of HK$0.015 per Share will be posted to shareholders at their own risk on 23rd November 2001.

Shareholders who wish to receive all or part of their interim dividend in cash in lieu of new Shares are reminded to complete the Form of Election and lodge it with the Company's Registrars, Central Registration Hong Kong Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 9th November 2001. Dealings in the new Shares to be allotted as the interim scrip dividend will commence on 26th November 2001.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 19th October 2001



嘉華建材有限公司

(於香港註冊成立之有限公司)

截至二零零一年六月三十日止六個月之中期以股代息(附有選擇現金之權利)

用以計算配發予本公司股東作為截至二零零一年六月三十日止六個月之中期以股代息之新股份數目之折讓市值為每股港幣0.4009元。

繼於二零零一年十月十二日致嘉華建材有限公司(「本公司」)股東概述以股代息之安排之通函後，本公司宣佈，用以計算配發本公司每股面值港幣0.10元股份(「股份」)之港幣0.015元代息股份數目之折讓市值為每股股份港幣0.4009元。

該折讓市值為港幣0.4009元，乃由二零零一年十月十五日起至二零零一年十月十九日止五個交易日(首尾兩天包括在內)一股股份在香港聯合交易所有限公司之平均收市價港幣0.422元再折讓百分之五(約數至小數點後四個位)。

因此，根據該等以股代息安排，股東就彼等未有選擇收取現金作為股息之該部份股權可收取下列數目之代息股份：

$$\text{持有股份數目} \times \frac{\text{港幣0.015元}}{\text{港幣0.4009元}}$$

根據以股代息安排可予發行之新股份將在各方面與現有已發行股份享有同等權益(截至二零零一年六月三十日止六個月之中期股息除外)，可十足享有日後所宣佈，作出或派發之全部股息及分派。

零碎之股份配額將不予派發，其利益歸本公司所有。

預期將予配發以作為代息股份之股票及每股港幣0.015元之股息單將於二零零一年十一月二十三日寄發予股東，如有郵誤，概由彼等負責。

股東如欲全部或部份以現金收取中期股息以代替新股份，務須於二零零一年十一月九日下午四時前將選擇表格填妥並交回本公司在香港之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。將予配發作為中期以股代息之新股份預期將於二零零一年十一月二十六日開始買賣。

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香港，二零零一年十月十九日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular and the accompanying Form of Election (if any) to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman and Managing Director)*
Paddy Tang Lui Wai Yu

Non-executive Directors:
Dr. Chan Nai Keong, CBE, JP
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, OBE, JP*
Yip Hing Chung, MBE, JP*
Joseph Lai Ming

** Independent Non-executive Directors*

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

12th October 2001

To the Shareholders

Dear Sir or Madam,

Interim Scrip Dividend with Cash Option
for the Six Months Ended 30th June 2001

Introduction

It was resolved by the directors of the Company on 18th September 2001 that an interim dividend for the six months ended 30th June 2001 of HK$0.015 per issued share of the

Company of HK$0.10 each (a "Share") be paid to shareholders whose names appear on the register of members on 12th October 2001. It was also resolved that such dividend should be satisfied by way of scrip dividend by an allotment of new Shares credited as fully paid in accordance with the Memorandum and Articles of Association of the Company and that shareholders may elect to receive cash wholly or partly in lieu of the scrip dividend.

Particulars of the Interim Dividend

Shareholders have the following choices in respect of the interim dividend:

(i) an allotment of new Shares ("New Shares") credited as fully paid and having an aggregate discounted market value (as defined below) equal to the total amount of interim dividend which Shareholders could elect to receive in cash in respect of HK$0.015 per Share, subject to any fractional entitlement being disregarded as mentioned below; or

(ii) interim dividend of HK$0.015 per Share in cash; or

(iii) partly New Shares and partly cash.

For the purpose of calculating the number of New Shares to be allotted, the discounted market value ("Discounted Market Value") of a New Share means the average of the closing prices of one Share on The Stock Exchange of Hong Kong Limited for the 5 trading days from 15th October 2001 to 19th October 2001 (both days inclusive), less 5% discount, rounding down such figure to four decimal places. It will not be possible to determine until the close of business on 19th October 2001 the exact number of New Shares to which a shareholder, electing to receive New Shares, will be entitled. A press announcement of the Discounted Market Value for the purpose of calculating the number of New Shares to be allotted by way of scrip dividend will be made on 22nd October 2001. **The last day on which shareholders will be entitled to make their choice of the above alternatives is 9th November 2001.**

Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at 12th October 2001 and for which elections to receive the interim dividend in cash are not lodged with the Company's share registrars on or before 9th November 2001, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 12th October 2001 for which cash election is not made} \times \frac{\text{HK\$0.015}}{\text{Discounted Market Value}}$$

The New Shares to be issued pursuant to the scrip dividend arrangements will rank pari passu in all respects with the existing issued Shares, except for the interim dividend for the six 30th June 2001, and will rank in full for all future dividends and distributions which may be declared, made or paid. No shareholder will be entitled to be issued any fraction of a Share under the scrip dividend arrangements. Fractional entitlements to Shares will be disregarded and the benefit thereof will accrue to the Company.

Advantage of the Scrip Dividend

The scrip dividend will enable shareholders to increase their holdings of Shares without incurring dealing costs or stamp duty. The scrip dividend will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Effect of the Scrip Dividend

If elections to receive the interim dividend in cash were received in respect of all the existing Shares registered as at 12th October 2001, the total cash dividend payable by the Company would be approximately HK$17,276,000.00.

Shareholders of the Company should note that the scrip dividend may give rise to notification requirements under the Securities (Disclosure of Interests) Ordinance for those shareholders who may have notifiable interests in the Company. Shareholders of the Company who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

Form of Election

Enclosed is a Form of Election. **No action is required if you wish the interim dividend for the six months ended 30th June 2001 which you are entitled to receive to be wholly satisfied by an allotment of new Shares on the abovementioned basis. Otherwise, if you wish to receive such dividend wholly in cash in lieu of New Shares, or partly in cash with the balance satisfied by an allotment of new Shares, you must complete the enclosed Form of Election in accordance with the instructions printed thereon and lodge it with the Company's Registrars, Central Registration Hong Kong Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on 9th November 2001.** If you have signed the Form of Election but do not specify the number of Shares in respect of which you wish to receive the dividend in cash or, if you elect to receive the dividend in cash in respect of a greater number of Shares than your registered holding, then in either case you will be deemed to have exercised your election to receive the dividend in cash in lieu of New Shares in respect of all the Shares registered in your name(s). No acknowledgement of receipt of Form of Election will be issued. The Form of Election also enables you to elect to receive all future dividends wholly in cash in lieu of New Shares until notice in writing to cancel such election is received by the Registrars of the Company. Permanent elections cannot be made in respect of part of your registered holding.

The Form of Election has not been sent to shareholders who have previously made a permanent election to receive all future dividends wholly in cash. These shareholders will receive cash in lieu of scrip dividend for all the Shares for the time being registered in their names, without having to complete any further Form of Election. Any shareholder wishing to change these existing permanent elections should contact the Company's registrars in Hong Kong, Central Registration Hong Kong Limited, before 4:00 p.m. on 9th November 2001.

Shareholders Resident outside Hong Kong

All shareholders resident outside Hong Kong should consult their bankers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to receive Shares in satisfaction of the interim dividend for the six months ended 30th June 2001. No person receiving in any territory outside Hong Kong a copy of this letter and/or a Form of Election may treat the same as an invitation to him unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

The Shares have not been registered under the applicable securities legislation of any jurisdictions other than Hong Kong. Your Board will exercise the discretion granted to it under the articles of association of the Company not to allot New Shares as dividend to the shareholders with registered addresses in territories outside Hong Kong where, in the opinion of the Directors, it would or might, be unlawful or impracticable to allot New Shares in such places in satisfaction of the interim dividend for the six months ended 30th June 2001. These shareholders will receive such dividend and all future dividends wholly in cash. No Forms of Election will be sent to such shareholders.

Listing and Dealings

Shares issued by the Company have been admitted as eligible securities for deposit and settlement in the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited. Dealings in the Company's Shares may be settled through the Central Clearing and Settlement System. Investors should seek the advice of their stockbroker or other professional adviser for details of these settlement arrangements and how such arrangements will affect their rights and interests.

The Shares are listed and dealt in on The Stock Exchange of Hong Kong Limited. On no other stock exchanges are any part of the Shares of the Company listed or dealt in or on which listing or permission to deal is being or is proposed to be sought. Application has been made to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in the New Shares to be issued pursuant to the scrip dividend arrangements. It is expected that share certificates in respect of such Shares and dividend warrants will be posted at the risk of those entitled thereto on 23rd November 2001 and dealings in such Shares will commence on 26th November 2001. In the unlikely event that the New Shares are not admitted to listing by The Stock Exchange of Hong Kong Limited before 23rd November 2001, the Forms of Election will be disregarded and the full cash dividend will be paid to the entitled shareholders according to their registered shareholdings.

Recommendation and Advice

It is the shareholders' responsibility to decide in this regard whether or not to exercise their rights to receive cash in lieu of the scrip dividend. Whether or not it is to the shareholders' advantages to receive cash or New Shares, in whole or in part, depends upon their own individual circumstances. The effect on the tax position of any shareholder will depend on that shareholder's particular circumstances. If you are in any doubt as to what to do, you should consult your professional advisers. Shareholders who are trustees are recommended to take professional advice as to whether the choice to receive cash or New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Yours faithfully,
Lui Che Woo
Chairman

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動有任何疑問，應向　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問諮詢。

閣下如已售出或轉讓所有名下之嘉華建材有限公司股份，應立即將本通函及附奉之選擇表格（如適用）交予買主或經手買賣的銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔責任。



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立之有限公司）

執行董事：
呂志和博士，MBE，太平紳士，LLD（主席）
呂耀東（副主席及董事總經理）
鄧呂慧瑜

非執行董事：
陳乃強博士，CBE，太平紳士
張惠彬博士，太平紳士*
鄭慕智，OBE，太平紳士*
葉慶忠，MBE，太平紳士*
黎明

* 獨立非執行董事

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啓者：

截至二零零一年六月三十日止六個月
之中期以股代息（附有選擇現金之權利）

緒言

董事會於二零零一年九月十八日，決議派發截至二零零一年六月三十日止六個月之中期股息本公司每股面值港幣0.10元之已發行股份（「股份」）港幣0.015元予二零零一年十月十

二日名列股東名冊上之股東。董事會亦決議應以股份作為股息方式，遵照本公司之公司組織章程大綱及公司細則，配發入賬列為繳足之新股份以派發該等股息，而股東可選擇全部或部份收取現金以替代股份股息。

中期股息詳情

有關此次中期股息，各位股東可選擇如下：

(i) 由本公司配發已繳足股款之新股(「新股」)，獲發新股之總折讓市值(定義見下文)相等於股東應可選擇收取現金股息每股港幣0.015元之總額，唯須受下文所述規限，任何零碎股份配額將不予理會；或

(ii) 每股獲派中期股息現金港幣0.015元；或

(iii) 部份收取新股及部份收取現金。

為計算應配發新股之數目，每股新股之折讓市值(「折讓市值」)指由二零零一年十月十五日起至二零零一年十月十九日止(首尾兩天計算在內)五個交易日內一股股份於香港聯合交易所有限公司之平均收市價再折讓百份之五(只計算至小數點後四個數字)。因此，本公司須待二零零一年十月十九日辦公時間完畢後方能確定選擇收取新股之股東所應獲發給之新股確實數目。有關用以計算配發代息股份之數目之折讓市值將刊登於二零零一年十月二十二日之新聞公佈內。**本公司股東有權作出上述選擇之最後日期為二零零一年十一月九日。**

若股東未有於二零零一年十一月九日或以前將選擇表格交回本公司之股份過戶登記處以選擇收取現金作中期股息，則就其名下於二零零一年十月十二日已登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \text{於二零零一年十月十二日持有未有選擇收取現金之現有股數} \times \frac{\text{港幣0.015元}}{\text{折讓市值}}$$

根據以股代息安排可予發行之新股將在各方面與現有已發行股份享有同等權益(截至二零零一年六月三十日止六個月之中期股息除外)，可十足享有日後所宣佈、作出或派發之全部股息及分派。任何股東概無權根據以股代息安排獲發行零碎之股份。零碎之股份配額將不予配發，其利益歸本公司所有。

以股代息之優點

以股代息將可令股東在無須支付買賣費用或印花稅的情況下增加其股份之持股量。對本公司而言，以股代息亦屬有利，股東就全部或部份股息選擇收取新股後，原來應派予股東之現金將可由本公司保留作為營運資金之用。

以股代息之影響

倘股東選擇將其名下於二零零一年十月十二日已登記之全部現有股份，均收取現金作中期股息，則本公司須支付之現金股息總額將約為港幣17,276,000元。

本公司股東務請留意以股代息可引致一些股東(其或有須具報權益)須遵照證券(披露權益)條例之規定作出通知。本公司股東如對此等規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

選擇表格

隨函附奉選擇表格。倘 **閣下擬按上述基準獲配發新股份作為 閣下有權收取之截至二零零一年六月三十日止六個月之全數中期股息，則毋須辦理任何手續。惟倘 閣下擬全數收取現金以代替新股作為股息或部份以現金，而餘額以配發新股份作為股息，則須將隨附之選擇表格按照其上印列之指示填妥，最遲於二零零一年十一月九日下午四時交回香港皇后大道東183號合和中心17樓1712-1716室本公司之股票過戶登記處香港中央證券登記有限公司。**倘 閣下簽妥選擇表格但未註明意欲收取現金股息之股數，或倘 閣下所選擇收取現金股息之股數較登記名下者多，則在此任何一種情況下， 閣下將被視作已選擇名下全部股份收取現金股息以代替新股。交來之選擇表格將不會獲發給收據。 閣下可選擇填交選擇表格，使 閣下日後所收取之股息全數為現金以代替新股，直至本公司之股票過戶登記處接獲書面通知撤銷該項選擇指示為止。 閣下不得就名下部份股份固定選擇長期收取現金股息。

選擇表格不會寄予前已選擇長期收取現金股息之股東。該等股東無須填交任何其他選擇表格，其名下現時所登記之股份將全數收取現金替代股份股息。任何股東如欲改變其現有長期收取現金股息之選擇，請於二零零一年十一月九日下午四時前與本公司於香港之股份過戶登記處香港中央證券登記有限公司聯絡。

身居香港以外之股東

所有居於香港以外地區之股東應諮詢彼等之銀行家或其他專業顧問，彼等是否必須獲得政府方面或其他方面之同意或辦理其他手續，方可收取股份作為截至二零零一年六月三十日止六個月之中期股息。任何於香港以外地區之人士如接獲本函件及／或選擇表格，概不得將有關文件視作向其發出之邀請，除非該項邀請可在有關地區向其合法地發出而毋須符合任何未辦理之登記手續或其他法律規定。

股份並未根據香港以外任何司法地區之適用證券規例登記。董事會可行使其根據本公司之公司細則獲授予之酌情權，不向其登記地址乃在香港以外且董事認為配發新股作為股息，可能或將屬違法或不可行之地區之股東配發新股作為截至二零零一年六月三十日止六個月之中期股息。該等股東收取之該項股息及日後收取之所有股息將全數以現金派發。彼等將不會獲發給選擇表格。

股份上市及買賣

本公司之股份已被納入香港中央結算有限公司設立及管理之中央結算及交收系統為合資格證券。投資者可透過中央結算系統交收買賣本公司股份。而投資者應就此等交收安排詳情及此等安排對其權利及權益之影響程度向其證券經紀或其他顧問徵詢意見。

股份在香港聯合交易所有限公司上市及掛牌買賣，本公司股份之任何部份概無在任何其他股票交易所上市或掛牌買賣，亦無進行或計劃在其他股票交易所申請上市及掛牌買賣。有關批准根據以股代息安排可予發行之新股上市及掛牌買賣之申請已提交香港聯合交易所有限公司。預期有關該等股份之股票及股息單將於二零零一年十一月二十三日郵寄予應得人士；如有郵誤，概由收件人負責。預期該等股份可於二零零一年十一月二十六日開始買賣。倘在極不可能之情況下，新股於二零零一年十一月二十三日前不獲香港聯合交易所有限公司批准上市，選擇表格將不被理會，全數為現金之股息將按其登記之股份支付予應得之股東。

推薦意見

在此等情況下，股東應否行使其權利，選擇收取現金以代替股份股息，為股東之責任。股東不論全部或部份收取現金或新股，對其有利與否，與其個人本身之情況有關。各股東所受到之稅務影響，將視乎其個別情況而定。如對於應採取之行動有任何疑問，應諮詢　閣下之專業顧問。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取現金或新股及其影響。

此致

列位股東　台照

主席
呂志和
謹啓

二零零一年十月十二日



K.WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材

Interim Report 2001

Contents

Interim Results and Interim Dividend

INTERIM RESULTS

The Directors of K. Wah Construction Materials Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2001 as follows:

The Group's turnover for the six months ended 30th June 2001 was HK$541,670,000, representing an increase of HK$27,362,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2001 amounted to HK$65,343,000, representing a decrease of HK$32,723,000 over the corresponding period last year due to slowdown of the Hong Kong construction materials industry.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 1.5 cents per ordinary share (2000: 2.5 cents scrip dividend with cash option), totalling HK$17,276,000 for the six months ended 30th June 2001 (2000: HK$28,090,000) to shareholders whose names appear on the register of members of the Company at the close of business on 12th October 2001. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend. A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

Consolidated Profit and Loss Statement

For The Six Months Ended 30th June 2001

	Note	2001 HK$'000	2000 HK$'000
Turnover	2	**541,670**	514,308
Cost of sales		**(447,299)**	(379,115)
Gross profit		**94,371**	135,193
Other revenues		**26,266**	26,810
Other operating income		**11,337**	2,791
Administrative expenses		**(32,597)**	(32,280)
Other operating expenses		**(14,330)**	(6,345)
Operating profit	3	**85,047**	126,169
Finance costs		**(8,961)**	(12,840)
Share of profits less losses of			
Jointly controlled entities		**313**	(431)
Associated companies		**26**	(1,571)
Profit before taxation		**76,425**	111,327
Taxation	4	**(8,999)**	(13,267)
Profit after taxation		**67,426**	98,060
Minority interests		**(2,083)**	6
Profit attributable to shareholders		**65,343**	98,066
		HK cents	*HK cents*
Earnings per share	5	**5.7¢**	9.1¢

Consolidated Balance Sheet

As at 30th June 2001

	Note	30th June 2001 HK$'000	31st December 2000 HK$'000
Fixed assets		**685,281**	711,286
Jointly controlled entities		**177,060**	176,786
Associated companies		**78,390**	80,870
Other non-current assets		**131,467**	98,784
		1,072,198	1,067,726
Current assets			
Inventories		**68,874**	55,572
Trade debtors, other receivables and prepayments	7	**346,492**	381,438
Taxation recoverable		**1,585**	2,381
Other investments		**280,000**	280,000
Cash and bank balances		**307,981**	234,334
		1,004,932	953,725
Current liabilities			
Creditors and accruals	8	**268,095**	296,816
Current portion of long-term liabilities	11	**131,972**	128,299
Short-term bank loans, unsecured		**141,300**	75,360
Taxation payable		**11,084**	8,716
Dividend payable		**46,066**	—
		598,517	509,191
Net current assets		**406,415**	444,534
		1,478,613	1,512,260
Financed by:			
Share capital	9	**115,176**	115,166
Reserves	10	**1,181,115**	1,161,642
Shareholders' funds		**1,296,291**	1,276,808
Minority interests		**135,726**	128,543
Long-term liabilities	11	**26,250**	86,563
Deferred taxation		**20,346**	20,346
		1,478,613	1,512,260

Consolidated Cash Flow Statement

For The Six Months Ended 30th June 2001

	2001	2000
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**105,846**	128,981
Net cash inflow/(outflow) from returns on investments and servicing of finance	**10,117**	(6,695)
Net taxation paid	**(5,812)**	(5,718)
Net cash outflow from investing activities	**(50,936)**	(42,914)
Net cash inflow before financing	**59,215**	73,654
Net cash inflow/(outflow) from financing	**14,438**	(6,023)
Increase in cash and cash equivalents	**73,653**	67,631
Cash and bank balances at beginning of period	**234,334**	179,179
Change in exchange rate	**(6)**	—
Cash and bank balances at end of period	**307,981**	246,810

Consolidated Statement of Recognised Gains and Losses

For The Six Months Ended 30th June 2001

	Note	**2001**	2000
		HK$'000	*HK$'000*
Exchange differences arising on translation of subsidiaries, associated companies and jointly controlled entities	10	**153**	665
Net gain not recognised in the profit and loss statement		**153**	665
Profit for the period	10	**65,343**	98,066
Total recognised gains		**65,496**	98,731

Notes to the Financial Statements

1. ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties and investments, and in conformity with generally accepted accounting principles in Hong Kong.

In 2001, the Group adopted the following revised or new Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants.

SSAP 9 (revised):	Events after the balance sheet date
SSAP 14 (revised):	Leases
SSAP 26:	Segment reporting
SSAP 28:	Provisions, contingent liabilities and contingent assets
SSAP 29:	Intangible assets
SSAP 30:	Business combinations
SSAP 31:	Impairment of assets
SSAP 32:	Consolidated financial statements and accounting for investments in subsidiaries

The adoption of these SSAPs has no change in the accounting policies of the Group except for the following:

(a) In accordance with the revised SSAP 9, dividends proposed after the balance sheet date are no longer recognised as liability at the balance sheet date. This change in accounting policy has been applied retrospectively and as a result, reserves of the Group as at 1st January 2001 have been increased by HK$46,066,000.

(b) Goodwill arising on acquisition of subsidiaries, jointly controlled entities and associated companies occurring on or after 1st January 2001 is included in the balance sheet as a separate asset and amortised using the straight line method over its estimated useful life of not more than twenty years. Goodwill on acquisitions, which occurred prior to 1st January 2001 was taken directly to reserves. This change in accounting policy has no effect to the accounts for the period.

Apart from the foregoing, the accounting policies adopted are consistent with those described in the 2000 Annual Report and Accounts.

2. TURNOVER AND RESULTS

The Group is principally engaged in manufacture, sale and distribution of construction materials.

	Turnover		Operating Profit	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Sales of construction materials				
Hong Kong	**395,376**	404,267	**82,827**	126,183
Mainland China	**146,294**	110,041	**2,220**	(14)
	541,670	514,308	**85,047**	126,169

3. OPERATING PROFIT

Operating profit is stated after crediting and charging the following:

	2001	2000
	HK$'000	*HK$'000*
Crediting		
Realised profit on disposal of other investments	**6,583**	—
Unrealised profit of other investments	**—**	1,271
Profit on disposal of fixed assets	**144**	282
Charging		
Depreciation:		
Owned fixed assets	**39,595**	38,558
Leased fixed assets	**144**	154
Operating lease rental for land and buildings	**9,144**	8,091
Royalty	**3,177**	2,949
Amortisation of deferred expenditure		
Quarry site development	**887**	2,062
Overburden removal costs	**5,110**	4,126
Pre-operating expenses and other deferred expenditure	**—**	4,737
Cost of inventories sold	**373,221**	309,250

4. TAXATION

	2001	2000
	HK$'000	*HK$'000*
Company and subsidiaries		
Hong Kong profits tax	**8,539**	12,595
Mainland China profits tax	**437**	—
Jointly controlled entities		
Mainland China profits tax	**—**	33
Associated companies		
Hong Kong profits tax	**23**	639
	8,999	13,267

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits for the period.

Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

5. EARNINGS PER SHARE

The calculation of earnings per share is based on profit attributable to shareholders of HK$65,343,000 (2000: HK$98,066,000) and the weighted average number of 1,151,690,000 shares (2000: 1,082,215,000 shares) in issue during the period.

The diluted earnings per share is not presented as the share options outstanding as at 30th June 2001 have no dilutive potential shares.

6. DIVIDENDS

	2001	2000
	HK$'000	*HK$'000*
2000 Final scrip dividend with a cash option, payable, of 4 cents per share	**46,066**	
1999 Final scrip dividend with a cash option, paid, of 4 cents per share		
Scrip		21,155
Cash		22,134
	46,066	43,289

The Board of Directors declares an interim scrip dividend of 1.5 cents per share (2000: 2.5 cents) with a cash option, totaling HK$17,276,000 for the six months ended 30th June 2001 (2000: HK$28,090,000) to shareholders whose names appear on the registers of members of the Company at the close of business on 12th October 2001. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2001.

7. TRADE DEBTORS, OTHER RECEIVABLES AND PREPAYMENTS

	30th June 2001	31st December 2000
	HK$'000	*HK$'000*
Trade debtors	**245,867**	269,560
Other receivables	**35,161**	52,730
Prepayments	**65,464**	59,148
	346,492	381,438

The Group has established credit policies, which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2001	31st December 2000
	HK$'000	*HK$'000*
Within one month	**72,748**	114,375
Two to three months	**109,336**	97,913
Four to six months	**26,636**	23,468
Over six months	**37,147**	33,804
	245,867	269,560

8. CREDITORS AND ACCRUALS

	30th June 2001	31st December 2000
	HK$'000	*HK$'000*
Trade creditors	**87,224**	96,736
Other creditors	**40,981**	56,878
Accrued operating expenses	**130,690**	134,210
Deposit received	**9,200**	8,992
	268,095	296,816

The aging analysis of the Group's trade creditors based on the dates of the invoice is as follows:

	30th June 2001 *HK$'000*	31st December 2000 *HK$'000*
Within one month	**29,615**	43,703
Two to three months	**27,938**	28,979
Four to six months	**13,741**	14,800
Over six months	**15,930**	9,254
	87,224	96,736

9. SHARE CAPITAL

	Ordinary Shares of HK$0.10 each	
	No. of shares	*HK$'000*
Authorised:		
At 1st January 2001	2,888,000,000	288,800
Increase in authorised ordinary share capital	1,000,000,000	100,000
At 30th June 2001	3,888,000,000	388,800
Issued and fully paid:		
At 1st January 2001	1,151,656,667	115,166
Exercise of share options	100,000	10
At 30th June 2001	1,151,756,667	115,176

By an ordinary resolution passed on 31st May 2001, the authorised share capital of the company was increased from HK$288,800,000 to HK$388,800,000 by the creation of 1,000,000,000 shares of HK$0.10 each.

The Company operates a share option scheme under which options to subscribe for ordinary shares in the Company are granted to selected executives. During the period, no new options were granted (2000: nil) and options for 100,000 shares (2000: 60,000 shares) were exercised. At 30th June 2001, outstanding options granted under the scheme are as follows:

Exercise period	Option price per share	Number of shares
	HK$	
20th May 1999 to 19th May 2008	0.5333	13,162,000
30th December 2000 to 29th December 2009	0.5216	26,232,000
		39,394,000

10. RESERVES

	HK$'000
At 1st January 2001 as previously reported	1,115,576
Effect of adopting SSAP 9 (Revised)	46,066
At 1st January 2001 as restated	1,161,642
Change in exchange rate	153
Premium on shares issued	43
Profit for the period	65,343
2000 Final dividend	(46,066)
At 30th June 2001	1,181,115

11. LONG-TERM LIABILITIES

	30th June 2001 HK$'000	31st December 2000 HK$'000
Bank loans		
— Secured	108,083	154,000
— Unsecured	48,750	58,750
Obligations under finance leases wholly repayable within five years	1,389	2,112
	158,222	214,862
Current portion included in current liabilities	(131,972)	(128,299)
	26,250	86,563

12. COMMITMENTS

	30th June 2001 HK$'000	31st December 2000 HK$'000
Contracted but not provided for	2,579	4,038

In addition, the Group has undertaken to invest HK$92,498,000 (2000: HK$99,929,000) in certain invested companies under associated companies, which are engaged in technology projects.

Auditors' Independent Review Report

To the Board of Directors of K. Wah Construction Materials Limited
(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the financial information set out on pages 2 to 13.

Directors' responsibilities

The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited require the preparation of the interim financial information to be in compliance with the Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial information is the responsibility of, and has been approved by, the Directors.

Review work performed

We conducted our review in accordance with the Statement of Auditing Standard 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial information and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial information.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial information for the six months ended 30th June 2001.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18th September 2001

REVIEW OF OPERATIONS

Turnover and profit before taxation for the half year ended 30th June 2001 were HK$542 million and HK$76 million as compared to HK$514 million and HK$111 million respectively for the corresponding period last year, representing an increase in turnover of 5% and a decrease in profit before tax of 32%.

Profit contribution from Hong Kong Construction Materials Division declined by 34%. This was due to the fact that both prices and demand for construction materials have dropped significantly amid the continual slowdown in the local public and private property and infrastructure developments.

The overall performance of the Mainland China Construction Materials Division was steady as compared to the corresponding period last year. The performance of Guangzhou operation was adversely affected by the intensifying market competition from neighbouring cities and the shut down of the ready mixed concrete batching plant of Guangzhou Jia Fang Concrete Co. Ltd. However, the loss in Guangzhou was offset by continuously improving performance of the Shanghai region.

(1) Business in Hong Kong

The profit of the Hong Kong Construction Materials Division has been eroded significantly due to the continual slowdown in the local public and private property and infrastructure developments, affecting prices. To maintain competitiveness, efforts have been made in resources rationalization and on cost control. In the short term, the Group envisages that the contributions from the Hong Kong operation would continuously be under severe pressure until such time when more new property and infrastructure development projects commence. Nevertheless, the Group remains cautiously optimistic on the prospect of the Hong Kong construction materials industry in the long term. Along this view the Group has incorporated a subsidiary K. Wah Materials (Hui Dong) Limited in July 2001. This cooperative joint venture, of which the Group has 100% equity interest, will establish a quarry in Huidong aiming to serve primarily to the Hong Kong market. It is scheduled for full production by the end of 2002.

The Group notes that the current order book is at a level lower than that of the corresponding period last year. However given the current market condition, the Group considers the situation satisfactory.

(2) Business in Mainland

The overall performance of the Mainland China Construction Materials Division was steady and recorded better results as compared to the corresponding period last year.

In Guangzhou, the overall performance was unsatisfactory due to intensifying market competition and the required shut down of Jia Fang concrete batching plant. The Group is still awaiting the outcome of the legal proceedings to revoke the closure notice served on Huangpi Quarry and is actively evaluating alternatives available for Guangzhou Jia Fang Concrete Co. Ltd., a subsidiary in which the Group has 57% equity interest.

In Shanghai, the performance of our operations is satisfactory. The 30% increase in the overall ready-mixed concrete market during the first half of 2001 resulted in better than expected profit contribution to the Group. It is envisaged that with gradual easing of the liquidity in the market and the upturn in the demand for ready-mixed concrete, contribution from Shanghai operations will continue to increase. To benefit from the potential of the ready mixed concrete market, the Group has acquired from its Chinese joint venture partner an additional 40% equity interest in Shanghai Beicai Concrete Co. Ltd. in July 2001. On completion of this acquisition, the Group owns 100% equity interest in and has full management control of that company.

(3) Technology Investments

The Group has been cautiously proceeding with its diversification plan and so far has invested HK$99 million on technology investments. It has also achieved a balanced investment portfolio in various segments, both in Hong Kong and in Mainland China.

OUTLOOK

In the near term the current unfavourable view on the Hong Kong construction materials industry is likely to persist until such time when property and infrastructure developments prosper with full vigour.

Faced with continuous drop in demand and the current market downturn, the Group is consolidating its Hong Kong operation through resources rationalization so as to gear ourselves up to stay competitive and to remain as one of the leaders in the industry.

In mainland China, with the forthcoming entry into WTO and Beijing's successful bid for the 2008 Olympic Games, the Group expects further contributions from speeding up its pace of expansion in the Mainland. With the Group's strong cash flow and practically zero gearing ratio and our invaluable years of experience in Mainland China, the Group is confident in grasping good and profitable opportunities.

LIQUIDITY AND FINANCIAL RESOURCES

The financial position of the Group has improved continuously during the period. At 30th June 2001, the shareholders' funds increased by 1% from HK$1,277 million at 31st December 2000 to HK$1,296 million. The Group's net assets employed decreased by 2% from HK$1,512 million at 31st December 2000 to HK$1,479 million.

The Group's liquidity position remains strong and the Group possesses sufficient cash and available banking facilities to meet its commitments, working capital requirements and future assets acquisitions.

GEARING RATIO

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was practically at a debt free level at 30th June 2001 as compared to 3% at 31st December 2000.

TREASURY POLICY

The Group continues to adopt a conservative treasury policy by maintaining all bank deposits in either Hong Kong Dollars, United States Dollars, or in the local currency of the operating subsidiaries, thus keeping a minimum exposure to foreign exchange risks. A similar policy is adopted for short-term investments.

CHARGES ON GROUP ASSETS

Land and buildings, plant and machinery with net book values of HK$245,312,000 (31st December 2000: HK$247,981,000) and HK$118,198,000 (31st December 2000: HK$124,998,000) respectively were pledged to various banking institutions to secure banking facilities.

CONTINGENT LIABILITIES

The Company has executed several guarantees in favour of various banking institutions in respect of facilities granted to the various subsidiaries amounting to HK$300,700,000 (31st December 2000: HK$199,100,000). As at 30th June 2001, the facilities utilised amounted to HK$174,300,000 (31st December 2000: HK$119,500,000). The Company has executed an indemnity to its ultimate holding company for guarantees in respect of the banking facilities granted to a subsidiary amounting to HK$76,200,000 (31st December 2000: HK$63,500,000). At 30th June 2001, facilities utilised amounted to HK$76,200,000 (31st December 2000: HK$63,500,000).

Other Information

EMPLOYEES

The Group excluding associated companies, employs 1,274 people. Salaries of employees are maintained at competitive levels. The Group recruits and promotes individuals based on their competencies, merits and development potentials for the positions offered. Staff performance is reviewed at least annually and remuneration is performance driven. The Company has in place a share option scheme for executives for the purpose of providing competitive remuneration package and long term retention of management talents. This scheme was introduced in 1991 following approval by the shareholders.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2001. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2001.

DIRECTORS' INTERESTS

At 30th June 2001, the beneficial interest of each director in the share capital of the Company and the share capital and warrants of its listed ultimate holding company, K. Wah International Holdings Limited, and the details of any right to subscribe for shares in the Company and K. Wah International Holdings Limited and of the exercise of such rights, as recorded in the register kept under section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

(a) Ordinary Shares of the Company:

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Lui Che Woo	6,446,669	1,247,087	62,305,854(1)	777,717,352(2)	847,716,962
Francis Lui Yiu Tung	2,822	—	—	777,717,352(2)	777,720,174
Paddy Tang Lui Wai Yu	1,861,906	—	—	777,717,352(2)	779,579,258
Chan Nai Keong	49,769	—	—	—	49,769
Charles Cheung Wai Bun	1,810	—	—	—	1,810
Moses Cheng Mo Chi	—	—	—	—	—
Yip Hing Chung	155,405	—	—	—	155,405
Joseph Lai Ming	—	—	—	—	—
Edwin Yu Kwok Kam	—	—	—	—	—

(b) **Share Options of the Company:**

	Share Options	
	Number Outstanding	Number Exercised during the period
Lui Che Woo	3,300,000	—
Francis Lui Yiu Tung	2,600,000	—
Paddy Tang Lui Wai Yu	1,670,000	—
Chan Nai Keong	836,000	—
Charles Cheung Wai Bun	—	—
Moses Cheng Mo Chi	—	—
Yip Hing Chung	—	—
Joseph Lai Ming	850,000	—
Edwin Yu Kwok Kam	1,700,000	—

(c) **Ordinary Shares of K. Wah International Holdings Limited:**

	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
Lui Che Woo	224,001	6,079,030	28,383,646(3)	1,070,978,693(2)	1,105,665,370
Francis Lui Yiu Tung	379,804	—	—	1,070,978,693(2)	1,071,358,497
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,070,978,693(2)	1,075,617,859
Chan Nai Keong	157,609	—	—	—	157,609
Charles Cheung Wai Bun	7,239	—	—	—	7,239
Moses Cheng Mo Chi	—	—	—	—	—
Yip Hing Chung	—	—	—	—	—
Joseph Lai Ming	—	—	—	—	—
Edwin Yu Kwok Kam	—	—	—	—	—

(d) **Share Options and 2001 Warrants of K. Wah International Holdings Limited:**

	Share Options		2001 Warrants
	Number Outstanding	Number Exercised During the period	Number Outstanding
Lui Che Woo	2,850,000	—	16,206,548
Francis Lui Yiu Tung	2,200,000	—	677
Paddy Tang Lui Wai Yu	1,470,000	—	505,264
Chan Nai Keong	735,000	—	13,505
Charles Cheung Wai Bun	—	—	490
Moses Cheng Mo Chi	—	—	—
Yip Hing Chung	—	—	36,182
Joseph Lai Ming	685,000	—	—
Edwin Yu Kwok Kam	—	—	—

Notes:

(1) 62,305,854 shares in the Company were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

(2) K. Wah International Holdings Limited was interested in 774,492,820 shares in the Company representing more than one-third of its issued share capital held by a wholly owned subsidiary of K. Wah International Holdings Limited. In addition, a discretionary trust was interested in 3,224,532 shares in the Company. 1,070,978,693 shares in K. Wah International Holdings Limited representing more than one-third of its issued share capital were held by discretionary trusts. Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu, as discretionary beneficiaries interested in the trusts, are deemed to be interested in those shares in K. Wah International Holdings Limited and the Company held by the trusts and in those shares in the Company in which K. Wah International Holdings Limited was interested as aforesaid.

(3) 28,383,646 shares in K. Wah International Holdings Limited were held by Best Chance Investments Ltd. which was controlled by Dr. Lui Che Woo.

SUBSTANTIAL SHAREHOLDERS

At 30th June 2001, the interest of every person (not being a director or chief executive of the Company) having an interest in 10% or more of the issued share capital of the Company as recorded in the register kept under section 16(1) of the SDI Ordinance were as follows:

Name	Number of Ordinary Shares
Sutimar Enterprises Limited	774,492,820 *(Note 1)*
K. Wah International Holdings Limited	774,492,820 *(Note 1)*
HSBC Holdings Plc	777,743,791 *(Note 2)*
HSBC Finance (Netherlands)	777,743,791 *(Note 2)*
HSBC Holdings B.V.	777,743,791 *(Note 2)*
HSBC Investment Bank Holdings B.V.	777,743,791 *(Note 2)*
HSBC International Trustee Limited	777,743,791 *(Note 2)*

Notes:

1. K. Wah International Holdings Limited is deemed to be interested in the 774,492,820 shares in the Company held by Sutimar Enterprises Limited since it owned all of the issued share capital of Sutimar Enterprises Limited.

2. HSBC International Trustee Limited is the trustee of discretionary trusts which holds 777,743,791 shares in the Company. Each of HSBC Holdings Plc, HSBC Finance (Netherlands), HSBC Holdings B.V. and HSBC Investment Bank Holdings B.V. are deemed to be interested in the 777,743,791 shares in the Company held by HSBC International Trustee Limited, being a wholly owned subsidiary within the HSBC Group.

There was duplication of interest of:

(i) 777,717,352 shares in the Company between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mrs. Paddy Tang Lui Wai Yu, Sutimar Enterprises Limited, K. Wah International Holdings Limited, HSBC Holdings Plc, HSBC Finance (Netherlands), HSBC Holdings B.V., HSBC Investment Bank Holdings B.V. and HSBC International Trustee Limited; and

(ii) 1,070,978,693 shares in K. Wah International Holdings Limited between Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung and Mrs. Paddy Tang Lui Wai Yu.

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim report for the six months ended 30th June, 2001 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee which meets at least twice each year.

CHANGES IN THE BOARD

Mr. Edwin Yu Kwok Kam and Mr. Joseph Lai Ming have resigned as executive directors of the Company on 1st August 2001 and 1st September 2001 respectively. The Board would like to express appreciation towards them for their valuable contributions to the Company. Mr. Joseph Lai Ming will remain on the Board as a non-executive director.

CLOSE OF REGISTER

The register of members will be closed from 8th October 2001 to 12th October 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Central Registration Hong Kong Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 5th October 2001.

Other Information

CODE OF BEST PRACTICE

For the six months ended 30th June 2001, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited save and except that, prior to the 2000 Annual General Meeting of the Company ("2000 AGM"), non-executive directors are being appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 18th September 2001

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Website: *www.kwcml.com*

嘉華建材有限公司

二零零一年中期報告

目 錄

中期業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(簡稱「本集團」)截至二零零一年六月三十日止之六個月之未經審核業績如下：

截至二零零一年六月三十日止之六個月本集團之營業額為港幣541,670,000元，較去年同期增加港幣27,362,000元。

由於香港建材業務放緩，本集團截至二零零一年六月三十日止之六個月未經審核之股東應佔溢利為港幣65,343,000元，較去年同期下跌港幣32,723,000元。

中期股息

董事會議決派發截至二零零一年六月三十日止之六個月之中期股息，每股普通股港幣1.5仙(二零零零年：港幣2.5仙附有選擇現金權利之股份股息)，共需港幣17,276,000元(二零零零年：港幣28,090,000元)，給予在二零零一年十月十二日已登記於本公司股東名冊內之股東。董事會並通過以股代息之方式派發該等股息，惟股東可選擇收取現金以代替部份或全部股息。一份載有以股代息之詳情之通函將寄予本公司之股東。

綜合損益表

截至二零零一年六月三十日止之六個月

	附註	二零零一年 港幣千元	二零零零年 港幣千元
營業額	2	**541,670**	514,308
銷售成本		**(447,299)**	(379,115)
毛利		**94,371**	135,193
其他收益		**26,266**	26,810
其他營運收入		**11,337**	2,791
行政費用		**(32,597)**	(32,280)
其他營運費用		**(14,330)**	(6,345)
經營溢利	3	**85,047**	126,169
財務費用		**(8,961)**	(12,840)
應佔溢利減虧損			
共同控制實體		**313**	(431)
聯營公司		**26**	(1,571)
除税前溢利		**76,425**	111,327
税項	4	**(8,999)**	(13,267)
除税後溢利		**67,426**	98,060
少數股東權益		**(2,083)**	6
股東應佔溢利		**65,343**	98,066
		港幣	港幣
每股盈利	5	**5.7仙**	9.1仙

綜合資產負債表

二零零一年六月三十日

	附註	二零零一年 六月三十日 港幣千元	二零零零年 十二月三十一日 港幣千元
固定資產		**685,281**	711,286
共同控制實體		**177,060**	176,786
聯營公司		**78,390**	80,870
其他非流動資產		**131,467**	98,784
		1,072,198	1,067,726
流動資產			
存貨		**68,874**	55,572
應收賬款、其他應收款及預付款	7	**346,492**	381,438
可收回稅金		**1,585**	2,381
其他投資		**280,000**	280,000
現金及銀行結餘		**307,981**	234,334
		1,004,932	953,725
流動負債			
應付賬款及應計費用	8	**268,095**	296,816
長期負債之一年內應還額	11	**131,972**	128,299
短期銀行貸款 — 無抵押		**141,300**	75,360
應付稅項		**11,084**	8,716
應付股息		**46,066**	—
		598,517	509,191
流動資產淨額		**406,415**	444,534
		1,478,613	1,512,260
資金來源：			
股本	9	**115,176**	115,166
儲備	10	**1,181,115**	1,161,642
股東權益		**1,296,291**	1,276,808
少數股東權益		**135,726**	128,543
長期負債	11	**26,250**	86,563
遞延稅項		**20,346**	20,346
		1,478,613	1,512,260

綜合現金流量表

截至二零零一年六月三十日止之六個月

	二零零一年 港幣千元	二零零零年 港幣千元
經營業務之現金流入淨額	**105,846**	128,981
投資回報及融資成本之現金流入／(流出)淨額	**10,117**	(6,695)
支付稅項淨額	**(5,812)**	(5,718)
投資業務之現金流出淨額	**(50,936)**	(42,914)
融資前之現金流入淨額	**59,215**	73,654
融資之現金流入／(流出)淨額	**14,438**	(6,023)
現金及現金等價物之增加	**73,653**	67,631
於期初之現金及現金等價物	**234,334**	179,179
匯兌率變動	**(6)**	—
於期末之現金及銀行結餘	**307,981**	246,810

綜合已確認損益報表

截至二零零一年六月三十日止之六個月

	附註	二零零一年 港幣千元	二零零零年 港幣千元
折算附屬公司、聯營公司及共同控制實體之匯兑差額	10	**153**	665
未於損益賬中確認收益淨額		**153**	665
期內溢利	10	**65,343**	98,066
已確認損益總額		**65,496**	98,731

賬目附註

1. 會計政策

本財務報表乃根據歷史成本會計法編撰，並對某些物業及投資的重估值作出修訂，並符合香港會計公會發出的會計準則。

在二零零一年，本集團採納下列由香港會計師公會頒佈之會計實務準則：

會計實務準則第9號(經修訂)：	資產負債表日後事項
會計實務準則第14號(經修訂)：	租賃
會計實務準則第26號：	分部報告
會計實務準則第28號：	準備、或有負債和或有資產
會計實務準則第29號：	無形資產
會計實務準則第30號：	企業合併
會計實務準則第31號：	資產減值
會計實務準則第32號：	綜合財務報表和對附屬公司投資之會計處理

除下述者外，採納此等新政策對本集團之會計政策並無變更：

(a) 按照經修訂會計實務準則第9號，本集團於結算日後擬派或宣派之股息不再於結算日確認為負債。此項會計政策之變更已追溯至二零零一年一月一日，本集團儲備因此已提高了港幣46,066,000元。

(b) 於二零零一年一月一日及以後於收購附屬公司，共同控制實體及聯營公司所產生的商譽以獨立資產列於資產負債表內，並以不超過二十年按直線法於損益賬內攤銷。二零零一年一月一日以前於收購時所產生的商譽已直接撥入儲備賬內。該會計政策之變動對本期會計賬項並無任何影響。

除此之外，會計政策和二零零零年年報一致。

2. 營業額及業績

本集團主要從事生產、銷售和分銷建築材料。

	營業額		經營溢利	
	二零零一年	二零零零年	二零零一年	二零零零年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
建築材料銷售				
香港	**395,376**	404,267	**82,827**	126,183
中國內地	**146,294**	110,041	**2,220**	(14)
	541,670	514,308	**85,047**	126,169

3. 經營溢利

經營溢利已計入及扣除下列項目：

	二零零一年	二零零零年
	港幣千元	*港幣千元*
計入		
出售其他投資已實現的利潤	**6,583**	—
其他投資未實現的利潤	—	1,271
出售固定資產收益	**144**	282
扣除		
折舊：		
自置固定資產	**39,595**	38,558
租賃固定資產	**144**	154
房地產營業租約租金	**9,144**	8,091
開採專利稅	**3,177**	2,949
攤銷：		
石礦場之發展費用	**887**	2,062
清除表土費用	**5,110**	4,126
開辦費用及其他遞延費用	—	4,737
出售貨物成本	**373,221**	309,250

4. 稅項

	二零零一年 *港幣千元*	二零零零年 *港幣千元*
本公司及附屬公司		
香港利得稅	**8,539**	12,595
中國內地稅項	**437**	—
共同控制實體		
中國內地稅項	—	33
聯營公司		
香港利得稅	**23**	639
	8,999	13,267

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十六稅率(二零零零年：百分之十六)提撥。

海外利得稅乃按照溢利產生之國家之現行稅率提撥。

5. 每股盈利

每股基本盈利乃根據股東應佔港幣65,343,000元(二零零零年：港幣98,066,000元)及期內已發行股份1,151,690,000股(二零零零年：1,082,215,000股)之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零一年六月三十日尚未行使之認股權並沒有可攤薄之潛在股份。

6. 股息

	二零零一年 *港幣千元*	二零零零年 *港幣千元*
二零零零年末期應付股息附現金選擇權，每股港幣4仙	**46,066**	
一九九九年末期已付股息附現金選擇權，每股港幣4仙		
以股代息		21,155
現金		22,134
	46,066	43,289

董事會議決派發截至二零零一年六月三十日止之六個月之中期以股代息，附現金選擇權，每股港幣1.5仙(二零零零年：港幣2.5仙)，共需港幣17,276,000元(二零零零年：港幣28,090,000元)，給予在二零零一年十月十二日已登記於本公司股東名冊內之股東。此項擬派股息將於截至二零零一年十二月三十一日止年度列作盈餘儲備分派。

7. 應收賬款、其他應收款及預付款

	二零零一年 六月三十日 *港幣千元*	二零零零年 十二月三十一日 *港幣千元*
應收賬款	**245,867**	269,560
其他應收款	**35,161**	52,730
預付款	**65,464**	59,148
	346,492	381,438

集團實行之信貸政策依從當地有關行業之標準，給予在香港之客戶之批准信用期限平均一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

本集團之應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

	二零零一年 六月三十日 港幣千元	二零零零年 十二月三十一日 港幣千元
一個月內	**72,748**	114,375
二至三個月	**109,336**	97,913
四至六個月	**26,636**	23,468
六個月以上	**37,147**	33,804
	245,867	269,560

8. 應付賬款及應計費用

	二零零一年 六月三十日 港幣千元	二零零零年 十二月三十一日 港幣千元
應付賬款	**87,224**	96,736
其他應付款	**40,981**	56,878
營運應計費用	**130,690**	134,210
已收按金	**9,200**	8,992
	268,095	296,816

本集團之應付賬款之賬齡依發票日期分析如下：

	二零零一年六月三十日 港幣千元	二零零零年十二月三十一日 港幣千元
一個月內	**29,615**	43,703
二至三個月	**27,938**	28,979
四至六個月	**13,741**	14,800
六個月以上	**15,930**	9,254
	87,224	96,736

9. 股本

	每股面值港幣0.1元之普通股 股份數目	港幣千元
法定股本：		
於二零零一年一月一日	**2,888,000,000**	288,800
法定普通股股本增加	**1,000,000,000**	100,000
於二零零一年六月三十日	**3,888,000,000**	388,800
已發行及繳足股本：		
於二零零一年一月一日	**1,151,656,667**	115,166
行使認股權	**100,000**	10
於二零零一年六月三十日	**1,151,756,667**	115,176

按照二零零一年五月三十一日通過之普通決議案，本公司增設每股面值壹角之普通股1,000,000,000股，將法定普通股股本由港幣288,800,000元增加至港幣388,800,000元。

按照本公司之認股權計劃，可認購本公司普通股之認股權已授予選定之行政人員。本期間並沒有授出新的認股權（二零零零年：無），而有可認購100,000股份之認股權被行使（二零零零年：60,000股）。於二零零一年六月三十日，根據計劃授出及尚未行政之認股權期限如下：

行使期限	每股認購價	股數
	港幣	
一九九九年五月二十日至二零零八年五月十九日	0.5333	13,162,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	26,232,000
		39,394,000

10. 儲備

	港幣千元
於二零零一年一月一日，如前呈報	1,115,576
採納會計實務準則第9號（經修訂）之影響	46,066
於二零零一年一月一日，重列	1,161,642
變更匯兑率	153
發行股份之溢價	43
期內溢利	65,343
已付二零零零年度末期股息	(46,066)
於二零零一年六月三十日	1,181,115

11. 長期負債

	二零零一年 六月三十日 *港幣千元*	二零零零年 十二月三十一日 *港幣千元*
銀行借款		
一 有抵押	**108,083**	154,000
一 沒有抵押	**48,750**	58,750
還款融資租賃承擔	**1,389**	2,112
	158,222	214,862
列為流動負債之一年內應還款	**(131,972)**	(128,299)
	26,250	86,563

12. 承擔

	二零零一年 六月三十日 *港幣千元*	二零零零年 十二月三十一日 *港幣千元*
已簽約但未撥備	**2,579**	4,038

此外，本集團承諾投資港幣92,498,000元(二零零零年：港幣99,929,000元)於從事科技項目之聯營公司下之若干被投資公司。

核數師之獨立審閱報告

致嘉華建材有限公司*(在香港註冊成立之有限公司)*
董事會

引言

本所已按　貴公司指示，審閱第2至13頁所載之中期財務報告。

董事的責任

根據香港聯合交易所有限公司證券上市規則，中期財務報告的編製須符合香港會計師公會頒佈的會計實務準則第25號「中期財務報告」及其相關規定。董事須對中期財務報告負責，而有關報告已經董事批准。

已進行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，並對中期財務報告應用分析程序，然後根據結果評估會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對中期財務報告發表審計意見。

審閱結論

按照本所審閱(不構成審計)的結果，本所並無發現任何須對截至二零零一年六月三十日止之六個月的中期財務報告作出重大修訂。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零一年九月十八日

業務檢討

截至二零零一年六月三十日止之六個月，集團之營業額及除税前溢利分別為港幣542,000,000元及港幣76,000,000元，相比去年同期港幣514,000,000元及港幣111,000,000元，分別上升5%及下跌32%。

香港建材業務部門之盈利下降34%。基於公營及私營地產和基建發展持續放緩，至令本地建材市場價格和需求下跌而備受影響。

中國內地建材業務部門之整體表現相對去年同期穩定。廣州營運的表現受鄰近地區激烈競爭和廣州市嘉房混凝土攪拌站關閉而有所影響。惟廣州之虧損已被上海較佳之業績所抵銷。

(1) 香港業務

香港建材業務的盈利明顯地倒退，基於公營及私營地產和基建發展持續放緩，影響銷售價。為了保持競爭性，本集團已致力於資源調配和成本控制。短期而言，集團預料香港營運之盈利會持續受到嚴峻的市場壓力直至更多新地產和基建發展項目動工。儘管如此，本集團對於香港建材業務之長遠前景持審慎樂觀態度。基於此策略，本集團在二零零一年七月已成立了一間全資擁有的附屬公司惠東嘉華材料有限公司，將於惠東建設石礦場，以供應香港市場為主，預計於二零零二年底前全面投產。

本集團現有訂單水平較去年同期為低。不過，在現時之市況下，本集團認為情況仍令人滿意。

(2) 中國內地業務

中國內地建材業務的整體表現穩定，成績較去年同期好。

在廣州，整體表現受到市場激烈競爭和廣州市嘉房攪拌站關閉而有所影響。本集團現仍等待黃陂石礦關閉的法律訴訟結果及積極研究廣州市嘉房混凝土有限公司的其他可行方案。本集團佔該附屬公司百分之五十七股權。

在上海，業務表現令人滿意。上半年之整體預拌混凝土市場錄得百分之三十之增長。本集團預期市場流動資金短缺的情況已逐漸紓緩，預拌混凝土需求亦有上升的趨勢，相信上海業務對集團的貢獻會持續增加。為了提升潛在混凝土市場之貢獻，集團於二零零一年七月向中方合作伙伴增購上海北蔡混凝土有限公司百分之四十的股權。完成收購後，集團將持有該附屬公司百分之一百的股權，並完全擁有其管理權。

(3) 科技投資

本集團以謹慎態度推行其多元化發展計劃，並已投資港幣99,000,000元於科技項目。在香港和中國內地，本集團透過投資不同範疇項目達到平衡投資組合。

展望

短期而言，預期香港建材行業將持續放緩，直至地產和基建發展回復活躍。

面對建材市場連續下降的需求和市道放緩，集團通過資源調配來鞏固香港的營運成本以令本身保持競爭力和在建材行業保持領導地位。

在中國內地，隨著中國即將加入世貿組織和北京成功爭取在二零零八年舉辦奧林匹克運動會，本集團正積極在中國內地加速擴展步伐以便提供更佳盈利貢獻。本集團持有豐厚的流動資金，實際負債率幾為零，兼累積多年在內地之營運經驗，相信能掌握對集團有所裨益之商機。

財務回顧

流動資金及財務資源

本集團之財務狀況持續改善，股東權益由二零零零年十二月三十一日港幣1,277,000,000元增加百分之一至二零零一年六月三十日港幣1,296,000,000元。集團淨資產則達港幣1,479,000,000元，比對二零零零年十二月三十一日之港幣1,512,000,000元，減少了百分之二。

本集團之流動資金狀況保持在充裕水平，有足夠的現金及銀行信貸以應付承擔、營運資金及未來資產收購之需求。

負債比率

負債比率計算定義為未償還之總借款額減除現金與總資產相比，於二零零一年六月三十日，本集團實質沒有負債，而二零零零年十二月三十一日之比率為百分之三。

庫務政策

本集團採取保守之庫務政策，存款以港幣，美元或附屬公司之本地貨幣為主。故此，外匯風險維持在極低水平。對於短期投資，本集團亦採取相近之政策。

集團資產之抵押

賬面淨值港幣245,312,000元(二零零零年十二月三十一日：港幣247,981,000元)的房地產及賬面淨值港幣118,198,000元(二零零零年十二月三十一日：港幣124,998,000元)之廠房及機器已抵押予不同銀行作為集團信貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣300,700,000元(二零零零年十二月三十一日：港幣199,100,000元)向銀行出具擔保。於二零零一年六月三十日已動用之信貸額為港幣174,300,000元(二零零零年十二月三十一日：港幣119,500,000元)。本公司就最終控股公司擔保若干附屬公司取得之銀行信貸額港幣76,200,000元向最終控股公司作出賠償保證(二零零零年十二月三十一日：港幣63,500,000元)。截至二零零一年六月三十日止，已動用之信貸額為港幣76,200,000元(二零零零年十二月三十一日：港幣63,500,000元)。

僱員

本集團總僱員人數(不包括聯營公司)為1,274人。僱員之薪金乃維持於具競爭力之水平。本集團聘用及提升僱員,以其能力、工作表現及發展潛質為原則。本集團最少每年評核僱員之表現一次,並以其工作表現為主導適當地作出薪資和獎勵分配。本公司亦於一九九一年在獲得股東同意下為行政級人員設立一項認股權計劃,藉此為本集團提供具競爭力的薪酬制度及長遠挽留優秀管理人才。

股本

本公司於截至二零零一年六月三十日之六個月,並無贖回任何本公司之股份。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份。

董事權益

於二零零一年六月三十日,根據證券(披露權益)條例(「披露權益條例」)第二十九條所述之登記冊,或根據上市公司董事進行證券交易之標準守則向本公司申報,各董事所擁有本公司之股份及其上市最終控股公司嘉華國際集團有限公司之股份及認股權證及有關認購本公司及嘉華國際集團有限公司股份之權益,及該等權益之行使之詳情,分列如下:

(甲) 本公司之普通股股份:

	個人權益	家族權益	公司權益	其他權益	合計
呂志和	6,446,669	1,247,087	62,305,854(1)	777,717,352(2)	847,716,962
呂耀東	2,822	—	—	777,717,352(2)	777,720,174
鄧呂慧瑜	1,861,906	—	—	777,717,352(2)	779,579,258
陳乃強	49,769	—	—	—	49,769
張惠彬	1,810	—	—	—	1,810
鄭慕智	—	—	—	—	—
葉慶忠	155,405	—	—	—	155,405
黎　明	—	—	—	—	—
余國錦	—	—	—	—	—

(乙) 本公司之認股權：

	認股權	
	尚未行使之數目	期內行使之數目
呂志和	3,300,000	–
呂耀東	2,600,000	–
鄧呂慧瑜	1,670,000	–
陳乃強	836,000	–
張惠彬	–	–
鄭慕智	–	–
葉慶忠	–	–
黎　明	850,000	–
余國錦	1,700,000	–

(丙) 嘉華國際集團有限公司之普通股股份：

	個人權益	家族權益	公司權益	其他權益	合計
呂志和	224,001	6,079,030	28,383,646[3]	1,070,978,693[2]	1,105,665,370
呂耀東	379,804	–	–	1,070,978,693[2]	1,071,358,497
鄧呂慧瑜	4,639,166	–	–	1,070,978,693[2]	1,075,617,859
陳乃強	157,609	–	–	–	157,609
張惠彬	7,239	–	–	–	7,239
鄭慕智	–	–	–	–	–
葉慶忠	–	–	–	–	–
黎　明	–	–	–	–	–
余國錦	–	–	–	–	–

(丁) 嘉華國際集團有限公司之認股權及二零零一年認股權證：

	認股權		二零零一年認股權證
	尚未行使之數目	期內行使之數目	尚未行使之數目
呂志和	2,850,000	–	16,206,548
呂耀東	2,200,000	–	677
鄧呂慧瑜	1,470,000	–	505,264
陳乃強	735,000	–	13,505
張惠彬	–	–	490
鄭慕智	–	–	–
葉慶忠	–	–	36,182
黎　明	685,000	–	–
余國錦	–	–	–

附註：

(1) 由呂志和博士所控制之 Best Chance Investments Ltd. 持有本公司之股份62,305,854股。

(2) 嘉華國際集團有限公司對其全資附屬公司所持有本公司之股份774,492,820股(佔本公司已發行股本超過三分之一)擁有權益。此外，本公司之股份3,224,532股，則由全權信託擁有權益。而嘉華國際集團有限公司之股份1,070,978,693股(佔該公司已發行股本超過三分之一)，則由全權信託持有。呂志和博士、呂耀東先生及鄧呂慧瑜女士為該等信託之可能受益人，因此被視為持有該等信託所持有上述之嘉華國際集團有限公司股份及本公司股份權益，以及嘉華國際集團有限公司所持有本公司股份權益。

(3) 由呂志和博士所控制之 Best Chance Investments Ltd. 持有嘉華國際集團有限公司之股份28,383,646股。

主要股東

於二零零一年六月三十日，根據披露權益條例第十六(一)條所述之登記冊，持有本公司當時已發行股本百分之十或以上之人士(而該等人士並非本公司董事或行政總裁)，分列如下：

姓名	普通股數目
Sutimar Enterprises Limited	774,492,820 *(附註1)*
嘉華國際集團有限公司	774,492,820 *(附註1)*
HSBC Holdings Plc	777,743,791 *(附註2)*
HSBC Finance (Netherlands)	777,743,791 *(附註2)*
HSBC Holdings B.V.	777,743,791 *(附註2)*
HSBC Investment Bank Holdings B.V.	777,743,791 *(附註2)*
HSBC International Trustee Limited	777,743,791 *(附註2)*

附註：

1. 嘉華國際集團有限公司擁有 Sutimar Enterprises Limited 之全部已發行股本，因此被視為對 Sutimar Enterprises Limited 擁有之本公司股份774,492,820股擁有權益。

2. 以 HSBC International Trustee Limited 為信託人之全權信託持有本公司之股份777,743,791股。HSBC Holdings Plc、HSBC Finance (Netherlands)、HSBC Holdings B.V. 及 HSBC Investment Bank Holdings B.V. 被視為持有由 HSBC 集團內一間全資附屬公司 HSBC International Trustee Limited 所持有本公司之股份777,743,791股權益。

下列權益乃重複者：

(i) 呂志和博士、呂耀東先生、鄧呂慧瑜女士、Sutimar Enterprises Limited、嘉華國際集團有限公司、HSBC Holdings Plc、HSBC Finance (Netherlands)、HSBC Holdings B.V.、HSBC Investment Bank Holdings B.V. 及 HSBC International Trustee Limite 擁有之本公司股份777,717,352股；及

(ii) 呂志和博士、呂耀東先生及鄧呂慧瑜女士擁有之嘉華國際集團有限公司股份1,070,978,693股。

審核委員會

集團截至二零零一年六月三十日止六個月之中期報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，已由審核委員會審閱。該審核委員會有定期會議，每年至少舉行兩次。

董事會變動

余國錦先生及黎明先生分別於二零零一年八月一日及二零零一年九月一日辭任本公司之執行董事，董事會衷心感謝他們任內對本公司之貢獻，而黎明先生亦會留任董事會為非執行董事。

暫停辦理登記手續

本公司將於二零零一年十月八日至二零零一年十月十二日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零一年十月五日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零一年六月三十日止之六個月內，一直遵守香港聯合交易所有限公司所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，唯於特別情況下，可獲委任額外三年任期。

承董事會命
公司秘書
湯鉅南

香港，二零零一年九月十八日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：*www.kwcml.com*

The Board of Directors declares an interim scrip dividend of 1.5 cents per share (2000: 2.5 cents) with a cash option, totaling HK$17,276,000 for the six months ended 30th June 2001 (2000: HK$28,090,000) to shareholders whose names appear on the registers of members of the Company at the close of business on 12th October 2001. This amount will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2001.

7. **Trade debtors, other receivables and prepayments**

	30th June 2001 *HK$'000*	31st December 2000 *HK$'000*
Trade debtors	245,867	269,560
Other receivables	35,161	52,730
Prepayments	65,464	59,148
	346,492	381,438

The Group has established credit policies, which follow local industry standard. The Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic review by management.

The aging analysis of the Group's trade debtors based on the dates of the invoices and net of provision for bad and doubtful debts is as follows:

	30th June 2001 *HK$'000*	31st December 2000 *HK$'000*
Within one month	72,748	114,375
Two to three months	109,336	97,913
Four to six months	26,636	23,468
Over six months	37,147	33,804
	245,867	269,560

8. **Creditors and accruals**

	30th June 2001 *HK$'000*	31st December 2000 *HK$'000*
Trade creditors	87,224	96,736
Other creditors	40,981	56,678
Accrued operating expenses	130,690	134,210
Deposit received	9,200	8,992
	268,095	296,816

The aging analysis of the Group's trade creditors based on the dates of the invoice is as follows:

	30th June 2001 *HK$'000*	31st December 2000 *HK$'000*
Within one month	29,615	43,703
Two to three months	27,938	28,979
Four to six months	13,741	14,800
Over six months	15,930	9,254
	87,224	96,736

BUSINESS REVIEW

Review of Operations

Turnover and profit before taxation for the half year ended 30th June 2001 were HK$542 million and HK$76 million as compared to HK$514 million and HK$111 million respectively for the corresponding period last year, representing an increase in turnover of 5% and a decrease in profit before tax of 32%.

Profit contribution from Hong Kong Construction Materials Division declined by 34%. This was due to the fact that both prices and demand for construction materials have dropped significantly amid the continual slowdown in the local public and private property and infrastructure development.

The overall performance of the Mainland China Construction Materials Division was steady as compared to the corresponding period last year. The performance of Guangzhou operation was adversely affected by the intensifying market competition from neighbouring cities and the shut down of the ready mixed concrete batching plant of Guangzhou Jia Fang Concrete Co. Ltd. However, the loss in Guangzhou was offset by continuously improving performance of the Shanghai region.

(1) *Business in Hong Kong*

The profit of the Hong Kong Construction Materials Division has been eroded significantly due to the continual slowdown in the local public and private property and infrastructure development, affecting prices. To maintain competitiveness, efforts have been made in resources rationalization and on cost control. In the short term, the Group envisages that the contributions from the Hong Kong operation would continuously be under severe pressure until such time when more new property and infrastructure development projects commence. Nevertheless, the Group remains cautiously optimistic on the prospect of the Hong Kong construction materials industry in the long term. Along this view the Group has incorporated a subsidiary K. Wah Materials (Hui Dong) Limited ("Hui Dong Quarry") in July 2001. This cooperative joint venture, of which the Group has 100% equity interest, will establish a quarry in the Hui Dong aiming to serve primarily to the Hong Kong market. It is scheduled for full production by the end of 2002.

The Group notes that the current order book is at a level lower than that of the corresponding period last year. However given the current market condition, the Group considers the situation satisfactory.

(2) *Business in Mainland*

The overall performance of the Mainland China Construction Materials Division was steady and recorded better results as compared to the corresponding period last year.

In Guangzhou, the overall performance was unsatisfactory due to intensifying market competition and the required shut down of Jia Fang Concrete batching plant. The Group is still awaiting the outcome of the legal proceedings to revoke the closure notice served on Huangpi Quarry and is actively evaluating alternatives available for Guangzhou Jia Fang Concrete Co. Ltd., a subsidiary in which the Group has 57% equity interest.

In Shanghai, the performance of our operations is satisfactory. The 30% increase in the overall ready-mixed concrete market during the first half of 2001 resulted in better than expected profit contribution to the Group. It is envisaged that with gradual easing of the liquidity in the market and the upturn in the demand of ready-mixed concrete, contribution from Shanghai operations will continue to increase. To benefit from the potential of the ready mixed concrete market, the Group has acquired from its Chinese joint venture partner an additional 40% equity interest in Shanghai Baical Concrete Co. Ltd. in July 2001. On completion of this acquisition, the Group owns 100% equity interest in and has full management control of that company.

(3) *Technology Investments*

The Group has been cautiously proceeding with its diversification plan and so far has invested HK$99 million on technology investments. It has also achieved a balanced investment portfolio in various segments, both in Hong Kong and in Mainland China.

Outlook

In the near term the current unfavourable view on the Hong Kong construction materials industry is likely to persist until such time when property and infrastructure developments prosper with full vigour.

Faced with continuous drop in demand and the current market downturn, the Group is consolidating its Hong Kong operation through resources rationalization so as to gear ourselves up to stay competitive and to

In mainland China, with the forthcoming entry into WTO and Beijing's successful bid for the 2008 Olympic Games, the Group expects further contributions from speeding up its pace of expansion in the mainland. With the Group's strong cash flow and practically zero gearing ratio and our invaluable years of experience in mainland China, the Group is confident in grasping good and profitable opportunities.

FINANCIAL REVIEW

Liquidity and Financial Resources

The financial position of the Group has improved continuously during the period. At 30th June 2001, the shareholders' funds increased by 1% from HK$1,277 million at 31st December 2000 to HK$1,296 million. The Group's net assets employed decreased by 2% from HK$1,512 million at 31st December 2000 to HK$1,479 million.

The Group's liquidity position remains strong and the Group possesses sufficient cash and available banking facilities to meet its commitments, working capital requirements and future assets acquisitions.

Gearing Ratio

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was practically at a debt free level at 30th June 2001 as compared to 3% at 31st December 2000.

Treasury Policy

The Group continues to adopt a conservative treasury policy by maintaining all bank deposits in either Hong Kong Dollars, United States Dollars, or in the local currency of the operating subsidiaries, thus keeping a minimum exposure to foreign exchange risks. A similar policy is adopted for short-term investments.

Charges on Group Assets

Land and buildings, plant and machinery with net book values of HK$245,312,000 (31st December 2000: HK$247,981,000) and HK$118,198,000 (31st December 2000: HK$124,998,000) respectively were pledged to various banking institutions to secure banking facilities.

Contingent Liabilities

The Company has executed several guarantees in favour of various banking institutions in respect of facilities granted to the various subsidiaries amounting to HK$300,700,000 (31st December 2000: HK$199,100,000). As at 30th June 2001, the facilities utilised amounted to HK$174,300,000 (31st December 2000: HK$119,500,000). The Company has executed an indemnity to its ultimate holding company for guarantees in respect of the banking facilities granted to a subsidiary amounting to HK$76,200,000 (31st December 2000: HK$63,500,000). At 30th June 2001, facilities utilised amounted to HK$76,200,000 (31st December 2000: HK$63,500,000).

EMPLOYEES

The Group excluding associated companies, employs 1,274 people. Salaries of employees are maintained at competitive levels. The Group recruits and promotes individuals based on their competencies, merits and development potentials for the positions offered. Staff performance is reviewed at least annually and remuneration is performance driven. The Company has in place a share option scheme for executives for the purpose of providing competitive remuneration package and long term retention of management talents. This scheme was introduced in 1991 following approval by the shareholders.

SHARE CAPITAL

The Company has not redeemed any of its shares during the six months ended 30th June 2001. Neither the Company nor any of its subsidiary companies have purchased or sold any of the Company's shares during the six months ended 30th June 2001.

AUDIT COMMITTEE

Having been reviewed by the Company's Auditors, PricewaterhouseCoopers, the Group's interim report for the six months ended 30th June, 2001 was reviewed by the Audit Committee ("Committee"). Regular meetings have been held by the Committee which meets at least twice each year.

CHANGES IN THE BOARD

Mr. Edwin Yu Kwok Kam and Mr. Joseph Lai Ming have resigned as executive directors of the Company on 1st August 2001 and 1st September 2001 respectively. The Board would like to express appreciation towards them for their valuable contributions to the Company and Mr. Joseph Lai Ming will remain on the Board as a non-executive director.

CLOSE OF REGISTER

The register of members will be closed from 8th October 2001 to 12th October 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend, shareholders must ensure that all transfers together with the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Central Registration Hong Kong Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:00 p.m. on 5th October 2001.

CODE OF BEST PRACTICE

For the six months ended 30th June 2001, the Company has complied with the Code of Best Practice issued by The Stock Exchange of Hong Kong Limited save and except that, prior to the 2000 Annual General Meeting of the Company ("2000 AGM"), non-executive directors are being appointed subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Commencing from the 2000 AGM, non-executive directors are being appointed for a term of three years, who may under special circumstances be re-appointed for another 3-year term.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Exchange") will be published on the Company's and the Exchange's websites in due course. The Group's unaudited interim financial statements have been reviewed by the Company's auditors, PricewaterhouseCoopers, and a report of their review will be included in the Interim Report to Shareholders.

By Order of the Board
Steven Tong Kui Nam
Company Secretary

Hong Kong, 18th September 2001

Registered Office:
29th Floor,
K. Wah Centre
131 Java Road
North Point
Hong Kong

Website: www.kwcml.com



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2001

INTERIM RESULTS

The Directors of K. Wah Construction Materials Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2001 as follows:

The Group's turnover for the six months ended 30th June 2001 was HK$541,670,000, representing an increase of HK$27,362,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2001 amounted to HK$65,343,000, representing a decrease of HK$32,723,000 over the corresponding period last year due to slowdown of Hong Kong construction materials industry.

INTERIM DIVIDEND

The Board of Directors has resolved to pay an interim dividend of 1.5 cents per ordinary share (2000: 2.5 cents scrip dividend with cash option), totalling HK$17,276,000 for the six months ended 30th June 2001 (2000: HK$28,090,000) to shareholders whose names appear on the register of members of the Company at the close of business on 12th October 2001. The Board has also resolved that such dividend should take the form of a scrip dividend with shareholders being given the option of receiving cash in place of part or all of the scrip dividend. A circular containing details of the scrip dividend will be sent to shareholders of the Company in due course.

CONSOLIDATED PROFIT AND LOSS STATEMENT

For The Six Months Ended 30th June 2001

	Note	2001 HK$'000	2000 HK$'000
Turnover	2	541,670	514,308
Cost of sales		(447,299)	(379,115)
Gross profit		94,371	135,193
Other revenues		26,266	26,810
Other operating income		11,337	2,791
Administrative expenses		(32,597)	(32,280)
Other operating expenses		(14,330)	(6,345)
Operating profit	3	85,047	126,169
Finance costs		(8,961)	(12,840)
Share of profits less losses of			
Jointly controlled entities		313	(431)
Associated companies		26	(1,571)
Profit before taxation		76,425	111,327
Taxation	4	(8,999)	(13,267)
Profit after taxation		67,426	98,060
Minority interests		(2,083)	6
Profit attributable to shareholders		65,343	98,066
Earnings per share	5	5.7¢	9.1¢

CONSOLIDATED BALANCE SHEET

At 30th June 2001

	Note	30th June 2001 HK$'000	31st December 2000 HK$'000
Fixed assets		685,281	711,286
Jointly controlled entities		177,060	176,786
Associated companies		78,390	80,870
Other non-current assets		131,467	98,784
		1,072,198	1,067,726
Current assets			
Inventories		68,874	55,572
Trade debtors, other receivables and prepayments	7	346,492	381,438
Taxation recoverable		1,585	2,381
Other investments		280,000	280,000
Cash and bank balances		307,981	234,334
		1,004,932	953,725
Current liabilities			
Creditors and accruals	8	268,095	296,816
Current portion of long-term liabilities		131,972	128,299
Short-term bank loans, unsecured		141,300	75,360
Taxation payable		11,084	8,716
Dividend payable		46,066	—
		598,517	509,191
Net current assets		406,415	444,534
		1,478,613	1,512,260
Financed by:			
Share capital		115,176	115,166
Reserves		1,181,115	1,161,642
Shareholders' funds		1,296,291	1,276,808
Minority interests		135,726	128,543
Long-term liabilities		26,250	86,563
Deferred taxation		20,346	20,346
		1,478,613	1,512,260

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. **Accounting policies**

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties and investments, and in conformity with generally accepted accounting principles in Hong Kong.

In 2001, the Group adopted the following revised or new Statement of Standard Accounting Practices ("SSAP") issued by the Hong Kong Society of Accountants.

SSAP 9 (revised): Events after the balance sheet date
SSAP 14 (revised): Leases
SSAP 26: Segment reporting
SSAP 28: Provisions, contingent liabilities and contingent assets
SSAP 29: Intangible assets
SSAP 30: Business combinations
SSAP 31: Impairment of assets
SSAP 32: Consolidated financial statements and accounting for investments in subsidiaries

The adoption of these SSAPs has no change in the accounting policies of the Group except for the following:

(a) In accordance with the revised SSAP 9, dividends proposed after the balance sheet date are no longer recognised as liability at the balance sheet date. This change in accounting policy has been applied retrospectively and as a result, reserves of the Group as at 1st January 2001 have been increased by HK$46,066,000.

(b) Goodwill arising on acquisition of subsidiaries, jointly controlled entities and associated companies occurring on or after 1st January 2001 is included in the balance sheet as a separate asset and amortised using the straight line method over its estimated useful life of not more than twenty years. Goodwill on acquisitions, which occurred prior to 1st January 2001 was taken directly to reserves. This change in accounting policy has no effect to the accounts for the period.

Apart from the foregoing, the accounting policies adopted are consistent with those described in the 2000 Annual Report and Accounts.

2. **Turnover and results**

The group is principally engaged in manufacture, sale and distribution of construction materials.

	Turnover 2001 HK$'000	Turnover 2000 HK$'000	Operating Profit 2001 HK$'000	Operating Profit 2000 HK$'000
Sales of construction materials				
Hong Kong	395,376	404,267	82,827	126,183
Mainland China	146,294	110,041	2,220	(14)
	541,670	514,308	85,047	126,169

3. **Operating profit**

Operating profit is stated after crediting and charging the following:

	2001 HK$'000	2000 HK$'000
Crediting		
Realised profit on disposal of other investments	6,883	—
Unrealised profit of other investments	—	1,271
Profit on disposal of fixed assets	144	282
Charging		
Depreciation:		
Owned fixed assets	39,595	38,558
Leased fixed assets	144	154
Operating lease rental for land and buildings	9,144	8,091
Royalty	3,177	2,949
Amortisation of deferred expenditure		
Quarry site development	887	2,062
Overburden removal costs	5,110	4,128
Pre-operating expenses and other deferred expenditure	—	4,737
Cost of inventories sold	373,221	309,250

4. **Taxation**

	2001 HK$'000	2000 HK$'000
Company and subsidiaries		
Hong Kong profits tax	8,539	12,595
Mainland China profits tax	437	—
Jointly controlled entities		
Mainland China profits tax	—	33
Associated companies		
Hong Kong profits tax	23	639
	8,999	13,267

Hong Kong profits tax has been provided at the rate of 16% (2000: 16%) on the estimated assessable profits for the period.

Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

5. **Earnings per share**

The calculation of earnings per share is based on profit attributable to shareholders of HK$65,343,000 (2000: HK$98,066,000) and the weighted average number of 1,151,690,000 shares (2000: 1,082,215,000 shares) in issue during the period.

The diluted earnings per share is not presented as the share options outstanding, as at 30th June 2001 have no dilutive potential shares.

6. **Dividends**

	2001 HK$'000	2000 HK$'000
2000 Final scrip dividend with a cash option, payable, of 4 cents per share	46,066	
1999 Final scrip dividend with a cash option, paid, of 4 cents per share		
Scrip		21,155
Cash		22,134
	46,066	43,289



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)

中期報告
截至二零零一年六月三十日止之六個月

中期業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(簡稱「本集團」)截至二零零一年六月三十日止之六個月之未經審核業績如下：

截至二零零一年六月三十日止之六個月本集團之營業額為港幣541,670,000元，較去年同期增加港幣27,362,000元。

由於香港建材業務放緩，本集團截至二零零一年六月三十日止之六個月未經審核之股東應佔溢利為港幣65,343,000元，較去年同期下跌港幣32,723,000元。

中期股息

董事會議決派發截至二零零一年六月三十日止之六個月之中期股息，每股普通股港幣1.5仙(二零零零年：港幣2.5仙附有選擇現金權利之股份股息)，共需港幣17,276,000元(二零零零年：港幣28,090,000元)，給予在二零零一年十月十二日已登記於本公司股東名冊內之股東。董事會並通過以股代息之方式派發該等股息，惟股東可選擇收取現金以代替部份或全部股息。一份載有以股代息之詳情之通函將寄予本公司之股東。

綜合損益表
截至二零零一年六月三十日止之六個月

	附註	二零零一年 港幣千元	二零零零年 港幣千元
營業額	2	541,670	514,308
銷售成本		(447,299)	(379,115)
毛利		94,371	135,193
其他收益		26,266	26,810
其他營運收入		11,337	2,791
行政費用		(32,597)	(32,280)
其他營運費用		(14,330)	(6,345)
經營溢利	3	85,047	126,169
財務費用		(8,961)	(12,840)
應佔溢利減虧損			
共同控制實體		313	(431)
聯營公司		26	(1,571)
除稅前溢利		76,425	111,327
稅項	4	(8,999)	(13,267)
除稅後溢利		67,426	98,060
少數股東權益		(2,083)	6
股東應佔溢利		65,343	98,066
		港幣	港幣
每股盈利	5	5.7仙	9.1仙

綜合資產負債表
二零零一年六月三十日

	附註	六月三十日 二零零一年 港幣千元	十二月三十一日 二零零零年 港幣千元
固定資產		685,281	711,286

3. 經營溢利

經營溢利已計入及扣除下列項目：

	二零零一年 港幣千元	二零零零年 港幣千元
計入		
出售其他投資已實現的利潤	6,583	—
其他投資未實現的利潤	—	1,271
出售固定資產收益	144	282
扣除		
折舊：		
自置固定資產	39,595	38,558
租賃固定資產	144	154
房地產營業租約租金	9,144	8,091
開採專利稅	3,177	2,949
攤銷：		
石礦場之發展費用	887	2,062
清除表土費用	5,110	4,126
開辦費用及其他遞延費用	—	4,737
出售貨物成本	373,221	309,250

4. 稅項

	二零零一年 港幣千元	二零零零年 港幣千元
本公司及附屬公司		
香港利得稅	8,539	12,595
中國內地稅項	437	—
共同控制實體		
中國內地海外稅項	—	33
聯營公司		
香港利得稅	23	639
	8,999	13,267

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十六稅率(二零零零年：百分之十六)提撥。

海外利得稅乃按照溢利產生之國家之現行稅率提撥。

5. 每股盈利

每股基本盈利乃根據股東應佔港幣65,343,000元(二零零零年：港幣98,066,000元)及期內已發行股份1,151,690,000股(二零零零年：1,082,215,000股)之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零一年六月三十日尚未行使之認股權並沒有可攤薄之潛在股份。

6. 股息

	二零零一年 港幣千元	二零零零年 港幣千元
二零零零年末期應付股息附現金選擇權，每股港幣4仙	46,066	
一九九九年末期已付股息附現金選擇權，每股港幣4仙		
以股代息		21,155
現金		22,134

(1) 香港業務

香港建材業務的盈利明顯地倒退，基於公營及私營地產和基建發展持續放緩，影響銷售價。為了保持競爭性，本集團已致力於資源調配和成本控制。短期而言，集團預料香港營運之盈利會持續受到嚴峻的市場壓力直至更多新地產和基建發展項目動工。儘管如此，本集團對於香港建材業務之長遠前景持審慎樂觀態度。基於此策略，本集團在二零零一年七月已成立了一間全資擁有的附屬公司惠東嘉華材料有限公司，將於惠東建設石礦場，以供應香港市場為主，預計於二零零二年底前全面投產。

本集團現有訂單水平較去年同期為低。不過，在現時之市況下，本集團認為情況仍令人滿意。

(2) 中國內地業務

中國內地建材業務的整體表現穩定，成績較去年同期好。

在廣州，整體表現受到市場激烈競爭和廣州市嘉房攪拌站關閉而有所影響。本集團現仍等待黃陂石礦關閉的法律訴訟結果及積極研究廣州市嘉房混凝土有限公司的其他可行方案。本集團佔該附屬公司百分之五十七股權。

在上海，業務表現令人滿意。上半年之整體預拌混凝土市場錄得百分之三十之增長。本集團預期市場流動資金短缺的情況已逐漸紓緩，預拌混凝土需求亦有上升的趨勢，相信上海業務對集團的貢獻會持續增加。為了提升潛在混凝土市場之貢獻，集團於二零零一年七月向中方合作伙伴增購上海北蔡混凝土有限公司百分之四十的股權。完成收購後，集團將持有該附屬公司百分之一百的股權，並完全擁有其管理權。

(3) 科技投資

本集團以謹慎態度推行其多元化發展計劃，並已投資港幣99,000,000元於科技項目。在香港和中國內地，本集團透過投資不同範疇項目達到平衡投資組合。

展望

短期而言，預期香港建材行業將持續放緩，直至地產和基建發展回復活躍。

面對建材市場連續下降的需求和市道放緩，集團通過資源調配來鞏固香港的營運成本以令本身保持競爭力和在建材行業保持領導地位。

在中國內地，隨著中國即將加入世貿組織和北京成功爭取在二零零八年舉辦奧林匹克運動會，本集團正積極在中國內地加速擴展步伐以便提供更佳盈利貢獻。本集團持有豐厚的流動資金，實際負債率幾為零，兼累積多年在內地之營運經驗，相信能掌握對集團有所裨益之商機。

財務回顧

流動資金及財務資源

本集團之財務狀況持續改善，股東權益由二零零零年十二月三十一日港幣1,277,000,000元增加百分之一至二零零一年六月三十日港幣1,296,000,000元。集團淨資產則達港幣1,479,000,000元，比對二零零零年十二月三十一日之港幣1,512,000,000元，減少了百分之二。

本集團之流動資金狀況保持在充裕水平，有足夠的現金及銀行信貸以應付承擔、營運資金及未來資產收購之需求。

負債比率

負債比率計算定義為未償還之總借款額減除現金與總資產相比，於二零零一年六月三十日，本集團實質沒有負債，而二零零零年十二月三十一日之比率為百分之三。

庫務政策

	附註	港幣千元	港幣千元
固定資產		685,281	711,286
共同控制實體		177,060	176,786
聯營公司		78,390	80,870
其他非流動資產		131,467	98,784
		1,072,198	1,067,726
流動資產			
存貨		68,874	55,572
應收賬款、其他應收款及預付款	7	346,492	381,438
可收回稅金		1,585	2,381
其他投資		280,000	280,000
現金及銀行結餘		307,981	234,334
		1,004,932	953,725
流動負債			
應付賬款及應計費用	8	268,095	296,816
長期負債之一年內應還額		131,972	128,299
短期銀行貸款 — 無抵押		141,300	75,360
應付稅項		11,084	8,716
應付股息		46,066	—
		598,517	509,191
流動資產淨額		406,415	444,534
		1,478,613	1,512,260
資金來源：			
股本		115,176	115,166
儲備		1,181,115	1,161,642
股東權益		1,296,291	1,276,808
少數股東權益		135,726	128,543
長期負債		26,250	86,563
遞延稅項		20,346	20,346
		1,478,613	1,512,260

綜合賬目附註

1. **會計政策**

本財務報表乃根據歷史成本會計法編撰，並對某些物業及投資的重估值作出修訂，並符合香港會計公會發出的會計準則。

在二零零一年，本集團採納下列由香港會計師公會頒佈之會計實務準則：

會計實務準則第9號(經修訂)：資產負債表日後事項
會計實務準則第14號(經修訂)：租賃
會計實務準則第26號：分部報告
會計實務準則第28號：準備、或有負債和或有資產
會計實務準則第29號：無形資產
會計實務準則第30號：企業合併
會計實務準則第31號：資產減值
會計實務準則第32號：綜合財務報表和對附屬公司投資之會計處理

除下述者外，採納此等新政策對本集團之會計政策並無變更：

(a) 按照經修訂會計實務準則第9號，本集團於結算日後擬派或宣派之股息不再於結算日確認為負債。此項會計政策之變更已追溯至二零零一年一月一日，本集團儲備因此已提高了港幣46,066,000元。

(b) 於二零零一年一月一日及以後於收購附屬公司，共同控制實體及聯營公司所產生的商譽以獨立資產列於資產負債表內，並以不超過二十年按直線法於損益賬內攤銷。二零零一年一月一日以前於收購時所產生的商譽已直接撥入儲備賬內。該會計政策之變動對本期會計賬項並無任何影響。

除此之外，會計政策和二零零零年年報一致。

2. **營業額和業績**

本集團主要從事生產、銷售和分銷建築材料。

	營業額 二零零一年 港幣千元	營業額 二零零零年 港幣千元	經營溢利 二零零一年 港幣千元	經營溢利 二零零零年 港幣千元
建築材料銷售				
香港	395,376	404,267	82,827	126,183
中國內地	146,294	110,041	2,220	(14)
	541,670	514,308	85,047	126,169

		港幣千元	港幣千元
一九九九年末期已付股息附現金選擇權，每股港幣4仙			
以股代息			21,155
現金			22,134
		46,066	43,289

董事會議決派發截至二零零一年六月三十日止之六個月之中期以股代息，附現金選擇權，每股港幣1.5仙(二零零零年：港幣2.5仙)，共需港幣17,276,000元(二零零零年：港幣28,090,000元)，給予在二零零一年十月十二日已登記於本公司股東名冊內之股東。此項擬派股息將於截至二零零一年十二月三十一日止年度列作盈餘儲備分派。

7. **應收賬款、其他應收款及預付款**

	二零零一年六月三十日 港幣千元	二零零零年十二月三十一日 港幣千元
應收賬款	245,867	269,560
其他應收款	35,161	52,730
預付款	65,464	59,148
	346,492	381,438

集團實行之信貸政策依從當地有關行業之標準給予在香港之客戶之批准信用期限平均一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

本集團之應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

	二零零一年六月三十日 港幣千元	二零零零年十二月三十一日 港幣千元
一個月內	72,748	114,375
二至三個月	109,336	97,913
四至六個月	26,636	23,468
六個月以上	37,147	33,804
	245,867	269,560

8. **應付賬款及應計費用**

	二零零一年六月三十日 港幣千元	二零零零年十二月三十一日 港幣千元
應付賬款	87,224	96,736
其他應付款	40,981	56,878
營運應計費用	130,690	134,210
已收按金	9,200	8,992
	268,095	296,816

本集團之應付賬款之賬齡依發票日期分析如下：

	二零零一年六月三十日 港幣千元	二零零零年十二月三十一日 港幣千元
一個月內	29,615	43,703
二至三個月	27,938	28,979
四至六個月	13,741	14,800
六個月以上	15,930	9,254
	87,224	96,736

業務回顧

業務檢討

截至二零零一年六月三十日止之六個月，集團之營業額及除稅前溢利分別為港幣542,000,000元及港幣76,000,000元，相比去年同期港幣514,000,000元及港幣111,000,000元，分別上升5%及下跌32%。

香港建材業務部門之盈利下降34%。基於公營及私營地產和基建發展持續放緩，至令本地建材市場價格和需求下跌而備受影響。

中國內地建材業務部門之整體表現相對去年同期穩定。廣州營運的表現受鄰近地區激烈競爭和廣州市嘉房混凝土攪拌站關閉而有所影響。惟廣州之虧損已被上海較佳之業績所抵銷。

三十日，本集團實質沒有負債，而二零零零年十二月三十一日之比率為百分之三。

庫務政策

本集團採取保守之庫務政策，存款以港幣，美元或附屬公司之本地貨幣為主。故此，外匯風險維持在極低水平。對於短期投資，本集團亦採取相近之政策。

集團資產之抵押

賬面淨值港幣245,312,000元(二零零零年十二月三十一日：港幣247,981,000元)的房地產及賬面淨值港幣118,198,000元(二零零零年十二月三十一日：港幣124,998,000元)之廠房及機器已抵押予不同銀行作為集團信貸的擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣300,700,000元(二零零零年十二月三十一日：港幣199,100,000元)向銀行出具擔保。於二零零一年六月三十日已動用之信貸額為港幣174,300,000元(二零零零年十二月三十一日：港幣119,500,000元)。本公司就最終控股公司擔保若干附屬公司取得之銀行信貸額港幣76,200,000元向最終控股公司作出賠償保證(二零零零年十二月三十一日：港幣63,500,000元)。截至二零零一年六月三十日止，已動用之信貸額為港幣76,200,000元(二零零零年十二月三十一日：港幣63,500,000元)。

僱員

本集團總僱員人數(不包括聯營公司)為1,274人。僱員之薪金乃維持於具競爭力之水平。本集團聘用及提升僱員，以其能力、工作表現及發展潛質為原則。本集團最少每年評核僱員之表現一次，並以其工作表現為主導適當地作出薪資和獎勵分配。本公司亦於一九九一年在獲得股東同意下為行政級人員設立一項認股權計劃，藉此為本集團提供具競爭力的薪酬制度及長遠挽留優秀管理人才。

股本

本公司於截至二零零一年六月三十日之六個月，並無贖回任何本公司之股份。本公司及其附屬公司亦未於期內購入或出售任何本公司之股份。

審核委員會

集團截至二零零一年六月三十日止六個月之中期報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，已由審核委員會審閱。該審核委員會有定期會議，每年至少舉行兩次。

董事會變動

余國鎔先生及黎明先生分別於二零零一年八月一日及二零零一年九月一日辭任本公司之執行董事，董事會衷心感謝他們任內對本公司之貢獻，而黎明先生亦會留任董事會為非執行董事。

暫停辦理登記手續

本公司將於二零零一年十月八日至二零零一年十月十二日，首尾兩天包括在內，暫停辦理股票過戶登記手續。股東如欲確保收取股息，一切過戶文件連同有關之股票須於二零零一年十月五日下午四時前送達香港皇后大道東183號合和中心17樓1712－1716室本公司於香港之股票過戶登記處香港中央證券登記有限公司辦理過戶登記手續。

最佳應用守則

除了非執行董事在本公司之二零零零年股東週年大會前，須根據本公司之公司組織章程細則於本公司之股東週年大會上輪席告退並重選連任外，本公司於截至二零零一年六月三十日止之六個月內，一直遵守香港聯合交易所有限公司所訂之最佳應用守則。本公司自二零零零年股東週年大會起，非執行董事之任期為三年，唯於特別情況下，可獲委任額外三年任期。

刊載進一步資料

載列香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六第46(1)至46(6)段所規定之全部資料之業績公佈，將於稍後時間在本公司及聯交所網頁上登載。集團未經審核之中期財務報表已經由本公司之核數師羅兵咸永道會計師事務所審閱，核數師之審閱報告將包括在致股東之中期報告內。

承董事會命
公司秘書
潘鉅南

香港，二零零一年九月十八日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

網址：www.kwcml.com



K. WAH INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The respective Boards of Directors of K. Wah International Holdings Limited ("KWIH") and K. Wah Construction Materials Limited ("KWCM") announces that Mr. Joseph Lai Ming has resigned as an executive director of KWIH and KWCM with effect from 1st September 2001. Mr. Lai will remain on the Board of Directors of KWCM as a non-executive director.

Both KWIH and KWCM would like to express sincere appreciation towards Mr. Lai for his valuable contributions to the companies in the past years.

By Order of the Board of
K. WAH INTERNATIONAL HOLDINGS LIMITED
Steven Tong
Company Secretary

By Order of the Board of
K. WAH CONSTRUCTION MATERIALS LIMITED
Steven Tong
Company Secretary

Hong Kong, 31st August 2001



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)

公佈

K. Wah International Holdings Limited嘉華國際集團有限公司(「嘉華國際」)及K. Wah Construction Materials Limited嘉華建材有限公司(「嘉華建材」)各自之董事會宣佈，黎明先生已呈辭嘉華國際及嘉華建材執行董事之職，由二零零一年九月一日起生效。黎先生將留任為嘉華建材之非執行董事。

嘉華國際及嘉華建材謹向黎先生多年來對公司所作出之寶貴貢獻表示衷心謝意。

承董事會命
K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
公司秘書
湯鉅南

承董事會命
K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
公司秘書
湯鉅南

香港，二零零一年八月三十一日

Hong Kong iMail
Thursday, August 2, 2001



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

The Board of Directors of K. Wah Construction Materials Limited (the "Company") announces that Mr. Edwin Yu Kwok Kam has resigned as an executive director of the Company with effect from 1st August 2001.

The Company would like to express sincere appreciation towards Mr. Yu for his valuable contributions to the Company in the past years.

By Order of the Board
Steven Tong
Company Secretary

Hong Kong, 1st August 2001

香港經濟日報 2001年8月2日 星期四



嘉華建材有限公司

（於香港註冊成立之有限公司）

公佈

嘉華建材有限公司（「本公司」）之董事會宣佈，余國錦先生已呈辭本公司執行董事之職，由二零零一年八月一日起生效。

本公司謹向余先生多年來對本公司所作出之寶貴貢獻表示衷心謝意。

承董事會命
公司秘書
湯鉅南

香港，二零零一年八月一日



K. WAH INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

K. WAH CONSTRUCTION MATERIALS LIMITED
(incorporated in Hong Kong with limited liability)

JOINT ANNOUNCEMENT
CONNECTED TRANSACTIONS:
ACQUISITION OF FURTHER INTEREST IN AN EQUITY JOINT VENTURE IN SHANGHAI AND REORGANISATION OF SUCH EQUITY JOINT VENTURE INTO A COOPERATIVE JOINT VENTURE

The respective Boards of Directors of KWIH and KWCM announce that on 20th July 2001, the Purchaser, a wholly owned subsidiary of KWCM and a subsidiary of KWIH, has entered into the following agreements:

1. a Share Transfer Agreement with the Vendor for the acquisition of a 40% equity interest in Beical, an equity joint venture company in Shanghai, at a cash consideration of RMB8,620,000 (approximately HK$8,121,764) ("Share Transfer Agreement"); and
2. a Joint Venture Contract with the Vendor for the reorganisation of Beical into a cooperative joint venture company.

(Share Transfer Agreement and Joint Venture Contract collectively referred to as the "Agreements").

The Agreements were concluded after arm's length negotiations. The Boards of Directors of KWIH and KWCM (including the independent non-executive directors) consider that the Agreements are fair and reasonable and in the best interest of KWIH and KWCM.

Since the Vendor is a substantial shareholder of Beical, which is a subsidiary of both KWIH and KWCM, the Agreements are connected transactions for KWIH and KWCM under the Listing Rules. *Shareholders' approval is not required pursuant to Rule 14.25(1)(a) of the* Listing Rules as the consideration amounts to less than the higher of HK$10,000,000 or 3% of the book value of the net tangible assets of KWIH and KWCM as at 31st December 2000. KWIH and KWCM will include details of the Agreements in their next published annual reports.

THE AGREEMENTS:

(1) *Share Transfer Agreement dated 20th July 2001.*

Parties:

Vendor : 上海北蔡房地產發展有限公司, which is holding 40% equity interest in Shanghai Beical Concrete Co., Ltd. ("Beical") but is not otherwise connected with K. Wah International Holdings Limited ("KWIH") and K. Wah Construction Materials Limited ("KWCM"), any director, chief executive or substantial shareholder of KWIH or KWCM or any of its subsidiaries or their respective associates as defined in the Listing Rules.

Purchaser: Profit Access Investments Limited, a wholly owned subsidiary of KWCM and a subsidiary of KWIH, which is holding 60% equity interest in Beical.

Assets being acquired:

40% of the equity interest in Beical.

Beical is an equity joint venture company incorporated in 1998 in Shanghai with a registered capital of RMB31,500,000 and is principally engaged in the manufacture and sale of ready-mixed concrete.

For the financial period ended 31st December 1999 and the financial year ended 31st December 2000, the net loss attributable to the 40% equity interest in Beical being acquired by the Purchaser as recorded in the accounts of Beical were HK$197,179 and HK$86,707 respectively. The net asset value attributable to the 40% equity interest in Beical being acquired by the Purchaser as at 30th June 2001 as shown in the latest management accounts of Beical was RMB12,348,400 (approximately HK$11,634,662).

Consideration:

RMB8,620,000 (approximately HK$8,121,764).

The consideration has been paid in cash to the Vendor on the date of signing the Share Transfer Agreement. In the event that the necessary approval from the relevant governmental authorities in the Mainland in respect of the reorganisation of Beical into a cooperative joint venture is not obtained within 60 days after the date of such agreement, the Vendor will repay the whole sum of the consideration without interest to the Purchaser. To secure such repayment, the Vendor has arranged for a letter of guarantee to be issued by a Mainland bank to the Purchaser or its nominee.

The consideration was determined by arm's length negotiations and reflects a discount of approximately 30.2% to the net asset value attributable to the interest being acquired.

Taking Effect of the Share Transfer Agreement:

The Share Transfer Agreement will take effect after obtaining the necessary approval from the relevant governmental authorities in the Mainland for the transfer of equity interest in Beical.

Accounting Treatment of Beical after the share transfer:

After the share transfer, Beical will be accounted for as a 100% subsidiary of KWCM.

(2) Joint Venture Contract dated 20th July 2001.

Parties:

Party A : 上海北蔡房地產發展有限公司

Party B : Profit Access Investments Limited

Registered Capital of Beical:

RMB31,500,000 (approximately HK$29,679,300) which has already been fully paid up and is now wholly owned by Party B.

Total Investment Amount in Beical:

The total investment amount in excess of the registered capital will be funded by bank borrowings by Beical when necessary. If Beical fails to obtain the necessary bank borrowings, the deficit will be contributed by Party B on such terms as agreed between Party B and Beical's Board of Directors.

Contribution to be made by Party A:

Party A will contribute two cement silos with dust collection facilities to Beical for its production use immediately upon Beical obtaining the necessary approval from the relevant governmental authorities in the Mainland in respect of its reorganisation into a cooperative joint venture.

Board of Directors of Beical:

The Board of Directors of Beical shall consist of 5 persons. Party A shall be entitled to nominate 1 person whereas Party B shall be entitled to nominate 4 persons.

Profit Arrangement of Beical:

Beical will pay RMB10,000 (approximately HK$9,422) to Party A each year. All the profits and losses of Beical will be wholly borne by Party B.

Expiry of Term of Beical:

Upon expiration of the joint venture term in 2018, Beical shall be dissolved. The assets contributed by Party A to Beical will be reverted to Party A. All other assets of Beical will be reverted to Party B.

FUNDING:

The consideration under the Share Transfer Agreement is intended to be funded by internal resources of KWCM.

REASONS FOR THE TRANSACTIONS:

The reorganisation of Beical into a cooperative joint venture with Party A remains as the Mainland partner is to maintain the established relationship in the local community and to comply with Mainland rules and regulations which require Beical to have a Mainland partner.

The Boards of Directors of KWIH and KWCM (including the independent non-executive directors) are of the view that the Agreements are fair and reasonable and in the best interest of KWIH and KWCM as they provide an opportunity for KWCM to increase its equity interest in and control over Beical which enables KWCM to increase its benefits from the potential for growing demand in the ready-mixed concrete market in Shanghai. The Boards of Directors of KWIH and KWCM are of the view that this will help enhance the competitive edge and business development of KWIH and KWCM.

GENERAL:

KWCM is a 67.35% owned subsidiary of KWIH.

The principal activities of KWIH are investment holding and property investment and development. KWCM is the holding company of a group of companies which are principally engaged in quarry operations and in the manufacture, sale and distribution of ready-mixed concrete, concrete pipes, precast concrete products and construction materials.

CONNECTED TRANSACTIONS:

Since the Vendor is a substantial shareholder of Beical, which is a subsidiary of both KWIH and KWCM, it is a connected person of KWIH and KWCM.

The Agreements constitute connected transactions for KWIH and KWCM under the Listing Rules. However prior approval from *shareholders is not required pursuant to Rule 14.25(1)(a) of the* Listing Rules as the consideration amounts to less than the higher of HK$10,000,000 or 3% of the book value of the net tangible assets of KWIH and KWCM as at 31st December 2000. KWIH and KWCM will *include details of the Agreements in their next published annual* reports.

By Order of the Board of
K. Wah International Holdings Limited
Steven Tong

By Order of the Board of
K. Wah Construction Materials Limited
Steven Tong

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
(於百慕達註冊成立之有限公司)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)

聯合公佈
關連交易：
進一步收購於上海一間合資企業之權益
及
將該合資企業轉營
為合作企業

嘉華國際及嘉華建材各自之董事會謹此宣佈，買方(嘉華建材之全資附屬公司，亦為嘉華國際之附屬公司)於二零零一年七月二十日簽訂以下協議：

1. 與賣方簽訂一份股權轉讓協議，收購上海一間合資企業北蔡之40%股本權益，現金代價為人民幣8,620,000元(約8,121,764港元)(「股權轉讓協議」)；及
2. 與賣方簽訂一份合作合同書，將北蔡轉營為一間合作企業。

(股權轉讓協議與合作合同書統稱為「該等協議」)。

該等協議乃按照公平原則磋商後釐定。嘉華國際及嘉華建材之董事會(包括獨立非執行董事)認為，該等協議均屬公平合理，並且符合嘉華國際及嘉華建材之最佳利益。

由於賣方乃北蔡之主要股東，而北蔡則為嘉華國際及嘉華建材之附屬公司，故此，根據上市規則之規定，該等協議均屬於嘉華國際及嘉華建材之關連交易。然而，按照上市規則第14.25(1)(a)條之規定，該等協議毋須徵求股東批准，原因在於有關代價低於10,000,000港元或嘉華國際及嘉華建材於二零零零年十二月三十一日之有形資產淨值之賬面值3%(以較高者為準)。嘉華國際及嘉華建材會將於下期刊發之年報內納入該等協議之詳情。

該等協議：

(1) 於二零零一年七月二十日簽訂之股權轉讓協議

協議雙方：

賣方：上海北蔡房地產發展有限公司，現時持有上海北蔡混凝土有限公司(「北蔡」)40%之股權，與嘉華國際集團有限公司(「嘉華國際」)及嘉華建材有限公司(「嘉華建材」)、嘉華國際或嘉華建材或其附屬公司之董事、行政總裁或主要股東或彼等各自之聯繫人士(定義見上市規則)概無任何其他關連。

買方：Profit Access Investments Limited 利達投資有限公司，嘉華建材之全資附屬公司，亦為嘉華國際之附屬公司，現時持有北蔡之60%股權。

所收購之資產：

北蔡之40%股本權益。

北蔡乃一間合資企業，一九九八年在上海成立，註冊資本為人民幣31,500,000元，主要業務為製造及銷售預拌混凝土。

據北蔡賬目顯示，截至一九九九年十二月三十一日止之財政期間及截至二零零零年十二月三十一日止之財政年度，買方所收購之北蔡40%股本權益錄得應佔虧損淨額分別197,179港元及86,707港元；另據北蔡最近之管理賬目顯示，於二零零一年六月三十日，買方所收購之北蔡40%股本權益應佔之資產淨值為人民幣12,348,400元(約11,634,662港元)。

代價：

人民幣8,620,000元(約8,121,764港元)。

買方已於簽訂股權轉讓協議當日以現金向賣方支付代價。倘於上述協議簽訂日期起計60日內，未能向中國內地有關政府部門申領到北蔡轉營為合作企業所需之批准，則賣方將無息全數歸還該筆代價予買方。賣方已安排中國內地一家銀行向買方或其代表簽發一份付款保函，作為歸還代價之保證。

代價乃根據公平原則磋商釐定，較所收購權益應佔之資產淨值折讓約30.2%。

股權轉讓協議之生效：

待取得中國內地有關政府部門就北蔡股權轉讓之批准後，股權轉讓協議將正式生效。

北蔡於股權轉讓後之會計處理方法：

於股權轉讓後，北蔡將以嘉華建材100%附屬公司之形式計入賬目。

(2) 於二零零一年七月二十日簽訂之合作合同書

訂約雙方：

甲方：上海北蔡房地產發展有限公司

乙方：Profit Access Investments Limited 利達投資有限公司

北蔡之註冊資本：

人民幣31,500,000元(約29,679,300港元)，已全數繳足，現時由乙方全資擁有。

於北蔡之投資總額：

於有需要時，北蔡會以銀行借貸撥付超出註冊資本以外之投資總額。倘若北蔡未能取得所需之銀行借貸，乙方將根據與北蔡董事會議定之條款出資支付不足之數。

甲方提供之合作條件：

待向中國內地有關政府部門取得北蔡轉營為合作企業之批准後，甲方隨即會提供兩台具收塵設施之水泥筒倉，以供北蔡生產之用。

北蔡之董事會：

北蔡之董事會將由五位成員組成。甲方有權委任一人，而乙方則有權委任四人。

北蔡之溢利安排：

北蔡每年向甲方支付人民幣10,000元(約9,422港元)。北蔡一切盈虧將全部由乙方承擔。

北蔡之經營期限屆滿：

於二零一八年合作期限屆滿後，北蔡將予解散。甲方注入北蔡之資產將歸還予甲方，而北蔡其他所有資產則會歸還予乙方。

資金來源：

根據股權轉讓協議所需支付之代價擬由嘉華建材之內部資源撥付。

進行該等交易之原因：

將北蔡轉營為與中國夥伴甲方共同成立之合作企業，乃為保持已建立之地方關係，同時亦為符合中國內地法規，與一位中國夥伴合作。

嘉華國際及嘉華建材之董事會(包括獨立非執行董事)認為，該等協議乃屬公平合理，並且符合嘉華國際及嘉華建材之最佳利益，原因在於該等協議為嘉華建材帶來機會，增加其於北蔡之股本權益及控制權，以便嘉華建材可因應上海預拌混凝土市場需求增加之潛力而更為受惠。嘉華國際及嘉華建材之董事會認為，此舉有助增強嘉華國際及嘉華建材之競爭優勢及業務發展。

一般事項：

嘉華建材乃嘉華國際擁有67.35%股權之附屬公司。

嘉華國際之主要業務為投資控股，以及物業投資及發展。嘉華建材乃一控股公司，旗下一組公司之主要業務為經營石礦場，以及製造、銷售及分銷預拌混凝土、混凝土管筒、預製混凝土產品及建築材料。

關連交易：

由於賣方乃北蔡之主要股東，而北蔡則為嘉華國際及嘉華建材之附屬公司，故賣方乃嘉華國際及嘉華建材之關連人士。

根據上市規則，該等協議構成嘉華國際及嘉華建材之關連交易。然而，按照上市規則第14.25(1)(a)條之規定，事前毋須徵求股東批准，原因在於代價少於10,000,000港元或嘉華國際及嘉華建材於二零零零年十二月三十一日有形資產淨值之賬面值(以較高者為準)。嘉華國際及嘉華建材將於下次刊發之年度報告內納入該等協議之詳情。

承董事會命	承董事會命
K. Wah International Holdings Limited	K. Wah Construction Materials Limited
嘉華國際集團有限公司	嘉華建材有限公司
秘書	秘書